
05008595

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REGISTRANT'S NAME Beijing Enterprises Holdings

*CURRENT ADDRESS

PROCESSED
JUN 07 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34642 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/7/05

82-34642 (2)

RECEIVED
2005 JUN -6 A 8:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE


SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH, D.C.
213
SECTION

ARIS
12-31-04



北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

Annual Report 2004

Contents

Corporate Information

General Information

Registered Office
34/F, West Tower, Shun Tak Centre,
200 Connaught Road Central,
Hong Kong
Tel: (852) 2915 2898
Fax: (852) 2857 5084

Stock Code
392

Website
http://www.behl.com.hk

Company Secretary
Mr. Tam Chun Fai *CFA CPA*

Share Registrars
Tengis Limited
G/F, BEA Harbour View Centre,
56 Gloucester Road,
Wanchai, Hong Kong

Directors

Executive Directors
Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai *(Vice Chairman and President)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Guo Ying Ming
Mr. Liu Kai *(Vice President)*
Mr. Zheng Wan He
Mr. Li Man
Mr. Guo Pu Jin

Independent Non-executive Directors
Mr. Lau Hon Chuen, Ambrose
Mr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang
Mr. Wu Jie Si
Mr. Robert A. Theleen

Professionals

Auditors
Ernst & Young

Legal Advisers
as to Hong Kong law:
Johnson Stokes & Master

as to PRC law:
Haiwen & Partners

as to US law:
Sullivan & Crommell

Principal Bankers

In Hong Kong:
Bank of China (Hong Kong) Limited
Bank of Communications, Hong Kong Branch
BNP Paribas, Hong Kong Branch
China Merchants Bank, Hong Kong Branch
Calyon, Hong Kong Branch
Industrial and Commercial Bank of China (Asia) Ltd.
Rabobank, Hong Kong Branch

In Mainland China:
Agricultural Bank of China
Bank of China
China Construction Bank
Guangdong Development Bank
The Industrial and Commercial Bank of China

Corporate Structure

Beijing Enterprises Holdings Limited and its subsidiaries (collectively the "Group") is currently engaged in four major sectors of business: infrastructure & utilities, consumer products, tourism and retail services and technology.

Infrastructure & utilities sector includes management and operation of the Capital Airport Expressway, the Shenzhen Shiguan Road and the operation concession of a water treatment plant in Beijing.

Consumer products sector includes manufacture, distribution and sale of beer, wine, dairy products, processed meat and seafood products.

Tourism and retail services sector includes provision of tourism, retail and hotel services.

Technology sector includes provision of Internet and communications services and information technology solutions for both hardware and software, construction and installation of geothermal energy systems. The Group is also engaged in the operation of multipurpose electronic payment cards and on-line medical insurance and social security insurance business.

As at 12 April 2005


Other entities, most of which are under
the control of the Beijing Municipal Government
66.48%
33.52%
Beijing Enterprises Investments Limited
66.51%
0.01%
Beijing Enterprises Holdings Limited#
33.48%
Public Investors
96%
Capital Airport Expressway
53.08%
Shenzhen Shiguan Road
100%
Water Treatment Plant
80%
Yanjing Brewery
68.58%
Yanjing A shares*
52.37%
Yanjing Huiquan*
51%
Shunxing Winery
57.11%
Sanyuan Foods*
50%
Beijing McDonald's
50%
Guangdong McDonald's
50.13%
Wangfujing Department Store*
32.86%
Beijing Tourism Development
82%
Great Wall Hotel
75%
Holiday Inn Hotel
75%
Badaling Tourism
75%
Long Qing Xia Tourism
55.81%
Beijing Development#
56.29%
Xteam Software$^{\pi}$
97.99%
BEH High-Tech
69.81%
Ever Source Scientific Technology
20%
Siemens Communication Networks
varies
New Technology Initiatives
Infrastructure & Utilities
Consumer Products
Tourism & Retail Services
Technology

*	*Listed on The Shanghai Stock Exchange*
γ	*Listed on The Shenzhen Stock Exchange*
#	*Listed on The Main Board of The Stock Exchange of Hong Kong Limited ("Stock Exchange")*
π	*Listed on The Growth Enterprise Market of the Stock Exchange*

Highlights

Achievements

Turnover for the year amounted to HK$9.67 billion, representing an increase of 21.3% over last year.

Profit attributable to equity holders of the parent amounted to HK$503 million, representing an increase of 11.8% over last year.

Basic earnings per share amounted to HK$0.81, representing an increase of HK$0.09 over last year.

A final dividend of HK20 cents per share is proposed for 2004.

Financial position

	2004 year end HK$m	2003 year end HK$m
Cash	**4,195**	3,773
Short-term loans	**2,100**	1,786
Long-term loans	**2,293**	2,564
Net debt	**198**	577
Net debt equity ratio	**2.5%**	7.6%
Minority interests	**3,720**	3,545
Net Assets	**7,881**	7,546



2004
7,881
2003
7,546
2002
7,260
2001
7,026
2000
6,526
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
9,000
Equity Attributable to Equity Holders of the Parent (HK$m)

Earnings

Turnover for the year amounted to HK$9.67 billion, representing an increase of 21.3% over last year.


2004
2003
2002
2001
2000
9,666
7,970
7,012
6,227
5,213
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
9,000
10,000
Turnover (HK$m)

Profit attributable to equity holders of the parent amounted to HK$503 million.


2004
2003
2002
2001
2000
503
450*
404*
571*
518*
0
100
200
300
400
500
600
Profit Attributable to
Equity Holders of
the Parent (HK$m)

Basic earnings per share amounted to HK$0.81.

Proposed final dividend of HK$0.20 per share, giving a total annual dividend of HK$0.30 per share.

* Restated



Yi Xi Qun

I am pleased to announce that Beijing Enterprises Holdings Limited (the "Company") and its subsidiaries (collectively the "Group") continued to record profit growth in 2004. Turnover for the year amounted to HK$9.67 billion, representing an increase of 21.3% over the previous year, of which turnover from operating business amounted to HK$8.78 billion, representing an increase of 26% over last year. Profit attributable to equity holders of the parent for the year reached HK$503 million, representing an increase of 11.8% over the previous year. Basic earnings per share amounted to HK$0.81, representing an increase of HK$0.09 over the previous year. The board of directors of the Company (the "Board") recommended a payment of a final dividend of HK 20 cents per share for 2004.

2004 witnessed a drastic change in the Company's development strategy since its listing. Hard hit by the keen market competition and cyclical industry downturn, Beijing International Switching System Company Limited (now known as Siemens Communication Networks Ltd., Beijing ("SCNB")), Beijing Sanyuan Foods Co., Ltd. ("Sanyuan Foods") and Jian Guo Hotel Joint Venture of Beijing ("Jian Guo Hotel"), the formerly important profit sources of the Company's asset portfolio, recorded significant deteriorations in their recent results, which substantially offset the profit growth of other assets and dampened the overall result performance of the Company.

After thorough planning and consideration, the Company entered into agreements at different times of the year to dispose of its 20% interest in SCNB, 50.5% interest in Jian Guo Hotel and 55% interest in Sanyuan Foods and in return received or will receive total cash amount of approximately HK$870 million. The disposal of these assets reflected the Company's strategy of reorganising assets with low yields.

In addition to streamlining its asset portfolio, the Board, based on the market trend and development, conducted a comprehensive review on the Company's past market positioning, development tactics and investment strategy in 2004 and made important adjustments on its development strategy. The Company initially lays down the strategic objectives of becoming an investment and financing platform of the infrastructure and utilities business of Beijing.

In respect of strategy adjustment, the establishment of Beijing Enterprises Group Company Limited ("BE Group") has aroused widespread concern. On 8 January of this year, BE Group was established by merging Beijing Holdings Limited (the parent company of the Company) and Beijing Gas Group Co., Ltd., which constituted a cross industry merger.

Meanwhile, the Company has adjusted its investment strategy to cater for its core business positioning. The Company has focused on the business segments of infrastructure and utilities, especially in the areas of toll roads, water treatment, environmental protection and gas supply. In order to focus our investment in the above segments, we established four major investment platforms for toll roads, urban water supply, recycled resources and gas supply early this year. The rationale behind is to transform the Group to a limited conglomerate with business synergy.

In the coming year, the Group will implement the following measures which capitalise on the opportunities arising from the state-owned enterprise reforms and cater for the market changes:

1. Stepping up efforts in internal reorganisation: BE Group, under the direct administration of the State-owned Assets Supervision and Administration Commission of Beijing, will become the controlling company of the Company upon the completion of shareholding reallocation. The Group will be well-positioned to embark on investment projects relating to Beijing's public utilities and infrastructure in the course of the persistent economic development of Beijing.

2. Actively implementing plans to streamline asset portfolio; to reorganise assets not in line with the overall development strategy, so as to develop a clearer positioning for the Group's core business.

3. Enhancing the development of the core business of Beijing Yanjing Brewery Company Limited ("Yanjing Brewery"), consolidating its status as a renowned brand in the PRC beer industry and aiming at a sales volume of over 3 million tons in this year; developing premium products to mitigate the impact of rising cost of raw materials on production cost; maintaining a capital structure of low gearing ratio and taking full advantage of the opportunities brought about by acquisitions and mergers; expediting the development of regional business; accelerating the pace of strategic research and paving the way for the Group's sustainable development.

In 2005, the Board will lead the Company in consolidating its position as the financing window of Beijing in the international capital market and in providing financing channels and management experience for Beijing's economic development and city construction.

Last but not least, on behalf of the Board, I would like to express my heartfelt gratitude to the shareholders and all the staff for their dedication and contribution in the past year.



Chairman

Hong Kong
12 April 2005

Business Overview

[illegible]

Infrastructure and public utilities

Toll roads

The annual traffic flow of Capital Expressway increased by 24% to 42.69 million vehicles, reaching a historical new height. The utilisation rate has exceeded 90% of the original designed load. Turnover and profit attributable to equity holders of the parent increased by 26.6% and 35.3% to HK$352 million and HK$180 million respectively.



The revenue of Shenzhen Shiguan Highway amounted to HK$83.24 million, which was basically the same as the previous year. Profit attributable to equity holders of the parent was HK$23.59 million, representing an increase of 3% from last year.



Water treatment concession

The operating profit contribution to the Group after amortisation derived from the Beijing No. 9 water treatment concession amounted to approximately HK$128 million. This project is one of the most important sources of cashflow for the Group and will continue to provide steady cashflow to the Group in the future.

Consumer Products

Beer


YANJING BEER
燕京啤酒

The business of Yanjing Brewery continued to grow in 2004. Sales volume of Yanjing Brewery's beer reached a new high of 2.88 million tons. The nationwide turnover amounted to approximately HK$3.5 billion, representing a growth of approximately 21% over last year. During the period, the rise in the price of raw materials resulted in an increase of cost by approximately HK$151 million. However, Yanjing Brewery's successful exploration into the premium beer sector offset the additional cost brought about by the rise in the price of raw materials and contributed to the steady business growth. Operating profit contribution to the Group increased by approximately 13.3% to HK$128 million. In addition, the Group's shareholding in Beijing Yanjing Brewery Company Limited decreased due to the exercise of the convertible bonds of Beijing Yanjing Brewery Company Limited by its holders, and in accounting treatment, the exercise was deemed as the Group's disposal of equity interests which generate gain. Together with the gain generated from the negative goodwill arising from the merging and acquisition of enterprises, the Group shared an exceptional gain of total HK$37.66 million. In 2004, the share of Yanjing Brewery in the national market rose to 11%. It is expected that the sales volume will exceed 3 million tons in this year, making Yanjing Brewery to be one of the top ten beer breweries in the world.



Dairy

The business of Beijing Sanyuan Foods Co. Ltd. ("Sanyuan Foods") was hard hit by a series of unfavourable factors. Accordingly, its turnover dropped 23% when compared with 2003. Loss attributable to the Group amounted to HK$66.20 million. Since the Group is adjusting its asset portfolio and business strategies, it entered into an agreement at the end of 2004 to sell the controlling interests of Sanyuan Foods at book value (including goodwill) after thorough considerations. The completion of this transaction will be subject to the approvals of the PRC supervisory authorities.

Retail and Tourism Services

Retail



The expansion of Wangfujing Department Store in second-tier cities in the inland regions has begun to bear fruit. Turnover amounted to HK$3.259 billion, representing an increase of 47% when compared with last year. The number of department stores throughout the country increased to 14. Sales in most of the stores increased when compared with last year. Profit contribution from the department stores continued to grow. However, loss incurred from the disposal of a real estate project in Chengdu offset the growth in profit. The management believes that Wangfujing Department Stores have come out of the doldrums and will resume its growth momentum in future.

Hotel and tourism



This business segment has completely recovered from the impact of SARS. The number of tourists traveling to Badaling and Longqingxia increased significantly, driving profit back to its normal level.

During the year, the occupancy rate of Jian Guo Hotel Joint Venture of Beijing ("Jian Guo Hotel") continued to rise. The relatively out-dated facilities of Jian Guo Hotel make it difficult to raise the room rates. Beijing Tourism Group, the second largest shareholder of Jian Guo Hotel intends to re-develop the project. On the basis that it takes a long time for the investment in the new project to yield returns, the Group sold its 50.5% equity interest in Jian Guo Hotel at book value (including goodwill) in August 2004.

Technology

Information technology



Beijing Development (Hong Kong) Limited ("Beijing Development") is the Group's flagship in information technology business. All its business segments made progress during the year. With business volume not yet reaching economies of scale, Beijing Development cannot achieve any breakthrough in profit.

Others



The progress of its newly-developed geothermal energy system business was satisfactory with the sales of Beijing Ever Source Scientific Technology Development Co., Ltd. steadily surpassing those of last year. Most of the investment in other technology business generated profit and contributed to the overall results.

Exceptional Profit and Loss

Since the beginning of this year, the Group has began to enter into agreements to sell certain non-core assets with low yields, including the sale of 20% equity interest in Beijing International Switching System Company Limited (now known as SCNB); 50.5% controlling interests in Jian Guo Hotel, and 55% controlling interests in Sanyuan Foods. These businesses and assets are either experiencing industry downturn or having problems regarding its market competitiveness. In order to centralize its management resources and reorganize its asset structure, the Group sold the above assets at our book value or above. According to the new accounting principles, the Group recorded an exceptional profit of HK$133 million in 2004 as a result of the sales of 20% equity interest in SCNB and the sales of 50.5% controlling interest in Jian Guo Hotel. The sales of these two assets brought in a cash amount of approximately HK$340 million for the Company, which will be used to fund new investment projects.

With a view to laying a solid foundation for its future development, the Company evaluated certain investment projects and assets and made appropriate provisions of approximately HK$713 million, in order to better reflect the actual value of those assets.

Capitalisation and Financial Position

Equity attributable to equity holders of the parent increased to approximately HK$7.80 billion with minority interests amounted to approximately HK$3.72 billion as at 31 December 2004. Total borrowings were HK$4.39 billion. Net debt (total borrowings minus cash and bank balances) was HK$197 million at year end date, representing 2.5% net debt to equity ratio. Bank borrowings were approximately in Renminbi with remaining 32% in US Dollars.

Directors and Senior Management

Executive Directors

YI Xi Qun, aged 57, is the chairman of the Company and chairman of Beijing Holdings Limited. He graduated from Beijing Chemical Institute in 1975 and later obtained a postgraduate degree in economics and management engineering at Tsinghua University. From 1986 to 1987, Mr. Yi was in charge of the Beijing Municipal Government Economic Structure Reform Committee and from 1987 to 1991, he served as the chief executive officer of Xicheng District of Beijing. Since 1991, Mr. Yi has been an assistant to the Mayor of Beijing as well as Director of the Economic and Foreign Trade Commission of Beijing Municipality and the Management Committee of the Beijing Economic and Technology Development Zone. Mr. Yi has in-depth knowledge and wealth of experience in macroeconomic and microeconomic management. Mr. Yi joined the Group in December 1999.

Zhang Hong Hai, aged 52, is the vice chairman and president of the Company. Mr. Zhang graduated from Beijing University in 1982 and subsequently obtained a post-graduate qualification in business studies at The International Business School of Hunan University and was awarded with the honor of Senior Economist. Mr. Zhang has worked for Beijing Municipal Government for many years. Prior to joining the Company, Mr. Zhang was the director of Foreign Affairs Office of the People's Government of Beijing Municipality & Hong Kong and Macao Affairs office of the People's Government of Beijing Municipality. He also served as Vice President of Beijing Chinese Overseas Friendship Association. Mr. Zhang initially worked as Deputy General Manager and was then promoted to Vice Chairman and General Manager of Beijing International Trust Investment Limited during the period from 1990 to 1998, and has accumulated extensive experience in corporate management. Mr. Zhang joined the Group in December 2003.

LI Fu Cheng, aged 50, is the vice chairman and executive director of the Company. Since 1983, he has held the posts of deputy secretary and secretary of Yanjing Brewing Factory, and then the chairman and general manager of Yanjing Group. Mr. Li has over 25 years' experience in the brewery industry. Mr. Li joined the Group in April 1997.

GUO Ying Ming, aged 61, is the executive director of the Company. He graduated from Beijing Foreign Trade Institute in 1967. Since February 1989, he has served as general manager, vice chairman and chairman of Beijing Holdings Limited. Prior to that, from 1985 to 1988, he held the post of chairman and general manager of China Resource Products (U.S.A.) Limited, the window company of the Beijing Municipal Government in the US. He has over 30 years' experience in international economics, foreign trade and enterprise management. From April 1997 to February 2000, Mr. Guo was the vice chairman and president of the Company. Mr. Guo rejoined the Group in December 2002.

LIU Kai, aged 51, is the executive director and vice president of the Company. Mr. Liu is responsible for the general management of Beijing Enterprises Holdings Investment Management Co., Ltd. He graduated from Tsinghua University with a bachelor degree in mechanical engineering in 1979, and later obtained a postgraduate degree in domestic economics and management at State Administration Institute. Prior to joining the Company, Mr. Liu has served as a senior executive of Beijing Transportation Bereau and Beijing Transportation Corporation. Mr. Liu has over 25 years' experience in economics and management. Mr. Liu joined the Group in January 2001.

BAO Zong Ye, aged 58, was the executive director of the Company. He graduated from Ren Min University of China in the field of Economics and Business Management in 1986. Since November 1992, he has held the posts of deputy general manager and later general manager of the Beijing General Corporation of Agriculture Industry and Commerce. He has many years' experience in economics, retail business and enterprise management. Mr. Bao is presently the Chairman of San Yuan Group Company. Mr. Bao joined the Group in May 2003 and resigned in December 2004.

ZHENG Wan He, aged 53, is the executive director of the Company. He graduated from Beijing Economic Institute in 1983. Since November 1984, he has held the posts of deputy general manager of Beijing Wangfujing Department Store and later vice chairman and general manager of Wanfujing Group. He has over 15 years' experience in economics, retail business and enterprise management. Mr. Zheng is presently the vice chairman of China Youth Entrepreneurs Association and a committee member of China United Commerce Association. Mr. Zheng joined the Group in April 1997.

WEI En Hong, aged 68, was the executive director of the Company. He graduated from Beijing Posts and Telecommunications Institute in 1959. Since 1996, he has served as chairman of Beijing International Switching System Co. Ltd. From 1983 to 1996, he served as deputy executive of the Posts and Telecommunications Administrative Bureau in Heilongjiang Province in the PRC, and then as the chief executive of the Posts and Telecommunications Administrative Bureau in Hebei Province in the PRC. He has over 40 years' experience in the posts and telecommunications industry and in management. Mr. Wei joined the Group in April 1997 and resigned in April 2004.

BI Yu Xi, aged 63, was the executive director of the Company. Mr. Bi graduated from Beijing Agricultural University with a bachelor degree in Economics and Management, and was awarded with the honor of Senior Economist. Prior to joining the Company, Mr. Bi served as the deputy chief executive of Beijing Transportation Bureau. Mr. Bi joined the Group in August 2000 and resigned in April 2004.

Directors and Senior Management

LI Man, aged 47, is the executive director of the Company. Mr. Li obtained his bachelor degrees of Philosophy and Economics from Beijing Normal University and Beijing Polytechnic University respectively. Mr. Li served as Deputy Chief Executive of Beijing Yanqing County Administration Academy and Executive Deputy Principal of Beijing Science and Technology University, Yanqing County Branch since 1996. Mr. Li is presently the director of Beijing Badaling Special Zone Administrative Centre, the General Manager of Badaling Tourism Company and the General Manager of Badaling Tourism Development Company. He has indepth-knowledge and experience in hotel management and tourism business. Mr. Li joined the Group in August 2001.

LI Zhong Gen, aged 53, was the executive director of the Company. He graduated from Beijing No. 2 Foreign Language Institute in 1977. Since October 1994, he served as the director and deputy general manager of Beijing Tourism Company Limited. Prior to that, from April 1987 to October 1994, he held the posts of general manager of Jianguo Hotel, director of State Asset Administration and deputy vice general manager of the Beijing Tourism Bureau, and general manager of Beijing Tourism Corporation and Beijing Hotel Management Company. Mr. Li has over 25 years' experience in finance, tourism development and hotel management. Mr. Li joined the Group in April 1997 and resigned in December 2004.

GUO Pu Jin, aged 51, is the executive director of the Company. He graduated from the political education faculty of Capital Normal University in 1976 and later finished his postgraduate studies at Capital Trade and Economics University. Mr. Guo was the chief executive officer of Da Xing District of Beijing previously and is currently the Chairman of Beijing Capital Expressway Development Company Limited. Mr. Guo has over 28 years' experience in government affairs and corporate management in China. Mr. Guo joined the Group in April 2004.

Non-executive Director

FANG Fang, aged 39, is now the director of J.P. Morgan Securities Pte. Limited. Mr. Fang was previously the non-executive director of the Company. He holds a bachelor's degree in management information system from Tsinghua University in the PRC and a MBA degree from Vanderbilt University in the U.S. Prior to joining the Company, he was an investment banker with Merrill Lynch & Co. and Seapower Financial Services Group in New York and Hong Kong, specialising in corporate finance and advisory services, where he gained extensive experience in restructuring and financing Chinese companies. Mr. Fang joined the Group in May 2000 and resigned in April 2004.

Independent Non-executive Directors

LAU Hon Chuen, Ambrose, aged 57, holds a Bachelor of Laws degree from the University of London and is a Solicitor of the Supreme Court of Hong Kong, a China-Appointed Attesting Officer and a Notary Public. Mr. Lau is also a member of the National Committee of the Chinese People's Political Consultative Conference and the Selection Committee For the First Government of the Hong Kong Special Administrative Region ("HKSAR") and a Nonofficial Justice of the Peace. He was the President of the Law Society of Hong Kong from 1992 to 1993. Mr. Lau was a member of the Preparatory Committee for the HKSAR and the Legislative Council of Hong Kong. Mr. Lau joined the Group in April 1997.

Dr Leo Tung-Hai LEE, GBS, LLD, JP, aged 83, is Chairman of Tung Tai Group of Companies and an independent non-executive director or non-executive director of several publicly listed companies in Hong Kong. He is a member of a number of public services committees and heads many social service organizations, including as an adviser of the Advisory Board of Tung Wah Group of Hospitals, Chairman of Association of Chairmen of the Tung Wah Group of Hospitals, Chairman of Friends of Hong Kong Association and Vice President of China Overseas Friendship Association. He served as a Standing Committee member of the eighth and ninth Chinese People's Political Consultative Conference National Committee; an Adviser on Hong Kong Affairs to the Hong Kong & Macau Affairs Office of the State Council and Xinhua News Agency, Hong Kong Branch; a member of the Preparatory Committee for the Hong Kong Special Administrative Region; and a member of the Selection Committee of the First Government of the Hong Kong Special Administrative Region. Dr Lee has been honoured with awards by different governments, which include Cavaliere di Gran Croce of Italy, O.B.E. of Great Britain, Chevalier Legion d'Honneur of France, Commandeur de l'Ordre de Leopold II of Belgium and Gold Bauhinia Star of the Hong Kong Special Administrative Region Government of the People's Republic of China. Dr. Lee has over 45 years of experience in business management. Dr Lee joined the Group in April 1997.

WANG Xian Zhang, aged 63, graduated from the Northeast Finance & Economics University, China in 1965. He has been engaged in the insurance industry since 1970, and was Deputy General Manager of the People's Insurance Company of China ("PICC"), Dalian Branch and then General Manager of PICC, Liaoning Branch. From 1986 to 1995, he was Vice Chairman and Vice President of PICC. Since 1996, he has been Vice Chairman and Vice President of the People's Insurance Company of China (Group). In 1993, he set up China Insurance Group in Hong Kong. Since then he has been Vice Chairman and President of China Insurance H.K. (Holdings) Co. Ltd. Mr. Wang is also Chairman of the Ming An Insurance Co. (H.K.) Ltd., China Reinsurance Co. (H.K.) Ltd. and CIG-WH International (Holdings) Ltd. and Director of several financial institutions such as The Bank of China, The Ka Wah Bank Ltd. and Top Glory Insurance Co. (Bermuda) Ltd. Mr. Wang joined the Group in April 1997.

WU Jie Si, aged 53, holds a doctorate degree in Economics. He conducted a post-doctorate research work in theoretical economics at the Nankai University in the PRC and was conferred the professorship qualification by the Nankai University in 2001. During the period from 1984 to 1995, Mr. Wu was with the Industrial and Commercial Bank of China ("the Bank") working in a number of positions, including as the president of Shenzhen Branch of the Bank. From 1995 to 1998, Mr. Wu was vice mayor of Shenzhen Municipal Government and from 1998 to 2000 he was the assistant to governor of Guangdong province. He is the Chairman of Guangdong Yue Gang Investment Holdings Company Limited and GDH Limited, the Honorary President of Guangdong Investment Limited and Guangdong Tannery Limited and an independent non-executive director of China Insurance International Holdings Company Limited. He has extensive experience in finance and management. Mr. Wu joined the Group in July 2004.

THELEEN Robert A., aged 59, is the Chairman, founder and Co-CEO of ChinaVest, Ltd, a Shanghai-based Merchant Bank. Mr. Theleen was a pioneer in the private equity investment industry in China where, in 1982, he launched one of the first venture capital funds investing in China. Mr. Theleen is also a Trustee of the Asia Foundation and an active member of the business community in Shanghai where he resides. He was educated at Duquesne University and at the American School of Management in the United States where he completed his MBA degree in 1970. He is also a member of the Advisory Board of the Hopkins-Nanjing Center in Nanjing, China. Mr. Theleen joined the Group in July 2004.

Senior Management

E Meng, aged 47, is a vice president of the Company. Mr. E graduated from China Science and Technology University with a master's degree in engineering. He is a PRC senior accountant with the qualifications of PRC certified accountant, asset appraiser, certified real estate appraiser and tax appraiser. From 1988 to 1998, Mr. E was the deputy director of Beijing New Technology Development Zone (the "BNTDZ"), the director for BNTDZ department of finance auditing and state asset management, the manager of BNTDZ Investment Operation Company, director of Beijing Tianping Accounting Firm and the deputy director of the State Asset Management Office of Beijing Haidian district. Mr. E has over 19 year's experience in economics, finance and enterprise management. Mr. E joined the Group in November 1997.

JIANG Xin Hao, aged 40, is the vice president of the Company. Mr. Jiang was graduated from Fudan University in 1987 with a bachelor's degree in Law, and then in 1992 with a master's degree in Law. Mr. Jiang is a former teacher at Beijing University between 1992 and 1995. From 1995 to 1997, Mr. Jiang was a deputy general manager of Jingtai Finance Company in Hong Kong, and subsequently a director and vice president of BHL Industrial Investment Company. From 1997 to February 2005, Mr. Jiang was a director and CEO of Tramford International Limited, a public company listed on Nasdaq. Mr. Jiang was a manager of the investment development department of BHL and a general manager of Beijing BHL Investment Center between May 2000 and February 2005. He served as a policy analyst of the Chinese State Commission of Restructuring Economic System from 1987 to 1989. Mr. Jiang has over 10 years of experience in economics, finance and corporate management. Mr. Jiang joined the Group in February 2005.

TAM Chun Fai, Jimmy, aged 43, is the financial controller and the company secretary of the Company. Mr. Tam graduated from the Hong Kong Polytechnic University with a bachelor of arts degree in accountancy and is a regular member of Chartered Financial Analyst ("CFA") and a member of Hong Kong Institute of Certified Public Accountant. Mr. Tam has over 16 years' experience in auditing and corporate advisory services with major international accounting firms. He was involved in floatation and audit work of a wide variety of businesses, including electronics, electrical appliances, athletic shoes manufacturing, banking, insurance, securities and property development. Mr. Tam joined the Group in April 1997.

The directors present their report and the audited financial statements of the Company and the Group for the year ended 31 December 2004.

Principal activities

The principal activity of the Company is investment holding. Details of the principal activities of the principal subsidiaries are set out in note 20 to the financial statements. During the year, the Group discontinued its dairy operations, further details of which are included in note 11 to the financial statements. There were no other changes in the nature of the Group's principal activities during the year.

Results and dividends

The Group's profit for the year ended 31 December 2004 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 29 to 155.

An interim dividend of HK$0.10 per ordinary share was paid on 9 November 2004. The directors recommend the payment of a final dividend of HK$0.20 per ordinary share in respect of the year, to shareholders on the register of members on 17 June 2005. This recommendation has been incorporated in the financial statements as an allocation of retained profits within the equity section of the balance sheet.

Summary financial information

A summary of the published results, and assets, liabilities and total equity of the Group for the last five financial years, as extracted from the audited financial statements and restated and reclassified as appropriate, is set out on pages 156 to 157. This summary does not form part of the audited financial statements.

Fixed assets and hotel properties, and investment properties

Details of movements in the fixed assets and hotel properties, and investment properties of the Company and the Group during the year are set out in notes 15 and 16 to the financial statements, respectively. Further details of the Group's hotel and investment properties are set out on pages 158 to 159.

Share options

Details of movements in the Company's share options during the year, together with the reasons therefor, are set out in note 34 to the financial statements.

Purchase, redemption or sale of listed securities of the Company

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

Reserves

Details of movements in the reserves of the Company and the Group during the year are set out in note 35(b) to the financial statements and in the consolidated statement of changes in equity, respectively.

Distributable reserves

At 31 December 2004, the Company's reserves available for distribution, calculated in accordance with the provisions of Section 79B of the Companies Ordinance, amounted to HK$642,021,000, of which HK$124,500,000 has been proposed as a final dividend for the year. In addition, the Company's share premium account, in the amount of HK$4,839,497,000, may be distributed in the form of fully paid bonus shares.

Major customers and major suppliers

In the year under review, sales to the Group's five largest customers and purchases from the Group's five largest suppliers accounted for less than 30% of the Group's turnover and total purchases, respectively.

Directors

The directors of the Company during the year were:

Executive directors:

Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai *(Vice Chairman and President)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Guo Ying Ming
Mr. Liu Kai *(Vice President)*
Mr. Zheng Wan He
Mr. Li Man
Mr. Guo Pu Jin (appointed on 28 April 2004)
Mr. Wei En Hong (resigned on 28 April 2004)
Mr. Bi Yu Xi (resigned on 28 April 2004)
Mr. Bao Zong Ye (resigned on 29 December 2004)
Mr. Li Zhong Gen (resigned on 29 December 2004)

Non-executive director:

Mr. Fang Fang (resigned on 21 April 2004)

Directors *(continued)*

Independent non-executive directors:

Mr. Lau Hon Chuen, Ambrose	
Mr. Lee Tung Hai, Leo	
Mr. Wang Xian Zhang	
Mr. Wu Jie Si	(appointed on 2 July 2004)
Mr. Robert A. Theleen	(appointed on 2 July 2004)

In accordance with articles 96 and 105(A) of the Company's articles of association and the recommendation of the board of directors, Messrs. Li Fu Cheng, Zheng Wan He, Lau Hon Chuen, Ambrose, Wu Jie Si and Robert A. Theleen will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

Directors' and senior management's biographies

Biographical details of the directors of the Company and the senior management of the Group are set out on pages 14 to 19 of the annual report.

Directors' service contracts

Messrs. Yi Xi Qun and Zhang Hong Hai have service contracts with the Company for terms of five and three years, respectively, commencing on 1 June 2003 and 3 December 2003, respectively, with respective unexpired periods of approximately 41 months and 23 months as at 31 December 2004.

During the year, Mr. Liu Kai renewed his service contract with the Company for a further period of three years which commenced on 16 January 2004, with an unexpired period of approximately 24 months as at 31 December 2004, and is subject to termination by either party giving not less than six months' written notice.

These service contracts, which were entered into before 1 February 2004, are exempt from the shareholders' approval requirement under Rule 13.68 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") which has taken effect since 1 February 2004.

Save as disclosed above, no director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Directors' remuneration

The directors' fees are subject to shareholders' approval at general meetings. Other emoluments are determined by the Company's board of directors with reference to directors' duties, responsibilities and performance and the results of the Group.

Directors' interests in contracts

No director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company, or any of its holding companies, subsidiaries and fellow subsidiaries was a party during the year.

Directors' interests and short positions in shares and underlying shares

At 31 December 2004, the interests and short positions of the directors in the share capital and underlying shares of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules (the "Model Code"), were as follows:

Long positions in underlying shares of the Company:

The interests of the directors in the share options of the Company are separately disclosed in note 34 to the financial statements.

Long positions in shares of associated corporations:

Name of director	Name of associated corporation	Number of ordinary shares held	Percentage of the associated corporation's issued share capital
Mr. Li Fu Cheng	Beijing Yanjing Brewery Company Limited@	20,419#	0.0030
Mr. Zheng Wan He	Beijing Wangfujing Department Store (Group) Co., Ltd.@	45,738#	0.0116

@ All these associated corporations are indirectly held subsidiaries of the Company

All interests are directly beneficially owned by the directors

Directors' interests and short positions in shares and underlying shares

(continued)

Save as disclosed above, as at 31 December 2004, none of the directors had registered an interest or short position in the shares or underlying shares of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Directors' rights to acquire shares or convertible bonds

During the year, Mr. Li Fu Cheng purchased 1,699 additional ordinary shares of Beijing Yanjing Brewery Company Limited, an indirectly held subsidiary of the Company, through the conversion of 180 units of the 5-year 1.2% convertible bonds with a face value of RMB100 each of Beijing Yanjing Brewery Company Limited held by him.

Apart from the foregoing and save as disclosed under the heading "Directors' interests and short positions in shares and underlying shares" above and in the share option scheme disclosures in note 34 to the financial statements, at no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or minor children, or were any such rights exercised by them; or was the Company, or any of its holding companies, subsidiaries and fellow subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

Contract of significance

On 3 December 2004, the Company entered into a share transfer agreement with Beijing Holdings Limited ("BHL"), the ultimate holding company, to conditionally dispose of the Company's 34.54% equity interest in Beijing Enterprises (Dairy) Limited, a wholly owned subsidiary of the Company, to BHL for a cash consideration of RMB237,392,000 (approximately HK$223,638,200). The contract terms have been reviewed by an independent board committee comprising all the independent non-executive directors of the Company, who has confirmed that the transaction was fair and reasonable as far as the shareholders of the Company are concerned. Further details of the transaction undertaken in connection with this contract during the year are included in note 11 to the financial statements.

Substantial shareholders' and other persons' interests in shares and underlying shares

At 31 December 2004, the following interests of 5% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions:

		Number of ordinary shares held, capacity and nature of interest			Percentage of
Name	*Notes*	**Directly beneficially owned**	**Through controlled corporations**	**Total**	**the Company's issued share capital**
Modern Orient Limited		100,050,000	–	100,050,000	16.07
Beijing Enterprises Investments Limited	*(a)*	313,949,900	100,050,000	413,999,900	66.51
Beijing Holdings Limited	*(b)*	271,100	413,999,900	414,271,000	66.55

Notes:

(a) The interest disclosed includes the shares owned by Modern Orient Limited. Modern Orient Limited is held directly as to 100% by Beijing Enterprises Investments Limited. Accordingly, Beijing Enterprises Investments Limited is deemed to be interested in the shares owned by Modern Orient Limited.

(b) The interest disclosed includes the shares owned by Beijing Enterprises Investments Limited and Modern Orient Limited. Beijing Enterprises Investments Limited, the holding company of Modern Orient Limited, is held indirectly as to 66.48% by BHL. Accordingly, BHL is deemed to be interested in the shares owned by Beijing Enterprises Investments Limited and Modern Orient Limited.

Save as disclosed above, as at 31 December 2004, no person, other than the directors of the Company, whose interests are set out in the section "Directors' interests and short positions in shares and underlying shares" above, had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

Connected transactions and continuing connected transactions

Connected transactions and continuing connected transactions undertaken by the Group during the year are set out in notes 11, 30 and 49 to the financial statements.

The independent non-executive directors of the Company have reviewed and confirmed that the continuing connected transactions entered into by the Group were (i) in the ordinary course of the Group's business either on normal commercial terms or on terms no less favourable to the Group than terms available to or from independent third parties; (ii) in accordance with the terms of the agreements governing the transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole; and (iii) within the prescribed limits as set out in the waiver letters in respect of connected transactions granted by the Stock Exchange to the Company.

Events after the balance sheet date

Details of the significant events after the balance sheet date of the Group are set out in note 50 to the financial statements.

Loan agreement with covenants relating to specific performance of the controlling shareholders

In accordance with the disclosure requirements of Rule 13.22 of the Listing Rules, the following disclosures are included in respect of the Company's syndicated loan facility, which contains covenants requiring performance obligations of the Company's holding companies.

In 2001, the Company obtained a five-year US$180 million syndicated loan facility. The loan agreement includes certain conditions imposing specific performance obligations on the Company's holding companies, among which are the following events which would constitute an event of default on the loan facility:

1. If the beneficial interest in more than 50% of the entire issued capital of the Company ceases to be owned by persons or entities controlled by the Beijing Municipal People's Government of China; or

2. If any of the Company's holding companies stops or suspends payments to its creditors generally, or is unable to or admits its inability to pay off its debts as and when they fall due, or is declared or becomes bankrupt or insolvent.

Sufficiency of public float

Based on information that is publicly available to the Company and within the knowledge of the directors, at least 25% of the Company's total issued share capital was held by the public as at the date of this report.

Corporate goverance

In the opinion of the directors, the Company complied with the Code of Best Practice (the "Code") as set out in Appendix 14 of the Listing Rules throughout the accounting period covered by the annual report, except that the independent non-executive directors of the Company are not appointed for specific terms as required by paragraph 7 of the Code, but are subject to retirement by rotation in accordance with the Company's articles of association.

The Code was replaced by the Code on Corporate Governance Practices (the "Code on CG Practices") which has become effective for accounting periods commencing on or after 1 January 2005. Appropriate actions are being taken by the Company for complying with the Code on CG Practices.

Model code of securities transactions

The Company has adopted the Model Code as the Company's code of conduct for dealings in securities of the Company by the directors. Based on specific enquiry of the Company's directors, the directors have complied with the required standard set out in the Model Code throughout the accounting period covered by the annual report.

Audit committee

The Company has an audit committee which was established in compliance with Rule 3.21 of the Listing Rules for the purpose of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises three independent non-executive directors of the Company, namely, Messrs. Lee Tung Hai, Leo, Wang Xian Zhang and Wu Jie Si.

Auditors

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD



Chairman

Hong Kong
12 April 2005


ERNST & YOUNG
安永會計師事務所

To the members
Beijing Enterprises Holdings Limited
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 29 to 155 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Ernst & Young

Certified Public Accountants
Hong Kong
12 April 2005

Consolidated Profit and Loss Account

Year ended 31 December 2004

	Notes	**2004** **HK$'000**	2003 HK$'000 (Restated)
TURNOVER	*5*		
Continuing operations		**8,779,956**	6,966,336
Discontinued operations	*11(a)*	**885,684**	1,003,811
		9,665,640	7,970,147
Cost of sales		**(7,005,934)**	(5,689,268)
Gross profit		**2,659,706**	2,280,879
Interest income		**44,751**	38,598
Other revenue and gains, net	*5*	**362,779**	308,367
Selling and distribution costs		**(835,106)**	(727,046)
Administrative expenses		**(1,095,343)**	(839,675)
Other operating expenses, net		**(225,923)**	(135,511)
Revaluation surplus on investment properties		**13,785**	200
PROFIT FROM OPERATING ACTIVITIES	*6*	**924,649**	925,812
Finance costs	*7*	**(138,048)**	(150,370)
Share of profits and losses of:			
Jointly-controlled entities		**56,453**	12,959
Associates		**51,175**	33,356
Amortisation of goodwill arising on acquisition of jointly-controlled entities		**-**	(4,699)
PROFIT/(LOSS) BEFORE TAX			
Continuing operations		**1,018,762**	831,653
Discontinued operations	*11(a)*	**(124,533)**	(14,595)
		894,229	817,058
TAX	*10*		
Continuing operations		**(233,156)**	(196,171)
Discontinued operations	*11(a)*	**3,687**	6,810
		(229,469)	(189,361)
PROFIT/(LOSS) FOR THE YEAR			
Continuing operations		**785,606**	635,482
Discontinued operations	*11(a)*	**(120,846)**	(7,785)
		664,760	627,697

Consolidated Profit and Loss Account

Year ended 31 December 2004

	Notes	2004 HK$'000	2003 HK$'000 (Restated)
ATTRIBUTABLE TO:			
Equity holders of the parent:			
Continuing operations		**571,892**	449,204
Discontinued operations		**(68,704)**	841
	12	**503,188**	450,045
Minority interests		**161,572**	177,652
		664,760	627,697
DIVIDENDS	13		
Interim		**62,250**	62,250
Proposed final		**124,500**	112,050
		186,750	174,300
EARNINGS PER SHARE	14		
Basic for profit for the year		**HK$0.81**	HK$0.72
Basic for profit from continuing operations		**HK$0.92**	HK$0.72
Diluted for profit for the year		**HK$0.79**	HK$0.71
Diluted for profit from continuing operations		**HK$0.90**	HK$0.71

Consolidated Balance Sheet

31 December 2004

	Notes	**2004 HK$'000**	2003 HK$'000 (Restated)
ASSETS			
Non-current assets:			
Fixed assets	*15*	**6,338,571**	6,497,501
Investment properties	*16*	**342,722**	277,461
Lease premium for land	*17*	**430,193**	436,026
Intangible assets	*18*	**1,560,413**	1,649,459
Goodwill:	*19*		
Goodwill		**330,198**	300,411
Negative goodwill		**–**	(7,547)
Interests in jointly-controlled entities	*21*	**556,678**	1,029,465
Interests in associates	*22*	**590,869**	444,817
Properties under development		**132,032**	120,974
Trade and bills receivables	*28*	**69,310**	49,366
Other receivables	*29*	**176,881**	145,241
Pledged bank balances	*23*	**8,743**	7,812
Available-for-sale financial assets/Long term investments	*24*	**285,056**	289,557
Deferred tax assets	*39*	**62,747**	44,965
		10,884,413	11,285,508
Current assets:			
Lease premium for land	*17*	**8,176**	9,693
Properties held for sale	*25*	**62,990**	528,776
Inventories	*26*	**1,239,969**	1,006,211
Amounts due from customers for contract work	*27*	**16,915**	6,750
Trade and bills receivables	*28*	**790,034**	744,128
Other receivables	*29*	**825,359**	688,090
Financial assets at fair value through profit or loss/Short term investments	*31*	**50,202**	48,765
Taxes recoverable		**20,167**	22,576
Pledged bank balances	*23*	**45,168**	56,875
Cash and cash equivalents	*32*	**4,141,464**	3,708,292
		7,200,444	6,820,156
Non-current assets classified as held for sale	*11(b)*	**1,304,733**	–
		8,505,177	6,820,156
TOTAL ASSETS		**19,389,590**	18,105,664

Consolidated Balance Sheet

31 December 2004

	Notes	**2004 HK$'000**	2003 HK$'000 (Restated)
EQUITY AND LIABILITIES:			
Equity attributable to equity holders of the parent:			
Issued capital	*33*	**62,250**	62,250
Reserves	*35(a)*	**7,694,348**	7,371,838
Proposed final dividend	*13*	**124,500**	112,050
		7,881,098	7,546,138
Minority interests		**3,720,099**	3,545,408
TOTAL EQUITY		**11,601,197**	11,091,546
Non-current liabilities:			
Bank and other borrowings	*36*	**1,705,134**	1,904,929
Convertible bonds	*37*	**587,424**	659,444
Other long term liabilities	*38*	**8,466**	38,253
Deferred tax liabilities	*39*	**163,735**	163,570
		2,464,759	2,766,196
Current liabilities:			
Trade and bills payables	*40*	**765,782**	671,105
Amounts due to customers for contract work	*27*	**51,770**	25,816
Other payables and accruals	*41*	**1,544,281**	1,436,274
Taxes payable	*42*	**368,369**	329,001
Bank and other borrowings	*36*	**2,099,637**	1,785,726
		4,829,839	4,247,922
Liabilities directly associated with non-current assets classified as held for sale	*11(b)*	**493,795**	–
		5,323,634	4,247,922
TOTAL LIABILITIES		**7,788,393**	7,014,118
TOTAL EQUITY AND LIABILITIES		**19,389,590**	18,105,664

Yi Xi Qun
Director

Zhang Hong Hai
Director

		Attributable to equity holders of the parent											
	Notes	Issued capital HK$'000	Share premium account HK$'000	Capital reserve HK$'000 (note 35(a)(iii))	Hotel property revaluation reserve HK$'000	Investment revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	PRC reserve funds HK$'000 (note 35(a)(ii))	Retained profits HK$'000	Proposed final dividend HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1 January 2003:													
As previously reported		62,250	4,839,497	171,254	3,173	–	33,749	484,739	1,553,602	112,050	7,260,314	3,099,973	10,360,287
Effect of adopting HKAS 16, HKAS 40 and SSAP-Int 23	2(b)	–	–	–	18,044	–	–	–	(18,044)	–	–	–	–
As restated		62,250	4,839,497	171,254	21,217	–	33,749	484,739	1,535,558	112,050	7,260,314	3,099,973	10,360,287
Exchange realignment		–	–	–	–	–	1,724	–	–	–	1,724	2,333	4,057
Revaluation surplus, net of deferred tax effect, as restated	2(b)	–	–	–	3,223	–	–	–	–	–	3,223	–	3,223
Impairment of goodwill remaining eliminated against consolidated capital reserve	19	–	–	5,132	–	–	–	–	–	–	5,132	–	5,132
Total income for the year recognised directly in equity		–	–	*5,132*	*3,223*	–	*1,724*	–	–	–	*10,079*	*2,333*	*12,412*
Profit for the year, as restated		–	–	–	–	–	–	–	450,045	–	450,045	177,652	627,697
Total recognised income and expense for the year		–	–	*5,132*	*3,223*	–	*1,724*	–	*450,045*	–	*460,124*	*179,985*	*640,109*
Capital contribution from minority interests		–	–	–	–	–	–	–	–	–	–	420,250	420,250
Acquisition of interests in subsidiaries		–	–	–	–	–	–	–	–	–	–	31,022	31,022
Acquisition of minority interests		–	–	–	–	–	–	–	–	–	–	(21,150)	(21,150)
Deemed disposal of interests in subsidiaries		–	–	126,283	397	–	(507)	(4,602)	(121,571)	–	–	(96,530)	(96,530)
Final 2002 dividend declared		–	–	–	–	–	–	–	–	(112,050)	(112,050)	–	(112,050)
Interim 2003 dividend	13	–	–	–	–	–	–	–	(62,250)	–	(62,250)	–	(62,250)
Proposed final 2003 dividend	13	–	–	–	–	–	–	–	(112,050)	112,050	–	–	–
Dividend paid to minority shareholders		–	–	–	–	–	–	–	–	–	–	(68,142)	(68,142)
Transfer to reserves		–	–	3,974	–	–	–	123,296	(127,270)	–	–	–	–
At 31 December 2003, as restated		62,250	4,839,497*	306,643*	24,837*	–*	34,966*	603,433*	1,562,462*	112,050	7,546,138	3,545,408	11,091,546

Consolidated Statement of Changes in Equity

Year ended 31 December 2004

	Notes	Attributable to equity holders of the parent										Minority interests	Total equity
		Issued capital	Share premium account	Capital reserve	Hotel property revaluation reserve	Investment revaluation reserve	Exchange fluctuation reserve	PRC reserve funds	Retained profits	Proposed final dividend	Total		
		HK$'000	HK$'000	HK$'000 (note 35(a)(iii))	HK$'000	HK$'000	HK$'000	HK$'000 (note 35(a)(ii))	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 31 December 2003:													
As previously reported		62,250	4,839,497	306,643	3,570	–	34,966	603,433	1,583,729	112,050	7,546,138	3,545,408	11,091,546
Effect of adopting HKAS 16, HKAS 40 and SSAP-Int 23	2(b)	–	–	–	21,267	–	–	–	(21,267)	–	–	–	–
As restated		62,250	4,839,497	306,643	24,837	–	34,966	603,433	1,562,462	112,050	7,546,138	3,545,408	11,091,546
Effect of adopting HKFRS 3	2(d)	–	–	(657,924)	–	–	–	–	663,614	–	5,690	1,857	7,547
At 1 January 2004, as restated		62,250	4,839,497	(351,281)	24,837	–	34,966	603,433	2,226,076	112,050	7,551,828	3,547,265	11,099,093
Exchange realignment		–	–	–	–	–	382	–	–	–	382	269	651
Fair value adjustments of available-for-sale financial assets		–	–	–	–	(44,300)	–	–	–	–	(44,300)	–	(44,300)
Impairment of available-for-sale financial assets recognised during the year in the profit and loss account		–	–	–	–	44,300	–	–	–	–	44,300	–	44,300
Total income and expense for the year recognised directly in equity		–	–	–	–	–	*382*	–	–	–	*382*	*269*	*651*
Profit for the year		–	–	–	–	–	–	–	503,188	–	503,188	161,572	664,760
Total recognised income and expense for the year		–	–	–	–	–	*382*	–	*503,188*	–	*503,570*	*161,841*	*665,411*
Capital contribution from minority interests		–	–	–	–	–	–	–	–	–	–	152,890	152,890
Acquisition of interests in subsidiaries		–	–	–	–	–	–	–	–	–	–	69,389	69,389
Acquisition of minority interests		–	–	–	–	–	–	–	–	–	–	(52,650)	(52,650)
Disposal of interests in subsidiaries		–	–	–	–	–	(3)	–	3	–	–	(43,148)	(43,148)
Deemed disposal of interests in subsidiaries		–	–	24,654	–	–	–	(2,644)	(22,010)	–	–	(20,715)	(20,715)
Disposal of interests in jointly-controlled entities		–	–	–	(24,837)	–	(709)	(1,644)	27,190	–	–	–	–
Deemed disposal of interest in a jointly-controlled entity		–	–	–	–	–	–	(65)	65	–	–	–	–
Disposal of interest in an associate		–	–	–	–	–	(2,349)	(66,059)	68,408	–	–	–	–
Deemed disposal of interest in an associate		–	–	(1,219)	–	–	–	(218)	1,437	–	–	–	–
Goodwill released upon disposal of interest in a jointly-controlled entity		–	–	40,757	–	–	–	–	(40,757)	–	–	–	–
Goodwill released upon disposal of interest in an associate		–	–	74,167	–	–	–	–	(74,167)	–	–	–	–
Final 2003 dividend declared		–	–	–	–	–	–	–	–	(112,050)	(112,050)	–	(112,050)
Interim 2004 dividend	13	–	–	–	–	–	–	–	(62,250)	–	(62,250)	–	(62,250)
Proposed final 2004 dividend	13	–	–	–	–	–	–	–	(124,500)	124,500	–	–	–
Dividend paid to minority shareholders		–	–	–	–	–	–	–	–	–	–	(94,773)	(94,773)
Transfer to reserves		–	–	2,237	–	–	–	87,798	(90,035)	–	–	–	–
At 31 December 2004		62,250	4,839,497*	(210,685)*	–*	–*	32,287*	620,601*	2,412,648*	124,500	7,881,098	3,720,099	11,601,197

* These reserves accounts comprise the consolidated reserves of HK$7,694,348,000 (2003: HK$7,371,838,000, as restated) in the consolidated balance sheet.

	Notes	2004 HK$'000	2003 HK$'000 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		**894,229**	817,058
Adjustments for:			
Finance costs	7	**138,048**	150,370
Share of profits and losses of jointly-controlled entities and associates		**(107,628)**	(46,315)
Revaluation surplus on investment properties		**(13,785)**	(200)
Depreciation	6	**592,985**	529,550
Amortisation of operating concessions	6	**101,367**	101,367
Amortisation of management information systems	6	**1,886**	1,886
Amortisation of licences	6	**1,435**	735
Amortisation of goodwill	6, 21	**–**	25,095
Excess of the Group's interest in the net fair value of the investees' identifiable assets, liabilities and contingent liabilities over cost recognised as income	5	**(35,767)**	–
Negative goodwill recognised as income	5	**–**	(10,414)
Impairment of fixed assets	6	**29,386**	–
Impairment of deferred development costs	6	**–**	13,294
Impairment of goodwill	6	**17,512**	7,488
Impairment of interest in an associate	6	**–**	7,065
Impairment of available-for-sale financial assets	6	**44,300**	–
Impairment of long term investments	6	**–**	46,577
Interest income		**(44,751)**	(38,598)
Investment income	5	**(3,053)**	(7,429)
(Gain)/loss on disposal of fixed assets, net	6	**14,370**	(8,948)
Gain on disposal of investment properties	5	**(238)**	–
Loss on disposal of interests in subsidiaries	6	**6,433**	–
Gain on deemed disposal of interests in subsidiaries	5	**(20,715)**	(96,530)
Gain on partial disposal of interest in a jointly-controlled entity	5	**–**	(779)
Loss on deemed disposal of interest in a jointly-controlled entity	6	**680**	–
Gain on disposal of interests in associates	5	**(96,766)**	–
Gain on deemed disposal of interest in an associate	5	**(369)**	–
Gain on disposal of available-for-sale financial assets	5	**(6,298)**	–
Gain on disposal of long term investments	5	**–**	(8,008)
Gain on disposal of financial assets at fair value through profit or loss	5	**(841)**	–
Gain on disposal of short term investments	5	**–**	(1,227)
Unrealised loss on revaluation of financial assets at fair value through profit or loss, net	6	**4,570**	–
Unrealised gain on revaluation of short term investments, net	5	**–**	(2,345)
Operating profit before working capital changes		**1,516,990**	1,479,692

Consolidated Cash Flow Statement

Year ended 31 December 2004

	Notes	2004 HK$'000	2003 HK$'000 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES			
Operating profit before working capital changes		**1,516,990**	1,479,692
Decrease/(increase) in lease premium for land		**15,709**	(21,217)
Decrease/(increase) in properties held for sale		**465,786**	(118,607)
Decrease/(increase) in properties under development		**(11,058)**	175,563
Decrease/(increase) in inventories		**(305,424)**	80,353
Increase in amount due from customers for contract work		**(10,165)**	(2,234)
Increase in trade and bills receivables		**(172,549)**	(151,097)
Decrease/(increase) in other receivables		**(242,387)**	42,374
Purchases of financial assets at fair value through profit or loss		**(40,082)**	–
Purchases of short term investments		**–**	(6,294)
Proceeds from disposal of financial assets at fair value through profit or loss		**34,916**	–
Proceeds from disposal of short term investments		**–**	8,383
Increase in taxes recoverable		**(1,240)**	(6,182)
Increase in trade and bills payables		**108,220**	11,702
Increase in amounts due to customers for contract work		**25,954**	24,612
Increase in other payables and accruals		**36,749**	324,331
Increase/(decrease) in other taxes payable		**(5,096)**	6,846
Decrease in other long term liabilities		**(29,787)**	(25,043)
Exchange adjustments		**896**	–
Cash generated from operations		**1,387,432**	1,823,182
Dividends received from jointly-controlled entities and associates		**98,978**	9,914
Hong Kong profits tax paid		**(712)**	(571)
Mainland China income tax paid		**(187,418)**	(111,810)
Overseas income tax paid		**(486)**	(14)
Net cash inflow from operating activities		**1,297,794**	1,720,701

	Notes	2004 HK$'000	2003 HK$'000 (Restated)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of fixed assets	*7, 15*	**(1,058,061)**	(768,481)
Proceeds from disposal of fixed assets		**121,906**	90,621
Proceeds from disposal of investment properties		**6,679**	–
Purchases of intangible assets	*18*	**(15,642)**	(4,050)
Acquisition of subsidiaries	*45(a)*	**223,920**	(75,545)
Acquisition of minority interests		**(27,382)**	(43,315)
Disposal of subsidiaries	*45(b)*	**(14,333)**	–
Acquisition of and increase in investments in jointly-controlled entities and associates		**(258,166)**	(68,691)
Proceeds from disposal of interests in jointly-controlled entities and associates		**355,722**	21,667
Deposit paid for acquisition of interests in companies	*29*	**(156,827)**	(141,309)
Net (increase)/decrease in amounts due from/to and loans to jointly-controlled entities and associates		**(6,948)**	23,154
Purchases of available-for-sales financial assets		**(10,828)**	–
Proceeds from disposal of available-for-sale financial assets		**41,512**	
Purchases of long term investments		**–**	(40,012)
Proceeds from disposal of long term investments		**–**	51,179
Decrease/(increase) in time deposits with a maturity of more than three months when acquired		**(142,926)**	214,225
Decrease/(increase) in pledged bank balances		**10,620**	8,068
Interest received		**44,751**	38,598
Investment income received		**3,053**	7,429
Net cash outflow from investing activities		**(882,950)**	(686,462)

Consolidated Cash Flow Statement

Year ended 31 December 2004

	Notes	2004 HK$'000	2003 HK$'000 (Restated)
CASH FLOWS FROM FINANCING ACTIVITIES			
Capital contributions by minority shareholders		**80,870**	420,250
New loans		**2,886,896**	1,860,101
Repayment of loans		**(2,549,491)**	(2,598,517)
Interest paid	7	**(139,152)**	(151,174)
Dividends paid		**(174,300)**	(174,300)
Dividends paid to minority shareholders		**(94,773)**	(68,142)
Net cash inflow/(outflow) from financing activities		**10,050**	(711,782)
NET INCREASE IN CASH AND CASH EQUIVALENTS		**424,894**	322,457
Cash and cash equivalents at beginning of year		**3,083,000**	2,760,766
Effect of foreign exchange rate changes, net		**(51)**	(223)
CASH AND CASH EQUIVALENTS AT END OF YEAR		**3,507,843**	3,083,000
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances	32	**2,990,437**	2,059,019
Cash equivalents	32	**41,136**	–
Time deposits	32	**1,163,802**	1,713,960
Cash and cash equivalents attributable to discontinued operations	11(b)	**134,597**	–
		4,329,972	3,772,979
Less: Pledged bank balances	23	**(53,911)**	(64,687)
Time deposits with maturity of more than three months when acquired		**(768,218)**	(625,292)
		3,507,843	3,083,000

Balance Sheet

31 December 2004

	Notes	**2004 HK$'000**	2003 HK$'000 (Restated)
ASSETS			
Non-current assets:			
Fixed assets	*15*	**40,668**	40,945
Investment properties	*16*	**134,000**	134,000
Interests in subsidiaries	*20*	**5,915,236**	5,820,377
Interests in jointly-controlled entities	*21*	**(789)**	18,500
Interests in associates	*22*	**145,247**	145,744
Other receivables	*29*	**4,055**	3,931
Available-for-sale financial assets/Long term investments	*24*	**80,462**	104,384
		6,318,879	6,267,881
Current assets:			
Trade and bills receivables	*28*	**3,742**	1,132
Other receivables	*29*	**178,477**	15,239
Financial assets at fair value through profit or loss/Short term investments	*31*	**37,091**	40,919
Cash and cash equivalents	*32*	**489,459**	589,730
		708,769	647,020
TOTAL ASSETS		**7,027,648**	6,914,901
EQUITY AND LIABILITIES			
Equity:			
Issued capital	*33*	**62,250**	62,250
Reserves	*35(b)*	**5,357,018**	5,160,625
Proposed final dividend	*13*	**124,500**	112,050
TOTAL EQUITY		**5,543,768**	5,334,925
Non-current liabilities:			
Bank and other borrowings	*36*	**1,400,850**	1,400,850
Current liabilities:			
Other payables and accruals	*41*	**73,906**	171,043
Taxes payable	*42*	**9,124**	8,083
		83,030	179,126
TOTAL LIABILITIES		**1,483,880**	1,579,976
TOTAL EQUITY AND LIABILITIES		**7,027,648**	6,914,901

Yi Xi Qun
Director

Zhang Hong Hai
Director

1. Corporate information

During the year, Beijing Enterprises Holdings Limited (the "Company" or the parent) and its subsidiaries (collectively the "Group") were involved in the following principal activities:

- production, distribution and sale of consumer products, including beer, dairy products (discontinued during the year – note 11) and processed food products in Beijing and other provinces in the People's Republic of China (the "PRC")
- investment in transportation infrastructure, including the Capital Airport Expressway, which connects the Capital Airport and the city centre of Beijing, and the Shenzhen Shiguan Road and Bridge, which is located in Shenzhen Municipality, the PRC
- the provision of tourism services in Badaling Great Wall and Longqingxia, scenic areas in Beijing
- the provision of hotel services in Beijing and Wuxian, Jiangsu Province, the PRC
- the provision of retail services in Beijing and certain other cities in the PRC
- investment in commercial and residential properties in Beijing and Hong Kong
- operation of a water purification and treatment plant in Beijing
- property construction and development
- production, distribution and sale of telecommunication equipment; and the provision of telecommunications and information technology ("IT") related services
- construction of geothermal energy systems and provision of related installation services
- restaurant operations in the PRC, Thailand, Indonesia, Singapore and Malaysia

As at 31 December 2004 and the date of approval of these financial statements, the immediate holding company of the Company is Beijing Enterprises Investments Limited, which is incorporated in the British Virgin Islands, and in the opinion of the directors, the ultimate holding company is Beijing Holdings Limited ("BHL"), which is incorporated in Hong Kong.

2. Changes in accounting policies

The Hong Kong Institute of Certified Public Accountants has issued a number of new Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations, herein collectively referred to as the new HKFRSs, which are generally effective for accounting periods beginning on or after 1 January 2005. The Group has resolved to early adopt all HKFRSs issued up to the date of approval of these financial statements.

The HKFRSs which are relevant to these financial statements are set out below and the financial statements for the year ended 31 December 2003 have been restated in accordance with the relevant requirements.

- HKAS 1 "Presentation of Financial Statements"
- HKAS 2 "Inventories"
- HKAS 7 "Cash Flow Statements"
- HKAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors"
- HKAS 10 "Events after the Balance Sheet Date"
- HKAS 11 "Construction Contracts"
- HKAS 12 "Income Taxes"
- HKAS 14 "Segment Reporting"
- HKAS 16 "Property, Plant and Equipment"
- HKAS 17 "Leases"
- HKAS 18 "Revenue"
- HKAS 19 "Employee Benefits"
- HKAS 20 "Accounting for Government Grants and Disclosure of Government Assistance"
- HKAS 21 "The Effects of Changes in Foreign Exchange Rates"
- HKAS 23 "Borrowing Costs"
- HKAS 24 "Related Party Disclosures"
- HKAS 27 "Consolidated and Separate Financial Statements"
- HKAS 28 "Investments in Associates"
- HKAS 31 "Interests in Joint Ventures"
- HKAS 32 "Financial Instruments: Disclosure and Presentation"
- HKAS 33 "Earnings per Share"
- HKAS 34 "Interim Financial Reporting"
- HKAS 36 "Impairment of Assets"
- HKAS 37 "Provisions, Contingent Liabilities and Contingent Assets"
- HKAS 38 "Intangible Assets"
- HKAS 39 "Financial Instruments: Recognition and Measurement"
- HKAS 40 "Investment Property"
- HKFRS 2 "Share-based Payment"
- HKFRS 3 "Business Combinations"

2. Changes in accounting policies *(continued)*

- HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations"
- HKAS-Int 10 "Government Assistance – No Specific Relation to Operating Activities (HKAS 20)"
- HKAS-Int 13 "Jointly-Controlled Entities – Non-Monetary Contributions by Venturers"
- HKAS-Int 15 "Operating Leases – Incentives"
- HKAS-Int 21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets"
- HKAS-Int 27 "Evaluating the Substance of Transactions Involving the Legal Form of a Lease"
- HKAS-Int 29 "Disclosure – Service Concession Arrangements"
- HKFRS-Int 4 "Determining whether an Arrangement contains a Lease"
- SSAP-Int 23 "The Appropriate Accounting Policies for Hotel Properties"
- SSAP-Int 24 "Revenue – Pre-completion Contracts for the Sale of Development Properties"

All relevant changes in the accounting policies have been made in accordance with the provisions of the respective standards.

The major effect of adoption of these HKFRSs are summarised as follows:

(a) The adoption of HKAS 17 has resulted in a change in accounting policy relating to leasehold land. Leasehold land and buildings were previously carried at cost less accumulated depreciation and any accumulated impairment losses. In accordance with the provisions of HKAS 17, a lease of land and building should be split into a lease of land and a lease of building in proportion to the relative fair values of the leasehold interests in the land element and the building element of the lease at the inception of the lease. The lease premium for land is stated at cost and amortised over the period of the lease whereas the leasehold building is stated at cost less accumulated depreciation and any accumulated impairment losses.

(b) The adoption of HKAS 16, HKAS 40 and SSAP-Int 23 has resulted in a change in accounting policy for the Group's investment and hotel properties.

Changes in valuation of the investment property were previously dealt with in an investment property revaluation reserve, on a portfolio basis. Following the adoption of HKAS 40, all changes in valuation of the investment property would be recognised in the profit and loss account. There is no impact on these financial statements as a result of this change in accounting policy because the Group's investment properties had a net revaluation deficit position as at 31 December 2004, 2003 and 2002 and the changes in valuation of the Group's investment properties during the years ended 31 December 2004 and 2003 would be recognised in the profit and loss account irrespective of whether the old policy or the new policy is applied.

2. Changes in accounting policies *(continued)*

(b) *(continued)*

Hotel properties were previously not depreciated, except where the unexpired terms of the lease is 20 years or less, in which case depreciation was provided on the then carrying amount over the remaining term of the lease, and were stated at their open market values on the basis of annual professional valuations performed at the end of each financial year. Upon the adoption of HKAS 16, HKAS 40 and SSAP-Int 23, hotel properties would be stated at valuation less accumulated depreciation and any accumulated impairment losses. The effect on these financial statements for the year ended 31 December 2004 as a consequence of this change in accounting policy for hotel properties is summarised as follows:

- share of profits and losses of jointly-controlled entities for the year ended 31 December 2004 was decreased by an aggregate amount of HK$6,797,000, net of deferred tax effect, in respect of the additional deprecation charge provided for the hotel properties held by two jointly-controlled entities of the Group; and

- each of the basic and diluted earnings per share amounts for profit for the year and for profit from continuing operations has been decreased by HK$0.01.

In the absence of any specific transitional requirements in HKAS 16, HKAS 40 and SSAP-Int 23, the new accounting policy has been applied retrospectively. The comparative statements for the year ended 31 December 2003 have been restated to conform to the new policy. The effect of the change in this accounting policy on the consolidated financial statements in respect of the year ended 31 December 2003 is summarised as follows:

- retained profits and the hotel property revaluation reserve as at 31 December 2003 have been decreased and increased by HK$21,267,000, respectively;

- retained profits and the hotel property revaluation reserve as at 1 January 2003 have been decreased and increased by HK$18,044,000, respectively;

- a net decrease in the profit for the year attributable to equity holders of the parent of HK$3,223,000 and a corresponding increase in revaluation surplus credited to the hotel property revaluation reserve for the year ended 31 December 2003; and

- each of the basic and diluted earnings per share amounts for profit for the year and for profit from continuing operations has been decreased by HK$0.01.

2. Changes in accounting policies *(continued)*

(c) HKFRS 2 requires an expense to be recognised where the Group buys goods or services in exchange for shares or rights over shares, or in exchange for other assets equivalent in value to a given number of shares or rights over shares. HKFRS 2 requires the expensing of employees' and directors' share options and other share-based incentives by using an option-pricing model.

The Group has taken advantage of the transitional provisions of HKFRS 2 in respect of equity-settled awards and has applied HKFRS 2 only to share options granted after 7 November 2002 that had not vested on or before 31 December 2003. The expenses so calculated are not material to the financial statements for the years ended 31 December 2004 and 2003.

(d) The adoption of HKFRS 3, HKAS 36 and HKAS 38 has resulted in a change in accounting policy for goodwill and negative goodwill. Prior to the adoption:

- goodwill arising from acquisitions after 1 January 2001 was amortised on the straight-line basis over a period of not exceeding 20 years;
- goodwill was assessed for impairment at each balance sheet date;
- to the extent that negative goodwill did not relate to identifiable expected future losses and expenses as at the date of acquisition, negative goodwill arising from acquisitions after 1 January 2001 was recognised in the consolidated profit and loss account on a systematic basis over the remaining average useful life of the acquired depreciable/amortisable assets; and
- on disposal of subsidiaries, jointly-controlled entities or associates, any attributable goodwill or negative goodwill previously eliminated against or credited to the consolidated capital reserve at the time of acquisition was written back and included in the calculation of the gain or loss on disposal.

In accordance with the provisions of HKFRS 3:

- the Group ceased amortisation of goodwill from 1 January 2004;
- accumulated amortisation of goodwill arising on the acquisition of subsidiaries and minority interests, and jointly-controlled entities as at 1 January 2004 has been eliminated with a corresponding decrease in the respective cost of goodwill at that date;
- from the year ended 31 December 2004 onwards, goodwill is tested annually for impairment, as well as when there are indications of impairment;

2. Changes in accounting policies *(continued)*

(d) *(continued)*

- any excess of the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired as at the date of acquisition over the cost of the business combination is recognised immediately in the consolidated profit and loss account. In addition, following the transitional provisions of HKFRS 3, the carrying amounts of the negative goodwill recognised on the consolidated balance sheet or remained credited to the consolidated capital reserve as at 1 January 2004 were derecognised by way of a corresponding adjustment to the opening retained profits as at 1 January 2004; and

- on disposal of subsidiaries, jointly-controlled entities or associates, any attributable goodwill previously eliminated against the consolidated capital reserve at the time of acquisition is transferred to the consolidated retained profits as a movement in reserves and is not included in the calculation of the gain or loss on disposal.

HKFRS 3 is prospectively applied and the effect of its adoption on these financial statements in respect of the year ended 31 December 2004 is summarised as follows:

- accumulated amortisation of goodwill arising on the acquisition of subsidiaries and minority interests, and jointly-controlled entities as at 1 January 2004 of HK$36,822,000 and HK$10,079,000, respectively, have been eliminated with a corresponding decrease in the respective cost of goodwill at that date;

- the carrying amounts of the negative goodwill recognised on the consolidated balance sheet and remained credited to the consolidated capital reserve as at 1 January 2004 of HK$7,547,000 and HK$657,924,000, respectively, were derecognised by way of a corresponding adjustment to the opening retained profits and minority interests as at 1 January 2004 of HK$663,614,000 and HK$1,857,000, respectively;

- the excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of those companies acquired by the Group during the year over cost of business combinations in an aggregate amount of HK$35,767,000 was fully recognised as income for the year ended 31 December 2004; and

- in respect of disposal of a jointly-controlled entity and an associate during the year, the attributable goodwill previously eliminated against the consolidated capital reserve at the respective time of their acquisition of HK$40,757,000 and HK$74,167,000, respectively, were transferred to the consolidated retained profits as a movement in reserves and is not included in the calculation of the gain or loss on disposal.

2. Changes in accounting policies *(continued)*

(e) The adoption of HKFRS 5, which has resulted in a change in accounting policy on the recognition of a discontinued operation. Prior to the adoption of HKFRS 5, the Group would have previously recognised a discontinued operation at the earlier of when:

- the Group enters into a binding sale agreement; and
- the board of directors have approved and announced a formal disposal plan.

HKFRS 5 now requires an operation to be classified as discontinued when the criteria to be classified as held for sale have been met or the Group has disposed of the operation. Held for sale is when the carrying amount of an operation will be recovered principally through a sale transaction and not through continuing use. The result of this change in accounting policy is that a discontinued operation is recognised by the Group at a later point than the accounting policy previously adopted due to the recognition criteria being stricter under HKFRS 5.

(f) The adoption of HKAS 32 and HKAS 39 has resulted in a change in accounting policy for recognition, measurement, derecognition and disclosure of financial instruments.

Until 31 December 2003, investments of the Group were classified into long term investments and short term investments, which were stated in the balance sheet at cost less any accumulated impairment losses and at fair value, respectively, and any impairment losses on long term investments and changes in fair value of the short term investments were recognised in the profit and loss account in the period in which they arise.

In accordance with the provisions of HKAS 39, the investments have been classified into available-for-sale financial assets and financial assets at fair value through profit or loss. The classification depends on the purpose for which the investments were held. As a result of the adoption of HKAS 39, all the investments are now stated at fair value in the balance sheet, except for certain available-for-sale financial assets that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, when they are measured at cost less any accumulated impairment losses. In addition, all the investments as at 31 December 2003 that should be measured at fair value on adoption of HKAS 39 should be remeasured at 1 January 2004 and any adjustment of the previous carrying amount should be recognised as an adjustment of the balance of retained profits at 1 January 2004.

In accordance with the provisions of HKAS 32, the terms of a non-derivative financial instrument are evaluated to determine whether it contains both a liability and an equity component and shall be classified separately as a financial liability or an equity instrument, respectively.

2. Changes in accounting policies *(continued)*

(f) *(continued)*

The effect of the changes in accounting policies on these financial statements as a result of the adoption of HKAS 32 and HKAS 39 is summarised as follows:

- all long term investments of the Group and the Company as at 31 December 2003 were redesignated into available-for-sale financial assets on 1 January 2004. The aggregate differences between the respective carrying value of each investment as at 31 December 2003 and the respective fair value at 1 January 2004 is insignificant and hence, no adjustment has been made against the retained profits at 1 January 2004;

- all short term investments of the Group and the Company as at 31 December 2003 were redesignated into financial assets at fair value through profit or loss on 1 January 2004. There is no effect on remeasurement as the accounting policy on measurement of the Group's short term investments as at 31 December 2003 is the same as that for the financial assets at fair value through profit or loss; and

- the equity component of the convertible notes of the Group issued by Beijing Yanjing Brewery Company Limited ("Yanjing Brewery"), a non-wholly owned subsidiary of the Company, is not material and the whole amount of the convertible notes is accounted for as a financial liability of the Group.

(g) The adoption of SSAP-Int 24 has resulted in a change in accounting policy for the recognition of revenue arising from pre-completion contracts for the sale of development properties.

Prior to the adoption of SSAP-Int 24, the estimated profit on pre-sold properties under development was recognised over the course of development of the properties after execution of the formal sale and purchase agreement. The amount of estimated profit was calculated based on the proportion of construction costs incurred over the total estimated construction costs to completion, after making due allowances for contingencies, and limited to non-refundable cash deposits received. In addition, properties under development which have been pre-sold were stated at cost plus estimated attributable profits less foreseeable losses and sales deposits received.

In accordance with the provisions of SSAP-Int 24, revenue arising from pre-completion contracts for the sale of development properties that do not fall within the scope of HKAS 11 "Construction Contracts" is recognised when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the properties under development sold. Such properties are stated at cost.

2. Changes in accounting policies *(continued)*

(g) *(continued)*

There is no impact on these financial statements on the adoption of this interpretation as the Group did not have any pre-sold properties under development during the years ended 31 December 2004 and 2003.

(h) HKAS 24 affects the identification of related parties and the disclosure of related party transactions.

(i) HKAS 1, 2, 7, 8, 10, 11, 12, 14, 18, 19, 20, 21, 23, 27, 28, 31, 33, 34, 37, HKAS-Int 10, 13, 15, 21, 27, 29 and HKFRS-Int 4 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 affects certain presentation in the consolidated balance sheet, consolidated profit and loss account and consolidated statement of changes in equity, including the following:

  - investment properties, which were previously included in fixed assets, are now presented separately on the face of the balance sheet;

  - taxes of jointly-controlled entities and associates attributable to the Group, which were previously included in the tax charge on the consolidated profit and loss account, are now included in the share of profits and losses of jointly-controlled entities and associates, respectively; and

  - minority interests are now included in the equity section of the balance sheet.

- HKAS 8, 21, 28 and 31 affect certain disclosures of the financial statements.

3. Summary of significant accounting policies

Statement of compliance and basis of preparation

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (which also include Hong Kong Accounting Standards and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of hotel and investment properties, and financial assets that have been measured at fair value, as further explained below.

3. Summary of significant accounting policies *(continued)*

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2004: The results of subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which the Group has control.

All significant intercompany transactions and balances within the Group, including unrealised profits arising from intra-group transactions, have been eliminated in full on consolidation. Unrealised losses are eliminated unless costs cannot be recovered.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

Subsidiaries

A subsidiary is a company, other than a jointly-controlled entity, in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors.

The results of subsidiaries are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any accumulated impairment losses.

Joint venture companies

A joint venture company is a company set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture company operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture company's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

3. Summary of significant accounting policies *(continued)*

Joint venture companies (continued)

A joint venture company is treated as:

(a) a subsidiary, if the Group/Company has unilateral control, directly or indirectly, over the joint venture company;

(b) a jointly-controlled entity, if the Group/Company does not have unilateral control, but has joint control, directly or indirectly, over the joint venture company;

(c) an associate, if the Group/Company does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture company's registered capital and is in a position to exercise significant influence over the joint venture company; or

(d) an available-for-sale financial asset, if the Company holds, directly or indirectly, less than 20% of the joint venture company's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture company.

Jointly-controlled entities

A jointly-controlled entity is a joint venture company which is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated profit and loss account and consolidated reserves, respectively. Where the profit sharing ratio is different to the Group's equity interest, the share of post-acquisition results of the jointly-controlled entities is determined based on the agreed profit sharing ratio. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any accumulated impairment losses. Goodwill arising on the acquisition of jointly-controlled entities, which was not previously eliminated against the consolidated capital reserve, is included as part of the Group's interests in jointly-controlled entities.

The results of jointly-controlled entities are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as non-current assets and are stated at cost less any accumulated impairment losses.

3. Summary of significant accounting policies *(continued)*

Associates

An associate is a company, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated profit and loss account and consolidated reserves, respectively. Where the profit sharing ratio is different to the Group's equity interest, the share of post-acquisition results of the associates is determined based on the agreed profit sharing ratio. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any accumulated impairment losses. Goodwill arising on the acquisition of associates, which was not previously eliminated against the consolidated capital reserve, is included as part of the Group's interests in associates.

The results of associates are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in associates are treated as non-current assets and are stated at cost less any accumulated impairment losses.

Business combinations

Goodwill

Goodwill arising on the acquisition of subsidiaries, jointly-controlled entities and associates is initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Goodwill arising on the acquisition of subsidiaries is recognised in the consolidated balance sheet as an asset and in the case of jointly-controlled entities and associates, the goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill on acquisitions after 1 January 2004 is not amortised and goodwill already carried in the consolidated balance sheet is not amortised after 1 January 2004. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

3. Summary of significant accounting policies *(continued)*

Business combinations (continued)

Goodwill (continued)

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash-generating unit and part of the operation within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Goodwill arising on acquisitions before 1 January 2001 was eliminated against the consolidated capital reserve in the year of acquisition. The Group applied the transitional provisions of HKFRS 3 that permitted such goodwill to remain eliminated against the consolidated capital reserve and that required such goodwill not to be recognised in the consolidated profit and loss account when the Group disposes of all or part of the business to which that goodwill relates or when a cash-generating unit to which the goodwill relates become impaired.

Excess of the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity being acquired over cost

On acquisition of subsidiaries, jointly-controlled entities and associates, if the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity being acquired recognised as at the date of acquisition exceeds the cost of the business combination, the Group shall reassess the identification and measurement of the identifiable assets, liabilities and contingent liabilities of that entity and the measurement of the cost of the business combination; and recognise immediately in consolidated profit and loss account any excess remaining after that reassessment.

Negative goodwill (applicable to the accounting year ended 31 December 2003)

Negative goodwill arising on the acquisition of subsidiaries, jointly-controlled entities and associates represents the excess of the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition, over the cost of the acquisition.

To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the acquisition plan and that can be measured reliably, but which do not represent identifiable liabilities as at the date of acquisition, that portion of negative goodwill is recognised as income in the consolidated profit and loss account when the future losses and expenses are recognised.

3. Summary of significant accounting policies *(continued)*

Business combinations (continued)

Negative goodwill (applicable to the accounting year ended 31 December 2003) (continued)

To the extent that negative goodwill does not relate to identifiable expected future losses and expenses as at the date of acquisition, negative goodwill is recognised in the consolidated profit and loss account on a systematic basis over the remaining average useful life of the acquired depreciable/amortisable assets. The amount of any negative goodwill in excess of the fair values of the acquired non-monetary assets is recognised as income immediately.

In the case of jointly-controlled entities and associates, any negative goodwill not yet recognised in the consolidated profit and loss account is included in the carrying amount thereof, rather than as a separately identified item on the consolidated balance sheet.

Prior to the adoption of SSAP 30 "Business Combinations" in 2001, negative goodwill arising on acquisitions was credited to the consolidated capital reserve in the year of acquisition. On the adoption of SSAP 30, the Group applied the transitional provisions of the SSAP that permitted such negative goodwill to remain credited to the consolidated capital reserve. Negative goodwill on acquisitions subsequent to the adoption of the SSAP is treated according to the SSAP 30 negative goodwill accounting policy above.

On disposal of subsidiaries, jointly-controlled entities or associates, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of negative goodwill which has not been recognised in the consolidated profit and loss account and any relevant reserves, as appropriate. Any attributable negative goodwill previously credited to the consolidated capital reserve at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

3. Summary of significant accounting policies *(continued)*

Impairment of assets (continued)

A previously recognised impairment loss for an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/ amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is credited to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset. Any impairment losses made against goodwill is not reversed.

Fixed assets and depreciation

Hotel properties

Hotel properties are interests in hotel buildings and their integral fixed plant which is collectively used in the operation of the hotels. Following initial recognition at cost, hotel properties are carried at a revalued amount which is the fair value at the date of the revaluation less any subsequent accumulated depreciation on such properties and accumulated impairment losses. Fair value is determined by reference to their open market values on the basis of annual professional valuations performed at the end of each financial year. Accumulated depreciation as at the revaluation date is eliminated against the gross carrying amount of the hotel properties and the net amount is restated to the revalued amount of the respective hotel property.

Changes in the carrying amount of hotel properties as a result of a revaluation are dealt with as movements in the hotel property revaluation reserve. If this reserve is insufficient to cover a deficit, on an individual basis, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged.

Depreciation of hotel properties is calculated on the straight-line basis to write off the valuation of each hotel property over their estimated useful lives of 30 to 40 years.

On derecognition of a hotel property, the relevant portion of the hotel property revaluation reserve realised in respect of previous valuations is transferred to retained profits as a movement in reserves.

3. Summary of significant accounting policies *(continued)*

Fixed assets and depreciation (continued)

Other fixed assets

Other fixed assets are stated at cost less accumulated depreciation and any accumulated impairment losses.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that asset.

Depreciation of the expressway and related structures is calculated on the unit of usage basis whereby the annual depreciation amount is determined based on the actual traffic volume for the year to the projected total traffic volume of the expressway over the remaining unexpired lease terms.

Depreciation of other fixed assets is calculated on the straight-line basis to write off the cost of each asset, less its estimated residual value, over its estimated useful life. The principal annual rates used for this purpose are as follows:

Leasehold buildings	2% to 10%
Leasehold improvements	Over the lease terms or 5-10 years, whichever is shorter
Plant and machinery	5% to 20%
Furniture, fixtures and office equipment	10% to 20%
Motor vehicles	10% to 20%

An item of fixed asset is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on derecognition of the asset, calculated as the difference between the net disposal proceeds and the carrying amount of the item, is included in the profit and loss account in the period the item is derecognised.

Construction in progress

Construction in progress represents buildings, structures, plant and machinery and other fixed assets under construction or installation and is stated at cost less any accumulated impairment losses, and is not depreciated. Cost comprises direct costs of construction, installation and testing as well as capitalised borrowing costs on related borrowed funds during the period of construction or installation. Construction in progress is reclassified to the appropriate category of fixed assets or investment properties when completed and ready for use.

3. Summary of significant accounting policies *(continued)*

Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are owned by the Group or held by the Group under finance leases to earn rentals or for capital appreciation or both. Such properties are not depreciated, and are measured initially at cost including all transaction costs and, after initial recognition, carried at fair values, being their open market values on the basis of annual professional valuations performed at the end of each financial year.

Changes in the fair values of investment properties are recognised in the profit and loss account in the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The gain or loss arising from the retirement or disposal of investment property, calculated as the difference between the net disposal proceeds and the carrying amount of the investment property, is recognised in the profit and loss account in the period of the retirement or disposal.

Lease premium for land

Leasehold land premiums are lump sum upfront payments to acquire long-term interest in lessee-occupied properties.

Lease premium for land relating to buildings of the Group are stated at cost and are amortised over the period of the lease on the straight-line basis to the profit and loss account. Leasehold premium for land relating to investment properties and properties developed for sale are not amortised and included as part of the cost of such properties.

Properties under development

Properties under development represent properties developed for sale and are stated at cost less any accumulated impairment losses. Cost comprises the lease premium for land and cost of land/land use rights together with any other direct costs attributable to the development of the properties, borrowing costs and professional fees capitalised during the development period.

Properties under development which are expected to be completed within 12 months from the balance sheet date are classified as current assets.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost includes all development expenditure, applicable borrowing costs and other direct costs attributable to such properties. Net realisable value is determined by reference to prevailing market prices on an individual property basis.

3. Summary of significant accounting policies *(continued)*

Intangible assets

Intangible assets acquired separately are capitalised at cost and from a business acquisition are capitalised at fair value as at the date of acquisition. Following initial recognition, the cost model is applied to the class of intangible assets. Intangible assets, excluding development costs, created within the business are not capitalised and expenditure is charged against profits in the year in which the expenditure is incurred.

Useful lives of acquired intangible assets are assessed to be either finite or indefinite. Intangible assets with finite useful lives are stated at cost less accumulated amortisation and any accumulated impairment losses. Intangible assets with indefinite useful lives are stated at cost and not amortised.

Intangible assets are tested for impairment annually either individually or at the cash-generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

An intangible asset is derecognised on disposal or no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of the intangible asset, calculated as the difference between the net disposal proceeds and the carrying amount of the intangible asset, is recognised in the profit and loss account in the period the intangible asset is derecognised.

Operating concessions

Operating concessions represent the rights to operate a water treatment plant and a toll road and to sell entrance tickets in a scenic area, and are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided on the straight-line basis over the period of the operating concessions granted to the Group.

Management information systems

Management information systems are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided on the straight-line basis over their estimated useful lives of 10 years.

Licences

Licences are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided on the straight-line basis over their estimated useful lives of 5 to 10 years.

3. Summary of significant accounting policies *(continued)*

Intangible assets (continued)

Research and development costs

All research costs are charged to the profit and loss account as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet this criteria is expensed when incurred.

Deferred development costs are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided on the straight-line basis over the commercial lives of the underlying products, subject to a maximum of 20 years, commencing from the date when the products are put into commercial production.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

Regular way purchases and sales of financial assets

All regular way purchases and sales of financial assets are recognised on the trade date, which is the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the marketplace.

Available-for-sale financial assets

Available-for-sale financial assets are investments in listed and unlisted equity securities which are intended to be held for a continuing strategic or long term purpose and are stated at fair value, except for those equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, when they are measured at cost less any accumulated impairment losses.

3. Summary of significant accounting policies *(continued)*

Available-for-sale financial assets (continued)

In respect of available-for-sale financial assets carried at fair value, the gains or losses arising from changes in the fair value of an investment are dealt with as movements in the investment revaluation reserve, until the investment is sold, collected, or otherwise disposed of, or until the investment is determined to be impaired, when the cumulative gain or loss derived from the investment recognised in the investment revaluation reserve, together with the amount of any further impairment, is charged to the profit and loss account in the period in which the impairment arises.

In respect of available-for-sale financial assets carried at cost less any accumulated impairment losses, when there is objective evidence that an impairment loss has been incurred on an investment, the carrying amount of the investment should be reduced to the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset and the amount of the impairment is charged to the profit and loss account in the period in which it arises. Any impairment losses recognised shall not be reversed.

Long term investments (applicable to the accounting year ended 31 December 2003)

Long term investments in listed and unlisted equity securities, intended to be held for a continuing strategic or long term purpose, are stated at cost less any accumulated impairment losses, on an individual investment basis.

When a decline in the fair value of a security below its carrying amount has occurred, unless there is evidence that the decline is temporary, the carrying amount of the security is reduced to its fair value, as estimated by the directors. The amount of the impairment is charged to the profit and loss account in the period in which it arises. When the circumstances and events which led to the impairment in value cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future, the amount of the impairment previously charged is credited to the profit and loss account to the extent of the amount previously charged.

3. Summary of significant accounting policies *(continued)*

Financial assets at fair value through profit or loss (previously known as "Short term investments")

Financial assets at fair value through profit or loss are investments in listed and unlisted equity securities held for trading purposes.

Listed securities are stated at their fair values on the basis of their quoted market prices at the balance sheet date, on an individual investment basis. Unlisted securities are stated at their estimated fair values, on an individual investment basis, as estimated by the directors.

The gains or losses arising from changes in the fair value of a security are credited or charged to the profit and loss account in the period in which they arise.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the first-in, first-out basis or weighted average basis, and in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on the estimated selling prices less any estimated costs to be incurred to completion and disposal.

Construction contracts

Contract revenue comprises the agreed contract amount and appropriate amounts from variation orders, claims and incentive payments. Contract costs incurred comprise direct materials, the costs of subcontracting, direct labour and an appropriate proportion of variable and fixed construction overheads.

Revenue from fixed price construction contracts is recognised on the percentage of completion method, measured by reference to the proportion of costs incurred to date to the estimated total cost of the relevant contract.

Revenue from cost plus construction contract is recognised on the percentage of completion method, by reference to the recoverable costs incurred during the period plus the related fee earned, measured by the proportion of costs incurred to date to the estimate total cost of the relevant contract.

Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is treated as an amount due from customer for contract work.

Where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is treated as an amount due to customer for contract work.

3. Summary of significant accounting policies *(continued)*

Trade and other receivables

Trade receivables are recognised and carried at original invoice amount less allowance for any uncollectible amounts.

An estimate for doubtful debts for trade and other receivables is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Bank and other borrowings

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowings. After initial recognition, bank and other borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognised in the profit and loss account when the liabilities are derecognised or impaired, as well as through the amortisation process.

Convertible bonds

The component of the convertible bonds that exhibits characteristics of a liability is recognised as a liability in the balance sheet, net of issue costs. The corresponding interest on those convertible bonds is charged as interest expense in the profit and loss account. On the issue of the convertible bonds, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond; and this amount is carried as a non-current liability on the amortised cost basis until extinguished on conversion or redemption.

The remainder of the proceeds is allocated to the conversion option that is recognised and included in equity attributable to equity holders of the parent, net of issue costs. The value of the conversion option is not changed in subsequent years.

Issue costs are apportioned between the liability and equity components of the convertible bonds based on the allocation of proceeds to the liability and equity components when the instruments are first recognised.

Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the profit and loss account over the expected useful life of the relevant asset by equal annual instalments or is deducted from the carrying amount of the asset and released to the profit and loss account by way of a reduced depreciation charge.

3. Summary of significant accounting policies *(continued)*

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the profit and loss account.

Provisions for product warranties granted by the Group on certain products are recognised based on sales volume and past experience of the level of repairs and returns, discounted to their present value as appropriate.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the profit and loss account or in equity if it relates to items that are recognised in the same or a different period, directly in equity.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences:

- except where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

3. Summary of significant accounting policies *(continued)*

Income tax (continued)

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax assets and unused tax losses can be utilised:

- except where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets and rentals receivable under the operating leases are credited to the profit and loss account on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

3. Summary of significant accounting policies *(continued)*

Related parties

A party is related to the Group if:

(a) directly, or indirectly through one or more intermediaries, the party:

- (i) controls, is controlled by, or is under common control with, the Group;
- (ii) has an interest in the Group that gives it significant influence over the Group; or
- (iii) has joint control over the Group;

(b) the party is a jointly-controlled entity;

(c) the party is an associate;

(d) the party is a member of the key management personnel of the Company or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d);

(f) the party is an entity that is controlled, jointly-controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or

(g) the party is a post-employment benefit plan for the benefit of employees of the Group, or of any entity that is a related party of the Group.

Foreign currency translation

The functional and presentation currency of the Company is Hong Kong dollars (HK$).

The functional currencies of subsidiaries, jointly-controlled entities and associates in Mainland China and overseas are measured using Renminbi (RMB) and the currency of the primary economic environment in which the entity operates, respectively. On consolidation, the assets and liabilities of these overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date and, their profit and loss accounts are translated at the weighted average exchange rates for the year. The exchange differences arising on the retranslation are taken directly to the exchange translation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in the exchange translation reserve relating to that particular foreign operation is recognised in the consolidated profit and loss account.

3. Summary of significant accounting policies *(continued)*

Foreign currency translation (continued)

Transactions in foreign currencies are initially recorded in the functional currency exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency exchange rates ruling at the balance sheet date. All differences are taken to the profit and loss account with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to the exchange translation reserve until the disposal of the net investment, at which time they are recognised in the profit and loss account. Tax charges and credits attributable to exchange differences on those borrowings are also dealt with in the exchange translation reserve. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Non-monetary items measured at fair value in a foreign currency shall be translated using the exchange rates at the date when the fair value was determined.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

3. Summary of significant accounting policies *(continued)*

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods and pre-sale of properties under development, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods or the properties sold;

(b) toll revenue, rental and hotel income, on an accrual basis;

(c) from the sale of completed properties, upon execution of the sale agreements;

(d) from construction contracts, on the percentage of completion basis, as further explained in the accounting policy for "Construction contracts" above;

(e) from the rendering of services, when the services are rendered;

(f) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable;

(g) from the trading of listed or unlisted investments, on the trade dates; and

(h) other investment income, when the right to receive payment has been established.

Dividends

Final dividends proposed by the directors are classified as a separate allocation of retained profits within the equity section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

3. Summary of significant accounting policies *(continued)*

Employee benefits

Paid leave carried forward

The Group provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilised by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward.

Employment Ordinance long service payments

Certain of the Group's employees have completed the required number of years of service to the Group in order to be eligible for long service payments under the Employment Ordinance in the event of the termination of their employment. The Group is liable to make such payments in the event that such a termination of employment meets the circumstances specified in the Employment Ordinance.

A provision is recognised in respect of the probable future long service payments expected to be made. The provision is based on the best estimate of the probable future payments which have been earned by the employees from their service to the Group to the balance sheet date.

Pension costs

The Group has joined a number of defined contribution pension schemes organised by certain PRC provincial or municipal governments for certain of its employees, the assets of which are held separately from those of the Group. Contributions made are based on a percentage of the eligible employees' salaries and are charged to the profit and loss account as they become payable, in accordance with the rules of the pension schemes. The employer contributions vest fully once made.

For those employees that have not yet joined a pension scheme, the Group has accrued for the estimated future pension costs based on a percentage of their salaries. The related assets for the purpose of discharging such liabilities are not separately held from those of the Group.

The Group also operates a defined contribution Mandatory Provident Fund retirement benefits scheme in Hong Kong (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to the profit and loss account as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

3. Summary of significant accounting policies *(continued)*

Employee benefits (continued)

Equity compensation benefits

The Company, Beijing Development (Hong Kong) Limited ("Beijing Development") and Xteam Software International Limited ("Xteam"), each operates a share option scheme for the granting of non-transferable options, for the purpose of providing incentives and rewards, to eligible participants who contribute to the success of the operations of the Group, the Beijing Development group and the Xteam group, respectively.

The cost of share options granted with employees is measured by reference to the fair value at the date at which they are granted. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, Beijing Development and Xteam ("market conditions").

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("vesting date"). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that, in the opinion of the directors of the Group at that date, based on the best available estimate of the number of equity instruments that will ultimately vest.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

3. Summary of significant accounting policies *(continued)*

Employee benefits (continued)

Equity compensation benefits (continued)

The Group has taken advantage of the transitional provisions of HKFRS 2 in respect of the share options granted under the share option schemes and has applied HKFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested on or before 31 December 2003.

Upon the exercise of share options, the resulting shares issued are recorded by the Company, Beijing Development or Xteam as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company, Beijing Development or Xteam in the respective share premium account. Options which are cancelled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

4. Segment information

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Particulars of the business segments are summarised as follows:

(a) the brewery operations segment produces, distributes and sells brewery products;

(b) the retail operations segment operates department stores in Beijing and certain other cities in the PRC;

(c) the dairy operations segment produces, distributes and sells dairy products (discontinued during the year – note 11);

(d) the expressway and toll road operations segment engages in the operation of the Capital Airport Expressway, which connects the Capital Airport and the city centre of Beijing, and the Shenzhen Shiguan Road and Bridge, which is located at Shenzhen Municipality, the PRC;

(e) the water treatment operations segment operates a water treatment plant in Beijing and sells purified water;

4. Segment information *(continued)*

(f) the hotel operations segment engages in the operation of hotels in Beijing and Wuxian, Jiangsu Province, the PRC, to provide hotel services;

(g) the tourism operations segment engages in the provision of tourism services in Badaling Great Wall and Longqingxia, scenic areas in Beijing;

(h) the property construction and development segment constructs and develops properties for sale;

(i) the telecommunications and IT related services and products segment comprises the production and sale of telecommunication products through a then associate, Siemens Communication Networks Ltd., Beijing ("Beijing Siemens", previously known as "Beijing International Switching System Co., Ltd."), and other IT projects including the construction of broadband infrastructure, the provision of Internet services and IT technical support and consultation services;

(j) the geothermal energy systems segment constructs geothermal energy systems and provides related installation services; and

(k) the corporate and others segment comprises production, distribution and sale of wine and processed food products, restaurant operations, property investments and corporate income and expense items.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

4. Segment information *(continued)*

(a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for 2004:

2004

Group

	Continuing operations											Discontinued operations		
	Brewery operations HK$'000	Retail operations HK$'000	Expressway and toll road operations HK$'000	Water treatment operations HK$'000	Hotel operations HK$'000	Tourism operations HK$'000	Property construction and development HK$'000	Telecom-munications and IT related services and products HK$'000	Geothermal energy systems HK$'000	Corporate and others HK$'000	Total HK$'000	Dairy operations HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment revenue:														
Sales to external customers	3,494,029	3,021,404	435,371	490,566	1,243	-	294,226	436,399	230,693	376,025	8,779,956	885,684	-	9,665,640
Intersegment sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other revenue	100,660	44,436	(1,815)	-	16	-	4,564	1,942	23,917	44,080	217,800	16,498	-	234,298
Total	3,594,689	3,065,840	433,556	490,566	1,259	-	298,790	438,341	254,610	420,105	8,997,756	902,182	-	9,899,938
Segment results	405,108	130,100	262,327	194,297	(523)	-	(88,666)	85,429	57,690	(136,731)	909,031	(108,744)		800,287
Interest income											43,708	1,043		44,751
Unallocated revenue and gains											126,342	2,139		128,481
Unallocated expenses											(48,870)	-		(48,870)
Profit/(loss) from operating activities											1,030,211	(105,562)		924,649
Finance costs											(130,338)	(7,710)		(138,048)
Share of profits and losses of:														
Jointly-controlled entities	(5,799)	17,647	-	-	35,571	9,289	-	(116)	-	11,122	67,714	(11,261)		56,453
Associates	11,586	-	-	-	-	-	-	19,897	-	19,692	51,175	-		51,175
Amortisation of goodwill arising on acquisition of jointly-controlled entities	-	-	-	-	-	-	-	-	-	-	-	-		-
Profit/(loss) before tax											1,018,762	(124,533)		894,229
Tax											(233,156)	3,687		(229,469)
Profit/(loss) for the year											785,606	(120,846)		664,760
Attributable to:														
Equity holders of the parent											571,892	(68,704)		503,188
Minority interests											213,714	(52,142)		161,572
											785,606	(120,846)		664,760

4. Segment information *(continued)*

(a) Business segments (continued)

2004 *(continued)*

Group

	Continuing operations											Discontinued operations		
	Brewery operations HK$'000	Retail operations HK$'000	Expressway and toll road operations HK$'000	Water treatment operations HK$'000	Hotel operations HK$'000	Tourism operations HK$'000	Property construction and development HK$'000	Telecommunications and IT related services and products HK$'000	Geothermal energy systems HK$'000	Corporate and others HK$'000	Total HK$'000	Dairy operations HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment assets	6,201,523	2,955,555	2,215,978	1,358,356	-	-	646,950	667,849	409,847	7,062,469	21,518,527	1,153,079	(4,938,888)	17,732,718
Share of net assets of:														
Jointly-controlled entities	-	225,401	-	-	(15,643)	297,781	-	43,585	-	40,705	591,829	125,113	-	716,942
Associates	335,376	20,406	-	-	-	-	22,610	140	-	171,778	550,310	-	-	550,310
	6,536,899	3,201,362	2,215,978	1,358,356	(15,643)	297,781	669,560	711,574	409,847	7,274,952	22,660,666	1,278,192	(4,938,888)	18,999,970
Unallocated assets											418,172	26,541	-	444,713
Total assets											23,078,838	1,304,733	(4,938,888)	19,444,683
Segment liabilities	1,464,257	979,599	439,043	266,104	-	-	692,894	139,369	110,822	3,444,926	7,537,014	230,763	(4,938,888)	2,828,889
Unallocated liabilities											4,751,565	263,032	-	5,014,597
Total liabilities											12,288,579	493,795	(4,938,888)	7,843,486
Other segment information:														
Depreciation	337,957	91,923	48,866	74	-	-	18,628	3,887	592	26,512	528,439	64,546	-	592,985
Amortisation of intangible assets	-	-	30,711	70,656	-	-	-	2,263	1,058	-	104,688	-	-	104,688
Impairment losses on:														
Segment assets	-	-	-	-	-	-	1,016	-	-	28,370	29,386	17,512	-	46,898
Unallocated assets														44,300
Capital expenditure	649,621	242,801	8,809	-	-	-	2,848	40,629	1,797	35,909	982,414	92,393	-	1,074,807

4. Segment information *(continued)*

(a) Business segments (continued)

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for 2003:

2003

Group

	Continuing operations											Discontinued operations		
	Brewery operations HK$'000	Retail operations HK$'000 (Restated)	Expressway and toll road operations HK$'000	Water treatment operations HK$'000	Hotel operations HK$'000 (Restated)	Tourism operations HK$'000 (Restated)	Property construction and development HK$'000	Telecom-munications and IT related services and products HK$'000 (Restated)	Geothermal energy systems HK$'000	Corporate and others HK$'000 (Restated)	Total HK$'000 (Restated)	Dairy operations HK$'000 (Restated)	Eliminations HK$'000	Consolidated HK$'000 (Restated)
Segment revenue:														
Sales to external customers	2,880,337	2,184,964	361,445	414,561	2,095	-	248,545	386,665	190,521	297,203	6,966,336	1,003,811	-	7,970,147
Intersegment sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other revenue	35,400	41,470	1,653	-	-	-	5,647	10,021	11,420	136,665	242,276	46,303	-	288,579
Total	2,915,737	2,226,434	363,098	414,561	2,095	-	254,192	396,686	201,941	433,868	7,208,612	1,050,114	-	8,258,726
Segment results	333,709	65,260	203,015	151,262	346	-	19,516	68,487	48,965	9,487	900,047	13,956		914,003
Interest income											36,506	2,092		38,598
Unallocated revenue and gains											19,788	-		19,788
Unallocated expenses											(46,577)	-		(46,577)
Profit from operating activities											909,764	16,048		925,812
Finance costs											(125,762)	(24,608)		(150,370)
Share of profits and losses of:														
Jointly-controlled entities	(60)	17,118	-	-	(12,746)	2,044	-	(230)	-	4,844	10,970	1,989		12,959
Associates	(720)	19	-	-	-	-	-	24,347	-	17,734	41,380	(8,024)		33,356
Amortisation of goodwill arising on acquisition of jointly-controlled entities	(678)	(342)	-	-	-	-	-	-	-	(3,679)	(4,699)	-		(4,699)
Profit/(loss) before tax											831,653	(14,595)		817,058
Tax											(196,171)	6,810		(189,361)
Profit/(loss) for the year											635,482	(7,785)		627,697
Attributable to:														
Equity holders of the parent											449,204	841		450,045
Minority interests											186,278	(8,626)		177,652
											635,482	(7,785)		627,697

4. Segment information *(continued)*

(a) *Business segments (continued)*

2003 *(continued)*

Group

	Continuing operations											Discontinued operations		
	Brewery operations HK$'000	Retail operations HK$'000	Expressway and toll road operations HK$'000	Water treatment operations HK$'000	Hotel operations HK$'000	Tourism operations HK$'000	Property construction and development HK$'000	Telecom-munications and IT related services and products HK$'000	Geothermal energy systems HK$'000	Corporate and others HK$'000	Total HK$'000	Dairy operations HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment assets	5,709,792	2,472,515	2,144,147	1,166,439	27,989	-	1,113,158	628,786	329,836	6,337,380	19,930,042	1,098,317	(4,683,095)	16,345,264
Share of net assets of:														
Jointly-controlled entities	89,756	356,935	-	-	124,153	285,397	-	21,533	-	29,788	907,562	138,099	-	1,045,661
Associates	10,010	16,231	-	-	-	-	22,610	195,868	-	152,505	397,224	22,320	-	419,544
	5,809,558	2,845,681	2,144,147	1,166,439	152,142	285,397	1,135,768	846,187	329,836	6,519,673	21,234,828	1,258,736	(4,683,095)	17,810,469
Unallocated assets											360,395	22,892	-	383,287
Total assets											21,595,223	1,281,628	(4,683,095)	18,193,756
Segment liabilities	1,374,927	488,590	455,138	344,799	32,741	-	1,000,507	171,666	59,926	3,018,870	6,947,164	173,301	(4,683,095)	2,437,370
Unallocated liabilities											4,455,978	208,862	-	4,664,840
Total liabilities											11,403,142	382,163	(4,683,095)	7,102,210
Other segment *information*:														
Depreciation, as restated	301,586	59,738	44,137	85	1,367	-	20,277	7,978	2,214	31,998	469,380	60,170	-	529,550
Amortisation:														
Goodwill/(negative goodwill), net	225	711	1,178	-	-	-	-	7,585	3,596	5,650	18,945	(4,264)	-	14,681
Intangible assets	-	-	30,711	70,656	-	-	-	1,917	704	-	103,988	-	-	103,988
Impairment losses on:														
Segment assets	-	-	-	-	-	-	-	-	-	18,426	18,426	9,421	-	27,847
Unallocated assets														46,577
Capital expenditure, as restated	537,858	51,648	2,626	-	10	-	5,293	27,943	4,214	50,608	680,200	93,135	-	773,335

4. Segment information *(continued)*

(b) *Geographical segments*

The following table presents revenue, and certain asset and expenditure information for the Group's geographical segments:

Group

	Hong Kong		Mainland China		Overseas		Eliminations		Consolidated	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
				(Restated)						(Restated)
Segment revenue:										
Sales to external customers	**34,742**	10,720	**9,445,907**	7,799,291	**184,991**	160,136	**-**	-	**9,665,640**	7,970,147
Intersegment sales	**10,367**	12,918	**-**	-	**38,731**	27,575	**(49,098)**	(40,493)	**-**	-
Other revenue	**12,660**	7,598	**221,638**	280,287	**-**	694	**-**	-	**234,298**	288,579
Total	**57,769**	31,236	**9,667,545**	8,079,578	**223,722**	188,405	**(49,098)**	(40,493)	**9,899,938**	8,258,726
Other segment information:										
Segment assets	**5,892,477**	5,131,231	**16,713,069**	15,825,713	**66,060**	71,415	**(4,938,888)**	(4,683,095)	**17,732,718**	16,345,264
Share of net assets of:										
Jointly-controlled entities	**58**	63	**716,884**	1,045,598	**-**	-	**-**	-	**716,942**	1,045,661
Associates	**-**	(357)	**550,310**	419,901	**-**	-	**-**	-	**550,310**	419,544
	5,892,535	5,130,937	**17,980,263**	17,291,212	**66,060**	71,415	**(4,938,888)**	(4,683,095)	**18,999,970**	17,810,469
Unallocated assets									**444,713**	383,287
Total assets									**19,444,683**	18,193,756
Capital expenditure	**8**	916	**1,072,045**	757,056	**2,754**	15,363	**-**	-	**1,074,807**	773,335

5. Turnover, other revenue and gains, net

Turnover represents: (1) the aggregate of the invoiced value of goods sold, net of value-added tax, consumption tax and government surcharges, and after allowances for goods returned and trade discounts; (2) the aggregate of revenue from hotel operations, toll revenue and the value of services rendered, net of business and consumption taxes and government surcharges; (3) an appropriate proportion of contract revenue of construction contracts, net of value-added tax, business tax and government surcharges; and (4) rental income.

An analysis of the Group's turnover, other revenue and gains, net is as follows:

	2004	2003
	HK$'000	HK$'000
Turnover		
Brewery operations	**3,494,029**	2,880,337
Retail operations	**3,021,404**	2,184,964
Expressway and toll road operations	**435,371**	361,445
Water treatment operations	**490,566**	414,561
Hotel operations	**1,243**	2,095
Property construction and development	**294,226**	248,545
Telecommunications and IT related services and products	**436,399**	386,665
Geothermal energy systems and related installation services	**230,693**	190,521
Corporate and others	**376,025**	297,203
Continuing operations	**8,779,956**	6,966,336
Discontinued operations – Dairy operations	**885,684**	1,003,811
	9,665,640	7,970,147
Other revenue		
Compensation income	**7,492**	13,897
Rental income	**37,452**	28,406
Service income	**1,013**	3,240
Investment income	**3,053**	7,429
Government grants*	**66,788**	51,471
Sale of raw materials	**15,117**	17,141
Indemnification from a related company recognised – *note 49*	**19,500**	21,949
Others	**51,370**	36,583
	201,785	180,116

5. Turnover, other revenue and gains, net *(continued)*

	2004 HK$'000	2003 HK$'000
Gains, net		
Excess of the Group's interest in the net fair value of the investees' identifiable assets, liabilities and contingent liabilities over cost recognised as income	**35,767**	–
Negative goodwill recognised as income – *note 19*	**–**	10,414
Gain on disposal of fixed assets, net	**–**	8,948
Gain on disposal of investment properties	**238**	–
Gain on deemed disposal of interests in subsidiaries**	**20,715**	96,530
Gain on partial disposal of interest in a jointly-controlled entity	**–**	779
Gain on disposal of interests in associates***	**96,766**	–
Gain on deemed disposal of interest in an associate	**369**	–
Gain on disposal of available-for-sale financial assets	**6,298**	–
Gain on disposal of long term investments	**–**	8,008
Gain on disposal of financial assets at fair value through profit or loss	**841**	–
Gain on disposal of short term investments	**–**	1,227
Unrealised gain on revaluation of short term investments, net	**–**	2,345
	160,994	128,251
Other revenue and gains, net	**362,779**	308,367

* Government grants represented government subsidies, corporate income tax and turnover tax refunds. Turnover tax includes value-added tax, city construction tax and education surcharge. The government grants are unconditional, except for certain grants must be utilised for the development of the Company's subsidiaries.

** The gain on deemed disposal of interests in subsidiaries recognised during the year ended 31 December 2004 mainly arose from the dilution of the Group's interest in Beijing Yanjing Brewery Company Limited ("Yanjing Brewery"), an indirectly held subsidiary of the Company, from 55.45% to 54.86% upon the exercise of convertible bonds of Yanjing Brewery by certain bondholders in exchange for ordinary shares of Yanjing Brewery.

The gain on deemed disposal of interests in subsidiaries recognised during the year ended 31 December 2003 mainly arose from the dilution of the Group's interest in Beijing Sanyuan Foods Co., Ltd. ("Sanyuan Foods"), an indirectly held subsidiary of the Company, from 74.77% to 57.11% upon the issuance of 150,000,000 new ordinary shares of RMB1 each by Sanyuan Foods in September 2003 to the public at a subscription price of RMB2.6 each in connection with its initial public offering for listing of its shares on the Shanghai Stock Exchange.

*** The gain on disposal of interests in associates recognised during the year ended 31 December 2004 mainly arose from the disposal of 20% equity interest in Beijing Siemens to a joint venture partner of Beijing Siemens in April 2004.

6. Profit from operating activities

The Group's profit from operating activities is arrived at after charging/(crediting):

	Notes	2004 HK$'000	2003 HK$'000 (Restated)
Cost of inventories sold		**6,123,409**	5,005,021
Cost of properties sold		**336,525**	115,015
Cost of services provided		**546,000**	569,232
Depreciation	15	**592,985**	529,550
Amortisation of operating concessions*	18	**101,367**	101,367
Amortisation of management information systems*	18	**1,886**	1,886
Amortisation of licences*	18	**1,435**	735
Research and development expenditure:			
Current year expenditure		**14,890**	11,089
Less: Capitalised in deferred development costs	18	**(3,642)**	(2,164)
		11,248	8,925
Impairment arising during the year**	18	**–**	13,294
		11,248	22,219
Goodwill:	19		
Amortisation for the year**		**–**	20,396
Impairment arising during the year**		**17,512**	7,488
		17,512	27,884
Impairment of fixed assets**	15	**29,386**	–
Impairment of interest in an associate**		**–**	7,065
Impairment of available-for-sale financial assets**		**44,300**	–
Impairment of long term investments**		**–**	46,577
(Gain)/loss on disposal of fixed assets, net***		**14,370**	(8,948)
Loss on disposal of interests in subsidiaries		**6,433**	–
Loss on deemed disposal of interest in a jointly-controlled entity		**680**	–
Unrealised loss on revaluation of financial assets at fair value through profit or loss, net		**4,570**	–
Minimum lease payments under operating leases of land and buildings		**131,584**	103,703
Amortisation of lease premium for land	17	**9,693**	8,682
Auditors' remuneration		**7,474**	7,350
Provision against an amount due from an associate		**474**	–
Provision for doubtful trade receivables		**34,855**	18,865
Provision for doubtful other receivables		**60,300**	17,855
Provision for inventories		**3,183**	2,282

6. Profit from operating activities *(continued)*

	Notes	2004 HK$'000	2003 HK$'000 (Restated)
Staff costs (excluding directors' remuneration – *note 8*):			
Wages, salaries and staff welfare		**642,307**	597,562
Net pension scheme contributions		**50,528**	68,173
		692,835	665,735
Exchange losses, net		**1,094**	1,235
Net rental income		**(33,753)**	(27,030)
Investment income:			
Listed		**(1,116)**	–
Unlisted		**(1,937)**	(7,429)

* The amortisation of operating concessions, management information systems and licences for the year are included in "Cost of sales" on the face of the consolidated profit and loss account.

** The amortisation of goodwill for the year and the impairments of deferred development costs, goodwill, fixed assets, interest in an associate, available-for-sale financial assets and long term investments for the year are included in "Other operating expenses, net" on the face of the consolidated profit and loss account.

*** Included in the proceeds from the disposal of fixed assets are compensations of HK$17,237,000 (2003: HK$10,406,000) in aggregate received from third parties for those fixed assets that were lost or given up.

7. Finance costs

	Group	
	2004 HK$'000	2003 HK$'000
Interest on convertible bonds	**7,193**	7,913
Interest on bank loans and other loans wholly repayable within five years	**123,744**	134,153
Interest on other loans	**8,215**	9,108
Total finance costs	**139,152**	151,174
Less: Interest capitalised in fixed assets	**(1,104)**	(804)
	138,048	150,370

8. Directors' remuneration

Directors' remuneration for the year, disclosed pursuant to The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Section 161 of the Companies Ordinance, is as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Fees:		
Executive directors	**640**	–
Non-executive director	**–**	40
Independent non-executive directors	**540**	240
	1,180	280
Other emoluments for executive directors:		
Salaries, allowances and benefits in kind	**5,103**	5,596
Pension scheme contributions	**260**	163
	5,363	5,759
	6,543	6,039

(a) Independent non-executive directors

The fees paid to independent non-executive directors were as follows:

	2004	2003
	HK$'000	HK$'000
Mr. Lau Hon Chuen, Ambrose	**100**	80
Mr. Lee Tung Hai, Leo	**120**	80
Mr. Wang Xian Zhang	**120**	80
Mr. Wu Jie Si	**100**	–
Mr. Robert A. Theleen	**100**	–
	540	240

There were no other emoluments payable to the independent non-executive directors during the year (2003: Nil).

8. Directors' remuneration *(continued)*

(b) Executive directors and a non-executive director

	Fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Pension scheme contributions HK$'000	Total emoluments HK$'000
2004				
Executive directors:				
Mr. Yi Xi Qun	**–**	**2,274**	**97**	**2,371**
Mr. Zhang Hong Hai	**–**	**1,513**	**88**	**1,601**
Mr. Li Fu Cheng	**80**	**–**	**–**	**80**
Mr. Guo Ying Ming	**80**	**–**	**–**	**80**
Mr. Liu Kai	**–**	**1,316**	**75**	**1,391**
Mr. Zheng Wan He	**80**	**–**	**–**	**80**
Mr. Guo Pu Jin	**80**	**–**	**–**	**80**
Mr. Li Man	**80**	**–**	**–**	**80**
Mr. Bao Zong Ye	**80**	**–**	**–**	**80**
Mr. Wei En Hong	**80**	**–**	**–**	**80**
Mr. Bi Yu Xi	**–**	**–**	**–**	**–**
Mr. Li Zhong Gen	**80**	**–**	**–**	**80**
	640	**5,103**	**260**	**6,003**
Non-executive director:				
Mr. Fang Fang	**–**	**–**	**–**	**–**
	640	**5,103**	**260**	**6,003**
2003				
Executive directors:				
Mr. Yi Xi Qun	–	604	–	604
Mr. Hu Zhao Guang	–	1,283	–	1,283
Mr. Zhang Hong Hai	–	–	–	–
Mr. Xiong Da Xin	–	1,832	88	1,920
Mr. Li Fu Cheng	–	83	–	83
Mr. Guo Ying Ming	–	–	–	–
Mr. Liu Kai	–	1,296	75	1,371
Mr. Zheng Wan He	–	83	–	83
Mr. Li Man	–	83	–	83
Mr. Bao Zong Ye	–	–	–	–
Mr. Xing Chun Hua	–	83	–	83
Mr. Wei En Hong	–	83	–	83
Mr. Bi Yu Xi	–	83	–	83
Mr. Li Zhong Gen	–	83	–	83
	–	5,596	163	5,759
Non-executive director:				
Mr. Fang Fang	40	–	–	40
	40	5,596	163	5,799

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

9. Five highest paid employees

The five highest paid employees during the year included three (2003: three) directors. Details of the remuneration of the five highest paid employees for the year are set out below:

	2004 **HK$'000**	2003 HK$'000
Salaries, allowances and benefits in kind	**7,887**	6,795
Pension scheme contributions	**342**	187
	8,229	6,982

The number of the five highest paid employees whose remuneration fell within the following bands is as follows:

	2004 **Number of employees**	2003 Number of employees
HK$1,000,001 – HK$1,500,000	**2**	4
HK$1,500,001 – HK$2,000,000	**2**	1
HK$2,000,001 – HK$2,500,000	**1**	–
	5	5

10. Tax

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. The income tax provision in respect of operations in Mainland China and overseas is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof.

	Group	
	2004	2003
	HK$'000	HK$'000
		(Restated)
Continuing operations:		
Current – PRC		
Hong Kong	**712**	571
Mainland China	**239,301**	189,875
Current – Overseas	**486**	14
Underprovision in prior years	**5**	4,499
Deferred – *note 39*	**(7,348)**	1,212
Tax charge from continuing operations	**233,156**	196,171
Discontinued operations:		
Current – Mainland China, the PRC	**1,693**	5,174
Overprovision in prior years	**–**	(7,863)
Deferred – *note 39*	**(5,380)**	(4,121)
Tax charge from discontinued operations – *note 11(a)*	**(3,687)**	(6,810)
Total tax charge for the year	**229,469**	189,361

In accordance with the presentation requirements of HKAS 1 early adopted by the Group during the year as detailed in note 2(i) to the financial statements, taxes of jointly-controlled entities and associates attributable to the Group, which were previously included in tax charge on the consolidated profit and loss account, are now included in the share of profits and losses of jointly-controlled entities and associates, respectively. The comparative amounts for the year ended 31 December 2003 have been restated to conform to the current year's presentation.

10. Tax *(continued)*

A reconciliation of the tax expense applicable to profit/(loss) before tax using the statutory rates for the countries in which the Company and majority of its subsidiaries are domiciled to the tax expense/(income) at the effective tax rates, and a reconciliation of the applicable rates (i.e., the statutory tax rates) to the effective tax rates, are as follows:

Group – 2004

	Hong Kong		Mainland China		Overseas		Total	
	HK$'000	%	HK$'000	%	HK$'000	%	HK$'000	%
Profit/(loss) before tax	**(141,952)**		**1,029,007**		**7,174**		**894,229**	
Tax at the statutory tax rate	**(24,841)**	**17.5**	**339,573**	**33.0**	**2,152**	**30.0**	**316,884**	**35.4**
Lower tax rate for specific provinces or local authority	**-**	**-**	**(85,686)**	**(8.3)**	**(1,530)**	**(21.3)**	**(87,216)**	**(9.8)**
Adjustments in respect of current tax of previous periods	**-**	**-**	**5**	**-**	**-**	**-**	**5**	**-**
Income not subject to tax	**(12,220)**	**8.6**	**(106,398)**	**(10.3)**	**(86)**	**(1.2)**	**(118,704)**	**(13.3)**
Expenses not deductible for tax	**27,608**	**(19.4)**	**19,179**	**1.9**	**307**	**4.3**	**47,094**	**5.3**
Tax losses not recognised as deferred tax assets	**10,387**	**(7.3)**	**66,004**	**6.4**	**764**	**10.6**	**77,155**	**8.6**
Tax losses utilised from previous periods	**(6)**	**-**	**(4,622)**	**(0.4)**	**(1,121)**	**(15.6)**	**(5,749)**	**(0.6)**
Tax charge at the Group's effective rate	**928**	**(0.6)**	**228,055**	**22.3**	**486**	**6.8**	**229,469**	**25.6**

Group – 2003

	Hong Kong		Mainland China		Overseas		Total	
	HK$'000	%	HK$'000 (Restated)	% (Restated)	HK$'000	%	HK$'000 (Restated)	% (Restated)
Profit/(loss) before tax	(163,369)		983,916		(3,389)		817,058	
Tax at the statutory tax rate	(28,589)	17.5	324,659	33.0	(1,016)	30.0	295,054	36.1
Lower tax rate for specific provinces or local authority	–	–	(115,526)	(11.7)	(703)	20.7	(116,229)	(14.2)
Adjustments in respect of current tax of previous periods	(581)	0.3	(2,632)	(0.3)	(151)	4.4	(3,364)	(0.4)
Income not subject to tax	(5,528)	3.4	(82,173)	(8.4)	(332)	9.8	(88,033)	(10.8)
Expenses not deductible for tax	20,904	(12.8)	16,791	1.7	977	(28.8)	38,672	4.7
Tax losses not recognised as deferred tax assets	13,785	(8.4)	51,976	5.3	1,191	(35.1)	66,952	8.2
Tax losses utilised from previous periods	–	–	(3,588)	(0.4)	(103)	3.0	(3,691)	(0.5)
Tax charge/(credit) at the Group's effective rate	(9)	–	189,507	19.2	(137)	4.0	189,361	23.1

In accordance with the relevant tax rules and regulations in the PRC, certain of the Company's subsidiaries enjoy income tax exemptions and reductions.

11. Discontinued operations

On 6 December 2004, the Company publicly announced that it has entered into two separate share transfer agreements on 3 December 2004 with 北京三元集團有限責任公司 ("San Yuan Group"), a related company, and BHL, the ultimate holding company, to conditionally dispose of all its interests in Beijing Enterprises (Dairy) Limited ("BE Dairy"), a wholly-owned subsidiary of the Company, as to 65.46% and 34.54% to San Yuan Group and BHL at a consideration of RMB323.6 million (approximately HK$304.9 million) and RMB237.4 million (approximately HK$223.6 million), respectively. The disposal transactions are subject to approval by shareholders of the Company and certain government authorities in the PRC.

Subsequent to the balance sheet date, the disposal transactions were approved by the shareholders of the Company in an extraordinary general meeting held on 7 January 2005, while the approval from certain government authorities in the PRC are yet to be obtained as at the date of approval of these financial statements. In the opinion of the directors, the completion of the disposal transactions is due to be completed in the year ending 31 December 2005.

The major asset of BE Dairy is its 55% equity interest in Sanyuan Foods, a company whose shares are listed on the Shanghai Stock Exchange and principally engaged in the production and sale of dairy products in Mainland China. Dairy operation represents a separate business segment of the Group and was solely undertaken by Sanyuan Foods. As at 31 December 2004, Sanyuan Foods was classified as a disposal group and was held for sale.

(a) The results of the discontinued operations for the years ended 31 December 2004 and 2003 are summarised as follows:

	2004 **HK$'000**	2003 HK$'000
Turnover	**885,684**	1,003,811
Expenses	**(1,010,217)**	(1,018,406)
Loss before tax from discontinued operations	**(124,533)**	(14,595)
Tax	**3,687**	6,810
Net loss attributable to discontinued operations	**(120,846)**	(7,785)

11. Discontinued operations *(continued)*

(b) The major classes of assets and liabilities of the discontinued operations measured at the lower of carrying amount and fair value less costs to sell as at 31 December 2004 are as follows:

	Notes	**2004** **HK$'000**	2003 HK$'000
Assets:			
Fixed assets	*15*	**665,406**	–
Investment properties	*16*	**2,420**	–
Lease premium for land	*17*	**60,950**	–
Goodwill	*19*	**2,196**	–
Interests in jointly-controlled entities		**125,113**	–
Available-for-sale financial assets		**22,892**	–
Inventories		**85,280**	–
Trade and bills receivables		**120,424**	–
Other receivables		**81,650**	–
Taxes recoverable		**3,649**	–
Pledged bank balances		**156**	–
Cash and cash equivalents		**134,597**	–
Non-current assets classified as held for sale		**1,304,733**	–
Liabilities:			
Trade and bills payables		**(64,171)**	–
Other payables and accruals		**(166,592)**	–
Bank and other borrowings		**(262,281)**	–
Deferred tax liabilities		**(751)**	–
Liabilities directly associated with non-current assets classified as held for sale		**(493,795)**	–
Net assets attributable to the discontinued operations		**810,938**	–

11. Discontinued operations *(continued)*

(c) The net cash flows of the discontinued operations for the years ended 31 December 2004 and 2003 are as follows:

	2004	2003
	HK$'000	HK$'000
Net cash inflow from operating activities	**41,910**	18,904
Net cash outflow from investing activities	**(47,014)**	(106,172)
Net cash inflow from financing activities	**7,183**	111,426
Net cash inflow incurred by the discontinued operations	**2,079**	24,158

(d) Loss per share from discontinued operations

Basic from discontinued operations	**(HK$0.11)**	–
Diluted from discontinued operations	**N/A**	N/A

12. Profit for the year attributable to equity holders of the parent

The profit for the year attributable to equity holders of the parent for the year ended 31 December 2004 dealt with in the financial statements of the Company, was HK$383,143,000 (2003: HK$50,109,000) (note 35(b)).

13. Dividends

	2004	2003
	HK$'000	HK$'000
Interim – HK$0.10 (2003: HK$0.10) per ordinary share	**62,250**	62,250
Proposed final – HK$0.20 (2003: HK$0.18) per ordinary share	**124,500**	112,050
	186,750	174,300

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

14. Earnings per share

The calculation of the basic and diluted earnings per share for the year ended 31 December 2004 is based on the following data:

Earnings:

	2004 HK$'000	2003 HK$'000 (Restated)
(i) For profit for the year:		
Profit for the year attributable to equity holders of the parent, used in the basic earnings per share calculation	**503,188**	450,045
Interest expense for the year relating to the liability component of the convertible bonds of Yanjing Brewery, net of current tax	**4,819**	5,302
Decrease in profit for the year of Yanjing Brewery attributable to the Group, as a result of the dilution of interest in Yanjing Brewery assuming the exercise of all the outstanding convertible bonds issued by Yanjing Brewery	**(14,077)**	(11,314)
Profit for the year attributable to equity holders of the parent, used in the diluted earnings per share calculation	**493,930**	444,033

14. Earnings per share *(continued)*

Earnings: (continued)

(ii) For profit for the year from continuing operations:

	2004	2003
	HK$'000	HK$'000 (Restated)
Profit for the year from continuing operations attributable to equity holders of the parent, used in the basic earnings per share calculation	**571,892**	449,204
Interest expense for the year relating to the liability component of the convertible bonds of Yanjing Brewery, net of current tax	**4,819**	5,302
Decrease in profit for the year of Yanjing Brewery attributable to the Group, as a result of the dilution of interest in Yanjing Brewery assuming the exercise of all the outstanding convertible bonds issued by Yanjing Brewery	**(14,077)**	(11,314)
Profit for the year from continuing operations attributable to equity holders of the parent, used in the diluted earnings per share calculation	**562,634**	443,192

Number of ordinary shares:

	2004	2003
Weighted average number of ordinary shares in issue during the year used in basic and diluted earnings per share calculations	**622,500,000**	622,500,000

The exercise of the outstanding share options of the Company and Beijing Development, a subsidiary of the Company, during the years ended 31 December 2004 and 2003 did not have a diluting effect on the Group's basic earnings per share for these years.

The exercise of the outstanding share options of Xteam, a subsidiary of the Company acquired in 2004, during the year ended 31 December 2004 did not have a diluting effect on the Group's basic earnings per share for the year.

15. Fixed assets

Group

	Notes	Expressway and related structures HK$'000 (note (a))	Leasehold buildings HK$'000 (notes (a), (c), (e), (f))	Leasehold improvements HK$'000	Plant and machinery HK$'000 (note (c))	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Construction in progress HK$'000 (note(b))	Hotel properties HK$'000 (note (d))	Total HK$'000
Cost or valuation:										
At 1 January 2003:										
As previously reported		1,204,937	3,165,936	319,436	3,463,832	303,053	252,139	593,398	295,020	9,597,751
Effect of adopting HKAS 1 and 17	2(a), (i)	–	(484,840)	–	–	–	–	–	(277,261)	(762,101)
As restated		1,204,937	2,681,096	319,436	3,463,832	303,053	252,139	593,398	17,759	8,835,650
Acquisition of subsidiaries, as restated	45(a)	–	8,442	–	17,519	2,374	1,926	87	–	30,348
Additions, as restated		–	52,880	23,279	174,098	42,652	33,668	442,708	–	769,285
Transfer from construction in progress		–	161,032	2,900	282,163	9,434	2,256	(457,785)	–	–
Disposals, as restated		–	(38,051)	(723)	(60,464)	(4,215)	(13,658)	(21,634)	–	(138,745)
Reclassifications		–	17,392	–	65,307	(79,511)	(3,188)	–	–	–
Exchange realignment		–	817	741	–	657	95	–	–	2,310
At 31 December 2003		1,204,937	2,883,608	345,633	3,942,455	274,444	273,238	556,774	17,759	9,498,848
At 1 January 2004:										
As previously reported		1,204,937	3,395,612	345,633	3,942,455	274,444	273,238	556,774	295,220	10,288,313
Effect of adopting HKAS 1 and 17	2(a), (i)	–	(512,004)	–	–	–	–	–	(277,461)	(789,465)
As restated		1,204,937	2,883,608	345,633	3,942,455	274,444	273,238	556,774	17,759	9,498,848
Acquisition of subsidiaries	45(a)	–	258,034	28,534	317,965	29,960	18,409	985	–	653,887
Additions		–	181,913	23,363	158,797	47,378	31,520	616,194	–	1,059,165
Transfer from construction in progress		809	155,644	64,397	272,476	28,282	7,663	(529,271)	–	–
Transfer to investment properties	16	–	(65,649)	–	–	–	–	(43,793)	–	(109,442)
Disposals		–	(89,649)	(46,796)	(55,441)	(6,232)	(33,306)	(25,074)	(4,234)	(260,732)
Attributable to discontinued operations	11(b)	–	(350,887)	–	(566,467)	–	(51,887)	(34,944)	(13,525)	(1,017,710)
Disposal of subsidiaries	45(b)	–	(9,189)	(1,140)	(83,472)	(100)	(2,548)	(822)	–	(97,271)
At 31 December 2004		**1,205,746**	**2,963,825**	**413,991**	**3,986,313**	**373,732**	**243,089**	**540,049**	**–**	**9,726,745**
Analysis of cost or valuation:										
At 31 December 2004										
At cost		1,205,746	2,963,825	413,991	3,986,313	373,732	243,089	540,049	–	9,726,745
At 31 December 2003										
At cost		1,204,937	2,883,608	345,633	3,942,455	274,444	273,238	556,774	–	9,481,089
At valuation		–	–	–	–	–	–	–	17,759	17,759
		1,204,937	2,883,608	345,633	3,942,455	274,444	273,238	556,774	17,759	9,498,848

15. Fixed assets *(continued)*

Group *(continued)*

	Notes	Expressway and related structures HK$'000 (note (a))	Leasehold buildings HK$'000 (notes (a), (c), (e), (f))	Leasehold improvements HK$'000	Plant and machinery HK$'000 (note (c))	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Construction in progress HK$'000 (note(b))	Hotel properties HK$'000 (note (d))	Total HK$'000
Accumulated depreciation and impairment:										
At 1 January 2003:										
As previously reported		111,970	535,642	248,078	1,441,856	141,591	117,968	–	–	2,597,105
Effect of adopting HKAS 17	2(a)	–	(75,633)	–	–	–	–	–	–	(75,633)
As restated		111,970	460,009	248,078	1,441,856	141,591	117,968	–	–	2,521,472
Acquisition of subsidiaries	45(a)	–	2,930	–	2,915	306	377	–	–	6,528
Depreciation provided for the year, as restated		25,633	95,142	44,250	298,456	37,947	28,122	–	–	529,550
Disposals, as restated		–	(1,025)	(475)	(41,761)	(2,432)	(11,379)	–	–	(57,072)
Reclassifications		–	5,752	–	36,047	(41,613)	(186)	–	–	–
Exchange realignment		–	109	471	–	248	41	–	–	869
At 31 December 2003		137,603	562,917	292,324	1,737,513	136,047	134,943	–	–	3,001,347
At 1 January 2004:										
As previously reported		137,603	629,202	292,324	1,737,513	136,047	134,943	–	–	3,067,632
Effect of adopting HKAS 17	2(a)	–	(66,285)	–	–	–	–	–	–	(66,285)
As restated		137,603	562,917	292,324	1,737,513	136,047	134,943	–	–	3,001,347
Acquisition of subsidiaries	45(a)	–	66,552	26,730	174,541	22,292	9,142	–	–	299,257
Depreciation provided for the year		30,068	143,992	26,199	311,168	48,439	33,119	–	–	592,985
Impairment during the year recognised in the profit and loss account		–	28,370	–	1,016	–	–	–	–	29,386
Disposals		–	(7,739)	(38,315)	(49,709)	(4,948)	(23,745)	–	–	(124,456)
Transfer to investment properties	16	–	(49,105)	–	–	–	–	–	–	(49,105)
Attributable to discontinued operations	11(b)	–	(58,415)	–	(259,913)	–	(33,976)	–	–	(352,304)
Disposal of subsidiaries	45(b)	–	(591)	(290)	(7,634)	(35)	(386)	–	–	(8,936)
At 31 December 2004		**167,671**	**685,981**	**306,648**	**1,906,982**	**201,795**	**119,097**	**-**	**-**	**3,388,174**
Net book value:										
At 31 December 2004		**1,038,075**	**2,277,844**	**107,343**	**2,079,331**	**171,937**	**123,992**	**540,049**	**-**	**6,338,571**
At 31 December 2003, as restated		1,067,334	2,320,691	53,309	2,204,942	138,397	138,295	556,774	17,759	6,497,501

15. Fixed assets *(continued)*

(a) The leasehold buildings, expressway and related structures included above are held under the following lease terms:

Group

	Hong Kong HK$'000	**Elsewhere** HK$'000	**Total** HK$'000
Long term leases	51,580	–	51,580
Medium term leases	8,500	4,109,491	4,117,991
	60,080	4,109,491	4,169,571

(b) ***Construction in progress***

Construction in progress represents the following major projects which remained incomplete as at 31 December 2004:

Group

Name of project	**Expected year of completion**	HK$'000
Wangfujing Beixia	2006	186,750
Brewery production plants	2005	294,344
Other projects	Various	58,955
		540,049

15. Fixed assets *(continued)*

(c) Certain of the above leasehold buildings, plant and machinery with an aggregate net book value at the balance sheet date of HK$519,673,000 (2003: HK$183,378,000) were pledged to secure certain bank and other loans granted to the Group *(note 36(d)(i))*.

(d) At 31 December 2003, the hotel properties were revalued by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers, on the open market income capitalisation basis.

(e) Certain leasehold buildings of the Group and the Company were reclassified from investment properties during the year ended 31 December 2000 at the then carrying amount of HK$41,000,000, as valued on 31 December 1999 by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers, on the open market value basis. Had the carrying values of these leasehold buildings been carried at historical cost less accumulated depreciation, their carrying values would have been HK$35,304,000 (2003: HK$36,228,000).

(f) The impairment losses of HK$29,386,000 in aggregate recognised during the year ended 31 December 2004 mainly represent the write-down of certain properties in Hong Kong in the "Corporate and others" segment to their recoverable amounts upon their being transferred to investment properties during the year. The recoverable amount was based on fair value less costs to sell and was determined based on valuations performed by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers. The valuations undertaken were based on the open market value basis using the Direct Comparison Approach.

15. Fixed assets *(continued)*

Company

	Note	Leasehold buildings HK$'000	Leasehold improvements HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Investment properties HK$'000	Total HK$'000
Cost:							
At 1 January 2003:							
As previously reported		41,000	9,239	4,608	940	134,000	189,787
Effect of adopting HKAS 1	2(i)	–	–	–	–	(134,000)	(134,000)
As restated		41,000	9,239	4,608	940	–	55,787
Additions		1,319	–	230	1,312	–	2,861
Disposals		–	–	–	(196)	–	(196)
At 31 December 2003		42,319	9,239	4,838	2,056	–	58,452
At 1 January 2004:							
As previously reported		42,319	9,239	4,838	2,056	134,000	192,452
Effect of adopting HKAS 1	2(i)	–	–	–	–	(134,000)	(134,000)
As restated		42,319	9,239	4,838	2,056	–	58,452
Additions		–	769	516	–	–	1,285
At 31 December 2004		**42,319**	**10,008**	**5,354**	**2,056**	**-**	**59,737**
Accumulated depreciation:							
At 1 January 2003		1,592	9,010	4,004	875	–	15,481
Provided for the year		1,694	119	299	57	–	2,169
Disposals		–	–	–	(143)	–	(143)
At 31 December 2003		3,286	9,129	4,303	789	–	17,507
At 1 January 2004		3,286	9,129	4,303	789	–	17,507
Provided for the year		962	77	262	261	–	1,562
At 31 December 2004		**4,248**	**9,206**	**4,565**	**1,050**	**-**	**19,069**
Net book value:							
At 31 December 2004		**38,071**	**802**	**789**	**1,006**	**-**	**40,668**
At 31 December 2003, restated		39,033	110	535	1,267	–	40,945

The Company's leasehold buildings are all situated in Mainland China and held under medium term leases.

16. Investment properties

	Notes	Group		Company	
		2004	2003	**2004**	2003
		HK$'000	HK$'000	**HK$'000**	HK$'000
At valuation:					
At beginning of year:					
As previously reported		**–**	–	**–**	–
Effect of adopting HKAS 1	*2(i)*	**277,461**	277,261	**134,000**	134,000
As restated		**277,461**	277,261	**134,000**	134,000
Transfer from leasehold buildings	*15*	**16,544**	–	**–**	–
Transfer from construction in progress	*15*	**43,793**	–	**–**	–
Disposals		**(6,441)**	–	**–**	–
Attributable to discontinued operations	*11(b)*	**(2,420)**	–	**–**	–
Surplus on revaluation		**13,785**	200	**–**	–
At end of year, as restated		**342,722**	277,461	**134,000**	134,000

(a) Investment properties of the Group as at 31 December 2004 are held under the following lease terms:

Group

	Hong Kong	**Elsewhere**	**Total**
	HK$'000	HK$'000	HK$'000
Long term leases	94,325	–	94,325
Medium term leases	6,500	241,897	248,397
	100,825	241,897	342,722

The Company's investment properties are all situated in Mainland China and held under medium term leases.

16. Investment properties *(continued)*

(b) The investment properties are leased to third parties under operating leases, further summary details of which are included in note 47(a) to the financial statements. The gross rental income received and receivable by the Group and the Company and related expenses in respect of these investment properties are summarised as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Gross rental income	**22,249**	15,080	**6,598**	5,011
Direct expenses	**(3,700)**	(1,792)	**(742)**	(449)
Net rental income	**18,549**	13,288	**5,856**	4,562

(c) Certain of the Group's investment properties with an aggregate net book value at the balance sheet date of HK$6,500,000 (2003: HK$12,940,000) were pledged to secure certain bank and other loans granted to the Group (note 36(d)(i)).

(d) At 31 December 2004, the investment properties were revalued by DTZ Debenham Tie Leung Limited and CB Richard Ellis Limited, independent professionally qualified valuers, on the open market income capitalisation basis or the open market value basis using the Direct Comparison Approach.

17. Lease premium for land

Group

	Notes	**2004 HK$'000**	2003 HK$'000
Cost:			
At beginning of year:			
As previously reported		**–**	–
Effect of adopting HKAS 17	*2(a)*	**512,004**	484,840
As restated		**512,004**	484,840
Acquisition of subsidiaries	*45(a)*	**113,370**	15,295
Additions		**18,771**	31,026
Disposals		**(28,083)**	(19,157)
Attributable to discontinued operations	*11(b)*	**(79,276)**	–
Disposal of subsidiaries	*45(b)*	**(5,270)**	–
At end of year		**531,516**	512,004
Accumulated amortisation:			
At beginning of year:			
As previously reported		**–**	–
Effect of adopting HKAS 17	*2(a)*	**66,285**	75,633
As restated		**66,285**	75,633
Acquisition of subsidiaries	*45(a)*	**39,002**	–
Amortisation for the year		**9,693**	8,682
Disposals		**(3,296)**	(18,030)
Attributable to discontinued operations	*11(b)*	**(18,326)**	–
Disposal of subsidiaries	*45(b)*	**(211)**	–
At end of year		**93,147**	66,285
Net book value:			
At end of year		**438,369**	445,719
Portion classified as current assets		**(8,176)**	(9,693)
Long term portion		**430,193**	436,026

The leasehold land of the Group as at 31 December 2004 is held under medium term leases.

18. Intangible assets

Group

	Operating concessions HK$'000 *(note (a))*	Management information systems HK$'000	Licences HK$'000	Deferred development costs* HK$'000 *(note (b))*	Total HK$'000
Cost:					
At 1 January 2003	2,027,321	18,868	–	11,130	2,057,319
Acquisition of a subsidiary – *note 45(a)*	–	–	8,108	–	8,108
Additions	–	–	1,886	2,164	4,050
At 31 December 2003 and 1 January 2004	2,027,321	18,868	9,994	13,294	2,069,477
Additions	–	–	12,000	3,642	15,642
At 31 December 2004	**2,027,321**	**18,868**	**21,994**	**16,936**	**2,085,119**
Accumulated amortisation and impairment:					
At 1 January 2003	300,534	2,202	–	–	302,736
Amortisation provided for the year	101,367	1,886	735	–	103,988
Impairment during the year recognised in the profit and loss account	–	–	–	13,294	13,294
At 31 December 2003 and 1 January 2004	401,901	4,088	735	13,294	420,018
Amortisation provided for the year	101,367	1,886	1,435	–	104,688
At 31 December 2004	**503,268**	**5,974**	**2,170**	**13,294**	**524,706**
Net book value:					
At 31 December 2004	**1,524,053**	**12,894**	**19,824**	**3,642**	**1,560,413**
At 31 December 2003	1,625,420	14,780	9,259	–	1,649,459

* Internally generated

18. Intangible assets *(continued)*

(a) Operating concessions

(i) Pursuant to a concession agreement dated 13 July 1998 entered into between the Company and 北京市自來水公司 (Beijing Municipal Water Company) ("Beijing Water"), the Company acquired at a consideration of RMB1.5 billion an operating right from Beijing Water to operate a water purification and treatment plant, No. 9 Phase I, in Beijing and sell purified water, for a period of 20 years commencing on 24 November 1998. Beijing Water has guaranteed the Company a net cash inflow of RMB210 million from the water purification and treatment business for each of the years in the concession period. The concession right so granted was subsequently transferred by the Company to Beijing Bei Kong Water Production Co., Ltd., a wholly owned subsidiary set up by the Company for the purpose of holding this concession right and engaging in the water purification and treatment business.

As at 31 December 2004, the remaining amortisation period of this operating concession is 14 years.

(ii) Pursuant to a co-operative joint venture agreement dated 18 July 2001 entered into between Hong Kong Zhong Ji Facility Investment Co., Ltd., a 96.5% indirectly owned subsidiary of the Company, and 深圳市石觀公路有限公司 (Shenzhen Shiguan Road Company Limited) ("Shiguan Road Limited") for the establishment of Shenzhen Guanshun Road & Bridge Co., Ltd. ("Shenzhen Guanshun"), a 53.08% indirectly owned subsidiary of the Company, and as approved by the relevant government authorities, Shiguan Road Limited transferred to Shenzhen Guanshun at a total consideration of RMB652 million an operating right to operate the Shenzhen Shiguan Road and Bridge, which is located in Shenzhen Municipality, the PRC, for a period of 20 years commencing on 12 April 2002.

As at 31 December 2004, the remaining amortisation period of this operating concession is 17 years and 4 months.

(b) Deferred development costs

In 2002, government assistance of HK$4,710,000 was received from a government authority of the PRC in relation to a technology development project undertaken by the Group and was accounted for as a deduction in arriving at the carrying value of the deferred development costs.

19. Goodwill and negative goodwill

The amounts of the goodwill and negative goodwill capitalised as an asset or recognised in the consolidated balance sheet, arising on the acquisition of subsidiaries and minority interests, are as follows:

Group

	Notes	**Goodwill** HK$'000	**Negative goodwill** HK$'000
Cost:			
At 1 January 2003		171,725	(68,625)
Acquisition of subsidiaries	*45(a)*	141,154	–
Acquisition of minority interests		26,710	(4,545)
At 31 December 2003		339,589	(73,170)
At 1 January 2004:			
As previously reported		339,589	(73,170)
Effect of adopting HKFRS 3	*2(d)*	(36,822)	73,170
As restated		302,767	–
Acquisition of subsidiaries	*45(a)*	27,052	–
Acquisition of minority interests		4,761	–
Reclassification from interests in jointly-controlled entities as a result of the related jointly-controlled entities became subsidiaries during the year	*21*	17,682	–
Attributable to discontinued operations	*11(b)*	(22,064)	–
At 31 December 2004		**330,198**	**–**
Accumulated amortisation and impairment/(recognition as income):			
At 1 January 2003		16,426	(55,209)
Amortisation provided/(recognised as income) for the year		20,396	(10,414)
Impairment during the year recognised in the profit and loss account		2,356	–
At 31 December 2003		39,178	(65,623)
At 1 January 2004:			
As previously reported		39,178	(65,623)
Effect of adopting HKFRS 3	*2(d)*	(36,822)	65,623
As restated		2,356	–
Impairment during the year recognised in the profit and loss account		17,512	–
Attributable to discontinued operations	*11(b)*	(19,868)	–
At 31 December 2004		**–**	**–**
Net book value:			
At 31 December 2004		**330,198**	**–**
At 31 December 2003		300,411	(7,547)

19. Goodwill and negative goodwill *(continued)*

As detailed in note 3 to the financial statements, in respect of acquisitions of subsidiaries before 1 January 2001, the Group applied the transitional provisions of HKFRS 3 that permitted goodwill in respect of acquisitions, which occurred prior to the adoption of the HKFRS, to remain eliminated against the consolidated capital reserve.

The amount of goodwill and negative goodwill remaining in the consolidated capital reserve, arising on the acquisition of subsidiaries prior to 1 January 2001, are as follows:

Group

	Goodwill eliminate against consolidated capital reserve HK$'000	**Negative goodwill credited to consolidated capital reserve** HK$'000
Cost:		
At 1 January 2003 and 31 December 2003	429,693	(657,924)
At 1 January 2004:		
As previously reported	429,693	(657,924)
Effect of adopting HKFRS 3 – *note 2(d)*	–	657,924
As restated and at 31 December 2004	**429,693**	**–**
Accumulated impairment:		
At 1 January 2003	–	–
Impairment during the year recognised in the profit and loss account	5,132	–
At 31 December 2003 and 2004	**5,132**	**–**
Net amount:		
At 31 December 2004	**424,561**	**–**
At 31 December 2003	424,561	(657,924)

19. Goodwill and negative goodwill *(continued)*

(a) As detailed in note 2(d) to the financial statements, on the adoption of HKFRS 3 during the year:

- the Group ceased amortisation of goodwill from 1 January 2004;
- accumulated amortisation of goodwill arising on the acquisition of subsidiaries and minority interests of HK$36,822,000 as at 1 January 2004 has been eliminated with a corresponding decrease in the cost of goodwill as at 1 January 2004;
- from the year ended 31 December 2004 onwards, goodwill is tested annually for impairment, as well as when there are indications of impairment; and
- following the transitional provisions of HKFRS 3, the carrying amount of the negative goodwill recognised on the consolidated balance sheet and remained credited to the consolidated capital reserve of HK$7,547,000 and HK$657,924,000, respectively, as at 1 January 2004 were derecognised by way of an adjustment to the opening retained profits and minority interests as at 1 January 2004 of HK$663,614,000 and HK$1,857,000, respectively.

(b) ***Impairment testing of goodwill***

Carrying amount of the goodwill acquired through acquisitions has been allocated to the relevant business units of the following individual business segments of the Group for impairment testing as follows:

Group

	Notes	**31 December 2004 HK$'000**	1 January 2003 HK$'000
Continuing operations:			
Retail operations segment	*(i)*	**33,822**	7,018
Expressway and toll road operations segment	*(ii)*	**21,687**	21,687
Telecommunications and IT related services and products segment	*(i)*	**132,622**	128,107
Geothermal energy systems segment	*(i)*	**104,283**	104,283
Others		**37,784**	23,239
		330,198	284,334
Discontinued operations – Dairy operations	*11(b)*	**2,196**	16,077
Total goodwill		**332,394**	300,411

19. Goodwill and negative goodwill *(continued)*

(b) Impairment testing of goodwill (continued)

(i) The recoverable amounts of the relevant business units of these business segments have been determined based on a value in use calculation using cash flow projections which are based on financial budgets approved by management covering a period ranging from 5 years to 9 years. The discounted rate applied to cash flow projections is 5%.

(ii) The recoverable amount of the relevant business unit in the expressway and toll road operations segment has been determined based on a value in use calculation. To calculate this, cash flow projections are based on financial budgets approved by senior management covering a 18-year period which were prepared by reference to a traffic and toll revenue forecast issued by independent valuers. The discount rate applied to cash flow projections is 13.5%, which is the average discounted rate for the toll road industry in Mainland China.

During the year ended 31 December 2004, an impairment loss of HK$17,512,000 has been recognised in the profit and loss account for the goodwill of a business unit of the Group's dairy operations segment as the senior management of the Group believes that that business unit is unable to generate positive cashflows in the foreseeable future.

Based on the impairment testing of goodwill, in the opinion of the directors, no further impairment provision is considered necessary for the remaining balance of the Group's goodwill.

Key assumptions used in value in use calculations
The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:

- *Budgeted turnover*
  Budgeted turnover are based on the following assumptions:

  - in respect of the relevant business unit in expressway and toll road segment, based on the traffic and toll revenue forecast issued by independent valuers; and

  - in respect of the business units in other business segments, with reference to i) the expected growth rate of the market in which the assessed entity operates and ii) the expected market share of the assessed entity.

19. Goodwill and negative goodwill *(continued)*

(b) Impairment testing of goodwill **(continued)**

- *Budgeted gross margins*
  The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year, increased for expected efficiency improvements.

- *Business environment*
  No major changes in the existing political, legal and economic conditions in the PRC and other locations in which the assessed entity carried on its business.

20. Interests in subsidiaries

	Company	
	2004	2003
	HK$'000	HK$'000
Unlisted shares, at cost	**4,100,247**	4,120,771
Due from subsidiaries	**2,890,020**	2,415,770
Loans to a subsidiary	**–**	20,255
Due to subsidiaries	**(813,280)**	(571,005)
	6,176,987	5,985,791
Provision for impairment	**(261,751)**	(165,414)
	5,915,236	5,820,377

The amounts due from/to subsidiaries are unsecured, interest-free and have no fixed terms of repayment. The loans to a subsidiary in the prior year were unsecured, bore interest at the prevailing market rate of bank loans with a similar tenure and had no fixed terms of repayment.

20. Interests in subsidiaries *(continued)*

Particulars of the principal subsidiaries are as follows:

Company name	Place of incorporation/ registration and operations	Issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by		Principal activities
			Company	Group	
Beijing Yanjing Brewery Company Limited *	PRC/ Mainland China	RMB674,643,432	–	54.86	Production and sale of beer
燕京啤酒(包頭雪鹿)股份有限公司 (Baotou Yanjing Brewery Company Limited) ("Yanjing Baotou")	PRC/ Mainland China	RMB193,219,374	–	43.08 †	Production and sale of beer
燕京啤酒(桂林漓泉)股份有限公司 (Yanjing Brewery (Guilin Liquan) Company Limited)	PRC/ Mainland China	RMB138,600,000	–	40.61 †	Production and sale of beer
燕京啤酒(赤峰)有限責任公司 (Yanjing Brewery (Chifeng) Company Limited)	PRC/ Mainland China	RMB113,070,200	–	38.81 †	Production and sale of beer
燕京啤酒(贛州)有限責任公司 (Yanjing Brewery (Ganzhou) Company Limited)	PRC/ Mainland China	RMB86,880,000	–	52.61	Production and sale of beer
燕京啤酒(衡陽)有限公司 (Yanjing Brewery (Hengyang) Company Limited)	PRC/ Mainland China	RMB180,660,000	–	51.43	Production and sale of beer
湖南燕京啤酒有限公司 (Hunan Yanjing Brewery Company Limited)	PRC/ Mainland China	RMB95,000,000	–	50.82	Production and sale of beer
江西燕京啤酒有限責任公司 (Jiangxi Yanjing Brewery Company Limited)	PRC/ Mainland China	RMB129,511,385	–	41.66 †	Production and sale of beer

20. Interests in subsidiaries *(continued)*

Company name	Place of incorporation/ registration and operations	Issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by		Principal activities
			Company	Group	
燕京啤酒(萊州)有限公司 (Yanjing Brewery (Laizhou) Company Limited)	PRC/ Mainland China	RMB187,053,800	–	69	Production and sale of beer
燕京啤酒(山東無名)股份有限公司 (Yanjing Brewery (Shandong Wuming) Company Limited)	PRC/ Mainland China	RMB83,499,643	–	30.57 †	Production and sale of beer
燕京啤酒(襄樊)有限公司 (Yanjing Brewery (Xiangfan) Company Limited)	PRC/ Mainland China	RMB170,700,000	–	53.58	Production and sale of beer
福建燕京啤酒有限公司 (Fujian Yanjing Brewery Company Limited)	PRC/ Mainland China	RMB140,000,000	–	52.9	Production and sale of beer
北京燕京飲料有限公司 (Beijing Yanjing Beverage Company Limited)	PRC/ Mainland China	US$20,000,000	–	41.15 †	Production and sale of beverages
燕京啤酒(浙江仙都)有限公司 (Yanjing Brewery (Zhejiang Xiandu) Company Limited)	PRC/ Mainland China	RMB133,350,000	–	41.15 †	Production and sale of beer
燕京啤酒(長沙)有限公司 (Yanjing Brewery (Changsha) Company Limited)	PRC/ Mainland China	RMB50,000,000	–	52.12	Production and sale of beer

20. Interests in subsidiaries *(continued)*

Company name	Place of incorporation/ registration and operations	Issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by		Principal activities
			Company	Group	
長沙華南燕京啤酒銷售有限公司 (Changsha Huanan Yanjing Brewery Sales Co., Ltd.)	PRC/ Mainland China	RMB20,000,000	–	52.12	Production and sale of beer
燕京啤酒(仙桃)有限公司 (Yanjing Brewery (Xiantao) Company Limited) δ	PRC/ Mainland China	RMB100,000,000	–	54.67	Production and sale of beer
廣東燕京啤酒有限公司 (Guangdong Yanjing Brewery Company Limited) δ	PRC/ Mainland China	RMB100,000,000	–	66.15	Production and sale of beer
燕京啤酒(曲阜三孔)有限責任公司 (Yanjing Brewery Qufu Sankong Co., Ltd.) ("Yanjing Sankong") δ	PRC/ Mainland China	RMB230,769,230	–	55.55	Production and sale of beer
Beijing Wangfujing Department Store (Group) Co., Ltd. ("Wangfujing") #	PRC/ Mainland China	RMB392,973,026	–	50.1	Department store operations
成都王府井百貨有限公司 (Chengdu Wang Fu Jing Department Store Co., Ltd.)	PRC/ Mainland China	RMB50,000,000	–	35.07 †	Department store operations and property development
廣州王府井百貨大樓有限責任公司 (Guangzhou Wangfujing Department Store Company Limited)	PRC/ Mainland China	RMB10,000,000	–	50.1	Department store operations

20. Interests in subsidiaries *(continued)*

Company name	Place of incorporation/ registration and operations	Issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by		Principal activities
			Company	Group	
武漢王府井百貨有限責任公司 (Wuhan Wangfujing Department Store Company Limited)	PRC/ Mainland China	RMB10,000,000	–	50.1	Department store operations
包頭王府井百貨有限責任公司 (Baotou Wangfujing Department Store Co., Ltd.)	PRC/ Mainland China	RMB10,000,000	–	50.1	Department store operations
重慶王府井百貨有限責任公司 (Chongqing Wangfujing Department Store Co., Ltd.)	PRC/ Mainland China	RMB10,000,000	–	50.1	Department store operations
石家庄王府井百貨有限責任公司 (Shijiazhuang Wangfujing Department Store Co., Ltd.)	PRC/ Mainland China	RMB10,000,000	–	50.1	Department store operations
北京雙安商場有限責任公司 (Beijing Shuang An Department Store Co., Ltd.) ("Shuang An")δ	PRC/ Mainland China	RMB280,000,000	–	50.1	Department store operations
Beijing Sanyuan Foods Co., Ltd. #	PRC/ Mainland China	RMB635,000,000	–	57.11	Production and sale of dairy products
呼倫貝爾三元乳業有限責任公司(Hu Lun Bei Er San Yuan Dairy Company Limited)	PRC/ Mainland China	RMB67,714,661	–	41.88†	Production and sale of dairy products

20. Interests in subsidiaries *(continued)*

Company name	Place of incorporation/ registration and operations	Issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by		Principal activities
			Company	Group	
Beijing Capital Expressway Development Co., Ltd.	PRC/ Mainland China	US$64,053,700	–	96	Operations of an expressway
Shenzhen Guanshun Road & Bridge Co., Ltd.	PRC/ Mainland China	RMB217,500,000	–	53.08	Operations of a toll road
恒有源科技發展有限公司 (Ever Source Scientific and Technology Development Co., Ltd.)	PRC/ Mainland China	RMB118,685,285	10.41	68.65	Production and sale of geothermal energy systems
北京北控恒有源科技發展有限公司 (Beijing Enterprises Ever Source (Beijing) Company Limited) Ω	PRC/ Mainland China	US$3,000,000	–	69.81	Licence holding
北京永源熱泵有限責任公司 (Beijing Ever Hot Pumps Co., Ltd.) ("Ever Hot Pumps") δ	PRC/ Mainland China	RMB2,483,160	–	35.60 †	Production and sale of machineries for geothermal energy systems
北京恒有源環境系統設備安裝工程有限公司 (Beijing Ever Source Environmental Equipment Installation Co., Ltd.)	PRC/ Mainland China	RMB10,000,000	–	54.92	Installation of geothermal energy systems
Beijing Bei Kong Water Production Co., Ltd. Ω	PRC/ Mainland China	US$1,000,000	100	100	Operations of a water treatment plant
北京宏業房地產開發有限責任公司 (Beijing Hongye Real Estate Development Co. Ltd.)	PRC/ Mainland China	RMB30,000,000	–	50.1	Property investment and development

20. Interests in subsidiaries *(continued)*

Company name	Place of incorporation/ registration and operations	Issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by		Principal activities
			Company	Group	
Beijing Maglev Technology Development Co., Ltd.	PRC/ Mainland China	RMB80,000,000	63.75	90.94	Research and development of magnetic levitation technology and provision of related services
Beijing Development (Hong Kong) Limited π	Hong Kong	HK$493,981,150	–	55.81	Investment holding
Xteam Software International Limited δ Δ π	Cayman Islands/ Hong Kong	HK$37,584,718	–	31.42 †	Investment holding
衡浪平台(中國)軟件技術有限公司 (Xteam Software (China) Co., Limited) δ Δ Ω	PRC/ Mainland China	US$3,000,000	–	31.42 †	Sale of computer software and provision of related services
北控軟件有限公司 (Becom Software Co., Ltd.)	PRC/ Mainland China	RMB50,000,000	–	38.17 †	Provision of management information system services
北京北控電信通信息技術有限公司 (Beijing Enterprises Teletron Information Technology Co., Ltd.) Ω	PRC/ Mainland China	RMB65,000,000	–	40.18 †	Construction of information networks, provision of IT technical support and consultation services

20. Interests in subsidiaries *(continued)*

Company name	Place of incorporation/ registration and operations	Issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by		Principal activities
			Company	Group	
湖南教育信息服務有限公司 (Hunan Education Information Service Co., Ltd.)	PRC/ Mainland China	RMB10,000,000	–	22.88†	Construction of information networks and provision of IT technical support services
北京北控偉仕軟件工程技術有限公司 (Beijing Enterprises VST Software Technology Co., Ltd.) ("VST Software")	PRC/ Mainland China	RMB2,000,000	–	31.42†	Software development
Beijing Enterprises Holdings High-Tech Development Co., Ltd. ("High-Tech")	PRC/ Mainland China	US$30,000,000	97.99	97.99	Investment holding
Beijing Enterprises Holdings Investment Management Co., Ltd.	PRC/ Mainland China	HK$61,100,000	100	100	Provision of management and consultancy services
北京豐收葡萄酒有限公司 (Beijing Feng Shou Winery Co., Ltd.)	PRC/ Mainland China	US$2,700,000	51	51	Production and sale of wine
北京順興葡萄酒有限公司 (Beijing Shun Xing Wine Co., Ltd.)	PRC/ Mainland China	RMB11,880,000	51	51	Production and sale of wine
Beijing Western-Style Food Co., Ltd.	PRC/ Mainland China	RMB15,750,000	–	95	Processing and sale of food products
北京發展物業投資管理有限公司 (Beijing Development Property Investment and Management Co., Ltd.)	PRC/ Mainland China	US$4,000,000	–	47.71†	Property investment

20. Interests in subsidiaries *(continued)*

Company name	Place of incorporation/ registration and operations	Issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by		Principal activities
			Company	Group	
Beijing Enterprises (Properties) Limited	British Virgin Islands/ Hong Kong	US$160	100	100	Property investment
Helken Industries Limited	Hong Kong	HK$2	100	100	Property investment
北京燕京中發生物技術有限公司 (Beijing Yanjing Zhong Fa Biochemical Technology Company Limited)	PRC/ Mainland China	RMB40,000,000	–	43.89 †	Production and sale of biochemical products

† These entities are accounted for as subsidiaries by virtue of the Company's control over the entities.

* Shares of Yanjing Brewery are listed on the Shenzhen Stock Exchange. The shares in Yanjing Brewery held by the Group are legal person shares and cannot be traded on any stock exchange.

Shares of Wangfujing and Sanyuan Foods are listed on the Shanghai Stock Exchange. Approximately 194,594,400 shares (or a 49.52% interest) in Wangfujing and all of the shares of Sanyuan Foods held by the Group are legal person shares and cannot be traded on any stock exchange.

π Shares of Beijing Development and Xteam are listed on the Main Board and The Growth Enterprise Market of the Stock Exchange, respectively.

Ω These entities are registered as wholly-foreign owned enterprises under the PRC Law.

δ Acquired/incorporated during the year.

Δ Not audited by Ernst & Young Hong Kong or other Ernst & Young Global member firms.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

21. Interests in jointly-controlled entities

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Unlisted shares, at cost	**–**	–	**–**	28,286
Share of net assets	**591,829**	1,045,661	**–**	–
Goodwill on acquisition	**–**	17,682	**–**	–
Due from jointly-controlled entities	**19,942**	54,214	**13,406**	13,905
Due to jointly-controlled entities	**(55,093)**	(88,092)	**(14,195)**	(23,691)
	556,678	1,029,465	**(789)**	18,500

(a) The amount of the goodwill capitalised as an asset in the consolidated balance sheet, arising on the acquisition of jointly-controlled entities, is as follows:

Group

	Notes	**Goodwill** HK$'000
Cost:		
At 1 January 2003 and 31 December 2003		27,761
At 1 January 2004:		
As previously reported		27,761
Effect of adopting HKFRS 3	*2(d)*	(10,079)
As restated		17,682
Reclassification to goodwill arising on acquisition of subsidiaries as a result of the related jointly-controlled entities became subsidiaries during the year	*19*	(17,682)
At 31 December 2004		**–**
Accumulated amortisation:		
At 1 January 2003		5,380
Amortisation provided for the year		4,699
At 31 December 2003		10,079
At 1 January 2004:		
As previously reported		10,079
Effect of adopting HKFRS 3	*2(d)*	(10,079)
As restated and at 31 December 2004		–
Net book value:		
At 31 December 2004		**–**
At 31 December 2003		17,682

21. Interests in jointly-controlled entities *(continued)*

(a) (continued)

As detailed in note 3 to the financial statements, in respect of the acquisitions of jointly-controlled entities before 1 January 2001, the Group applied the transitional provisions of HKFRS 3 that permitted goodwill in respect of acquisitions, which occurred prior to the adoption of the HKFRS, to remain eliminated against the consolidated capital reserve.

The amount of goodwill remaining in the consolidated capital reserve, arising on the acquisition of jointly-controlled entities prior to 1 January 2001, is as follows:

Group

	Goodwill eliminated against consolidated capital reserve HK$'000
Cost:	
At 1 January 2003 and 31 December 2003	159,188
Disposal of a jointly-controlled entity – note 2(d)	(40,757)
At 31 December 2004	**118,431**
Accumulated impairment:	
At 1 January 2003, 31 December 2003, 1 January 2004 and 31 December 2004	–
Net amount:	
At 31 December 2004	**118,431**
At 31 December 2003	159,188

As detailed in note 2(d) to the financial statements, on the adoption of HKFRS 3 during the year:

- the Group ceased amortisation of goodwill arising on acquisition of jointly-controlled entities from 1 January 2004;
- accumulated amortisation of goodwill arising on acquisition of jointly-controlled entities of HK$10,079,000 as at 1 January 2004 has been eliminated with a corresponding decrease in the cost of goodwill as at 1 January 2004; and
- from the year ended 31 December 2004 onwards, goodwill is tested annually for impairment, as well as when there are indications of impairment.

21. Interests in jointly-controlled entities *(continued)*

(b) The amounts due from/to jointly-controlled entities are unsecured, interest-free and have no fixed terms of repayment.

(c) The Group's trade and bills receivable balances due from the jointly-controlled entities are disclosed in note 28 to the financial statements.

(d) The following is a condensed summary of financial information of the Group's jointly-controlled entities:

	2004	2003
	HK$'000	HK$'000
		(Restated)
SHARE OF RESULTS ATTRIBUTABLE TO THE GROUP		
Turnover	**961,800**	955,769
Other revenue	**151,648**	3,378
Total revenue	**1,113,448**	959,147
Total expenses	**(1,046,742)**	(941,782)
Profit before tax	**66,706**	17,365
Tax	**(10,253)**	(4,406)
Profit for the year	**56,453**	12,959
SHARE OF ASSETS AND LIABILITIES ATTRIBUTABLE TO THE GROUP		
Fixed assets	**469,528**	935,618
Operating concession *(note)*	**36,034**	37,094
Other non-current assets	**93,338**	268,095
Current assets	**278,602**	474,396
Non-current liabilities	**(116,410)**	(65,721)
Current liabilities	**(176,302)**	(602,674)
Minority interests	**–**	(1,147)
Losses in excess of investment costs not absorbed by the Group	**7,039**	–
Net assets	**591,829**	1,045,661

21. Interests in jointly-controlled entities *(continued)*

(d) *(continued)*

Note: Pursuant to a concession agreement dated 17 June 1998 entered into between Beijing Long Qing Xia Tourism Development Co., Ltd. ("LQX Tourism"), a 75% owned jointly-controlled entity, and 延慶龍慶峽管理處 (Yanqing Longqingxia Management Office) ("LQX Management"), LQX Tourism acquired at a consideration of RMB60 million an operating right from LQX Management to sell entrance tickets and provide tourism services in Longqingxia, a scenic area in Beijing, for a period of 40 years commencing on 19 August 1998. An additional concession fee is payable as determined by reference to the turnover of LQX Tourism for an accounting year based on the following progressive rates:

Turnover	Concession fee rate
The portion exceeding RMB35 million but less than RMB70 million, inclusive	20%
The portion exceeding RMB70 million but less than RMB100 million, inclusive	30%
The portion exceeding RMB100 million	40%

Particulars of the principal jointly-controlled entities, which are all indirectly held by the Company, are as follows:

				Percentage of			
Company name	Business structure	Place of incorporation/ registration and operations	Issued and paid-up capital/ registered capital	Ownership interest attributable to the Group	Voting power	Profit sharing	Principal activities
Beijing McDonald's Food Co., Ltd.	Corporate	PRC/ Mainland China	US$20,800,000	28.56	50	50	Provision of fast food services
Beijing Badaling Tourism Co., Ltd. π	Corporate	PRC/ Mainland China	RMB286,000,000	75	75	75	Operations of tourism businesses and hotel operations
Beijing Long Qing Xia Tourism Development Co., Ltd. π	Corporate	PRC/ Mainland China	RMB120,000,000	75	75	75	Operations of tourism businesses
北京王府井百貨商業物業管理有限公司 (Beijing Wang Fu Jing Retail Management Company Limited)	Corporate	PRC/ Mainland China	US$59,600,000	25.05	50	50	Provision of retail management services

21. Interests in jointly-controlled entities *(continued)*

Company name	Business structure	Place of incorporation/ registration and operations	Issued and paid-up capital/ registered capital	Percentage of Ownership interest attributable to the Group	Voting power	Profit sharing	Principal activities
中關村國際商城發展有限公司 (Zhong Guan Cun Universal Mall Development Company Limited)	Corporate	PRC/ Mainland China	RMB145,000,000	10.02	20	20	Property development
北京秦昌玻璃有限公司 (Beijing Qin Chang Glass Company Limited) †	Corporate	PRC/ Mainland China	RMB100,000,000	29.40	28.6	30	Production and sale of flat glass
上海三元昂立營養食品有限公司	Corporate	PRC/ Mainland China	RMB20,000,000	27.98	50	49	Production and sale of beverages
北京教育信息網服務中心有限公司 (Beijing Education Information Network Service Centre Co., Ltd.)	Corporate	PRC/ Mainland China	RMB12,000,000	20.09	50	36	Provision of information network service
北京市政交通一卡通有限公司 (Beijing Municipal Administration & Communications Card Co., Ltd.)	Corporate	PRC/ Mainland China	RMB50,000,000	24	44.4	43	Operations of contactless multipurpose electronics payment cards
北京王府井洋華堂商業有限公司 (Beijing Wangfujing Yanghuatang Commercial Company Limited) δ	Corporate	PRC/ Mainland China	US$12,000,000	20.04	42.86	40	Operations of a chain network of supermarkets

† The interest in this jointly-controlled entity, which was previously directly held by the Company, was transferred to another subsidiary during the year.

π These entities are accounted for as jointly-controlled entities as the Group's interests in these entities are held through a jointly-controlled entity of the Group.

δ Incorporated during the year.

The above table lists the jointly-controlled entities of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other jointly-controlled entities would, in the opinion of the directors, result in particulars of excessive length.

22. Interests in associates

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Unlisted shares, at cost	**–**	–	**141,742**	141,742
Share of net assets	**550,310**	419,544	**–**	–
Due from associates	**41,033**	32,338	**3,505**	4,002
	591,343	451,882	**145,247**	145,744
Provision for impairment	**–**	(7,065)	**–**	–
Provision against an amount due from an associate	**(474)**	–	**–**	–
	590,869	444,817	**145,247**	145,744

(a) As detailed in note 3 to the financial statements, in respect of the acquisitions of associates before 1 January 2001, the Group applied the transitional provisions of HKFRS 3 that permitted goodwill in respect of acquisitions, which occurred prior to the adoption of HKFRS, to remain eliminated against the consolidated capital reserve.

The amount of goodwill remaining in the consolidated capital reserve, arising on the acquisition of associates prior to 1 January 2001, is as follows:

Group

	Goodwill eliminated against consolidated capital reserve HK$'000
Cost:	
At 1 January 2003 and 31 December 2003	224,569
Partial disposal of an associate – note 2(d)	(74,167)
At 31 December 2004	150,402
Accumulated impairment:	
At 1 January 2003, 31 December 2003, 1 January 2004 and 31 December 2004	–
Net amount:	
At 31 December 2004	**150,402**
At 31 December 2003	224,569

22. Interests in associates *(continued)*

(b) The amounts due from associates are unsecured, interest-free and have no fixed terms of repayment.

(c) The following is a condensed summary of financial information of the Group's associates:

	2004	2003
	HK$'000	HK$'000
SHARE OF RESULTS ATTRIBUTABLE TO THE GROUP		
Turnover	**446,024**	822,406
Other revenue	**5,046**	27,475
Total revenue	**451,070**	849,881
Total expenses	**(391,888)**	(807,900)
Profit before tax	**59,182**	41,981
Tax	**(8,007)**	(8,625)
Profit for the year	**51,175**	33,356
SHARE OF ASSETS AND LIABILITIES ATTRIBUTABLE TO THE GROUP		
Fixed assets	**454,060**	225,923
Other non-current assets	**88,943**	162,541
Current assets	**248,089**	647,518
Non-current liabilities	**(21,169)**	(8,313)
Current liabilities	**(201,384)**	(606,026)
Minority interests	**(20,575)**	(2,099)
Losses in excess of investment costs not absorbed by the Group	**2,346**	–
Net assets	**550,310**	419,544

22. Interests in associates *(continued)*

Particulars of the principal associates are as follows:

Company name	Business structure	Place of incorporation/ registration and operations	Issued and paid-up capital/ registered capital	Percentage of: Ownership interest attributable to the Group	Voting power	Profit sharing	Principal activities
Beijing Peking University WBL Biotech Co., Ltd. †	Corporate	PRC/ Mainland China	RMB80,000,000	26.55	22.2	26.55	Production and sale of healthcare products
中生北控生物科技股份有限公司 (Biosino Biotechnology and Science Inc.)	Corporate	PRC/ Mainland China	RMB70,017,528	34.29	33.3	35	Production and sale of magnet diagnostic and pharmaceutical products
北京機電院高技術股份有限公司 (BMEI Co., Ltd.)*	Corporate	PRC/ Mainland China	RMB135,872,209	38.27	36.4	38.27	Production and sale of mechanical and electrical equipment
Fujian Yanjing Huiquan Brewery Co., Ltd. ("Yanjing Huiquan") π δ	Corporate	PRC/ Mainland China	RMB250,000,000	20.93	38.15	38.15	Production and sale of beer

† This associate is directly held by the Company.

* 23.44% and 14.83% equity interest of this associate are directly held by the Company and indirectly held by a wholly owned subsidiary, respectively.

π Shares of Yanjing Huiquan are listed on the Shanghai Stock Exchange. The shares in Yanjing Huiquan held by the Group are legal person shares and cannot be traded on any stock exchange. The directors do not consider it appropriate to disclose a value of the Group's investment in Yanjing Huiquan based on the published price quotation of Yanjing Huiquan's listed shares as such information would be misleading.

δ Acquired during the year.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

23. Pledged bank balances

	Group	
	2004	2003
	HK$'000	HK$'000
Pledged bank balances – *note 32*	**53,911**	64,687
Less: Portion classified as current assets	**(45,168)**	(56,875)
Long term portion	**8,743**	7,812

(a) Short term pledged bank balances of HK$23,785,000 (2003: HK$9,785,000) were pledged to banks to secure certain short term bank loans granted to the Group (note 36(d)(iii)).

(b) A long term pledged bank balance of HK$8,743,000 (2003: HK$7,812,000) and short term pledged bank balances of HK$21,383,000 (2003: HK$33,444,000) were pledged to banks as security for mortgage loans granted to certain purchasers of the Group's properties held for sale.

(c) In the prior year, as at 31 December 2003, short term pledged bank balances of HK$13,646,000 were pledged as guarantees for tenders and contracts.

24. Available-for-sale financial assets/Long term investments

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Available-for-sale financial assets:				
Listed equity investments				
in Hong Kong, at fair value	**250**	–	**250**	–
Unlisted equity investments, at cost	**306,238**	–	**80,212**	–
Long term investments:				
Listed equity investments				
in Hong Kong, at cost	**–**	79,600	**–**	47,600
Unlisted equity investments, at cost	**–**	315,439	**–**	74,384
	306,488	395,039	**80,462**	121,984
Provision for impairment	**(21,432)**	(105,482)	**–**	(17,600)
	285,056	289,557	**80,462**	104,384

24. Available-for-sale financial assets/Long term investments *(continued)*

(i) Included in the unlisted equity investments of available-for-sale financial assets as at 31 December 2004 above is an amount of HK$90,763,000 which represents the Group's remaining 20% equity interest in Beijing Siemens, a then associate of the Group owned as to 40% by the Group before the Group disposed of its 20% equity interest in Beijing Siemens during the year as detailed in note 5 to the financial statements. The carrying amount of the remaining 20% equity interest in Beijing Siemens held by the Group, which amounted to HK$90,763,000 at the time of the disposal, is accounted for as available-for-sale financial assets as the Group no longer has any significant influence over Beijing Siemens and involves in any of its operating and financial decisions.

(ii) Certain unlisted equity investments of the Group and the Company are not stated at fair value but at cost less any accumulated impairment losses, because they do not have a quoted market price in an active market, the range of reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed.

25. Properties held for sale

The carrying amount of the Group's properties held for sale that are carried at net realisable value was HK$53,195,000 (2003: HK$67,623,000) as at the balance sheet date.

Certain of the Group's properties held for sale with an aggregate carrying amount at the balance sheet date of HK$1,250,000 (2003: HK$117,453,000) were pledged to secure certain bank and other loans granted to the Group (note 36(d)(ii)).

26. Inventories

	Group	
	2004	2003
	HK$'000	HK$'000
Raw materials	**963,351**	753,103
Work in progress	**84,508**	68,109
Finished goods	**112,585**	131,182
Trading stocks	**79,525**	53,817
	1,239,969	1,006,211

At 31 December 2004, none of the inventories was carried at fair value less costs to sell (2003: Nil).

27. Amounts due from/to customers for contract work

	Group	
	2004	2003
	HK$'000	HK$'000
Amounts due from customers for contract work	**16,915**	6,750
Amounts due to customers for contract work	**(51,770)**	(25,816)
	(34,855)	(19,066)
Contract costs incurred plus recognised profits less recognised losses to date	**53,567**	32,523
Less: Progress billings received and receivable	**(88,422)**	(51,589)
	(34,855)	(19,066)

28. Trade and bills receivables

The various group companies have different credit policies, depending on the requirements of their markets and the businesses which they operate. Certain customers are allowed to settle the construction contract sum by three annual instalments. Aged analyses of trade and bills receivables are prepared and closely monitored in order to minimise any credit risk associated with receivables.

An aged analysis of the trade and bills receivables as at the balance sheet date is as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**755,437**	702,834	**3,742**	1,132
One to two years	**79,490**	66,606	**–**	–
Two to three years	**15,651**	20,332	**–**	–
Over three years	**8,766**	3,722	**–**	–
	859,344	793,494	**3,742**	1,132
Less: Portion classified as current assets	**(790,034)**	(744,128)	**(3,742)**	(1,132)
Long term portion	**69,310**	49,366	**–**	–

In the prior year, included in the Group's trade and bills receivables as at 31 December 2003 were amounts of HK$4,999,000 and HK$3,721,000 due from jointly-controlled entities and related companies, respectively, arising from transactions carried out in the ordinary course of business of the Group. The balances with jointly-controlled entities and related companies were unsecured, interest-free and were repayable within credit periods similar to those offered by the Group to its major customers.

29. Other receivables

	Note	Group 2004 HK$'000	Group 2003 HK$'000	Company 2004 HK$'000	Company 2003 HK$'000
Prepayments		**24,243**	48,379	**4,541**	7,523
Deposits and other debtors		**867,382**	684,868	**154,438**	8,196
Due from related companies	*30*	**102,623**	93,242	**21,670**	3,451
Due from holding companies	*30*	**7,992**	6,842	**1,883**	–
		1,002,240	833,331	**182,532**	19,170
Less: Portion classified as current assets		**(825,359)**	(688,090)	**(178,477)**	(15,239)
Long term portion		**176,881**	145,241	**4,055**	3,931

(a) The long term portion of other receivables as at 31 December 2004 mainly included the following:

(i) an investment deposit of HK$61,715,000 paid for the acquisition of an additional 14.2244% equity interest in Yanjing Huiquan (previously known as "Huiquan Brewage Group Inc. Fujian China") by Yanjing Brewery from other five shareholders of Yanjing Huiquan. The acquisition of Yanjing Huiquan was approved by relevant PRC government authorities and completed in March 2005.

(ii) investment deposits of HK$95,112,000 in aggregate paid by the Group for certain new investments in Mainland China.

The long term portion of other receivables as at 31 December 2003 included an investment deposit of RMB150,000,000 paid to a third party for the acquisition of a 38.148% interest in Yanjing Huiquan by Yanjing Brewery. The acquisition was approved by the relevant PRC government authorities and completed in March 2004, when Yanjing Huiquan became an associate of the Group.

(b) Included in the Group's deposits and other debtors as at the balance sheet date is an aggregate amount of HK$139,759,000 (2003: HK$143,403,000) paid in advance to related companies arising from purchases of raw materials carried out in the ordinary course of business of the Group. The balances with the related companies are unsecured and interest-free.

30. Due from/to related companies and holding companies

The amounts due from/to related companies represent amounts due from/to certain joint venture partners of the Group. The balances are unsecured, interest-free and have no fixed terms of repayment.

The amounts due from/to holding companies are unsecured, interest-free and have no fixed terms of repayment.

Balances with related companies of the Group included in trade and bills receivables, deposits and other debtors, and trade and bills payables are disclosed in notes 28, 29 and 40 to the financial statements, respectively.

31. Financial assets at fair value through profit or loss/Short term investments

	Group		**Company**	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Listed equity investments:				
Hong Kong	**21,937**	20,137	**9,366**	13,680
Elsewhere	**–**	26	**–**	–
	21,937	20,163	**9,366**	13,680
Unlisted equity investments in				
Mainland China	**290**	1,363	**–**	–
Unlisted fund	**27,975**	27,239	**27,725**	27,239
	50,202	48,765	**37,091**	40,919

32. Cash and cash equivalents

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Cash and bank balances	**2,990,437**	2,059,019	**83,168**	11,506
Cash equivalents	**41,136**	–	**41,136**	–
Time deposits	**1,163,802**	1,713,960	**365,155**	578,224
	4,195,375	3,772,979	**489,459**	589,730
Less: Pledged bank balances – *note 23*	**(53,911)**	(64,687)	**–**	–
Cash and cash equivalents	**4,141,464**	3,708,292	**489,459**	589,730

At the balance sheet date, the cash and bank balances and time deposits of the Group denominated in RMB amounted to HK$2,729,703,000 (2003: HK$2,421,742,000). The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

33. Share capital

	Company	
	2004	2003
	HK$'000	HK$'000
Authorised:		
2,000,000,000 ordinary shares of HK$0.10 each	**200,000**	200,000
Issued and fully paid:		
622,500,000 ordinary shares of HK$0.10 each	**62,250**	62,250

Share options

Details of the Company's share option scheme and the share options issued under the scheme are included in note 34 to the financial statements. No share options were granted or exercised during the year.

34. Share option scheme

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The directors of the Company may, at their discretion, invite employees, including executive directors, of the Company and any of its subsidiaries, to take up options to subscribe for ordinary shares of the Company at HK$1 per grant of options. The Scheme became effective on 16 May 1997 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the Scheme (the "Maximum Number") is an amount equivalent, upon their exercise, to 10% of the total number of ordinary shares of the Company in issue at any time. No option may be granted to any one person which if exercised in full would result in the total number of ordinary shares of the Company issued and issuable to him/her under all the options previously granted to him/her and the said option exceeding 25% of the Maximum Number. At 31 December 2004, the number of ordinary shares issuable under share options granted under the Scheme was 6,050,000, which represented approximately 0.97% of the Company's shares in issue as at that date.

An option may not be transferred, is personal to the grantee and may be exercised or treated as exercised, as the case may be, in whole or in part.

The period during which an option may be exercised will be determined by the directors at their discretion, save that no option may be exercised later than 10 years after the grant date. No option may be granted more than 10 years after the date of approval of the Scheme.

The exercise price of the share options is determinable by the directors, but may not be less than the higher of (i) the nominal value of an ordinary share; and (ii) 80% of the average closing price of the Company's ordinary shares on the Stock Exchange on the five trading days immediately preceding the date of grant of the option.

34. Share option scheme *(continued)*

The following share options were outstanding under the Scheme as at 31 December 2004:

		Number of share options			
Name or category of participant	*Notes*	**At 1 January 2004**	**Granted during the year**	**Lapsed during the year**	**At 31 December 2004**
Directors					
Mr. Li Fu Cheng	*(a)*	200,000	–	–	200,000
	(b)	1,800,000	–	–	1,800,000
		2,000,000	–	–	2,000,000
Mr. Zheng Wan He	*(a)*	200,000	–	–	200,000
	(b)	1,800,000	–	–	1,800,000
		2,000,000	–	–	2,000,000
Mr. Wei En Hong *(note (c))*	*(a)*	200,000	–	(200,000)	–
	(b)	1,800,000	–	(1,800,000)	–
		2,000,000	–	(2,000,000)	–
Mr. Li Zhong Gen *(note (c))*	*(a)*	200,000	–	(200,000)	–
	(b)	1,800,000	–	(1,800,000)	–
		2,000,000	–	(2,000,000)	–
Other employees					
In aggregate *(note (d))*	*(a)*	320,000	–	(110,000)	210,000
	(b)	2,830,000	–	(990,000)	1,840,000
		3,150,000	–	(1,100,000)	2,050,000
		11,150,000	–	(5,100,000)	6,050,000

Notes:

(a) These options were granted on 3 March 1998, at an exercise price per share of HK$17.03. The cash consideration paid by each director and employee for the options granted was HK$1 per grant of options. The options may be exercised at any time in the following 10 years commencing on 1 September 1998. No such options were exercised during the year.

34. Share option scheme *(continued)*

(b) These options were granted on 23 June 1998 at an exercise price per share of HK$17.03. The consideration paid by each director and employee for the options granted was HK$1 per grant of options. The options may be exercised in 9 equal portions. The first portion is exercisable at any time commencing on 1 January 1999, and one additional portion becomes exercisable on 1 January in each of the following years. All of the options (to the extent not exercised) will become exercisable on 1 January 2007, and if not otherwise exercised, will lapse on 1 January 2009. No portion of these share options was exercised during the year.

(c) Owing to the resignation of Messrs. Wei En Hong and Li Zhong Gen on 28 April 2004 and 29 December 2004, respectively, the share options granted to them lapsed on their respective date of resignation.

(d) Owing to the resignation of certain employees during the year, a total of 1,100,000 share options granted to them lapsed during the year.

35. Reserves

(a) Group

(i) The amounts of the Group's reserves and the movements therein for the current and prior year are presented in the consolidated statement of changes in equity on pages 33 to 34 of the financial statements.

(ii) PRC reserve funds are reserves set aside in accordance with the PRC Companies Law or the Law of the PRC on Joint Ventures Using Chinese and Foreign Investment as applicable to the Group's PRC subsidiaries, jointly-controlled entities and associates. None of the Group's PRC reserve funds as of 31 December 2004 was distributable in the form of cash dividends.

(iii) Certain amounts of goodwill arising on the acquisition of subsidiaries, jointly-controlled entities and associates in prior years remain eliminated against the consolidated capital reserve as further explained in notes 19, 21 and 22 to the financial statements.

35. Reserves *(continued)*

(b) Company

	Share premium account HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2003	4,839,497	445,319	5,284,816
Profit for the year	–	50,109	50,109
Interim 2003 dividend	–	(62,250)	(62,250)
Proposed final 2003 dividend	–	(112,050)	(112,050)
At 31 December 2003 and 1 January 2004	4,839,497	321,128	5,160,625
Profit for the year	–	383,143	383,143
Interim 2004 dividend	–	(62,250)	(62,250)
Proposed final 2004 dividend	–	(124,500)	(124,500)
At 31 December 2004	**4,839,497**	**517,521**	**5,357,018**

36. Bank and other borrowings

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Bank loans:				
Secured	**651,869**	247,859	**–**	–
Unsecured	**2,712,495**	2,986,289	**1,400,850**	1,400,850
	3,364,364	3,234,148	**1,400,850**	1,400,850
Other loans, unsecured	**440,407**	456,507	**–**	–
Total bank and other loans	**3,804,771**	3,690,655	**1,400,850**	1,400,850
Bank loans repayable:				
Within one year	**1,936,928**	1,638,900	**–**	–
In the second year	**1,403,136**	167,285	**1,400,850**	–
In the third to fifth years, inclusive	**6,339**	1,407,785	**–**	1,400,850
Beyond five years	**17,961**	20,178	**–**	–
	3,364,364	3,234,148	**1,400,850**	1,400,850
Other loans repayable:				
Within one year	**162,709**	146,826	**–**	–
In the second year	**41,164**	34,008	**–**	–
In the third to fifth years, inclusive	**92,404**	100,185	**–**	–
Beyond five years	**144,130**	175,488	**–**	–
	440,407	456,507	**–**	–
Total bank and other loans	**3,804,771**	3,690,655	**1,400,850**	1,400,850
Less: Portion classified as current liabilities	**(2,099,637)**	(1,785,726)	**–**	–
Long term portion	**1,705,134**	1,904,929	**1,400,850**	1,400,850

36. Bank and other borrowings *(continued)*

(a) The bank loans of the Group and the Company include a five-year US$180 million syndicated loan facility obtained by the Company in 2001. The syndicated loan bears interest at LIBOR+0.6% and is fully repayable on 12 June 2006.

The loan agreement includes certain conditions imposing specific performance obligations on the Company's holding companies, among which are the following events which would constitute an event of default on the loan facility:

(i) If the beneficial interest in more than 50% of the entire issued capital of the Company ceases to be owned by persons or entities controlled by the Beijing Municipal People's Government of China (the "Beijing Government"); or

(ii) If any of the Company's holding companies stops or suspends payments to its creditors generally, or is unable to or admits its inability to pay off its debts as and when they fall due, or is declared or becomes bankrupt or insolvent.

Within the best knowledge of the directors, none of the above events took place during the year and as at the date of approval of these financial statements.

(b) The other loans include interest-free loans of HK$215,749,000 (2003: HK$219,132,000) and HK$nil (2003: HK$3,341,000) from related companies and a third party, respectively. The remaining other loans of HK$224,658,000 (2003: HK$234,034,000) bear interest at rates ranging from 5% to 9% (2003: 5% to 8%) per annum.

(c) HK$185,884,000 (2003: HK$396,668,000) of the Group's unsecured bank loans at the balance sheet date were guaranteed by the joint venture partners of certain of the Group's PRC subsidiaries or their associates and a jointly-controlled entity.

(d) Certain of the Group's bank loans are secured by the following:

(i) Mortgages over the Group's leasehold buildings, plant and machinery and investment properties with an aggregate carrying amount at the balance sheet date of HK$526,173,000 (2003: HK$196,318,000) (notes 15(c) and 16(c));

(ii) Mortgages over certain of the Group's properties held for sale with an aggregate carrying amount at the balance sheet date of HK$1,250,000 (2003: HK$117,453,000) (note 25); and

(iii) Mortgages over certain of the Group's bank balances at the balance sheet date of HK$23,785,000 (2003: HK$9,785,000) in aggregate (note 23(a)).

37. Convertible bonds

On 16 October 2002, Yanjing Brewery, a subsidiary held indirectly as to 54.86% by the Company, issued at face value five year 1.2% convertible bonds (the "Convertible Bonds") in an aggregate principal amount of RMB700,000,000 with a face value of RMB100 each.

The Convertible Bonds are convertible, at the option of the bondholders, into fully-paid ordinary shares of Yanjing Brewery at a conversion price of RMB10.59 per share, subject to adjustments in certain events. The conversion period for the Convertible Bonds is from 16 October 2003 to 16 October 2007 (the "Conversion Period"), both dates inclusive. Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds are redeemable at face value at the end of the Conversion Period, together with any accrued interest.

Yanjing Brewery has the right to redeem the Convertible Bonds, in whole or in part, during the Conversion Period, at a redemption price of RMB102 each, subject to adjustments in certain events, when the closing price of the ordinary shares of Yanjing Brewery is higher than the then conversion price of the Convertible Bonds by more than 30% for 20 consecutive days. On the other hand, the bondholders have the right to have Yanjing Brewery redeem the Convertible Bonds at redemption price, subject to adjustments in certain events, when the closing price of ordinary shares of Yanjing Brewery is lower than the then conversion price of the Convertible Bonds by more than 30% for 20 consecutive days.

The Convertible Bonds are guaranteed by the Company, which was approved by the shareholders of the Company in an extraordinary general meeting held on 11 April 2002. 北京燕京啤酒集團公司 (Beijing Yanjing Beer Group Company) ("Yanjing Beer Group"), which has beneficial interests in Yanjing Brewery, has undertaken to counter-indemnify the Company in respect of any contingencies arising from the portion of the guarantee exceeding the Company's effective proportional equity interest of 54.86% in Yanjing Brewery.

38. Other long term liabilities

	Group	
	2004	2003
	HK$'000	HK$'000
Pension and related liabilities	**–**	9,421
Deferred income *(note)*	**–**	11,143
Others	**8,466**	17,689
	8,466	38,253

Note: Various government grants were received by the Group for the construction of specific projects or for setting up research activities in Mainland China and included in deferred income in the balance sheet. Upon completion of construction of the specific projects or research activities and with approvals from relevant government authorities, the relevant government grants would be released and recognised as other revenue in the profit and loss account over the estimated useful lives of the fixed assets or the deferred development costs to which they related. There were no unfulfilled conditions or contingencies relating to these grants.

39. Deferred tax

Net deferred tax assets/(liabilities) recognised in the consolidated balance sheet:

	2004	2003
	HK$'000	HK$'000
Deferred tax assets	**62,747**	44,965
Deferred tax liabilities	**(163,735)**	(163,570)
	(100,988)	(118,605)

39. Deferred tax *(continued)*

Group – 2004

The components of deferred tax assets and liabilities and the movements during the year are as follows:

	Revaluation of properties HK$'000	Fair value adjustments arising from acquisition of subsidiaries HK$'000	Accelerated tax depreciation HK$'000	Impairment and general provisions HK$'000	Total HK$'000
At 1 January 2004	(2,168)	(149,114)	(1,857)	34,534	(118,605)
Arising on acquisition of a subsidiary – *note 45(a)*	–	–	4,138	–	4,138
Deferred tax credited to profit and loss account during the year – *note 10*	–	–	243	12,485	12,728
Attributable to discontinued operations – *note 11(b)*	(1,134)	14,158	829	(13,102)	751
Net deferred tax assets/(liabilities) at 31 December 2004	**(3,302)**	**(134,956)**	**3,353**	**33,917**	**(100,988)**

39. Deferred tax *(continued)*

Group – 2003

	Revaluation of properties HK$'000	Fair value adjustments arising from acquisition of subsidiaries HK$'000	Accelerated tax depreciation HK$'000	Impairment and general provisions HK$'000	Total HK$'000
At 1 January 2003	(2,168)	(155,228)	3,990	31,892	(121,514)
Deferred tax credited/ (charged) to profit and loss account during the year – *note 10*	–	6,114	(5,847)	2,642	2,909
Net deferred tax assets/(liabilities) at 31 December 2003	(2,168)	(149,114)	(1,857)	34,534	(118,605)

At 31 December 2004, deferred tax assets of HK$280,777,000 (2003: HK$230,332,000) have not been recognised in respect of unused tax losses as they have arisen in the Company and certain subsidiaries that have been loss-making for some time.

At 31 December 2004, there was no significant unrecognised deferred tax liability (2003: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, associates or joint ventures as the Group has no liability to additional tax should such amounts be remitted.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

40. Trade and bills payables

An aged analysis of the Group's trade and bills payables as at the balance sheet date, based on invoice date, is as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Within one year	**724,357**	625,678
One to two years	**18,703**	17,200
Two to three years	**8,141**	16,142
Over three years	**14,581**	12,085
	765,782	671,105

Included in the Group's trade and bills payables are amounts of HK$153,347,000 (2003: HK$84,999,000) due to related companies arising from transactions carried out in the ordinary course of business of the Group. The balances are unsecured, interest-free and are repayable within credit periods similar to those offered by the related companies to their major customers.

41. Other Payables And Accruals

		Group		Company	
	Note	**2004**	2003	**2004**	2003
		HK$'000	HK$'000	**HK$'000**	HK$'000
Accruals		**212,275**	138,121	**47,244**	39,473
Other liabilities		**1,104,018**	1,138,378	**5,170**	47,915
Due to related companies	*30*	**214,573**	85,601	**8,523**	9,481
Due to holding companies	*30*	**13,415**	74,174	**12,969**	74,174
		1,544,281	1,436,274	**73,906**	171,043

42. Taxes payable

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Income/profits tax	**195,635**	151,171	**–**	–
Consumption tax	**64,262**	55,403	**–**	–
Value-added tax	**85,605**	80,795	**–**	–
Business tax	**9,761**	19,992	**–**	–
Others	**13,106**	21,640	**9,124**	8,083
	368,369	329,001	**9,124**	8,083

43. Financial risk management objectives and policies

The Group's principal financial instruments comprise bank loans, convertible bonds, cash and short-term deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial instruments such as trade and bills receivables and trade and bills payables, which arise directly from its operations.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk, foreign currency risk and credit risk. The Group does not have any written risk management policies and guidelines. However, the board of directors meets periodically to analyse and formulate measures to manage the Group's exposure to these risks. Generally, the Group introduces conservative strategies on its risk management. As the Group's exposure to these risks is kept to a minimum, the Group has not used any derivatives and other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes. The directors review and agree policies for managing each of these risks and they are summarised as follows:

(i) Fair value and cash flow interest rate risks

Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate because of changes in market interest rates. Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group is exposed to both fair value and cash flow interest rate risks. The Group's exposure to market risk for changes in interest rates relates primarily to the Group's long term debt obligations.

Bank loans, convertible bonds, cash and short term deposits are stated at cost and not revalued on a periodic basis. Floating rates interest income and expenses are charged to the profit and loss account as incurred.

43. Financial risk management objectives and policies *(continued)*

(ii) Foreign currency risk

Foreign currency risk is the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates. As a result of significant investment operations in Mainland China, the PRC, the Group's balance sheet can be affected significantly by movements in the RMB/HK$ exchange rates.

The Group's revenue is predominately in RMB and certain portion of the bank loans is denominated in US$. As both US$ and HK$ are pegged to RMB, the Group does not expect any significant movements in the RMB/HK$ exchange rates.

The Group has minimal transactional currency exposure which arises from sales or purchases by an operating unit in currencies other than the unit's measurement currency.

(iii) Commodity price risk

The Group's exposure to commodity price risk is minimal.

(iv) Credit risk

The Group is predominately engaged in cash income businesses like toll road, water treatment, brewery sales and retail. Accordingly, the Group has very high debtor turnover rate and low credit risk.

There are no significant concentrations of credit risk within the Group.

(v) Liquidity risk

The Group's objective is to maintain a balance between the continuity of funding and the flexibility through the use of bank overdrafts, bank loans and convertible bonds. In addition, banking facilities have been put in place for contingency purposes.

44. Financial instruments

Fair values

The following table sets out a comparison by category of carrying amounts and fair values of the Group's financial instruments that are carried in the financial statements at other than fair values.

	Carrying amount		**Fair value**	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Financial assets:				
Non-current trade and bills receivables	**69,310**	49,366	**68,815**	49,013
Non-current other receivables	**176,881**	145,241	**175,517**	141,310
Non-current pledged bank balances	**8,743**	7,812	**8,548**	7,638
Financial liabilities:				
Non-current bank and other borrowings:				
Floating rate borrowings *(note (iii))*	**1,407,636**	1,408,523	**1,407,636**	1,408,523
Fixed rate borrowings *(note (iv))*	**178,868**	316,831	**177,496**	315,027
Interest-free borrowings *(note (v))*	**181,369**	179,575	**110,832**	110,503
Convertible bonds	**587,424**	659,444	**663,730**	654,564
Other long term liabilities (excluding deferred income)	**8,466**	27,110	**8,039**	25,743

(i) The carrying amounts of financial assets and liabilities which are due to receive or settle within one year are reasonable approximation of their respective fair value, accordingly, no disclosure of the fair values of these financial instruments is made. In addition, as disclosed in note 24(ii) to the financial statements, certain available-for-sale financial assets of the Group are not stated at fair value but at cost less any accumulated impairment losses because fair values of which cannot be reasonably assessed and therefore no disclosure of the fair values of these financial instruments is made.

(ii) The fair values of these financial instruments have been calculated by discounting the expected future cash flows at prevailing interest rates.

(iii) The balance mainly includes the syndicated loan of US$180 million borrowed by the Company which is due for repayment in 2006 (note 36(a)).

(iv) The balance as at 31 December 2004 comprised bank and other borrowings of HK$116,129,000 and HK$62,739,000 attributable to continuing operations and discontinued operations, respectively.

(v) The balance as at 31 December 2004 represented an interest-free loan of HK$181,369,000 obtained by the Group from a joint venture partner of a subsidiary and is repayable within 20 years.

44. Financial Instruments *(continued)*

Interest rate risk

The following tables set out the carrying amount, by maturity, of the Group's financial instruments as at 31 December 2004 and 2003 that are exposed to interest rate risk:

At 31 December 2004

	Within 1 year	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Total	Effective interest rate
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	%
Floating rate:								
Pledged bank balances *(note (i))*	**45,324**	**8,743**	**-**	**-**	**-**	**-**	**54,067**	**0.72**
Cash and cash equivalents *(note (ii))*	**3,112,259**	**-**	**-**	**-**	**-**	**-**	**3,112,259**	**0.69**
Bank and other borrowings	**(58,750)**	**(1,401,758)**	**(936)**	**(964)**	**(994)**	**(2,984)**	**(1,466,386)**	**3.03**
Fixed rate:								
Cash and cash equivalents *(note (ii))*	**1,163,802**	**-**	**-**	**-**	**-**	**-**	**1,163,802**	**1.39**
Bank and other borrowings *(note (iii))*	**(2,206,049)**	**(33,972)**	**(93,718)**	**(32,511)**	**(1,464)**	**(17,203)**	**(2,384,917)**	**4.96**
Convertible bonds	**-**	**-**	**(587,424)**	**-**	**-**	**-**	**(587,424)**	**1.20**

Notes:

(i) The balance comprised pledged bank balances of HK$53,911,000 and HK$156,000 attributable to continuing operations and discontinued operations, respectively.

(ii) The balance comprised cash and cash equivalents of HK$4,141,464,000 and HK$134,597,000 attributable to continuing operations and discontinued operations, respectively.

(iii) The balance comprised bank and other borrowings of HK$3,589,022,000 and HK$262,281,000 attributable to continuing operations and discontinued operations, respectively.

44. Financial Instruments *(continued)*

Interest rate risk (continued)

At 31 December 2003

	Within 1 year HK$'000	More than 1 year but less than 2 years HK$'000	More than 2 years but less than 3 years HK$'000	More than 3 years but less than 4 years HK$'000	More than 4 years but less than 5 years HK$'000	More than 5 years HK$'000	Total HK$'000	Effective interest rate %
Floating rate:								
Pledged bank balances	56,875	7,812	–	–	–	–	64,687	0.72
Cash and cash equivalents	1,994,332	–	–	–	–	–	1,994,332	0.71
Bank and other borrowings	(57,097)	(887)	(1,401,758)	(936)	(964)	(3,978)	(1,465,620)	1.75
Fixed rate:								
Cash and cash equivalents	1,713,960	–	–	–	–	–	1,713,960	0.9
Bank and other borrowings	(1,685,731)	(198,572)	(33,842)	(32,458)	(32,484)	(19,475)	(2,002,562)	5.16
Convertible bonds	–	–	–	(659,444)	–	–	(659,444)	1.20

45. Notes to the consolidated cash flow statement

(a) *Acquisition of subsidiaries*

The fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiaries acquired during the year as at their respective date of acquisition, which have no significant differences from their respective carrying amounts, is as follows:

	Shuang An HK$'000 *(note (i))*	**Yanjing Sankong** HK$'000 *(note (ii))*	**Others** HK$'000 *(note (iii))*	**2004 Total HK$'000**	2003 Total HK$'000
Net assets acquired:					
Fixed assets	142,057	203,788	8,785	**354,630**	39,115
Lease premium for land	55,050	19,318	–	**74,368**	–
Licence	–	–	–	**–**	8,108
Available-for-sale financial assets/ Long term investments	–	282	–	**282**	22,610
Deferred tax assets	4,138	–	–	**4,138**	–
Inventories	32,447	72,376	5,551	**110,374**	114,756
Trade and bills receivables	2,648	10,502	3,078	**16,228**	75,074
Other receivables	6,831	6,051	13,021	**25,903**	52,759
Cash and bank balances	306,142	23,972	7,813	**337,927**	81,631
Trade and bills payables	(74,068)	(26,414)	(6,127)	**(106,609)**	(27,755)
Accruals and other liabilities	(153,455)	(66,862)	(23,631)	**(243,948)**	(85,658)
Due to related companies	–	–	–	**–**	(14,544)
Taxes payable	–	(3,679)	–	**(3,679)**	(861)
Bank and other borrowings	–	(71,879)	–	**(71,879)**	(179,934)
Minority interests	–	(61,640)	(7,749)	**(69,389)**	(19,572)
Net assets	321,790	105,815	741	**428,346**	65,729
Goodwill arising on acquisition – *note 19*	20,992	–	6,060	**27,052**	141,154
Goodwill reclassified from interests in jointly-controlled entities	6,838	13,566	–	**20,404**	–
Excess of the Group's interest in the net fair value of the investees' identifiable assets, liabilities and contingent liabilities over cost recognised as income	–	(5,738)	–	**(5,738)**	–
	349,620	113,643	6,801	**470,064**	206,883
Satisfied by:					
Cash	180,876	13,000	2,739	**196,615**	161,987
Costs associated with the acquisition	–	–	4,062	**4,062**	–
Reclassification to interests in subsidiaries from interests in jointly-controlled entities	168,744	100,643	–	**269,387**	–
Reclassification to interests in subsidiaries from long term investments	–	–	–	**–**	33,446
Issue of shares by a subsidiary	–	–	–	**–**	11,450
	349,620	113,643	6,801	**470,064**	206,883
Profit for the year since acquisition	5,000*	6,627*	16,249	**27,876**	66,017

* *The amounts disclosed above only included the profit for the year attributable to the additional interest acquired by the Group during the year.*

45. Notes to the consolidated cash flow statement *(continued)*

(a) Acquisition of subsidiaries (continued)

An analysis of the net inflow/(outflow) of cash and cash equivalents in respect of the acquisition of subsidiaries is as follows:

	Shuang An HK$'000 *(note (i))*	**Yanjing Sankong** HK$'000 *(note (ii))*	**Others** HK$'000 *(note (iii))*	**2004 Total HK$'000**	2003 Total HK$'000
Cash and bank balances acquired	306,142	23,972	7,813	**337,927**	81,631
Cash consideration	(180,876)	(13,000)	(6,801)	**(200,677)**	(161,987)
Add: Outstanding payable at year end	86,670	–	–	**86,670**	4,811
Net inflow/(outflow) of cash and cash equivalents in respect of the acquisition of subsidiaries	211,936	10,972	1,012	**223,920**	(75,545)

(i) On 6 December 2004, Wangfujing, a non-wholly owned subsidiary of the Company, acquired the remaining 50% equity interest in Shuang An, a then jointly-controlled entity of the Group owned as to 50% by Wangfujing before the acquisition, at a cash consideration of RMB192 million (approximately HK$181 million). Shuang An is principally engaged in the operations of a department store in Beijing. Upon completion of the acquisition, the 100% equity interest in Shuang An is owned as to 80% by Wangfujing and 20% by a wholly owned subsidiary of Wangfujing, and Shuang An became a subsidiary of the Group.

The goodwill of HK$20,992,000 arising on the acquisition is attributable to certain intangible assets that cannot be individually separated and reliably measured from the acquiree due to their nature. Such assets included customer loyalty and control over Shuang An.

(ii) On 9 April 2004, 北京燕京啤酒有限公司 (Beijing Yanjing Beer Co., Ltd) ("Yanjing Ltd"), a non-wholly owned subsidiary of the Company, acquired an additional 11.19% equity interest in Yanjing Sankong, a then jointly-controlled entity of the Group before the acquisition, at a consideration of RMB13.8 million (approximately HK$13.0 million) from the third party joint venture partner of Yanjing Sankong. Yanjing Sankong is principally engaged in the production and sale of beer in the Shangdong Province, the PRC. Upon completion of the acquisition, a 63.19% equity interest in Yanjing Sankong is owned as to 38.19% by Yanjing Ltd and 25% by a wholly owned subsidiary of the Company, and Yanjing Sankong became a subsidiary of the Group.

The excess of the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of Yanjing Sankong over the cost of acquisition of HK$5,738,000 mainly relates to expectation of future losses and expenses of Yanjing Sankong.

45. Notes to the consolidated cash flow statement *(continued)*

(a) Acquisition of subsidiaries (continued)

(iii) Others

Others mainly included the acquisition of Xteam, a company whose shares are listed on The Growth Enterprise Market of the Stock Exchange, by Beijing Development, a 55.81% subsidiary of the Company, during the year. On 16 August 2004, Prime Technology Group Limited ("PTG") and E-tron Limited ("E-tron"), wholly owned subsidiaries of Beijing Development, transferred the entire issued share capital of Wisdom Elite Holdings Limited ("Wisdom Elite", the holding company of VST Software, which is engaged in the development of software) and 51% of the issued share capital of Astoria Innovations Limited, respectively, to Xteam and 1,897,546,070 and 217,967,375 ordinary shares of Xteam were issued to PTG and E-tron, respectively, as consideration for the transactions. Upon completion of the transactions, Beijing Development holds an approximately 56.3% interest in Xteam and Xteam became a subsidiary of the Group.

If all of the above acquisitions had taken place on 1 January 2004, the profit for the year of the Group and the profit for the year from continuing operations of the Group would have been HK$684,554,000 and HK$805,400,000, respectively, and the revenue (comprising turnover, interest income, other revenue and gains, net) for the year of the Group and revenue for the year from continuing operations of the Group would have been HK$11,049,367,000 and HK$10,133,639,000, respectively.

45. Notes to the consolidated cash flow statement *(continued)*

(b) *Disposal of subsidiaries*

	2004	2003
	HK$'000	HK$'000
Net assets disposed of:		
Fixed assets	**88,335**	–
Lease premium for land	**5,059**	–
Available-for-sale financial assets	**3,860**	–
Inventories	**96,760**	–
Trade and bills receivables	**2,503**	–
Other receivables	**33,249**	–
Cash and bank balances	**46,154**	–
Trade and bills payables	**(55,981)**	–
Accruals and other liabilities	**(92,768)**	–
Taxes payable	**(12,796)**	–
Bank and other borrowings	**(32,973)**	–
Minority interests	**(43,148)**	–
Net assets	**38,254**	–
Loss on disposal of subsidiaries – *note 6*	**(6,433)**	–
	31,821	–
Satisfied by:		
Cash	**31,821**	–

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of subsidiaries is as follows:

	2004	2003
	HK$'000	HK$'000
Cash and bank balances disposed of	**(46,154)**	–
Cash consideration received	**31,821**	–
Net outflow of cash and cash equivalents in respect of the disposal of subsidiaries	**(14,333)**	–

45. Notes to the consolidated cash flow statement *(continued)*

(c) Major non-cash transactions

During the year ended 31 December 2004, 764,484 units of the Convertible Bonds issued by Yanjing Brewery with an aggregate principal amount of approximately RMB76,448,000 (approximately HK$72,020,000) were exercised by certain bondholders in exchange for ordinary shares of Yanjing Brewery at a conversion price of RMB10.59 per share. Apart from the foregoing and that disclosed in note (a)(iii) above, there are no major non-cash transactions of investing and financing activities for the year ended 31 December 2004

During the year ended 31 December 2003, 12,722,400 ordinary shares of Beijing Development were issued as a part of the consideration for the acquisition of a 60% equity interest in Wisdom Elite.

(d) Restricted cash and cash equivalent balances

Short term pledged bank balances of the Group of HK$23,785,000 (2003: HK$9,785,000) were pledged to banks to secure certain bank loans granted to the Group, as stated in notes 23 and 36 to the financial statements.

A long term pledged bank balance of HK$8,743,000 (2003: HK$7,812,000) and short term pledged bank balances of HK$21,383,000 (2003: HK$33,444,000) were pledged to banks as security for mortgage loans granted to certain purchasers of the Group's properties held for sale, as stated in note 23 to the financial statements.

In the prior year, as at 31 December 2003, short term pledged bank balances of HK$13,646,000 were pledged as guarantees for tenders and contracts, as further explained in note 23 to the financial statements.

46. Contingent liabilities

	Group		**Company**	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Guarantees given in respect of mortgage loans granted by banks to the Group's purchasers of properties held for sale	**30,032**	56,901	**–**	–
Guarantees given for banking facilities granted to a jointly-controlled entity	**–**	14,131	**–**	–
Guarantee given for the Convertible Bonds issued by Yanjing Brewery – *note 37*	**–**	–	**587,424**	659,444
	30,032	71,032	**587,424**	659,444

47. Operating lease arrangements

(a) As lessor

The Group leases its investment properties (as included in note 16 to the financial statements) under operating lease arrangements, with leases negotiated for original terms ranging from 1 to 24 years. The terms of the leases generally require the tenants to pay security deposits.

At 31 December 2004, the Group had total future minimum lease receivables under non-cancellable operating leases with its tenants falling due as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**13,628**	33,075	**–**	–
In the second to fifth years, inclusive	**74,050**	95,907	**–**	–
After five years	**34,703**	63,417	**–**	–
	122,381	192,399	**–**	–

(b) As lessee

The Group leases certain of its office properties, department store premises, restaurant premises and staff quarters under operating lease arrangements, with leases negotiated with original terms ranging from 1 to 50 years.

At 31 December 2004, the Group and the Company had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**210,652**	118,778	**619**	2,476
In the second to fifth years, inclusive	**999,102**	405,704	**–**	619
After five years	**1,795,164**	1,339,419	**–**	–
	3,004,918	1,863,901	**619**	3,095

48. Capital commitments

The Group had the following capital commitments at the balance sheet date:

	Group	
	2004	2003
	HK$'000	HK$'000
Land and buildings:		
Authorised, but not contracted for	**–**	2,485
Contracted, but not provided for	**118,321**	119,897
	118,321	122,382
Plant and machinery:		
Authorised, but not contracted for	**–**	37,174
Contracted, but not provided for	**109,915**	107,824
	109,915	144,998
Acquisition of subsidiaries and capital contribution to a jointly-controlled entity:		
Authorised, but not contracted for	**–**	210,244
Contracted, but not provided for	**265,842**	254,039
	265,842	464,283
Total capital commitments	**494,078**	731,663

The Company had no material capital commitments as at 31 December 2004 (2003: Nil).

49. Related party transactions

Save as the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material transactions with related parties during the year:

Transactions with related parties

Name of company	Nature of transaction	*Notes*	**2004 HK$'000**	2003 HK$'000
The ultimate holding company				
BHL and its associates	Rental income	*(a)*	**2,675**	2,675
	Rental and related expenses	*(a)*	**3,012**	3,514
Joint venture partners of subsidiaries and their associates				
Yanjing Beer Group and its associates	Purchase of bottle labels	*(b)*	**65,701**	57,561
	Purchase of bottle caps	*(b)*	**46,574**	40,806
	Import of raw materials	*(c)*	**293,351**	39,457
	Sale of beer	*(d)*	**10,504**	20,465
	Canning service fees paid	*(e)*	**18,498**	18,024
	Comprehensive support service fees paid	*(f)*	**14,644**	14,644
	Land rent expenses	*(g)*	**1,742**	1,643
	Trademark licensing fees paid	*(h)*	**20,197**	16,030
	Less: Refund for advertising subsidies	*(h)*	**(3,566)**	(3,206)
	Interest expenses on advances made	*(i)*	**-**	1,018
	Establishment of a subsidiary	*(j)*	**-**	58,570
包頭市國有資產監督管理委員會 (Baotou State-Owned Asset Supervision Management Commission)	Acquisition of a 27.56% equity interest in Yanjing Baotou	*(k)*	**37,992**	–
承德實達農業發展有限公司 ("Chengde Argiculture")	Sale of a 67% equity interest in 燕京啤酒承德四海有限責任公司 (Yanjing Chengde Sihai Co., Ltd.) ("Yanjing Chengde")	*(l)*	**9,782**	–

49. Related party transactions *(continued)*

Name of company	Nature of transaction	*Notes*	**2004 HK$'000**	2003 HK$'000
Joint venture partners of subsidiaries and their associates *(continued)*				
San Yuan Group and its associates	Purchase of raw milk	*(m)*	**138,237**	171,405
	Land use fee paid	*(n)*	**3,024**	2,770
	Acquisition of a piece of land	*(o)*	**-**	12,247
	Acquisition of equity interest in 北京八達嶺乳業有限公司 ("Badaling Dairy")	*(p)*	**-**	6,335
	Sale of a hotel	*(q)*	**4,720**	–
北京嘉銘房地產開發有限責任公司 (Beijing Jia Ming Property Development Company Limited)	Purchase of properties held for sale	*(r)*	**-**	25,066
北京嘉銘投資有限公司 (Beijing Jia Ming Investment Company Limited)	Sale of a 35% equity interest in 北京三元嘉銘房地產開發有限公司 (Beijing San Yuan Jia Ming Property Development Company Limited) ("Sanyuan Jia Ming")	*(s)*	**16,104**	–
北京京試高科技發展中心 (Beijing Jing Shi High-Tech Development Centre)	Acquisition of a 17.985% equity interest in High-Tech	*(t)*	**-**	42,120
China Major Holdings Limited	Acquisition of a 51% equity interest in Ever Hot Pumps	*(u)*	**1,209**	–
Jointly-controlled entities				
Beijing McDonald's	Sale of dairy products	*(d)*	**71,111**	19,394
Sanyuan Challenge	Purchase of dairy products	*(m)*	**-**	4,830

49. Related party transactions *(continued)*

Name of company	Nature of transaction	*Notes*	**2004 HK$'000**	2003 HK$'000
Key management personnel of subsidiaries				
Mr. Xu Seng Heng	Acquisition of a licence	*(v)*	**12,000**	–

In the opinion of the directors, the above transactions were entered into by the Group in the normal course of business.

Notes:

(a) The rentals were determined by reference to the prevailing open market rentals at the time when the lease agreements were entered into.

(b) The purchase prices for bottle labels and bottle caps were determined by reference to the agreed prices for the preceding year and an annual adjustment determined by reference to the price index in Beijing in the preceding year.

(c) The import of certain raw materials for the Group's brewery operations were procured by Yanjing Beer Group from overseas suppliers on behalf of Yanjing Brewery and its subsidiaries as the Group's brewery operations do not have the licence to import commodities from overseas suppliers. The purchase prices for the raw materials were charged at rates equal to the costs incurred by Yanjing Beer Group.

(d) The selling prices of the beer and dairy products were determined by reference to the then prevailing market rates.

(e) Canning service fees were charged at a rate equal to the costs of the canning services incurred by Yanjing Beer Group plus a mutually agreed profit margin.

(f) Comprehensive support service fees paid included the following:

- fees for security and canteen services which were determined based on the annual cost of labour, depreciation and maintenance for the preceding year and an annual adjustment by reference to the price index in Beijing; and

- rental expenses, related to the premises occupied and used by Yanjing Brewery as its office, canteen and staff dormitories, were determined by reference to the prevailing market rentals at the time when the relevant agreements were entered into.

(g) Land rent expenses were charged at a mutually agreed amount of RMB1,849,000 (2003: RMB1,744,000) per annum.

(h) Trademark licensing fees paid were for the use of the "Yanjing" trademark and were determined based on 1% of the annual sales of beer and mineral water products made by Yanjing Brewery and RMB0.008 per bottle of beer sold by the subsidiaries of Yanjing Brewery. Yanjing Beer Group would refund 20% of the trademark licensing fees received from Yanjing Brewery to be used by Yanjing Brewery to develop and promote the "Yanjing" trademark.

49. Related party transactions *(continued)*

(i) Interest expenses paid to Yanjing Beer Group arose from advances made to Yanjing Brewery, which bore interest at the prevailing market rates at the time the advances were made.

(j) The capital contribution made by the Group to the subsidiary is in accordance with the joint venture agreement entered into between Yanjing Brewery and a wholly owned subsidiary of Yanjing Beer Group.

(k) The equity interest in Yanjing Baotou was acquired at a mutually agreed amount of RMB40,328,000.

(l) The equity interest in Yanjing Chengde was sold at a price of RMB10,384,000 which was mutually agreed with Chengde Agriculture.

(m) The purchase prices for raw milk and dairy products were determined by reference to the then prevailing market rates.

(n) The land use fee was charged at a mutually agreed amount of RMB3,210,000 (2003: RMB2,940,000) for the year ended 31 December 2004.

(o) The consideration paid was based on a mutually agreed amount of RMB13,000,000.

(p) The consideration paid was determined on the basis of the fair values of Badaling Dairy with reference to the appraisal reports prepared by an independent PRC valuer.

(q) The hotel located in Wuxian, Jiangxu Province, the PRC, was sold at a price of RMB5,010,000 by reference to the revaluation report prepared by an independent PRC valuer.

(r) The consideration paid for the purchase was determined by reference to the value of the properties of RMB26,608,000 as at 30 September 2003 as assessed by an independent PRC qualified valuer.

(s) The equity interest in Sanyuan Jia Ming, a then subsidiary of the Group, was sold at a mutually agreed amount of RMB17,094,175.

(t) The equity interest in High-Tech was acquired at a mutually agreed amount of HK$42,120,000.

(u) The equity interest in Ever Hot Pumps was acquired at a mutually agreed amount of US$153,000.

(v) The consideration paid was based on a mutually agreed amount of HK$12,000,000.

49. Related party transactions *(continued)*

In addition to the above material transactions entered into during the year, Yanjing Beer Group has undertaken to indemnify the Group for an amount of HK$19,500,000 (2003: HK$21,949,000) which is equivalent to the net impact to the Group's net profit as a result of the corporate income tax of Yanjing Brewery being in excess of 15% for the year ended 31 December 2004. The indemnification, which would be executed if the relevant tax payment is required to be made by Yanjing Brewery, was recognised by the Group in the current year to match with the corporate income tax charge of Yanjing Brewery accrued by the Group.

Compensation of key management personnel of the Group

	2004	2003
	HK$'000	HK$'000
Short term employee benefits	**9,771**	9,440
Post-employment benefits	**354**	257
Termination benefits	**–**	–
Share-based payments	**–**	–
Total compensation paid to key management personnel	**10,125**	9,697

50. Events after the balance sheet date

Subsequent to the balance sheet date, the following significant events occurred:

(i) On 10 January 2005, as part of the restructuring plan of the Beijing Government and its plan to centralise the management of stated-owned assets, Beijing Enterprises Group Company Limited was established by the Beijing Government in the PRC and the interest in BHL, the ultimate holding company of the Company, held by the Beijing Government will be assigned to Beijing Enterprises Group Company Limited.

(ii) On 25 March 2005, Yanjing Brewery, a subsidiary of the Company, acquired a further 14.2244% interest in Yanjing Huiquan, which is engaged in the production and sale of beer in the PRC and the shares of which are listed on the Shanghai Stock Exchange, for a cash consideration of RMB131,575,700. Upon completion of the acquisition, Yanjing Brewery has a 52.3724% equity interest in Yanjing Huiquan and Yanjing Huiquan became a subsidiary of the Group.

Certain financial information disclosures as required by HKFRS 3 have not been made as the acquisition was close to the date of approval of these financial statements and the audit of the financial information of Yanjing Huiquan as at the acquisition date cannot be completed.

51. Comparative amounts

As further explained in note 2 to the financial statements, due to the adoption of HKFRSs during the current year, the accounting treatment and the presentation of certain items and balances in the financial statements have been revised to comply with the new requirements. Accordingly, certain prior year adjustments have been made and certain comparative amounts have been restated. In addition, certain comparative amounts have been reclassified to conform to the current year's presentation.

52. Approval of the financial statements

The financial statements were approved and authorised for issue by the board of directors on 12 April 2005.

Five Year Financial Summary

A summary of the results and of the assets, liabilities and total equity of the Group for the last five financial years, as extracted from the published audited financial statements and restated and reclassified as appropriate, is set out below. The amounts for each year in the five year financial summary have been adjusted for the effects of the retrospective changes in accounting policy affecting income tax, as detailed in note 2 to the financial statements.

Results

	Year ended 31 December				
	2000	2001	2002	2003	**2004**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
	(Restated)	(Restated)	(Restated)	(Restated)	
TURNOVER					
Continued operations	4,550,247	5,280,052	5,963,550	6,966,336	**8,779,956**
Discontinued operations	662,635	947,230	1,048,148	1,003,811	**885,684**
	5,212,882	6,227,282	7,011,698	7,970,147	**9,665,640**
OPERATING PROFIT	526,581	683,058	666,655	775,442	**786,601**
Share of profits and losses of:					
Jointly-controlled entities	5,716	2,083	2,835	12,959	**56,453**
Associates	155,800	168,335	38,053	33,356	**51,175**
Amortisation of goodwill arising on acquisition of jointly-controlled entities	–	(681)	(4,699)	(4,699)	**–**
PROFIT/(LOSS) BEFORE TAX	688,097	852,795	702,844	817,058	**894,229**
Tax	(109,747)	(129,508)	(211,405)	(189,361)	**(229,469)**
PROFIT/(LOSS) FOR THE YEAR					
Continuing operations	534,289	639,349	389,082	635,482	**785,606**
Discontinued operations	44,061	83,938	102,357	(7,785)	**(120,846)**
	578,350	723,287	491,439	627,697	**664,760**
ATTRIBUTABLE TO:					
Equity holders of the parent:					
Continuing operations	476,723	508,262	329,313	449,204	**571,892**
Discontinued operations	41,576	62,329	74,198	841	**(68,704)**
	518,299	570,591	403,511	450,045	**503,188**
Minority interests	60,051	152,696	87,928	177,652	**161,572**
	578,350	723,287	491,439	627,697	**664,760**

Assets, liabilities and total equity

	31 December				
	2000	2001	2002	2003	**2004**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
	(Restated)	(Restated)	(Restated)	(Restated)	
TOTAL ASSETS	15,165,989	16,516,634	17,366,191	18,105,664	**19,389,590**
TOTAL LIABILITIES	(5,856,309)	(6,316,132)	(7,005,904)	(7,014,118)	**(7,788,393)**
NET ASSETS	9,309,680	10,200,502	10,360,287	11,091,546	**11,601,197**
REPRESENTED BY:					
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	6,526,430	7,026,105	7,260,314	7,546,138	**7,881,098**
MINORITY INTERESTS	2,783,250	3,174,397	3,099,973	3,545,408	**3,720,099**
TOTAL EQUITY	9,309,680	10,200,502	10,360,287	11,091,546	**11,601,197**

Details of the Group's major investment and hotel properties, properties under development and properties held for sale are as follows:

Hotel and investment properties

Location	Percentage of interest in property attributable to the Group	Use	Lease terms
Level 6, Levels 8 to 12 and Levels 17 to 19 Scriven Tower Phase II 24 Jian Guo Men Wai Avenue Dongcheng District Beijing The PRC	100	Commercial	Medium term lease 28/12/2043
Flat A, 23/F, Tower 2 The Floridian No. 18 Sai Wan Terrace Quarry Bay Hong Kong The PRC	100	Residential	Medium term lease 18/12/2033
Phases I, II and III of Badaling Hot Spring Resort δ 35 Guishui North Street Yanqing County Beijing The PRC	75	Hotel operations	Medium term lease 29/9/2036 to 30/12/2038
Beijing Sanyuan Guangan Guesthouse 4 East Lane, Guangwai Xinju Xuanwu District Beijing The PRC	57.11	Hotel operations	Medium term lease 27/6/2018

Hotel and investment properties *(continued)*

Location	Percentage of interest in property attributable to the Group	Use	Lease terms
Part of the second floor and the whole of the third floor A No. 1 Jian Guo Men Wai Avenue Chaoyang District Beijing The PRC	47.71	Office building	Medium term lease 15/12/2043
Part of the Beijing Enterprises Hi-Tech Tower Block No.2 of 10 Bai Fu Chuan Road Changping District Beijing The PRC	98.09	Commercial	Medium term lease 26/11/2052
Flat F, 7/F, Kin On Mansion Taikoo Shing Hong Kong The PRC	100	Residential	Long term lease 18/4/2899
Flat F, 9/F, Kin On Mansion Taikoo Shing Hong Kong The PRC	100	Residential	Long term lease 18/4/2899
Unit 1010-1012 10/F West Tower Shun Tak Centre 168-200 Connaught Road Central Hong Kong The PRC	100	Commercial	Long term lease 31/12/2130

δ This hotel property is held by a jointly-controlled entity of the Group.

Particulars of Major Properties

Properties under development

Location	Expected use	Site area sq. metre	Gross floor area sq. metre	Percentage of completion	Expected date of completion	Percentage of interest attributable to the Group
Block 7 Wan Bo Yuan Small District 72 You An Men Nei Avenue Xuanwu District Beijing The PRC	Residential	3,008	32,670	70	2006	50

Properties held for sale

Location	Use	Gross floor area sq. metre	Percentage of interest in property attributable to the Group
Wan Bo Yuan Small District 72 You An Men Nei Avenue Xuanwu District Beijing The PRC	Residential	148,000	50
Chaofeng Villas South of Shisanling Reservoir Changping County Beijing The PRC	Residential	19,100	50
Lorry car park nos. 13, 16-24, 29 and container space no. 30 on the ground floor Hong Kong Worsted Mills Industrial Building, 31-39 Wo Tong Tsui Street, Kwai Chung, New Territories, Hong Kong, The PRC	Industrial	270	55.81

發展中物業

位置	預定用途	地盤面積 平方米	樓面面積 平方米	落成百分比	建築預計竣工日期	本集團應佔權益之百分比
中國 北京市宣武區 右安門內大街72號 萬博苑小區 第7座	住宅	3,008	32,670	70	二零零六年	50

持作出售物業

位置	用途	建築樓面面積 平方米	本集團應佔物業權益之百分比
中國 北京市宣武區 右安門內大街72號 萬博苑小區	住宅	148,000	50
中國 北京市昌平縣 十三陵水庫南 朝鳳山莊	住宅	19,100	50
中國 香港新界 葵涌禾塘咀街31－39號 香港毛紡工業大廈 地下貨車車位第13、 16-24號、29號 及貨櫃車車位第30號	工業	270	55.81

酒店及投資物業（續）

位置	本集團應佔之物業權益百分比	用途	租約年期
中國 北京市朝陽區 建國門外大街1號A 二樓部份及三樓全層	47.71	辦公室大廈	中期租約 二零四三年 十二月十五日
中國 北京昌平區 白浮泉路10號 昌平科技園第二座 北控高科技大廈	98.09	商業	中期租約 二零五二年 十一月二十六日
中國 香港 太古城 建安閣7樓F室	100	住宅	長期租約 二八九九年 四月十八日
中國 香港 太古城 建安閣9樓F室	100	住宅	長期租約 二八九九年 四月十八日
中國 香港 干諾道中168-200號 順德中心 西翼10樓 1010-1012室	100	商業	長期租約 二一三零年 十二月三十一日

δ　本集團的共同控制公司持有此項酒店物業。

以下為本集團之主要投資及酒店物業、發展中物業及持作出售物業之詳情：

酒店及投資物業

位置	本集團應佔之物業權益百分比	用途	租約年期
中國 北京市東城區 建國門外大街24號 京泰大廈二期 6樓、8至12樓 及17至19樓	100	商業	中期租約 二零四三年 十二月二十八日
中國 香港鰂魚涌 西灣臺18號 逸意居 第二座23樓A室	100	住宅	中期租約 二零三三年 十二月十八日
中國 北京市延慶縣 媯水北街35號 八達嶺溫泉度假村酒店 第一、二及三期δ	75	酒店業務	中期租約 二零三六年 九月二十九日 至二零三八年 十二月三十日
中國 北京市宣武區 廣外新居東里4號 北京三元廣安賓館	57.11	酒店業務	中期租約 二零一八年 六月二十七日

資產、負債及少數股東權益

	十二月三十一日				
	二零零零年 千港元 (重列)	二零零一年 千港元 (重列)	二零零二年 千港元 (重列)	二零零三年 千港元 (重列)	**二零零四年 千港元**
資產總值	15,165,989	16,516,634	17,366,191	18,105,664	**19,389,590**
負債總值	(5,856,309)	(6,316,132)	(7,005,904)	(7,014,118)	**(7,788,393)**
資產淨值	9,309,680	10,200,502	10,360,287	11,091,546	**11,601,197**
代表:					
母公司股東權益應佔股本	6,526,430	7,026,105	7,260,314	7,546,138	**7,881,098**
少數股東權益	2,783,250	3,174,397	3,099,973	3,545,408	**3,720,099**
總權益	9,309,680	10,200,502	10,360,287	11,091,546	**11,601,197**

以下是本集團截至最近五個財政年度之已刊發業績、資產、負債及總權益之摘要，節錄自本公司已刊發之經審核財務報表，並作適當重列如下。五年財務概要內各年之金額已就財務報表附註2所述影響所得稅之會計政策產生之追溯變動作出調整。

業績

	截至十二月三十一日止年度				
	二零零零年 千港元 (重列)	二零零一年 千港元 (重列)	二零零二年 千港元 (重列)	二零零三年 千港元 (重列)	**二零零四年 千港元**
營業額					
持續經營業務	4,550,247	5,280,052	5,963,550	6,966,336	**8,779,956**
已終止經營之業務	662,635	947,230	1,048,148	1,003,811	**885,684**
	5,212,882	6,227,282	7,011,698	7,970,147	**9,665,640**
經營溢利	526,581	683,058	666,655	775,442	**786,601**
應佔下列公司之盈虧：					
共同控制公司	5,716	2,083	2,835	12,959	**56,453**
聯營公司	155,800	168,335	38,053	33,356	**51,175**
收購共同控制公司產生的商譽之攤銷	–	(681)	(4,699)	(4,699)	**–**
除稅前溢利／虧損	688,097	852,795	702,844	817,058	**894,229**
稅項	(109,747)	(129,508)	(211,405)	(189,361)	**(229,469)**
年內溢利／虧損					
持續經營業務	534,289	639,349	389,082	635,482	**785,606**
已終止經營之業務	44,061	83,938	102,357	(7,785)	**(120,846)**
	578,350	723,287	491,439	627,697	**664,760**
應佔權益：					
母公司股東：					
持續經營業務	476,723	508,262	329,313	449,204	**571,892**
已終止經營之業務	41,576	62,329	74,198	841	**(68,704)**
	518,299	570,591	403,511	450,045	**503,188**
少數股東權益	60,051	152,696	87,928	177,652	**161,572**
	578,350	723,287	491,439	627,697	**664,760**

51. 比較數字

誠如財務報表附註2 所述，由於早期採納HKFRS，財務報表若干項目及結餘之會計處理以及呈報方式已經加以修訂，以便符合新規定。因此，已就往年作出若干調整，且若干比較數字已重列。此外，若干比較數字已重新分類，以便符合本年度之呈報方式。

52. 批准財務報表

財務報表經董事會於二零零五年四月十二日批准並准予刊行。

49. 關連人士交易（續）

除上述於年內進行的重大交易外，燕京啤酒集團承諾向本集團提供19,500,000港元（二零零三年：21,949,000港元）之彌償保證，該保證相等於燕京啤酒截至二零零四年十二月三十一日止年度因企業所得稅超出15%而對本集團純利的影響。該彌償保證將於燕京啤酒支付有關稅款時被執行，而本集團已於本年度確認該筆保證收入以配合本集團已計提有關燕京啤酒的企業所得稅款。

本集團主要管理人員之補償

	二零零四年 **千港元**	二零零三年 千港元
短期僱員福利	**9,771**	9,440
僱用後之福利	**354**	257
離職福利	**–**	–
股權付款	**–**	–
支付主要管理人員之總補償	**10,125**	9,697

50. 結算日後事項

於結算日後發生下列重要事項：

(i) 二零零五年一月十日，北京政府成立北京控股集團有限公司（「北控集團」），並將其所持有之京泰實業（集團）有限公司（本公司最終控股公司）股權轉移至北控集團，作為北京市人民政府重組計劃及中央管理國有資產計劃之一部份。

(ii) 於二零零五年三月二十五日，本公司之附屬公司燕京啤酒以現金代價人民幣131,575,700元進一步收購燕京惠泉（主要從事中國啤酒生產及銷售，其股份於上海證券交易所上市）14.2244%權益。完成收購後，燕京啤酒擁有燕京惠泉52.3724%股權，燕京惠泉成為本集團之附屬公司。

鑑於收購接近批准財務報表之日結束，而燕京惠泉之財務資料未能於收購日完成審核，若干財務資料並無根據HKFRS 3要求披露。

49. 關連人士交易*(續)*

(i) 向燕京啤酒集團支付之利息收入乃燕京啤酒所獲墊款之利息，該等墊款按借出時之市場利率計算利息。

(j) 本集團向附屬公司之注資額乃根據燕京啤酒與燕京啤酒集團之全資附屬公司所訂立之合資協議作出。

(k) 於燕京包頭之股本權益乃根據互相協議之金額人民幣40,328,000元收購。

(l) 於燕京承德之股本權益乃根據與承德農業互相協議之價格人民幣10,384,000元出售。

(m) 未經加工牛奶及奶製品之購買價乃參照市場價格釐定。

(n) 截至二零零四年十二月三十一日止年度之土地使用費按相互協定的數額人民幣3,210,000元(二零零三年：人民幣2,940,000元)收取。

(o) 所支付代價乃根據相互協定之金額人民幣13,000,000元收取。

(p) 所支付代價乃參考中國獨立估值師對八達嶺乳業所編製評值報告之公平值而釐定。

(q) 位於中國蘇州省吳縣之酒店乃經參考中國獨立估值師編製之重新估值報告，以人民幣5,010,000元之價格出售。

(r) 購買所支付代價乃參考中國獨立合資格估值師對物業於二零零三年九月三十日之價值評估人民幣26,608,000元釐定。

(s) 於本公司當時附屬公司三元嘉銘之股本權益乃根據互相協議之價格人民幣17,094,175元出售。

(t) 於北控高科技之股本權益乃根據互相協議之金額42,120,000港元收購。

(u) 於永源熱泵之股本權益乃根據互相協議之金額153,000美元收購。

(v) 所支付代價乃根據相互協定之金額12,000,000港元。

49. 關連人士交易（續）

公司名稱	交易性質	附註	二零零四年 千港元	二零零三年 千港元
附屬公司主要管理人員				
徐生恒先生	購買一項特許證權	(v)	**12,000**	–

董事會認為，上述交易乃本集團於日常業務中進行。

附註：

(a) 有關租金乃參照租賃協議訂立時之公開市場租值釐定。

(b) 瓶身標籤及瓶蓋之購買價乃參照上年度協定之價格釐定，並每年參照上一年度北京之價格指數作出調整。

(c) 本集團生產啤酒之若干原材料進口乃由燕京啤酒集團代表燕京啤酒及其附屬公司向海外供應商採購，此乃由於本集團於啤酒生產方面並無可自行從海外進口商進口商品之執照。原材料之購買價按燕京啤酒集團採購成本的相同價格收取。

(d) 啤酒及奶製品之售價乃參照市場價格釐定。

(e) 罐裝服務費用乃按相等於燕京啤酒集團所承擔罐裝服務成本加雙方協定之利潤率之價格收取。

(f) 所付綜合支援服務費用包括下列各項：

- 保安及飯堂服務費，此乃根據上一年度之勞工、折舊及保養年費釐定，並每年參照北京之價格指數作出調整；及

- 有關燕京啤酒所用作為辦公室、飯堂及員工宿舍之物業之租金費用，乃參照有關協議訂立時之市場租值釐定。

(g) 租地費用乃按相互協定的數額每年人民幣1,849,000元（二零零三年人民幣：1,744,000元）收取。

(h) 商標特許權費用乃就使用「燕京」商標而支付，並按燕京啤酒之啤酒及礦泉水全年銷售額之1%及按燕京啤酒之附屬公司啤酒銷售量以每樽人民幣0.008元釐定。燕京啤酒集團將退還向燕京啤酒所收取商標特許權費用之20%，供燕京啤酒用以發展及推廣「燕京」商標。

49. 關連人士交易(續)

公司名稱	交易性質	附註	二零零四年 千港元	二零零三年 千港元
附屬公司之合資夥伴及其聯營公司(續)				
三元集團及其聯營公司	購入未加工牛奶	(m)	**138,237**	171,405
	已付土地使用費	(n)	**3,024**	2,770
	收購一幅土地	(o)	**-**	12,247
	收購北京八達嶺乳業有限公司(「八達嶺乳業」)之股本權益	(p)	**-**	6,335
	出售一間酒店	(q)	**4,720**	-
北京嘉銘房地產開發有限責任公司	購入持作出售之物業	(r)	**-**	25,066
北京嘉銘投資有限公司	出售三元嘉銘房地產開發有限公司35%股本權益(「三元嘉銘」)	(s)	**16,104**	-
北京京試高科技發展中心	收購北控高科技17.985%股本權益	(t)	**-**	42,120
中慶集團有限公司	收購永源熱泵51%股本權益	(u)	**1,209**	-
共同控制公司				
北京麥當勞	銷售奶製品	(d)	**71,111**	19,394
三元凱萊	購買奶製品	(m)	**-**	4,830

49. 關連人士交易

除此財務報表內披露之交易及結餘外，本集團於年內曾與關連人士進行下列重大交易：

與關連人士進行之交易

公司名稱	交易性質	附註	二零零四年 千港元	二零零三年 千港元
最終控股公司				
京泰實業及其聯營公司	租金收入	*(a)*	**2,675**	2,675
	租金及有關費用	*(a)*	**3,012**	3,514
附屬公司之合資夥伴 及其聯營公司				
燕京啤酒集團及其聯營公司	購買瓶身標籤	*(b)*	**65,701**	57,561
	購買瓶蓋	*(b)*	**46,574**	40,806
	進口原材料	*(c)*	**293,351**	39,457
	銷售啤酒	*(d)*	**10,504**	20,465
	已付罐裝服務費用	*(e)*	**18,498**	18,024
	已付綜合支援服務費用	*(f)*	**14,644**	14,644
	租地費用	*(g)*	**1,742**	1,643
	已付商標特許權費用	*(h)*	**20,197**	16,030
	減：退回廣告補助	*(h)*	**(3,566)**	(3,206)
	墊款之利息開支	*(i)*	**-**	1,018
	成立一間附屬公司	*(j)*	**-**	58,570
包頭市國有資產監督管理委員會 (「包頭國資會」)	收購燕京包頭 27.56%股本權益	*(k)*	**37,992**	-
承德實達農業發展有限公司 (「承德農業」)	銷售燕京啤酒(承德四海) 有限責任公司(「燕京承德」) 67%股本權益	*(l)*	**9,782**	-

48. 資本承擔

本集團及本公司於結算日時有以下之資本承擔：

	本公司	
	二零零四年	二零零三年
	千港元	千港元
土地及樓宇：		
已批准但未訂約	**–**	2,485
已訂約但未撥備	**118,321**	119,897
	118,321	122,382
廠房及機器：		
已批准但未訂約	**–**	37,174
已訂約但未撥備	**109,915**	107,824
	109,915	144,998
收購附屬公司及向一間共同控制公司繳入資本：		
已批准但未訂約	**–**	210,244
已訂約但未撥備	**265,842**	254,039
	265,842	464,283
資本承擔總額	**494,078**	731,663

本公司於二零零四年十二月三十一日並無任何重大資本承擔（二零零三年：無）。

47. 經營租賃安排

(a) 作為出租人

本集團將其投資物業（已於財務報表附註16載列）根據經營租賃安排出租，原定租賃期議定由一年至二十四年不等。租賃條款一般要求租客支付按金。

於二零零四年十二月三十一日，根據不可撤銷經營租賃，本集團應向租客收取於下列年度到期之未來最低租金總額：

	本集團		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千港元	千港元	**千港元**	千港元
一年內	**13,628**	33,075	**–**	–
第二至五年（包括首尾兩年在內）	**74,050**	95,907	**–**	–
五年以後	**34,703**	63,417	**–**	–
	122,381	192,399	**–**	–

(b) 作為承租人

本集團根據經營租賃安排租用其若干辦公室物業、百貨公司物業、食肆物業及員工宿舍，原定租賃年期議定由一年至五十年不等。

於二零零四年十二月三十一日，根據不可撤銷經營租賃，本集團及本公司須於下列年期支付未來最低租金總額：

	本集團		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千港元	千港元	**千港元**	千港元
一年內	**210,652**	118,778	**619**	2,476
第二至五年（包括首尾兩年在內）	**999,102**	405,704	**–**	619
五年以後	**1,795,164**	1,339,419	**–**	–
	3,004,918	1,863,901	**619**	3,095

45. 綜合現金流量報表附註 *(續)*

(c) *主要非現金交易*

於截至二零零四年十二月三十一日止年度內，若干債券持有人行使燕京啤酒發行之764,484可換股債券單位（本金約為人民幣76,448,000元）（約72,020,000港元），以換取燕京啤酒轉換價每股人民幣10.59元之普通股。除之前及附錄(a)(iii)所披露者外，概無截至二零零四年十二月三十一日止年度之投資及融資活動之主要非現金交易。

截至二零零三年十二月三十一日年度，北京發展發行12,722,400股普通股，作為收購偉仕軟件的60%權益之部份代價。

(d) *限制用途之現金及現金等價物結餘*

本集團之短期已抵押銀行存款23,785,000港元（二零零三年：9,785,000港元）已質押予銀行以令本集團獲授若干之銀行貸款，詳情於財務報表附註23及36闡釋。

一筆長期已抵押銀行存款8,743,000港元（二零零三年：7,812,000港元）及一筆短期已抵押銀行存款21,383,000港元（二零零三年：33,444,000港元）已質押予銀行，作為若干本集團持作出售物業之買家獲授之按揭貸款之抵押品，詳情於財務報表附註23闡釋。

上年內，於二零零三年十二月三十一日短期已抵押定期銀行結餘13,646,000港元已質押作為投標及合同之擔保，詳情於財務報表附註23闡釋。

46. 或然負債

	本集團		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千港元	千港元	**千港元**	千港元
就銀行授予本集團持作出售物業買家之按揭貸款作出之擔保	**30,032**	56,901	**–**	–
就授予共同控制公司之銀行備授信額度而作出之擔保	**–**	14,131	**–**	–
就燕京啤酒發行之可換股債券作出之擔保－*附註37*	**–**	–	**587,424**	659,444
	30,032	71,032	**587,424**	659,444

45. 綜合現金流量報表附註 *(續)*

(b) *出售附屬公司*

	二零零四年	二零零三年
	千港元	千港元
出售淨資產：		
固定資產	**88,335**	–
土地租金	**5,059**	–
可供出售之財務資產	**3,860**	–
存貨	**96,760**	–
應收貿易賬項及應收票據	**2,503**	–
其他應收款項	**33,249**	–
現金及銀行結餘	**46,154**	–
應付貿易賬項及應付票據	**(55,981)**	–
應計負債及其他負債	**(92,768)**	–
應繳税項	**(12,796)**	–
銀行及其他借貸	**(32,973)**	–
少數股東權益	**(43,148)**	–
資產淨值	**38,254**	–
出售附屬公司之虧損－*附註6*	**(6,433)**	–
	31,821	–
支付方式：		
現金	**31,821**	–

出售附屬公司所涉及之現金及現金等價物流出淨額之分析如下：

	二零零四年	二零零三年
	千港元	千港元
已出售現金及銀行結餘	**(46,154)**	–
已收現金代價	**31,821**	–
出售附屬公司所涉及之現金及現金等價物流出淨額	**(14,333)**	–

45. 綜合現金流量報表附註 *(續)*

(a) 收購附屬公司(續)

(iii) 其他

其他主要包括收購衝浪平台(一間股份於年內透過北京發展(一間本公司持有55.81%之附屬公司)在聯交所創業板上市之公司)。於二零零四年八月十六日,Prime Technology Group Limited(「PTG」)及E-tron Limited(「E-tron」)(北京發展全資擁有之附屬公司)將Wisdom Elite Holdings Limited(「Wisdom Elite」,偉仕軟件之控股公司,主要從事軟件發展)全部已發行股本及Astonia Innovations Limited 51%已發行股本分別轉移至衝浪平台,並以分別向PTG及E-tron發行1,897,546,070股及217,967,375股普通股作為交易之代價。交易完成後,北京發展持有衝浪平台 約56.3% 權益,而衝浪平台則成為本集團之附屬公司。

倘若上述所有交易於二零零四年一月一日進行,本集團年內溢利及本集持續業務之年內溢利將分別為684,554,000港元及805,400,000港元。而本集團年內收益(包括營業額、利息收益、其他收益及所得利益淨額)及本集持續業務之年內收益將分別為11,049,367,000港元及10,133,639,000港元。

45. 綜合現金流量報表附註（續）

(a) 收購附屬公司（續）

收購附屬公司所涉及之現金及現金等價物流入／（流出）淨額之分析如下：

	雙安 千港元 （附註(i)）	燕京三孔 千港元 （附註(ii)）	其他 千港元 （附註(iii)）	二零零四年 總額 千港元	二零零三年 總額 千港元
購入之現金及銀行存款	306,142	23,972	7,813	**337,927**	81,631
現金代價	(180,876)	(13,000)	(6,801)	**(200,677)**	(161,987)
加：年末時未付之款額	86,670	–	–	**86,670**	4,811
收購附屬公司所涉及之現金及現金等價物流入／（流出）淨額	211,936	10,972	1,012	**223,920**	(75,545)

(i) 於二零零四年十二月六日，王府井（一間非本公司全資擁有之附屬公司）現金代價人民幣192,000,000元（約181,000,000港元）收購雙安（收購前為王府井持有50%權益之本集團共同控制公司）餘下50%股權。雙安主要經營北京百貨店。收購完成後，雙安100%股權分別由王府井擁有80%及由王府井之全資附屬公司擁有20%。雙安成為本集團之附屬公司。

收購產生之20,992,000港元商譽乃歸屬於若干因性質而不能從被收購者分割出來及有效量度之無形資產。上述資產包括客戶忠誠及對雙安之控制。

(ii) 於二零零四年四月九日，北京燕京啤酒有限公司（「燕京有限公司」）（一間非本公司全資擁有之附屬公司）以價人民幣13,800,000元（約13,000,000港元）向燕京三孔第三方合營企業伙伴收購燕京三孔（於收購前為本集團共同控制公司）額外11.9%股權。燕京三孔主要於中國山東省從事啤酒生產及銷售。收購完成後，燕京有限公司及一間本公司全資擁有之附屬公司分別持有63.19%燕京三孔股權中之38.19%及25%股權。燕京三孔成為本集團之附屬公司。

本集團於可辨別資產、負債及或然負債之公平淨值之權益超逾收購成本之差額為5,738,000港元（主要關於預期燕京三孔的未來虧損及支出）。

45. 綜合現金流量報表附註

(a) 收購附屬公司

以下為被收購之附屬公司，彼等之可辦別資產、負債及或然負債於年內各自收購日之公平值（與各自賬面值並無任何重大差別）：

	雙安 千港元 （附註(i)）	燕京三孔 千港元 （附註(ii)）	其他 千港元 （附註(iii)）	二零零四年 總額 千港元	二零零三年 總額 千港元
購入之資產淨值：					
固定資產	142,057	203,788	8,785	**354,630**	39,115
土地租金	55,050	19,318	–	**74,368**	–
許可證權	–	–	–	**–**	8,108
可供出售之財務資產／長期投資	–	282	–	**282**	22,610
遞延税項資產	4,138	–	–	**4,138**	–
存貨	32,447	72,376	5,551	**110,374**	114,756
應收貿易賬項及應收票據	2,648	10,502	3,078	**16,228**	75,074
其他應收款項	6,831	6,051	13,021	**25,903**	52,759
現金及銀行存款	306,142	23,972	7,813	**337,927**	81,631
應付貿易賬項及應付票據	(74,068)	(26,414)	(6,127)	**(106,609)**	(27,755)
應計負債及其他負債	(153,455)	(66,862)	(23,631)	**(243,948)**	(85,658)
應付關連公司款項	–	–	–	**–**	(14,544)
應繳税項	–	(3,679)	–	**(3,679)**	(861)
銀行及其他借貸	–	(71,879)	–	**(71,879)**	(179,934)
少數股東權益	–	(61,640)	(7,749)	**(69,389)**	(19,572)
資產淨值	321,790	105,815	741	**428,346**	65,729
收購時產生之商譽－*附註19*	20,992	–	6,060	**27,052**	141,154
共同控制公司之權益重新分類產生之商譽	6,838	13,566	–	**20,404**	–
本集團於承資者之可辨別資產、負債及或然負債之公平淨值之權益超逾確認為收入之成本差額	–	(5,738)	–	**(5,738)**	–
	349,620	113,643	6,801	**470,064**	206,883
支付方式：					
現金	180,876	13,000	2,739	**196,615**	161,987
有關收購之成本	–	–	4,062	**4,062**	–
共同控制公司之權益重新分類為於附屬公司之權益	168,744	100,643	–	**269,387**	–
長期投資重新分類為於本年度附屬公司之權益	–	–	–	**–**	33,446
附屬公司發行股份	–	–	–	**–**	11,450
	349,620	113,643	6,801	**470,064**	206,883
自收購日之後於本年度產生之溢利	5,000*	6,627*	16,249	**27,876**	66,017

* 上述披露之數額只包括年內歸屬本集團收購之額外權益之年內溢利。

44. 金融工具（續）

利率風險（續）

於二零零三年十二月三十一日

	一年內	超過一年但少於兩年	超過兩年但少於三年	超過三年但少於四年	超過四年但少於五年	超過五年	總額	實際利率
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	%
浮動利率：								
已抵押銀行結餘	56,875	7,812	–	–	–	–	64,687	0.72
現金及現金等價物	1,994,332	–	–	–	–	–	1,994,332	0.71
銀行及其他貸款	(57,097)	(887)	(1,401,758)	(936)	(964)	(3,978)	(1,465,620)	1.75
固定利率：								
現金及現金等價物	1,713,960	–	–	–	–	–	1,713,960	0.9
銀行及其他貸款	(1,685,731)	(198,572)	(33,842)	(32,458)	(32,484)	(19,475)	(2,002,562)	5.16
可換股債券	–	–	–	(659,444)	–	–	(659,444)	1.20

44. 金融工具（續）

利率風險

下圖列出本集團金融工具於二零零四年及二零零三年十二月三十一日按到期日計算並承受利率風險之賬面值：

於二零零四年十二月三十一日

	一年內	超過一年但少於兩年	超過兩年但少於三年	超過三年但少於四年	超過四年但少於五年	超過五年	總額	實際利率
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	%
浮動利率：								
已抵押銀行結餘（附註(i)）	45,324	8,743	-	-	-	-	54,067	0.72
現金及現金等價物（附註(ii)）	3,112,259	-	-	-	-	-	3,112,259	0.69
銀行及其他借貸	(58,750)	(1,401,758)	(936)	(964)	(994)	(2,984)	(1,466,386)	3.03
固定利率：								
現金及現金等價物（附註(ii)）	1,163,802	-	-	-	-	-	1,163,802	1.39
銀行及其他借貸（附註(iii)）	(2,206,049)	(33,972)	(93,718)	(32,511)	(1,464)	(17,203)	(2,384,917)	4.96
可換股債券	-	-	(587,424)	-	-	-	(587,424)	1.20

附註：

(i) 結餘包括持續經營業務及已終止經營之業務之抵押銀行結餘，分別為53,911,000港元及156,000港元。

(ii) 結餘包括持續經營業務及已終止經營之業務之現金及現金等值物，分別為4,141,464,000港元及134,597,000港元。

(iii) 結餘包括持續經營業務及已終止經營之業務之銀行及其他借貸，分別為3,589,022,000港元及262,281,000港元。

44. 金融工具

公平值

下表比較本集團列賬於財務報表之金融工具之賬面面值及公平值(不以公平值列賬):

	賬面淨值		**公平值**	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千港元	千港元	**千港元**	千港元
財務資產:				
非流動應收貿易款項及票據	**69,310**	49,366	**68,815**	49,013
非流動其他應收款項	**176,881**	145,241	**175,517**	141,310
非流動已抵押銀行結餘	**8,743**	7,812	**8,548**	7,638
財務債項:				
非流動銀行及其他貸款:				
浮息利率貸款(*附註(iii)*)	**1,407,636**	1,408,523	**1,407,636**	1,408,523
固定利率貸款(*附註(iv)*)	**178,868**	316,831	**177,496**	315,027
免息借貸(*附註(v)*)	**181,369**	179,575	**110,832**	110,503
可換股債券	**587,424**	659,444	**663,730**	654,564
其他長期債項(不包括遞延收益)	**8,466**	27,110	**8,039**	25,743

(i) 財務資產及債項(需於一年內收取或償還)之賬面面值介乎各自公平值之合理估計,因此概無披露上述金融工具之公平值。此外,誠如財務報表附註24(ii)所披露,若干本集團若干可供出售之財務資產以成本減任何累計減值虧損而非公平值列值,鑑於無法合理評估公平值,故概無披露上述金融工具之公平值。

(ii) 上述金融工具之公平值均已透過折現根據當時通行利率之期未來現金流量計算。

(iii) 結餘指本公司所借之銀團備用貸款180,000,000美元,二零零六年到期償還。(附註36(a))。

(iv) 二零零四年十二月三十一日之結餘包括歸屬於持續經營之業務及已終止經營之業務銀行及其他貸款,分別為116,129,000港元及62,739,000港元。

(v) 於二零零四年十二月三十日之結餘為免息貸款181,369,000港元,由本集團向一間合營公司之合資夥伴獲取,須於二十年內償還。

43. 財務風險管理目標及政策*（續）*

(ii) 外匯風險

外匯風險指來自金融工具之價值隨外幣匯率變動而波動之風險。本集團於中國大陸之業務規模龐大，其資產負債表受人民幣／港幣兌換率影響。本集團來自一經營單位以其貨幣單位以外之貨幣進行買賣之交易貨幣風險屬微不足道。

本集團收益主要以人民幣列值，銀行貸款之若干部份則以美元列值。鑑於美元及港元均與人民幣掛鈎，本集團並不預期人民幣／港幣滙率將出現任何重大變動。

本集團承受營業單位以該單位計值貨幣之外的貨幣進行買賣而帶來的外匯風險極低。

(iii) 商品價格風險

本集團承受之商品價格風險極低。

(iv) 信貸風險

本集團主要從事現金收益業務，包括收費公路、自來水以及啤酒銷售及零售。因此本集團之債務人週轉率較高，而信貸風險則較低

本集團內部概無任何重大集中之信貸風險。

(v) 流動性風險

本集團的目標是藉著使用銀行透支、銀行貸款及可換股債券，保持資金持續性及彈性兩者之平衡。此外，本集團亦有備用之銀行融資以應付突發事項的需要。

42. 應付稅項

	本集團		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千港元	千港元	**千港元**	千港元
所得稅／利得稅	**195,635**	151,171	**–**	–
消費稅	**64,262**	55,403	**–**	–
增值稅	**85,605**	80,795	**–**	–
營業稅	**9,761**	19,992	**–**	–
其他	**13,106**	21,640	**9,124**	8,083
	368,369	329,001	**9,124**	8,083

43. 財務風險管理目標及政策

本集團主要金融工具包括銀行貸款、可換股債券、現金及短期存款。彼等金融工具之主要目的為本集團業務籌集資金。本集團有不同金融工具，如直接來自其業務之應收貿易賬款、應收票據、應付賬款及應付票據。

本集團之金融工具，其主要風險為利率風險、流動資金風險、外匯風險及信貸風險。本集團概無任何明文風險管理政策或指引。然而，董事會定期開會分析及制訂措施，以處理本集團面對之風險。本集團通常對風險管理採取保守策略。由於本集團承受之風險被保持在最低水平，集團概未為套期保值之目的而使用任何衍生工具或其他金融工具。本集團概未交易之目的而持有或簽發任何衍生金融工具。董事所檢討並同意之處理各類風險之政策概述如下。

(i) 公平值利率及現金流量利率風險

公平值利率風險指由於市場利率變動，導致金融工具債項出現波動之風險。現金流利率風險指由於市場利率變動，導致金融工具之未來現金流量出現波動之風險。本集團承受公平值利率風險及現金流量利率風險。本集團承受利率變動之市場風險，主要由於本集團之長期債務。

銀行貸款、可換股債券、現金及短期存款均以本成本列賬，並不定期進行價值重估。浮息收入及支出將於產生時計入損益賬。

40. 應付貿易賬項及應付票據

本集團之應付貿易賬項及應付票據於結算日按發票日期之賬齡分析如下：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
一年內	**724,357**	625,678
一至兩年	**18,703**	17,200
兩至三年	**8,141**	16,142
三年以上	**14,581**	12,085
	765,782	671,105

本集團之應付貿易賬項包括本集團在日常業務過程中進行交易所產生為數153,347,000港元（二零零三年：84,999,000港元）應付關連公司款項。該等結餘為無抵押、免息及須於與關連公司向其主要客戶提供之相若信貸期內償還。

41. 其他應付款項及應計費用

		本集團		本公司	
	附註	**二零零四年**	二零零三年	**二零零四年**	二零零三年
		千港元	千港元	**千港元**	千港元
應計負債		**212,275**	138,121	**47,244**	39,473
其他負債		**1,104,018**	1,138,378	**5,170**	47,915
應付關連公司款項	*30*	**214,573**	85,601	**8,523**	9,481
應付控股公司款項	*30*	**13,415**	74,174	**12,969**	74,174
		1,544,281	1,436,274	**73,906**	171,043

39. 遞延税項*(續)*

本集團－二零零三年

	重估物業 千港元	收購 附屬公司之 公平值調整 千港元	加速 税項折舊 千港元	減值及 一般撥備 千港元	總額 千港元
於二零零三年一月一日	(2,168)	(155,228)	3,990	31,892	(121,514)
年內計入／(扣除)損益賬之遞延税項－*附註10*	–	6,114	(5,847)	2,642	2,909
於二零零三年十二月三十一日之遞延税項資產／(負債)淨額	(2,168)	(149,114)	(1,857)	34,534	(118,605)

於二零零四年十二月三十一日，有關未動用税項虧損之遞延税項資產280,777,000港元(二零零三年：230,332,000港元)尚未確認，原因為該等税項虧損乃產生自仍在虧損之本公司及若干附屬公司。

於二零零四年十二月三十一日，就本集團若干附屬公司、聯營公司或合營公司未匯出溢利之税項，由於本集團控制撥回臨時差額之時間，且有可能於可見將來仍未能撥回該等差額，故並未確認重大遞延税項負債(二零零三年：無)。

本公司向其股東派付股息並無產生所得税後果。

39. 遞延稅項 *(續)*

本集團－二零零四年

遞延稅項資產及負債及於年內之變動如下：

	重估物業 千港元	收購附屬公司之公平值調整 千港元	加速稅項折舊 千港元	減值及一般撥備 千港元	總額 千港元
於二零零四年一月一日	(2,168)	(149,114)	(1,857)	34,534	(118,605)
收購一間附屬公司－*附註45(a)*	–	–	4,138	–	4,138
年內計入損益賬之遞延稅項－*附註10*	–	–	243	12,485	12,728
歸屬於已終止經營之業務－*附註11(b)*	(1,134)	14,158	829	(13,102)	751
於二零零四年十二月三十一日之遞延稅項資產／(負債)淨額	**(3,302)**	**(134,956)**	**3,353**	**33,917**	**(100,988)**

38. 其他長期負債

	本集團	
	二零零四年	二零零三年
	千港元	千港元
退休金及有關負債	**–**	9,421
遞延收入*(附註)*	**–**	11,143
其他	**8,466**	17,689
	8,466	38,253

附註: 本集團已就在中國大陸建設特別項目或進行研究活動而獲得多項政府補助，並已計入資產負債表中遞延收入內。於完成建設特別項目或研究活動，並獲有關政府機關批准後，有關政府補助將撥回，並於固定資產之估計可使用年期或按其所涉及之遞延開發成本，在損益賬中確認為其他收入。並無有關該等補助之未履行條件或或然事項。

39. 遞延税項

於綜合資產負債表確認之遞延税項資產／(負債)淨額:

	二零零四年	二零零三年
	千港元	千港元
遞延税項資產	**62,747**	44,965
遞延税項負債	**(163,735)**	(163,570)
	(100,988)	(118,605)

37. 可換股債券

於二零零二年十月十六日，本公司間接持有54.86%的附屬公司－燕京啤酒以面值發行年期5年1.2厘可換股債券（「可換股債券」），本金總額為人民幣700,000,000元，每張面值為人民幣100元。

債券持有人可選擇將可換股債券轉換為燕京啤酒的已繳足普通股份，轉換價為每股人民幣10.59元（受若干事件調整規限）。可換股債券的轉換期間由二零零三年十月十六日至二零零七年十月十六日（「轉換期」）（包括首尾兩日）。除非可換股債券已於早前贖回、轉換或購回及註銷，可換股債券可於轉換期結束時連同任何應計利息以面值贖回。

在轉換期內，燕京啤酒有權在燕京啤酒的普通股份收市價持續二十天較當時的可換股債券轉換價高於30%時，以贖回價格每張人民幣102元（受若干事件調整規限）贖回全部或部份可換股債券。另一方面，當燕京啤酒的普通股份收市價持續二十天較當時的可換股債券的轉換價低於30%，股東有權要求燕京啤酒以贖回價格（受若干事件調整規限）贖回可換股債券。

於二零零二年四月十一日的股東特別大會上，本公司股東批准本公司擔保可換股債券。擁有燕京啤酒實益權益的北京燕京啤酒集團公司（「燕京啤酒集團」）承諾向本公司提供相互彌償，賠償本公司在該項擔保超出本公司在燕京啤酒54.86%實際比例權益之部份時出現的或然負債。

36. 銀行及其他借貸（*續*）

(a) 本集團及本公司之銀行貸款包括本公司於二零零一年所得之五年銀團備用貸款共180,000,000美元。銀團貸款利率為倫敦銀行同業拆息年利率加0.6%，並需於二零零六年六月十二日悉數繳償。

貸款協議包括向本公司之控股公司訂立特定表現責任之若干條件，其中包括下列將構成無力償還貸款之事項：

(i) 北京市人民政府（「北京政府」）控制之人士或實體不再持有超過本公司已發行股本50%之實益權益；或

(ii) 倘任何本公司之控股公司停止或暫停對支付債權人、未能支付或承認無法支付其到期債項、宣佈或已經清盤或無力償債。

就董事所知，於年內及批准上述財務報表之日概無出現上述任何事件。

(b) 其他貸款包括來自關連公司為數215,749,000港元（二零零三年：219,132,000港元）及來自第三方零港元（二零零三年：3,341,000港元）的免息貸款。餘下之其他224,658,000港元（二零零三年：234,034,000港元）貸款，年息由5厘至9厘（二零零三年：5厘至8厘）不等。

(c) 本集團於結算日之無抵押銀行貸款中，有185,884,000港元（二零零三年：396,668,000港元）由本集團在中國之若干附屬公司或彼等之聯營公司之合營夥伴及一間共同控制公司提供擔保。

(d) 本集團若干銀行及其他貸款有以下抵押：

(i) 以本集團於結算日賬面總值為526,173,000港元（二零零三年：196,318,000港元）之租賃樓宇、廠房及機器、投資物業按揭作抵押（附註15(c)及16(c)）。

(ii) 以本集團於結算日賬面總值為1,250,000港元（二零零三年：117,453,000港元）之若干持作出售之物業按揭作抵押（附註25）。

(iii) 本集團於結算日合共為23,785,000港元（二零零三年：9,785,000港元）之若干銀行存款按揭作抵押（附註23(a)）。

36. 銀行及其他借貸

	本集團		本公司	
	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元
銀行貸款：				
已抵押	**651,869**	247,859	**–**	–
無抵押	**2,712,495**	2,986,289	**1,400,850**	1,400,850
	3,364,364	3,234,148	**1,400,850**	1,400,850
其他貸款，無抵押	**440,407**	456,507	**–**	–
銀行及其他貸款總額	**3,804,771**	3,690,655	**1,400,850**	1,400,850
須於下列年期償還之銀行貸款：				
一年內	**1,936,928**	1,638,900	**–**	–
第二年	**1,403,136**	167,285	**1,400,850**	–
第三年至第五年（首尾兩年包括在內）	**6,339**	1,407,785	**–**	1,400,850
五年後	**17,961**	20,178	**–**	–
	3,364,364	3,234,148	**1,400,850**	1,400,850
須於下列年期償還之其他貸款：				
一年內	**162,709**	146,826	**–**	–
第二年	**41,164**	34,008	**–**	–
第三年至第五年（首尾兩年包括在內）	**92,404**	100,185	**–**	–
五年後	**144,130**	175,488	**–**	–
	440,407	456,507	**–**	–
銀行及其他貸款總額	**3,804,771**	3,690,655	**1,400,850**	1,400,850
減：列作流動負債之部份	**(2,099,637)**	(1,785,726)	**–**	–
長期部份	**1,705,134**	1,904,929	**1,400,850**	1,400,850

35. 儲備（續）

(b) 本公司

	股份溢價賬	保留溢利	總額
	千港元	千港元	千港元
於二零零三年一月一日	4,839,497	445,319	5,284,816
本年度溢利	–	50,109	50,109
二零零三年中期股息	–	(62,250)	(62,250)
建議派發二零零三年末期股息	–	(112,050)	(112,050)
於二零零三年十二月三十一日及二零零四年一月一日	4,839,497	321,128	5,160,625
本年度溢利	–	383,143	383,143
二零零四年中期股息	–	(62,250)	(62,250)
建議派發二零零四年末期股息	–	(124,500)	(124,500)
於二零零四年十二月三十一日	**4,839,497**	**517,521**	**5,357,018**

34. 購股權計劃(續)

(b) 該等購股權於一九九八年六月二十三日授出,行使價為每股17.03 港元。每位董事及僱員就其獲授之購股權支付之代價為1 港元。該等購股權可分成九個等份行使。首部份可於一九九九年一月一日起隨時行使,而其餘每一部份可於其後年度每年之一月一日起行使。所有(未行使)部份均可於二零零七年一月一日行使,而其後仍未被行使者將於二零零九年一月一日失效。該等購股權於年內概未獲行使。

(c) 由於魏恩鴻先生及李中根先生先生分別於二零零四年四月二十八日及二零零四年十二月二十九日辭任,因此授予彼等之購股權於同日失效。

(d) 由於若干僱員於年內辭職,因此授予彼等之1,100,000股購股權於年內失效。

35. 儲備

(a) 本集團

(i) 本集團本年度及上年度之儲備及有關變動金額於財務報表第33頁至34頁之綜合股東權益變動表內呈列。

(ii) 中國儲備金為根據對本集團之中國附屬公司、共同控制公司及聯營公司適用之中國公司法或中外合資經營企業法撥出之儲備。本集團於二零零四年十二月三十一日之中國儲備金並無以現金股息之方式分派。

(iii) 於以往年度收購附屬公司、共同控制公司及聯營公司所產生之商譽及負商譽之若干數額仍繼續於綜合資本儲備內撇銷綜合資本儲備,詳情載於財務報表附註19、21及22 。

34. 購股權計劃*(續)*

以下是根據該計劃授出而於二零零四年十二月三十一日尚未行使之購股權：

		持有購股權之數目			
參與者姓名或類別	*附註*	於二零零四年一月一日	年內授出	年內失效	二零零四年十二月三十一日
董事					
李福成先生	*(a)*	200,000	–	–	200,000
	(b)	1,800,000	–	–	1,800,000
		2,000,000	–	–	2,000,000
鄭萬河先生	*(a)*	200,000	–	–	200,000
	(b)	1,800,000	–	–	1,800,000
		2,000,000	–	–	2,000,000
魏恩鴻先生*(附註(c))*	*(a)*	200,000	–	(200,000)	–
	(b)	1,800,000	–	(1,800,000)	–
		2,000,000	–	(2,000,000)	–
李中根先生*(附註(c))*	*(a)*	200,000	–	(200,000)	–
	(b)	1,800,000	–	(1,800,000)	–
		2,000,000	–	(2,000,000)	–
其他僱員					
合計*(附註(d))*	*(a)*	320,000	–	(110,000)	210,000
	(b)	2,830,000	–	(990,000)	1,840,000
		3,150,000	–	(1,100,000)	2,050,000
		11,150,000	–	(5,100,000)	6,050,000

附註：

(a) 該等購股權於一九九八年三月三日授出，行使價為每股17.03港元。每位董事及僱員就其獲授之購股權支付之現金代價為1港元。該等購股權可於一九九八年九月一日起計其後十年內隨時行使。該等購股權於年內概未獲行使。

34. 購股權計劃

本公司設有一項購股權計劃(「該計劃」),旨在向曾對本集團成就有所貢獻之合資格僱員提供鼓勵和獎勵。本公司董事會可酌情邀請本公司及其任何附屬公司之僱員(包括執行董事)按每份購股權1港元之價格,接納可認購本公司普通股之購股權。該項計劃於一九九七年五月十六日生效,除非該計劃另行取消或修訂,否則該計劃由當日起有效十年。

目前可以根據該計劃授出之未行使購股權,在行使時可認購之股份不得多於本公司任何時間已發行股份總數之10%(「購股權數上限」)。任何人士若全面行使購股權後,會導致該位人士根據先前獲授以及上述之購股權而獲發行及將予發行之股份總數超出購股權數上限之25%,則不得向該位人士授出購股權。於二零零四年十二月三十一日,根據該計劃已授出之購股權可發行之股份為6,050,000股,約佔本公司當日已發行股份之0.97%。

購股權不得轉讓,屬承授人個人所有。購股權可以全面或部份行使,或可視為全面或部份行使(視乎情況而定)。

購股權之行使期間由董事會酌情決定,然而,購股權不得在授出之日起十年後行使。購股權不得在該計劃獲准之日十年以後授出。

購股權之行使價由董事會釐定,但不得低於下列兩者中之較高者:(i)一股普通股之面值;及(ii)該購股權授出之日前五個交易日,本公司普通股於聯交所所報之每股平均收市價之80%。

32. 現金及現金等價物

	本集團		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千港元	千港元	**千港元**	千港元
現金及銀行結餘	**2,990,437**	2,059,019	**83,168**	11,506
現金等價物	**41,136**	–	**41,136**	–
定期存款	**1,163,802**	1,713,960	**365,155**	578,224
	4,195,375	3,772,979	**489,459**	589,730
減：已抵押銀行結餘 – *附註23*	**(53,911)**	(64,687)	**–**	–
現金及現金等價物	**4,141,464**	3,708,292	**489,459**	589,730

於結算日，本集團之現金、銀行結餘及定期存款（均以人民幣列值）為2,729,703,000港元（二零零三年：2,421,742,000港元）。人民幣不可自由兑換為其他貨幣，惟根據中國大陸之外匯管制條例及結匯、售匯及付匯管理規定，本集團獲准透過獲授權進行外匯交易業務之銀行將人民幣兑換為其他貨幣。

33. 股本

	本公司	
	二零零四年	二零零三年
	千港元	千港元
法定股本：		
2,000,000,000股每股面值0.10港元之普通股	**200,000**	200,000
已發行及繳足股本：		
622,500,000股每股面值0.10港元之普通股	**62,250**	62,250

購股權

有關本公司購股權計劃及根據該計劃而發行的購股權的詳情載於財務報表附註34。本年度未有購股權授出或獲行使。

30. 應收／應付關連公司

應收／應付關連公司款項指應收／應付本集團若干合營夥伴之款項。該等結餘乃無抵押、免息及無固定償還期。

應收／應付控股公司款項乃無抵押、免息及無固定償還期。

計入應收貿易賬款及應收票據、按金及其他應收款項，以及應付貿易賬款及應付票據之本集團關連公司餘額分別於財務報表附註28、29及40披露。

31. 按盈虧以釐訂公平值之財務資產

	本集團		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千港元	千港元	**千港元**	千港元
上市股本投資：				
香港	**21,937**	20,137	**9,366**	13,680
其他地區	**–**	26	**–**	–
	21,937	20,163	**9,366**	13,680
於中國內地之非上市股本投資	**290**	1,363	**–**	–
非上市基金	**27,975**	27,239	**27,725**	27,239
	50,202	48,765	**37,091**	40,919

29. 其他應收款項

		本集團		本公司	
		二零零四年	二零零三年	**二零零四年**	二零零三年
	附註	**千港元**	千港元	**千港元**	千港元
預付款項		**24,243**	48,379	**4,541**	7,523
按金及其他應收款項		**867,382**	684,868	**154,438**	8,196
應收關連公司款項	*30*	**102,623**	93,242	**21,670**	3,451
應收控股公司款項	*30*	**7,992**	6,842	**1,883**	–
		1,002,240	833,331	**182,532**	19,170
減：列作流動資產之部份		**(825,359)**	(688,090)	**(178,477)**	(15,239)
長期部份		**176,881**	145,241	**4,055**	3,931

(a) 於二零零四年十二月三十一日，其他應收款項之長期部份包括以下各項：

(i) 燕京啤酒就收購燕京惠泉（前身為「福建惠泉啤酒股份有限公司」）額外14.2244%股權支付投資按金61,715,000港元（來自燕京惠泉其他五名股東）。燕京惠泉之收購獲中國政府有關部門批准，並於二零零五年三月完成。

(ii) 投資按金合共95,112,000港元乃由本集團支付，用於附屬公司之新投資。

於二零零三年十二月三十一日之其他應收款項之長期部份包括一筆燕京啤酒向第三方支付的投資按金人民幣150,000,000元以收購燕京惠泉38.148%權益。收購獲中國有關政府機構批准，並於二零零四年三月完成，而燕京惠泉亦成為本集團之聯營公司。

(b) 本集團於結算日之存款及其他應收款項包括本集團在日常業務過程中進行購買原料所產生為數139,757,000港元（二零零三年：143,403,000港元）預付一間關連公司款項。該關連公司結餘為無抵押及免息。

27. 應收／應付合約客戶款項

	本集團	
	二零零四年	二零零三年
	千港元	千港元
應收合約客戶款項	**16,915**	6,750
應付合約客戶款項	**(51,770)**	(25,816)
	(34,855)	(19,066)
現時已產生合約成本加已確認溢利減已確認虧損	**53,567**	32,523
減：已收及應收工程進度款項	**(88,422)**	(51,589)
	(34,855)	(19,066)

28. 應收貿易賬項及應收票據

集團內不同公司有不同的信貸政策，視乎各公司的市場需求及經營的業務而定。若干客戶獲准分三期清付工程合約款項。公司會編製應收貿易賬項及應收票據的賬齡分析並密切監察，以將應收款項涉及的任何信貸風險降至最低。

應收貿易賬款及應收票據於結算日之賬齡分析如下：

	本集團		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千港元	千港元	**千港元**	千港元
一年內	**755,437**	702,834	**3,742**	1,132
一至兩年	**79,490**	66,606	**–**	–
兩至三年	**15,651**	20,332	**–**	–
三年以上	**8,766**	3,722	**–**	–
	859,344	793,494	**3,742**	1,132
減：列作流動資產部份	**(790,034)**	(744,128)	**(3,742)**	(1,132)
長期部份	**69,310**	49,366	**–**	–

上一年度本集團於二零零三年十二月三十一日之應收貿易賬項及應收票據包括本集團在日常業務過程中進行之交易所分別產生為數4,999,000港元應收共同控制公司之款項及為數3,721,000港元應收關連公司之款項。共同控制公司及關連公司之結餘為無抵押、免息及於與本集團給予其主要客戶相若的信貸期內償還。

24. 可供出售財務資產／長期投資（續）

(i) 上述於二零零四年十二月三十一日之可供出售財務資產之未上市股權投資包括90,763,000港元之款項，即本集團於北京西門子（誠如財務報表附註5所詳述，在本集團於年內出售其於北京西門子20%股權前，彼於當時為本集團持40%權益之聯營公司）所持餘下20%權益。本集團於北京西門子所持之餘下20%股權（於出售時為90,763,000港元）乃以可供出售財務資產入賬，原因為本公司再不對北京西門子有重大影響或參與彼之任何經營及財務決定。

(ii) 本集團及本公司若干非上市股本投資乃按成本減任何減值虧損列值而非按公平值列值，乃因其於活躍市場沒有一個市場報價及合理估計公平值範圍屬顯著以及存在多種估計之可能性無法合理評估。

25. 持作出售之物業

本集團持作出售之物業以可變現淨值列賬，於結算日之賬面值為53,195,000港元（二零零三年：67,623,000港元）。

本集團持作出售之若干物業於結算日之賬面總值為1,250,000港元（二零零三年：117,453,000港元），該等物業已經抵押，作為本集團獲授若干銀行及其他貸款之抵押品（附註36d(ii)）。

26. 存貨

	本集團	
	二零零四年	二零零三年
	千港元	千港元
原料	**963,351**	753,103
在製品	**84,508**	68,109
製成品	**112,585**	131,182
商品	**79,525**	53,817
	1,239,969	1,006,211

於二零零四年十二月三十一日，並無存貨按可變現淨值列賬（二零零三年：無）。

23. 已抵押銀行結餘

	本集團	
	二零零四年	二零零三年
	千港元	千港元
已抵押銀行結餘－*附註32*	**53,911**	64,687
減：列作流動資產之部份	**(45,168)**	(56,875)
長期部份	**8,743**	7,812

(a) 短期已抵押定期存款結餘23,785,000港元（二零零三年：9,785,000港元）已質押予銀行，作為本集團獲授若干短期銀行貸款之抵押（附註36(d)(iii)）。

(b) 長期已抵押銀行結餘8,743,000港元（二零零三年：7,812,000港元）及短期已抵押定期存款結餘21,383,000港元（二零零三年：33,444,000港元）已質押予銀行，作為若干購買本集團持作出售物業之買家償還按揭貸款之抵押。

(c) 於去年（二零零三年）十二月三十一日，13,646,000港元之短期已抵押銀行結餘已質押作為投標及合同之擔保。

24. 可供出售財務資產／長期投資

	本集團		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千港元	千港元	**千港元**	千港元
可供出售財務資產：				
香港之上市股權投資，按公平值	**250**	–	**250**	–
非上市之股權投資，按成本	**306,238**	–	**80,212**	–
長期投資：				
香港之上市股權投資，按成本	**–**	79,600	**–**	47,600
非上市之股權投資，按成本	**–**	315,439	**–**	74,384
	306,488	395,039	**80,462**	121,984
減值撥備	**(21,432)**	(105,482)	**–**	(17,600)
	285,056	289,557	**80,462**	104,384

22. 聯營公司權益（續）

主要聯營公司詳情如下：

公司名稱	營業結構	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本	百分比			主要業務
				本集團應佔擁有權權益	繳分投票權	溢利	
北京北大維信生物科技有限公司†	公司	中國／中國大陸	人民幣80,000,000元	26.55	22.2	26.55	生產及銷售保健產品
中生北控生物科技股份有限公司	公司	中國／中國大陸	人民幣70,017,528元	34.29	33.3	35	生產及銷售磁力治療及藥物產品
北京機電院高技術股份有限公司*	公司	中國／中國大陸	人民幣135,872,209元	38.27	36.4	38.27	生產及銷售機電設備
福建省燕京惠泉啤酒股份有限公司（「燕京惠泉」）πδ	公司	中國／中國大陸	人民幣250,000,000元	20.93	38.15	38.15	生產及銷售乳類產品

† 此聯營公司由本公司直接持有。

* 此聯營公司之23.44%及14.83%股權由分別本公司直接持有及由一間全資附屬公司間接持有。

π 燕京惠泉的股份在上海證券交易所上市。本集團所持有燕京惠泉之股份為法人股份，不得在任何證券交易所買賣。董事認為，根據燕京惠泉已上市股份之已刊發價格披露本集團於燕京惠泉所作投資之價值並不恰當，原因為上述資料將引起誤導。

δ 於年內所收購。

董事會認為，上表所列之本集團聯營公司為影響本年度業績或組成本集團資產淨值主要部份之公司。董事會認為提供其他聯營公司之詳情會令篇幅過於冗長。

22. 聯營公司權益（續）

(b) 應收聯營公司款項為無抵押、免息及無固定還款期。

(c) 以下為主要聯營公司財務資料之簡明概要：

	二零零四年 千港元	二零零三年 千港元
本集團應佔業績		
營業額	**446,024**	822,406
其他收益	**5,046**	27,475
收益總額	**451,070**	849,881
開支總額	**(391,888)**	(807,900)
除稅項溢利	**59,182**	41,981
稅項	**(8,007)**	(8,625)
本年度溢利	**51,175**	33,356
本集團應佔資產及負債		
固定資產	**454,060**	225,923
其他非流動資產	**88,943**	162,541
流動資產	**248,089**	647,518
非流動負債	**(21,169)**	(8,313)
流動負債	**(201,384)**	(606,026)
少數股東權益	**(20,575)**	(2,099)
虧損超出投資成本（不被本集團分擔）	**2,346**	–
資產淨值	**550,310**	419,544

22. 聯營公司權益

	本集團		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千港元	千港元	**千港元**	千港元
非上市股份，按成本	**–**	–	**141,742**	141,742
應佔資產淨值	**550,310**	419,544	**–**	–
應收聯營公司款項	**41,033**	32,338	**3,505**	4,002
	591,343	451,882	**145,247**	145,744
減值撥備	**–**	(7,065)	**–**	–
應收聯營公司款項撥備	**(474)**	–	**–**	–
	590,869	444,817	**145,247**	145,744

(a) 誠如財務報表附註3 所詳述，就二零零一年一月一日前收購聯營公司，本集團採納HKFRS 3之過渡條文，該條文容許於採納香港財務報告准則前因收購而產生之商譽仍然於綜合資本儲備中抵銷。

因於二零零一年一月一日前收購聯營公司所產生並保留於綜合資本儲備之商譽數額如下：

本集團

	於綜合資本儲備對銷商譽
	千港元
成本：	
於二零零三年一月一日及二零零三年十二月三十一日	224,569
出售聯營公司部份－附註2(d)	(74,167)
於二零零四年十二月三十一日	150,402
累計減值：	
於二零零三年一月一日、二零零三年十二月三十一日、二零零四年一月一日及二零零四年十二月三十一日	–
淨額：	
於二零零四年十二月三十一日	**150,402**
於二零零三年十二月三十一日	224,569

21. 共同控制公司權益 *(續)*

公司名稱	營業結構	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本	百分比 本集團應佔擁有權權益	投票權	攤分溢利	主要業務
中關村國際商城發展有限公司	公司	中國／中國大陸	人民幣145,000,000元	10.02	20	20	物業發展
北京秦昌玻璃有限公司†	公司	中國／中國大陸	人民幣100,000,000元	29.40	28.6	30	生產及銷售玻璃
上海三元昂立營養食品有限公司	公司	中國／中國大陸	人民幣20,000,000元	27.98	50	49	生產及銷售飲料
北京教育信息網服務中心有限公司	公司	中國／中國大陸	人民幣12,000,000元	20.09	50	36	提供資訊網絡服務
北京市政交通一卡通有限公司	公司	中國／中國大陸	人民幣50,000,000元	24	44.4	43	經營無須接觸多功能電子付款卡業務
北京王府井洋華堂商業有限公司	公司	中國／中國大陸	12,000,000美元	20.04	42.86	40	經營連鎖超級市場業務

† 鑑於本集團於上述公司之權益乃透過本集團一間共同控制公司持有，上述公司乃以共同控制公司入賬。

π 以往本公司直接持有該共同控制公司的權益已於本年度轉撥往另一間附屬公司。

δ 於年內所收購。

董事會認為，上表所列之本集團共同控制公司為影響本年度業績或組成本集團資產淨值主要部份之公司。董事會認為提供其他共同控制公司之詳情會令篇幅過於冗長。

21. 共同控制公司權益 *(續)*

(d) *(續)*

附註： 根據本公司擁有75%之共同控制公司北京龍慶峽旅遊發展有限公司（「龍慶峽旅遊」）及延慶龍慶峽管理處（「龍慶峽管理」）於一九九八年六月十七日訂立之協議，龍慶峽以代價人民幣60,000,000元向龍慶峽管理購入在北京景點龍慶峽出售入場券及提供旅遊服務之經營權利，由一九九八年八月十九日起計，為期40年，並另須支付特許經營權費，有關費用按龍慶峽每個財政年度之營業額，根據以下之遞增比率計算：

營業額	特許權費比率
超過人民幣35,000,000元但不足人民幣70,000,000元（首尾包括在內）之部份	20%
超過人民幣70,000,000元但不足人民幣100,000,000元（首尾包括在內）之部份	30%
超過超過人民幣100,000,000元之部份	40%

本公司間接持有之主要共同控制公司之詳情如下：

				百分比			
公司名稱	營業結構	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本	本集團應佔擁有權權益	投票權	攤分溢利	主要業務
北京麥當勞食品有限公司	公司	中國／中國大陸	20,800,000美元	28.56	50	50	提供快餐服務
北京八達嶺旅遊股份有限公司 π	公司	中國／中國大陸	人民幣286,000,000元	75	75	75	旅遊業務營運及酒店營運
北京龍慶峽旅遊發展有限公司 π	公司	中國／中國大陸	人民幣120,000,000元	75	75	75	旅遊業務營運
北京王府井百貨商業物業管理有限公司	公司	中國／中國大陸	59,600,000美元	25.05	50	50	提供零售管理服務

21. 共同控制公司權益 *(續)*

(b) 應收/應付共同控制公司款項為無抵押、免息及無固定償還期。

(c) 本公司應收共同控制公司的應收貿易賬項及應收票據結餘於財務報表附註28披露。

(d) 以下為本集團之共同控制公司財務資料之簡明概要:

	二零零四年 千港元	二零零三年 千港元 (重列)
本集團應佔業績		
營業額	**961,800**	955,769
其他收益	**151,648**	3,378
總收益	**1,113,448**	959,147
總開支	**(1,046,742)**	(941,782)
除税前溢利	**66,706**	17,365
税項	**(10,253)**	(4,406)
年內溢利	**56,453**	12,959
本集團應佔資產及負債		
固定資產	**469,528**	935,618
特許經營權 *(附註)*	**36,034**	37,094
其他非流動資產	**93,338**	268,095
流動資產	**278,602**	474,396
非流動負債	**(116,410)**	(65,721)
流動負債	**(176,302)**	(602,674)
少數股東權益	**–**	(1,147)
虧損超出投資成本(不被本集團分擔)	**7,039**	–
資產淨值	**591,829**	1,045,661

21. 共同控制公司權益（續）

(a) （續）

誠如財務報表附註3 所詳述，就二零零一年一月一日前收購共同控制公司，本集團採納HKFRS 3之過渡性條文，該條文容許於採納香港財務報告准則前因收購而產生之商譽仍然於綜合資本儲備中抵銷。

因於二零零一年一月一日前收購共同控制公司所產生並保留於綜合資本儲備之商譽數額如下：

本集團

	以綜合資本儲備抵銷的商譽 千港元
成本：	
於二零零三年一月一日及二零零三年十二月三十一日	159,188
出售一間共同控制實體－附註2(d)	(40,757)
於二零零四年十二月三十一日	**118,431**
累計減值：	
於二零零三年一月一日、二零零三年十二月三十一日、二零零四年一月一日及二零零四年十二月三十一日	–
淨額：	
於二零零四年十二月三十一日	**118,431**
於二零零三年十二月三十一日	159,188

誠如財務報表附註2(d)所詳述，本年度採用HKFRS 3:

- 本集團自二零零四年一月一日起停止商譽攤銷；
- 由於於二零零四年一月一日之商譽成本出現相應下跌，因收購共同控制公司之10,079,000港元累計商譽攤銷已於二零零四年一月一日撇銷；
- 自二零零四年十二月三十一日起，每年及當有減值跡象出現時，商譽會作減值測試；及

21. 共同控制公司權益

	本集團		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千港元	千港元	**千港元**	千港元
非上市股份，按成本	**–**	–	**–**	28,286
應佔資產淨值	**591,829**	1,045,661	**–**	–
收購產生之商譽	**–**	17,682	**–**	–
應收共同控制公司款項	**19,942**	54,214	**13,406**	13,905
應付共同控制公司款項	**(55,093)**	(88,092)	**(14,195)**	(23,691)
	556,678	1,029,465	**(789)**	18,500

(a) 因收購共同控制公司而產生，並於綜合資產負債表內資本化成為資產之商譽，其數額如下：

本集團

	附註	**商譽**
		千港元
成本：		
於二零零三年一月一日及二零零三年十二月三十一日		27,761
於二零零四年一月一日：		
如前呈列		27,761
採用HKFRS 3之準則之影響	*2(d)*	(10,079)
重列		17,682
本年度因關連共同控制公司成為附屬公司而收購附屬公司產生之商譽重新分類	*19*	(17,682)
於二零零四年十二月三十一日		**–**
累計攤銷：		
於二零零三年一月一日		5,380
本年度已撥備攤銷		4,699
於二零零三年十二月三十一日		10,079
於二零零四年一月一日：		
如前呈列		10,079
採用HKFRS 3之準則之影響	*2(d)*	(10,079)
重列及於二零零四年十二月三十一日		–
賬面淨值：		
於二零零四年十二月三十一日		**–**
於二零零三年十二月三十一日		17,682

20. 附屬公司權益（續）

公司名稱	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本	應佔股本權益百分比		主要業務
			本公司	本集團	
Beijing Enterprises (Properties) Limited	英屬處女群島／香港	160美元	100	100	物業投資
雄建實業有限公司	香港	2港元	100	100	物業投資
北京燕京中發生物技術有限公司	中國／中國大陸	人民幣40,000,000元	–	43.89†	生產及銷售生化產品

† 鑑於本公司對此等公司的控制，此等公司作為附屬公司入賬。

* 燕京啤酒的股份在深圳證券交易所上市。本集團所持有燕京啤酒之股份為法人股份，不得在任何證券交易所買賣。

王府井百貨及三元的股份在上海證券交易所上市。本集團所持有約194,594,400 股王府井百貨之股份（或49.52%權益）及三元全部股份為法人股份，不得在任何證券交易所買賣。

π 北京發展及衡浪平台之股份分別在聯交所主板及創業板上市。

Ω 該等實體根據中國法例註冊為外商獨資企業。

δ 於年內所收購／註冊成立。

Δ 未經香港安永會計師事務所或安永會計師事務所的世界各地成員公司審核。

董事會認為，上表所列之本公司附屬公司為影響本年度業績或組成本集團資產淨值主要部份之附屬公司。董事會認為提供其他附屬公司之詳情會令篇幅過於冗長。

20. 附屬公司權益（續）

公司名稱	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本	應佔股本權益百分比		主要業務
			本公司	本集團	
湖南教育信息服務有限公司	中國／中國大陸	人民幣10,000,000元	–	22.88†	建設信息網絡及提供資訊科技支援
北京北控偉仕軟件工程技術有限公司（「偉仕軟件」）	中國／中國大陸	人民幣2,000,000元	–	31.42†	軟件開發
北控高科技發展有限公司（「北控高科技」）	中國／中國大陸	30,000,000美元	97.99	97.99	投資控股
北京控股投資管理有限公司	中國／中國大陸	61,100,000港元	100	100	提供管理及顧問服務
北京豐收葡萄酒有限公司	中國／中國大陸	2,700,000美元	51	51	生產及銷售葡萄酒
北京順興葡萄酒有限公司	中國／中國大陸	人民幣11,880,000元	51	51	生產及銷售葡萄酒
北京西餐食品有限公司	中國／中國大陸	人民幣15,750,000元	–	95	加工及銷售食品
北京發展物業投資管理有限公司	中國／中國大陸	4,000,000美元	–	47.71†	物業投資

20. 附屬公司權益（續）

公司名稱	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本	應佔股本權益百分比		主要業務
			本公司	本集團	
北京控股磁懸浮技術發展有限公司	中國／中國大陸	人民幣80,000,000元	63.75	90.94	研究及發展磁浮科技以及提供有關服務
北京發展（香港）有限公司π	香港	493,981,150港元	–	55.81	投資控股
衝浪平台軟件國際有限公司δΔπ	開曼群島／香港	37,584,718港元	–	31.42†	投資控股
衝浪平台（中國）軟件技術有限公司δΔΩ	中國／中國大陸	3,000,000美元	–	31.42†	銷售電腦軟件及提供相關服務
北控軟件有限公司	中國／中國大陸	人民幣50,000,000元	–	38.17†	提供管理信息系統服務
北京北控電信通信息技術有限公司Ω	中國／中國大陸	人民幣65,000,000元	–	40.18†	建設信息網絡、提供資訊科技技術支援及顧問服務

20. 附屬公司權益（續）

公司名稱	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本	應佔股本權益百分比 本公司	應佔股本權益百分比 本集團	主要業務
北京首都高速公路發展有限公司	中國／中國大陸	64,053,700美元	–	96	經營高速公路
深圳觀順公路管理有限公司	中國／中國大陸	人民幣217,500,000元	–	53.08	經營收費公路
恒有源科技發展有限公司	中國／中國大陸	人民幣118,685,285元	10.41	68.65	生產及銷售地熱系統
北京北控恒有源科技發展有限公司 Ω	中國／中國大陸	3,000,000美元	–	69.81	持有許可證權
北京永源熱泵有限責任公司δ（「永源熱泵」）	中國／中國大陸	人民幣2,483,160元	–	35.60†	生產及銷售地熱能源系統機器
北京恒有源環境系統設備安裝工程有限公司	中國／中國大陸	人民幣10,000,000元	–	54.92	安裝地熱系統
北京北控制水有限公司 Ω	中國／中國大陸	1,000,000美元	100	100	經營自來水廠
北京宏業房地產開發有限責任公司	中國／中國大陸	人民幣30,000,000元	–	50.1	物業投資及發展

20. 附屬公司權益（續）

公司名稱	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本	應佔股本權益百分比 本公司	應佔股本權益百分比 本集團	主要業務
武漢王府井百貨有限責任公司	中國／中國大陸	人民幣10,000,000元	–	50.1	經營百貨大樓
包頭王府井百貨有限責任公司	中國／中國大陸	人民幣10,000,000元	–	50.1	經營百貨大樓
重慶王府井百貨有限責任公司	中國／中國大陸	人民幣10,000,000元	–	50.1	經營百貨大樓
石家庄王府井百貨有限責任公司	中國／中國大陸	人民幣10,000,000元	–	50.1	經營百貨大樓
北京雙安商場有限責任公司（「雙安」）δ	中國／中國大陸	人民幣280,000,000元	–	50.1	經營百貨大樓
北京三元食品股份有限公司#	中國／中國大陸	人民幣635,000,000元	–	57.11	生產及銷售奶製品
呼倫貝爾三元乳業有限責任公司	中國／中國大陸	人民幣67,714,661元	–	41.88†	生產及銷售奶製品

20. 附屬公司權益（續）

公司名稱	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本	應佔股本權益百分比 本公司	本集團	主要業務
長沙華南燕京啤酒銷售有限公司	中國／中國大陸	人民幣20,000,000元	–	52.12	生產及銷售啤酒
燕京啤酒（仙桃）有限公司δ	中國／中國大陸	人民幣100,000,000元	–	54.67	生產及銷售啤酒
廣東燕京啤酒有限公司δ	中國／中國大陸	人民幣100,000,000元	–	66.15	生產及銷售啤酒
燕京啤酒（曲阜三孔）有限責任公司（「燕京三孔」）δ	中國／中國大陸	人民幣230,769,230元	–	55.55	生產及銷售啤酒
北京王府井百貨（集團）有限公司（「王府井」）#	中國／中國大陸	人民幣392,973,026元	–	50.1	經營百貨大樓
成都王府井百貨有限公司	中國／中國大陸	人民幣50,000,000元	–	35.07†	經營百貨大樓及物業發展
廣州王府井百貨大樓有限責任公司	中國／中國大陸	人民幣10,000,000元	–	50.1	經營百貨大樓

20. 附屬公司權益（續）

公司名稱	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本	應佔股本權益百分比		主要業務
			本公司	本集團	
燕京啤酒（萊州）有限公司	中國／中國大陸	人民幣187,053,800元	–	69	生產及銷售啤酒
燕京啤酒（山東無名）股份有限公司	中國／中國大陸	人民幣83,499,643元	–	30.57†	生產及銷售啤酒
燕京啤酒（襄樊）股份有限公司	中國／中國大陸	人民幣170,700,000元	–	53.58	生產及銷售啤酒
福建燕京啤酒有限公司	中國／中國大陸	人民幣140,000,000元	–	52.9	生產及銷售啤酒
北京燕京飲料有限公司	中國／中國大陸	20,000,000美元	–	41.15†	生產及銷售飲料
燕京啤酒（浙江仙都）有限公司	中國／中國大陸	人民幣133,350,000元	–	41.15†	生產及銷售啤酒
燕京啤酒（長沙）有限公司	中國／中國大陸	人民幣50,000,000元	–	52.12	生產及銷售啤酒

20. 附屬公司權益(續)

主要附屬公司之詳情如下:

公司名稱	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本	應佔股本權益百分比		主要業務
			本公司	本集團	
北京燕京啤酒股份有限公司*	中國／中國大陸	人民幣674,643,432元	–	54.86	生產及銷售啤酒
燕京啤酒(包頭雪鹿)股份有限公司(「燕京包頭」)	中國／中國大陸	人民幣193,219,374元	–	43.08†	生產及銷售啤酒
燕京(桂林漓泉)股份有限公司(「燕京桂林」)	中國／中國大陸	人民幣138,600,000元	–	40.61†	生產及銷售啤酒
燕京啤酒(赤峰)有限責任公司	中國／中國大陸	人民幣113,070,200元	–	38.81†	生產及銷售啤酒
燕京啤酒(贛州)有限責任公司	中國／中國大陸	人民幣86,880,000元	–	52.61	生產及銷售啤酒
燕京啤酒(衡陽)有限公司	中國／中國大陸	人民幣180,660,000元	–	51.43	生產及銷售啤酒
湖南燕京啤酒有限公司	中國／中國大陸	人民幣95,000,000元	–	50.82	生產及銷售啤酒
江西燕京啤酒有限責任公司	中國／中國大陸	人民幣129,511,385元	–	41.66†	生產及銷售啤酒

19. 商譽及負商譽 *(續)*

(b) *商譽減值測試 (續)*

- *預算毛利率*

  釐訂賦予預算毛利率數值之基準為緊接預算年度前之一個年度所達致之平均毛利率，因預期效率之改善而增加。

- *商業環境*

  被評估實體之業務運作期間，中國政治、法制及經濟情況概無出現任何重大變動。

20. 附屬公司權益

	本公司	
	二零零四年	二零零三年
	千港元	千港元
非上市股份，按成本	**4,100,247**	4,120,771
應收附屬公司款項	**2,890,020**	2,415,770
借予一間附屬公司之貸款	**–**	20,255
應付附屬公司款項	**(813,280)**	(571,005)
	6,176,987	5,985,791
減值撥備	**(261,751)**	(165,414)
	5,915,236	5,820,377

應收／應付附屬公司款項乃無抵押、免息及無固定償還期。借予一間附屬公司之貸款乃無抵押、須按年期相若之銀行貸款之市場息率計息，並無固定還款期。

19. 商譽及負商譽 *(續)*

(b) 商譽減值測試(續)

(i) 於該等業務類別有關業務單位之可收回金額基於現金流量預測所使用之可使用價值計算，現金流量預測根據管理層批准覆蓋於5至9年期間之財政預算釐訂。現金流量預測使用之折現率為5%

(ii) 於高速公路及收費公路有關業務單位之可收回金額乃使用可使用價值之計算方法。計算現金流量預測乃根據獨立估值師按高級管理層批准於18年期間之財政預算，並參考交通及公路收費而作出。現金流量預測使用之折現率為13.5%，即中國大陸收費公路行業之平均折現率。

於截至二零零四年十二月三十一日止年度，於損益賬確認17,512,000港元之減值虧損為本集團奶類業務之商業單位之商譽，原因是本集團高級管理層相信該業務單位於可見將來無法提供淨現金流入。

根據商譽減值測試，董事認為，無需為本集團餘下商譽進一步作出減值撥備。

計算可使用價值所用之關鍵假設
下文說明管理層進行商譽減值測試作為基礎之現金流量預測所根據重要假設：

- *預算營業額*
  預算營業額根據下列假設：

  - 有關高速公路及收費公路之業務單位，乃根據獨立估值師簽發之預測交通及公路收益；

  - 就餘下業務類別之業務單位而言，參照i)被評估實體經營業務之市場之預期增長率及ii)被評估實體之預期市場佔有率

19. 商譽及負商譽*（續）*

(a) 誠如財務報表附註2(d)所詳述，本年度採用HKFRS 3:

- 本集團自二零零四年一月一日起停止商譽攤銷；
- 由於於二零零四年一月一日之商譽成本出現相應下跌，於二零零四年一月一日之36,822,000港元累計商譽攤銷已撇銷；
- 自二零零四年十二月三十一日起，每年及當有減值跡象出現時，商譽會作減值測試；及
- 採納HKFRS 3之過渡條文後，於二零零四年一月一日（於綜合資產負債表確認及計入資本儲備分別為7,547,000港元及657,924,000港元賬面值之負商譽透過調整於二零零四年一月一日之公開保留溢利及少數股東權益（分別為663,614,000港元及1,857,000港元）的方式不作確認。

(b) 商譽減值測試

於收購時所收購商譽之賬面值已分配予本集團以下個別業務類別之有關商業單位以進行減值測試：

本集團

	附註	二零零四年 十二月三十一日 千港元	二零零三年 一月一日 千港元
持續經營業務：			
零售業務類別	*(i)*	**33,822**	7,018
高速公路及收費公路經營類別	*(ii)*	**21,687**	21,687
電訊及資訊科技相關服務及產品類別	*(i)*	**132,622**	128,107
地熱系統類別	*(i)*	**104,283**	104,283
其他		**37,784**	23,239
		330,198	284,334
終止業務－奶製品	*11(b)*	**2,196**	16,077
總商譽		**332,394**	300,411

19. 商譽及負商譽(*續*)

誠如財務報表附註3所詳述,就二零零一年一月一日前收購附屬公司,本集團採納HKFRS 3之過渡條文,該條文容許於採納HKFRS前因收購事項而產生之商譽及負商譽,繼續分別於綜合資本儲備中對銷或計入綜合資本儲備內。

因於二零零一年一月一日前收購附屬公司所產生並保留於綜合資本儲備之商譽及負商譽數額如下:

本集團

	於綜合資本儲備撇銷之商譽 千港元	**計入綜合資本儲備之負商譽** 千港元
成本:		
於二零零三年一月一日及於二零零三年十二月三十一日	429,693	(657,924)
於二零零四年一月一日:		
如前呈列	429,693	(657,924)
採納HKFRS 3－*附註2(d)*	–	657,924
如重列及於二零零四年十二月三十一日	**429,693**	**–**
累計減值:		
於二零零三年一月一日	–	–
於年內在損益賬確認之減值	5,132	–
於二零零三年及二零零四年十二月三十一日	**5,132**	–
淨額:		
於二零零四年十二月三十一日	**424,561**	–
於二零零三年十二月三十一日	424,561	(657,924)

19. 商譽及負商譽

因收購附屬公司及少數股東權益而產生、並於綜合資產負債表內資本化成為資產之商譽或確認之負商譽之數額如下：

本集團

	附註	**商譽** 千港元	**負商譽** 千港元
成本：			
於二零零三年一月一日		171,725	(68,625)
收購附屬公司	*45(a)*	141,154	–
收購少數股東權益		26,710	(4,545)
於二零零三年十二月三十一日		339,589	(73,170)
於二零零四年一月一日：			
如前呈列		339,589	(73,170)
採用HKFRS 3之影響	*2(d)*	(36,822)	73,170
重列		302,767	–
收購附屬公司	*45(a)*	27,052	–
收購少數股東權益		4,761	–
本年度關連共同控制公司成為附屬公司而產生之共同控制實體利益重新分類	*21*	17,682	–
歸屬於已終止經營之業務	*11(b)*	(22,064)	–
於二零零四年十二月三十一日		**330,198**	**–**
累計攤銷及減值／（確認為收入）：			
於二零零三年一月一日		16,426	(55,209)
本年度攤銷撥備／（確認為收入）		20,396	(10,414)
於損益賬內確認之年內減值撥備		2,356	–
於二零零三年十二月三十一日		39,178	(65,623)
於二零零四年一月一日：			
如前呈列		39,178	(65,623)
採用HKFRS 3之影響	*2(d)*	(36,822)	65,623
重列		2,356	–
年內於損益賬確認之減值		17,512	–
歸屬於已終止經營之業務	*11(b)*	(19,868)	–
於二零零四年十二月三十一日		**–**	**–**
賬面淨值：			
於二零零四年十二月三十一日		**330,198**	**–**
於二零零三年十二月三十一日		300,411	(7,547)

18. 無形資產（續）

(a) 特許經營權

(i) 根據本公司與北京市自來水公司（「北京自來水」）於一九九八年七月十三日簽訂的特許經營權協議，本公司以代價人民幣1,500,000,000 元從北京自來水收購一項經營權，據此自一九九八年十一月二十四日起二十年期間於北京營運一自來水淨化及處理廠（第九水廠一期）以及銷售淨化水。北京自來水已向本公司保證，於特許經營權期限內，每年從自來水淨化及處理業務會取得人民幣210,000,000 元的現金流入淨額。該項獲授予的特許權隨後已由本公司轉讓予北京北控制水有限公司，該全資附屬公司為本公司為了持有此經營權及參與自來水淨化及處理業務而設立。

於二零零四年十二月三十一日，該特許經營權之餘下攤銷年期為14年。

(ii) 根據香港中基設施投資有限公司（為本公司間接擁有96.5%的附屬公司）與深圳市石觀公路有限公司（「石觀公路公司」）於二零零一年七月十八日簽訂的合作合營協議，共同建立深圳觀順公路管理有限公司（「深圳觀順」，為本公司間接擁有53.08%的附屬公司），以及根據有關政府部門的批准，石觀公路公司以總代價人民幣652,000,000 元轉讓一項經營權予深圳觀順，藉以自二零零二年四月十二日起二十年期間經營位於深圳市的深圳石觀公路。

於二零零四年十二月三十一日，該特許經營權之餘下攤銷年期為17年4個月。

(b) 遞延開發成本

二零零二年，本集團進行的科技發展計劃獲得一中國政府部門向本集團授出一項4,710,000 港元的政府資助，並在計算遞延開發成本賬面值時以減免入賬。

18. 無形資產

本集團

	特許經營權 千港元 *(附註(a))*	管理信息系統 千港元	許可證權 千港元	遞延開發成本* 千港元 *(附註(b))*	總額 千港元
成本：					
於二零零三年一月一日	2,027,321	18,868	–	11,130	2,057,319
收購一間附屬公司 －*附註45(a)*	–	–	8,108	–	8,108
增加	–	–	1,886	2,164	4,050
於二零零三年十二月三十一日及二零零四年一月一日	2,027,321	18,868	9,994	13,294	2,069,477
增加	–	–	12,000	3,642	15,642
於二零零四年十二月三十一日	**2,027,321**	**18,868**	**21,994**	**16,936**	**2,085,119**
累計攤銷及減值：					
於二零零三年一月一日	300,534	2,202	–	–	302,736
年內已撥備攤銷	101,367	1,886	735	–	103,988
在損益賬中確認年內減值	–	–	–	13,294	13,294
於二零零三年十二月三十一日及二零零四年一月一日	401,901	4,088	735	13,294	420,018
年內攤銷	101,367	1,886	1,435	–	104,688
於二零零四年十二月三十一日	**503,268**	**5,974**	**2,170**	**13,294**	**524,706**
賬面淨值：					
於二零零四年十二月三十一日	**1,524,053**	**12,894**	**19,824**	**3,642**	**1,560,413**
於二零零三年十二月三十一日	1,625,420	14,780	9,259	–	1,649,459

* 內部產生

17. 土地之租金

本集團

	附註	二零零四年 千港元	二零零三年 千港元
成本：			
年初：			
如前呈列		**–**	–
採納HKAS 17之影響	*2(a)*	**512,004**	484,840
重列		**512,004**	484,840
收購附屬公司	*45(a)*	**113,370**	15,295
增加		**18,771**	31,026
出售		**(28,083)**	(19,157)
歸屬於已終止經營之業務	*11(b)*	**(79,276)**	–
出售附屬公司	*45(b)*	**(5,270)**	–
年末		**531,516**	512,004
累計攤銷：			
年初：			
如前呈列		**–**	–
採納HKAS 17之影響	*2(a)*	**66,285**	75,633
重列		**66,285**	75,633
收購附屬公司	*45(a)*	**39,002**	–
年內攤銷		**9,693**	8,682
出售		**(3,296)**	(18,030)
歸屬於已終止經營之業務	*11(b)*	**(18,326)**	–
出售附屬公司	*45(b)*	**(211)**	–
年末		**93,147**	66,285
賬面淨值：			
年終		**438,369**	445,719
歸類為流動資產部份		**(8,176)**	(9,693)
長期部份		**430,193**	436,026

於二零零四年十二月三十一日，本集團之租賃土地以中期租賃持有。

16. 投資物業 *(續)*

(b) 投資物業根據經營租約租賃予第三方，其他概要詳情載於財務報表附註47(a)，本集團及本公司之已收及應收租金收入總額及有關該等投資物業之相關開支概述如下：

	本集團		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千港元	千港元	**千港元**	千港元
租金收入總額	**22,249**	15,080	**6,598**	5,011
直接開支	**(3,700)**	(1,792)	**(742)**	(449)
租金收入淨額	**18,549**	13,288	**5,856**	4,562

(c) 本集團抵押於結算日賬面總值6,500,000港元(二零零三年：12,940,000港元)之若干投資物業，以獲取若干銀行貸款及其他提供予本集團之貸款(附註36(d)(i))。

(d) 於二零零四年十二月三十一日，上述投資物業經由戴德梁行有限公司及世邦魏理仕有限公司以公開市場收入資本基準或公開市場基準，使用直接比較法重新估值。

16. 投資物業

	附註	本集團		本公司	
		二零零四年	二零零三年	**二零零四年**	二零零三年
		千港元	千港元	**千港元**	千港元
估值：					
年初：					
如前呈列		**–**	–	**–**	–
採納HKAS 1之影響	*2(i)*	**277,461**	277,261	**134,000**	134,000
重列		**277,461**	277,261	**134,000**	134,000
從租賃物業轉撥	*15*	**16,544**	–	**–**	–
從進行中建築工程轉撥	*15*	**43,793**	–	**–**	–
出售		**(6,441)**	–	**–**	–
歸屬於已終止業務	*11(b)*	**(2,420)**	–	**–**	–
重估盈餘		**13,785**	200	**–**	–
年末，重列		**342,722**	277,461	**134,000**	134,000

(a) 於二零零四年十二月三十一日，本集團之投資物業按下列租賃年期持有：

本集團

	香港	**其他地區**	**總額**
	千港元	千港元	千港元
長期租賃	94,325	–	94,325
中期租賃	6,500	241,897	248,397
	100,825	241,897	342,722

本公司之投資物業全數位於中國大陸及以中期租賃持有。

15. 固定資產(續)

本公司

	附註	租賃樓宇 千港元	租賃物業裝修 千港元	傢俬、裝置及辦公室設備 千港元	汽車 千港元	投資物業 千港元	總額 千港元
成本:							
於二零零三年一月一日:							
如前呈列		41,000	9,239	4,608	940	134,000	189,787
採納HKAS 1之影響	2(i)	–	–	–	–	(134,000)	(134,000)
重列		41,000	9,239	4,608	940	–	55,787
增加		1,319	–	230	1,312	–	2,861
出售		–	–	–	(196)	–	(196)
於二零零三年十二月三十一日		42,319	9,239	4,838	2,056	–	58,452
於二零零四年一月一日:							
如前呈列		42,319	9,239	4,838	2,056	134,000	192,452
採納HKAS1之影響	2(i)	–	–	–	–	(134,000)	(134,000)
重列		42,319	9,239	4,838	2,056	–	58,452
增加		–	769	516	–	–	1,285
於二零零四年十二月三十一日		**42,319**	**10,008**	**5,354**	**2,056**	**–**	**59,737**
累計折舊:							
於二零零三年一月一日		1,592	9,010	4,004	875	–	15,481
本年度計提		1,694	119	299	57	–	2,169
出售		–	–	–	(143)	–	(143)
於二零零三年十二月三十一日		3,286	9,129	4,303	789	–	17,507
於二零零四年一月一日		3,286	9,129	4,303	789		17,507
本年度計提		962	77	262	261		1,562
於二零零四年十二月三十一日		**4,248**	**9,206**	**4,565**	**1,050**		**19,069**
賬面淨值:							
於二零零四年十二月三十一日		**38,071**	**802**	**789**	**1,006**	**–**	**40,668**
於二零零三年十二月三十一日,重列		39,033	110	535	1,267	–	40,945

本公司之租賃樓宇全部位於中國大陸,並按中期租賃持有。

15. 固定資產 *(續)*

(c) 上述若干於結算日賬面淨值總額達519,673,000港元(二零零三年:183,378,000港元)之租賃樓宇、廠房及機器及投資物業已作抵押,以取得若干授予本集團之銀行及其他貸款(*附註36(d)(i)*)。

(d) 於二零零三年十二月三十一日,酒店物業已由獨立合資格專業估值師戴德梁行有限公司按公開市場收入資本化基準重估其價值。

(e) 本集團及本公司有若干租賃樓宇於截至二零零零年十二月三十一日止年度按其當時之賬面值41,000,000 港元從投資物業中重新分類,該賬面值由獨立合資格專業估值師戴德梁行有限公司於一九九九年十二月三十一日按公開市值估值。假如本集團經重估之酒店物業以及土地及樓宇以歷史成本減累計折舊列賬,則賬面值會分別為35,304,000港元(二零零三年:36,228,000港元)。

(f) 於截至二零零四年十二月三十一日止年度確認之合共29,386,000港元減值虧損主要指,於年內「公司及其他」分部中若干香港物業所撇減至可收回金額之數額(當其轉撥至投資物業時)。可收回金額乃按公平值減銷售成本,並按獨立專業合資格估值師戴德梁行有限公司進行之估值釐定。估值採用直接比較法按照公開市值的基準進行。

15. 固定資產 *(續)*

(a) 上文所包括之租賃樓宇、高速公路及有關建築物乃根據下列租賃年期持有:

本集團

	香港	**其他地方**	**總額**
	千港元	千港元	千港元
長期租賃	51,580	–	51,580
中期租賃	8,500	4,109,491	4,117,991
	60,080	4,109,491	4,169,571

(b) *在建工程*

在建工程指下列於二零零四年十二月三十一日尚未竣工之主要項目:

本集團

項目名稱	**預計竣工年份**	千港元
王府井北廈	二零零六年	186,750
啤酒生產廠房	二零零五年	294,344
其他項目	各異	58,955
		540,049

15. 固定資產（續）

本集團（續）

	附註	高速公路及相關建築物 千港元 (附註(a))	租賃樓宇 千港元 (附註(a)、(c)、(e)、(f))	租賃物業裝修 千港元	廠房及機器 千港元 (附註(c))	傢俬、裝置及辦公室設備 千港元	汽車 千港元	在建工程 千港元 (附註(b))	酒店物業 千港元 (附註(d))	總額 千港元
累計折舊及減值：										
於二零零三年一月一日：										
如前呈列		111,970	535,642	248,078	1,441,856	141,591	117,968	–	–	2,597,105
採用HKAS 17之影響	2(a)	–	(75,633)	–	–	–	–	–	–	(75,633)
重列		111,970	460,009	248,078	1,441,856	141,591	117,968	–	–	2,521,472
收購附屬公司	45(a)	–	2,930	–	2,915	306	377	–	–	6,528
本年度折舊撥備，重列		25,633	95,142	44,250	298,456	37,947	28,122	–	–	529,550
出售，重列		–	(1,025)	(475)	(41,761)	(2,432)	(11,379)	–	–	(57,072)
重新分類		–	5,752	–	36,047	(41,613)	(186)	–	–	–
滙兌調整		–	109	471	–	248	41	–	–	869
於二零零三年十二月三十一日		137,603	562,917	292,324	1,737,513	136,047	134,943	–	–	3,001,347
於二零零四年一月一日：										
如前呈列		137,603	629,202	292,324	1,737,513	136,047	134,943	–	–	3,067,632
採用HKAS 17之影響	2(a)	–	(66,285)	–	–	–	–	–	–	(66,285)
重列		137,603	562,917	292,324	1,737,513	136,047	134,943	–	–	3,001,347
收購附屬公司	45(a)	–	66,552	26,730	174,541	22,292	9,142	–	–	299,257
本年度折舊撥備		30,068	143,992	26,199	311,168	48,439	33,119	–	–	592,985
年內於損益賬確認之減值重新分類		–	28,370	–	1,016	–	–	–	–	29,386
出售		–	(7,739)	(38,315)	(49,709)	(4,948)	(23,745)	–	–	(124,456)
轉撥至投資物業	16	–	(49,105)	–	–	–	–	–	–	(49,105)
歸屬於已終止經營之業務	11(b)	–	(58,415)	–	(259,913)	–	(33,976)	–	–	(352,304)
出售附屬公司	45(b)	–	(591)	(290)	(7,634)	(35)	(386)	–	–	(8,936)
於二零零四年十二月三十一日		**167,671**	**685,981**	**306,648**	**1,906,982**	**201,795**	**119,097**	**–**	**–**	**3,388,174**
賬面淨值：										
於二零零四年十二月三十一日		**1,038,075**	**2,277,844**	**107,343**	**2,079,331**	**171,937**	**123,992**	**540,049**	**–**	**6,338,571**
於二零零三年十二月三十一日－重列		1,067,334	2,320,691	53,309	2,204,942	138,397	138,295	556,774	17,759	6,497,501

15. 固定資產

本集團

	附註	高速公路及相關建築物 千港元 (附註(a))	租賃樓宇 千港元 (附註(a)、(c)、(e)、(f))	租賃物業裝修 千港元	廠房及機器 千港元 (附註(c))	傢俬、裝置及辦公室設備 千港元	汽車 千港元	在建工程 千港元 (附註(b))	酒店物業 千港元 (附註(d))	總額 千港元
成本或估值：										
於二零零三年一月一日：										
如前呈列		1,204,937	3,165,936	319,436	3,463,832	303,053	252,139	593,398	295,020	9,597,751
採用HKAS 1及17之影響	2(a), (i)	–	(484,840)	–	–	–	–	–	(277,261)	(762,101)
重列		1,204,937	2,681,096	319,436	3,463,832	303,053	252,139	593,398	17,759	8,835,650
收購附屬公司，重列	45(a)	–	8,442	–	17,519	2,374	1,926	87	–	30,348
增加－重列		–	52,880	23,279	174,098	42,652	33,668	442,708	–	769,285
轉撥自在建工程		–	161,032	2,900	282,163	9,434	2,256	(457,785)	–	–
出售－重列		–	(38,051)	(723)	(60,464)	(4,215)	(13,658)	(21,634)	–	(138,745)
重新分類		–	17,392	–	65,307	(79,511)	(3,188)	–	–	–
滙兌調整		–	817	741	–	657	95	–	–	2,310
於二零零三年十二月三十一日		1,204,937	2,883,608	345,633	3,942,455	274,444	273,238	556,774	17,759	9,498,848
於二零零四年一月一日：										
如前呈列		1,204,937	3,395,612	345,633	3,942,455	274,444	273,238	556,774	295,220	10,288,313
採用HKAS 1及17之影響	2(a), (i)	–	(512,004)	–	–	–	–	–	(277,461)	(789,465)
重列		1,204,937	2,883,608	345,633	3,942,455	274,444	273,238	556,774	17,759	9,498,848
收購附屬公司	45(a)	–	258,034	28,534	317,965	29,960	18,409	985	–	653,887
增加		–	181,913	23,363	158,797	47,378	31,520	616,194	–	1,059,165
轉撥自在建工程		809	155,644	64,397	272,476	28,282	7,663	(529,271)	–	–
轉撥至投資物業	16	–	(65,649)	–	–	–	–	(43,793)	–	(109,442)
出售		–	(89,649)	(46,796)	(55,441)	(6,232)	(33,306)	(25,074)	(4,234)	(260,732)
歸屬於已終止經營之業務	11(b)	–	(350,887)	–	(566,467)	–	(51,887)	(34,944)	(13,525)	(1,017,710)
出售附屬公司	45(b)	–	(9,189)	(1,140)	(83,472)	(100)	(2,548)	(822)	–	(97,271)
於二零零四年十二月三十一日		**1,205,746**	**2,963,825**	**413,991**	**3,986,313**	**373,732**	**243,089**	**540,049**	**–**	**9,726,745**
成本或估值分析：										
於二零零四年十二月三十一日										
按成本		1,205,746	2,963,825	413,991	3,986,313	373,732	243,089	540,049	–	9,726,745
於二零零三年十二月三十一日										
按成本		1,204,937	2,883,608	345,633	3,942,455	274,444	273,238	556,774	–	9,481,089
按估值		–	–	–	–	–	–	–	17,759	17,759
		1,204,937	2,883,608	345,633	3,942,455	274,444	273,238	556,774	17,759	9,498,848

14. 每股盈利

盈利：(續)

(ii) 來自持續經營業務之本年度溢利：

	二零零四年 千港元	二零零三年 千港元 (重列)
來自持續經營業務，用作計算每股基本盈利之本年度母公司股東應佔溢利	**571,892**	449,204
扣除即期稅項後，燕京啤酒之可換投債券之債務部份涉及之本年度利息開支	**4,819**	5,302
假使悉數行使燕京啤酒之未行使可換股債券，於燕京啤酒之權益因被攤薄而導致減少本年度應佔燕京啤酒純利	**(14,077)**	(11,314)
來自持續經營業務，用作計算每股攤薄盈利之本年度母公司股東應佔溢利	**562,634**	443,192

普通股數目：

	二零零四年	二零零三年
用作計算每股基本及攤薄盈利之本年度已發行普通股之加權平均數	**622,500,000**	622,500,000

於截至二零零四年及二零零三年十二月三十一日止年度行使本公司及本公司附屬公司北京發展(香港)有限公司(「北京發展」)之未行使購股權並無對本集團於該等年度之每股基本盈利造成攤薄影響。

於截至二零零四年十二月三十一日止年度行使本公司於二零零四年收購之附屬公司衡浪平台之未行使購股權並無對本集團於該年度之每股基本盈利造成攤薄影響。

14. 每股盈利

截至二零零四年十二月三十一日止年度之每股基本及攤薄盈利乃根據以下數據計算：

盈利：

	二零零四年 千港元	二零零三年 千港元 （重列）
(i) 本年度溢利：		
用作計算每股基本盈利之本年度母公司股東應佔溢利	**503,188**	450,045
扣除即期税項後，燕京啤酒之可換投債券之債務部份涉及之本年度利息開支	**4,819**	5,302
假使悉數行使燕京啤酒發行之未行使可換股債券，於燕京啤酒之權益因被攤薄而導致減少本年度本集團應佔燕京啤酒純利	**(14,077)**	(11,314)
用作計算每股攤薄盈利之本年度母公司股東應佔溢利	**493,930**	444,033

11. 已終止經營之業務（續）

(c) 已終止經營之業務截至二零零四年及二零零三年十二月三十一日止年度之現金流量淨額如下：

	二零零四年 千港元	二零零三年 千港元
經營活動現金淨流入	**41,910**	18,904
投資活動現金淨流出	**(47,014)**	(106,172)
融資活動現金淨流入	**7,183**	111,426
來自已終止經營之業務之現金淨流入	**2,079**	24,158

(d) 已終止經營之業務每股虧損

已終止經營之業務，基本	**(0.11港元)**	–
已終止經營之業務，攤薄	**不適用**	不適用

12. 母公司股東權益應佔日常業務純利

在本公司截至二零零四年十二月三十一日止年度財務報表中處理之母公司股東權益應佔日常業務純利約為383,143,000港元（二零零三年：虧損淨額50,109,000港元）*（附註35(b)）*。

13. 股息

	二零零四年 千港元	二零零三年 千港元
中期股息－每股普通股0.10港元（二零零三年：0.10港元）	**62,250**	62,250
建議派發之末期股息－每股普通股0.20港元（二零零三年：0.18港元）	**124,500**	112,050
	186,750	174,300

年內建議派發之末期股息須待本公司股東在即將舉行之股東週年大會上批准，方為作實。

11. 已終止經營之業務 *(續)*

(b) 已終止經營之業務於二零零四年十二月三十一日按賬面值及公平值(較低者)減成本之主要資產及負債類別如下:

	附註	二零零四年 千港元	二零零三年 千港元
資產:			
固定資產	15	**665,406**	–
投資物業	16	**2,420**	–
土地之租金	17	**60,950**	–
商譽	19	**2,196**	–
於共同控制公司之權益		**125,113**	–
可供出售財務資產		**22,892**	–
存貨		**85,280**	–
應收款項貿易賬項及應收票據		**120,424**	–
其他應收款項		**81,650**	–
可退回稅項		**3,649**	–
已抵押銀行存款		**156**	–
現金及現金等價物		**134,597**	–
列為持作出售之非流動資產		**1,304,733**	–
負債:			
應付貿易賬款及應付票據		**(64,171)**	–
其他應付款項及應計款項		**(166,592)**	–
銀行及其他貸款		**(262,281)**	–
遞延稅項負債		**(751)**	–
列為與持作出售的非流動資產有關聯之負債		**(493,795)**	–
已終止經營之業務應佔資產淨值		**810,938**	–

11. 已終止經營之業務

於二零零四十二月六日，本公司公佈其與一關連公司北京三元集團有限責任公司(「三元集團」)及當時最終控股公司京泰實業於二零零四年十二月三日訂立兩份獨立股份轉讓協議，本公司有條件向三元集團及京泰實業出售其全資附屬公司北京企業(食品)有限公司(「北京企業食品」)，其中65.46%出售予三元集團，另外34.54%出售予京泰實業，代價分別約為人民幣323,600,000元(約304,900,000港元)及人民幣237,400,000元(約223,600,000港元)。該出售交易待本公司股東及中國若干政府機關批准。

於結算日後，該出售交易於二零零五年一月七日之本公司股東特別大會上獲股東通過，惟於財務報表通過日期尚未獲得中國若干政府機關批准。董事認為，該出售交易可於二零零五年十二月三十一日止年度內完成。

北京企業食品之主要資產為其於三元食品(一間在中國主要從事生產及銷售奶製品之公司，其股份於上海證券交易所上市)55%股權。奶製品業務為本集團之獨立業務分類及由三元食品單獨承擔。截止二零零四年十二月三十一日止年度，三元食品分類為出售組別及持作銷售。

(a) 以下概述已終止經營之業務截至二零零四年及二零零三年十二月三十一日止年度之業績：

	二零零四年 **千港元**	二零零三年 千港元
營業額	**885,684**	1,003,811
開支	**(1,010,217)**	(1,018,406)
已終止經營之業務除稅前虧損	**(124,533)**	(14,595)
稅項	**3,687**	6,810
已終止經營之業務虧損淨額	**(120,846)**	(7,785)

10. 稅項 *(續)*

就除稅前溢利／(虧損)以適用於本公司及其大部份附屬公司所在國家之法定稅率計算之稅項開支以及按實際稅率計算之稅項開支／(收入)對賬，以及適用稅率(即法定稅率)與實際稅率之對賬如下：

本集團－二零零四年

	香港		中國大陸		海外		總額	
	千港元	%	千港元	%	千港元	%	千港元	%
除稅前溢利／(虧損)	(141,952)		1,029,007		7,174		894,229	
按法定稅率計算之稅項	(24,841)	17.5	339,573	33.0	2,152	30.0	316,884	35.4
特別省份或地方當局之較低稅率	-	-	(85,686)	(8.3)	(1,530)	(21.3)	(87,216)	(9.8)
就過往期間之當期稅項之調整	-	-	5	-	-	-	5	-
毋須課稅收入	(12,220)	8.6	(106,398)	(10.3)	(86)	(1.2)	(118,704)	(13.3)
不可扣稅開支	27,608	(19.4)	19,179	1.9	307	4.3	47,094	5.3
不確認為遞延稅項資產之稅項虧損	10,387	(7.3)	66,004	6.4	764	10.6	77,155	8.6
動用過往期間之稅項虧損	(6)	-	(4,622)	(0.4)	(1,121)	(15.6)	(5,749)	(0.6)
按本集團實際稅率計算之稅項開支	928	(0.6)	228,055	22.3	486	6.8	229,469	25.6

本集團－二零零三年

	香港		中國大陸		海外		總額	
	千港元	%	千港元	%	千港元	%	千港元	%
			(重列)	(重列)			(重列)	(重列)
除稅前溢利／(虧損)	(163,369)		983,916		(3,389)		817,058	
按法定稅率計算之稅項	(28,589)	17.5	324,659	33.0	(1,016)	30.0	295,054	36.1
特別省份或地方當局之較低稅率	-	-	(115,526)	(11.7)	(703)	20.7	(116,229)	(14.2)
就過往期間之當期稅項之調整	(581)	0.3	(2,632)	(0.3)	(151)	4.4	(3,364)	(0.4)
毋須課稅收入	(5,528)	3.4	(82,173)	(8.4)	(332)	9.8	(88,033)	(10.8)
不可扣稅開支	20,904	(12.8)	16,791	1.7	977	(28.8)	38,672	4.7
不確認為遞延稅項資產之稅項虧損	13,785	(8.4)	51,976	5.3	1,191	(35.1)	66,952	8.2
動用過往期間之稅項虧損	-	-	(3,588)	(0.4)	(103)	3.0	(3,691)	(0.5)
按本集團實際稅率計算之稅項開支／(計入)	(9)	-	189,507	19.2	(137)	4.0	189,361	23.1

根據中國有關稅務法規，本公司若干附屬公司可享有所得稅豁免及扣減。

10. 税項

香港利得税乃根據年內於香港獲得之估計應課税溢利按17.5%(二零零三年:17.5%)之税率作出撥備。中國大陸及海外業務之所得税乃按照當地的現有法例、詮釋及慣例,根據年內獲得之估計應課税溢利按適用之税率作出撥備。

	本集團	
	二零零四年	二零零三年
	千港元	千港元
		(重列)
持續經營業務:		
本年度－中國		
香港	**712**	571
中國大陸	**239,301**	189,875
本年度－海外	**486**	14
過往年度之撥備不足	**5**	4,499
遞延税項－*附註39*	**(7,348)**	1,212
持續經營之業務之税項開支總額	**233,156**	196,171
已終止經營之業務		
本年度－中國大陸,中國	**1,693**	5,174
過往年度超額撥備	**–**	(7,863)
遞延税項－*附註39*	**(5,380)**	(4,121)
已終止經營之業務之税項－*附註11(a)*	**(3,687)**	(6,810)
本年度之税項開支	**229,469**	189,361

根據本集團如財務報表附註2(i)所述於年內提早採納HKAS 1之呈報規定,於過往計入綜合損益賬之税項開支之本集團應佔共同控制公司及聯營公司税項,現將分別計入應佔共同控制公司及聯營公司之溢利及虧損。截至二零零三年十二月三十一日止年度之比較金額已作重列,以符合本年度之呈報方式。

9. 五位最高薪僱員

年內，五位最高薪僱員包括三位（二零零三年：三位）董事。五位最高薪僱員之酬金詳情如下：

	二零零四年 **千港元**	二零零三年 千港元
薪金、津貼及實物利益	**7,887**	6,795
退休金計劃供款	**342**	187
	8,229	6,982

五位最高薪僱員之酬金屬於下列金額範圍：

	二零零四年 **僱員人數**	二零零三年 僱員人數
1,000,001港元－1,500,000港元	**2**	4
1,500,001港元－2,000,000港元	**2**	1
2,000,001港元－2,500,000港元	**1**	–
	5	5

8. 董事酬金（續）

(b) 執行董事及非執行董事

	袍金 千港元	薪金、津貼及實物利益 千港元	退休金計劃供款 千港元	總酬金 千港元
二零零四年				
執行董事：				
衣錫群先生	**–**	**2,274**	**97**	**2,371**
張虹海先生	**–**	**1,513**	**88**	**1,601**
李福成先生	**80**	**–**	**–**	**80**
郭迎明先生	**80**	**–**	**–**	**80**
劉凱先生	**–**	**1,316**	**75**	**1,391**
鄭萬河先生	**80**	**–**	**–**	**80**
郭普金先生	**80**	**–**	**–**	**80**
李滿先生	**80**	**–**	**–**	**80**
包宗業先生	**80**	**–**	**–**	**80**
魏恩鴻先生	**80**	**–**	**–**	**80**
畢玉璽先生	**–**	**–**	**–**	**–**
李中根先生	**80**	**–**	**–**	**80**
	640	**5,103**	**260**	**6,003**
非執行董事：				
方方先生	**–**	**–**	**–**	**–**
	640	**5,103**	**260**	**6,003**
二零零三年				
執行董事：				
衣錫群先生	–	604	–	604
胡昭廣先生	–	1,283	–	1,283
張虹海先生	–	–	–	–
熊大新先生	–	1,832	88	1,920
李福成先生	–	83	–	83
郭迎明先生	–	–	–	–
劉凱先生	–	1,296	75	1,371
鄭萬河先生	–	83	–	83
李滿先生	–	83	–	83
包宗業先生	–	–	–	–
邢春華先生	–	83	–	83
魏恩鴻先生	–	83	–	83
畢玉璽先生	–	83	–	83
李中根先生	–	83	–	83
	–	5,596	163	5,759
非執行董事：				
方方先生	40	–	–	40
	40	5,596	163	5,799

年內，概無董事豁免或同意豁免收取任何酬金之安排。

8. 董事酬金

以下為根據香港聯合交易所有限公司(「聯交所」)證券上市規則及公司條例第161條披露之年內董事酬金:

	本集團	
	二零零四年 千港元	二零零三年 千港元
袍金:		
執行董事	**640**	–
非執行董事	**–**	40
獨立非執行董事	**540**	240
	1,180	280
執行董事之其他酬金:		
薪金、津貼及實物利益	**5,103**	5,596
退休金計劃供款	**260**	163
	5,363	5,759
	6,543	6,039

(a) 獨立非執行董事

付予獨立非執行董事之袍金如下:

	二零零四年 千港元	二零零三年 千港元
劉漢銓先生	**100**	80
李東海先生	**120**	80
王憲章先生	**120**	80
武捷思先生	**100**	–
白德能先生	**100**	–
	540	240

年內,本公司並無其他支付予獨立非執行董事之其他酬金(二零零三年:無)。

6. 經營業務溢利（續）

	附註	二零零四年 千港元	二零零三年 千港元 （重列）
員工成本（不包括董事酬金－附註8）：			
工資、薪金及員工福利		**642,307**	597,562
退休金供款淨額		**50,528**	68,173
		692,835	665,735
滙兌虧損淨額		**1,094**	1,235
租金收入淨額		**(33,753)**	(27,030)
投資收入：			
上市		**(1,116)**	–
非上市		**(1,937)**	(7,429)

* 年內特許經營權、管理信息系統及許可證權之攤銷於綜合損益賬內計入「銷售成本」項下。

** 年內商譽之攤銷及年內遞延開發成本、商譽、固定資產、於一間聯營公司之權益、可供出售之財務資產及長期投資之減值已於綜合損益賬內計入「其他經營費用淨額」項下。

*** 就該等已失去或放棄之固定資產而收取第三方合共17,237,000港元（二零零三年：10,406,000港元）之賠償計入出售固定資產之所得款項。

7. 財務成本

	本集團	
	二零零四年 千港元	二零零三年 千港元
可換股債券之利息	**7,193**	7,913
銀行貸款及須於五年內悉數償還之其他貸款之利息	**123,744**	134,153
其他貸款之利息	**8,215**	9,108
財務成本總額	**139,152**	151,174
減：資本化至固定資產之利息	**(1,104)**	(804)
	138,048	150,370

6. 經營業務溢利

本集團經營業務溢利已扣除／(計入)：

	附註	二零零四年 千港元	二零零三年 千港元 (重列)
售出存貨成本		**6,123,409**	5,005,021
售出物業成本		**336,525**	115,015
所提供服務成本		**546,000**	569,232
折舊	15	**592,985**	529,550
特許經營權攤銷*	18	**101,367**	101,367
管理信息系統攤銷*	18	**1,886**	1,886
許可證權之攤銷*	18	**1,435**	735
研究及開發開支：			
本年度開支		**14,890**	11,089
減：資本化為遞延開發成本	18	**(3,642)**	(2,164)
		11,248	8,925
年內產生之減值**	18	**–**	13,294
		11,248	22,219
商譽：	19		
年內攤銷**		**–**	20,396
年內產生之減值**		**17,512**	7,488
		17,512	27,884
固定資產減值**	15	**29,386**	–
一間聯營公司權益減值**		**–**	7,065
可供出售財務資產減值**		**44,300**	–
長期投資減值**		**–**	46,577
出售固定資產之(收益)／虧損淨額***		**14,370**	(8,948)
出售於附屬公司之權益之虧損		**6,433**	–
視作出售於共同控制公司之權益之虧損		**680**	–
按盈虧釐訂公平值之財務資產之未變現虧損淨額		**4,570**	–
土地及樓宇經營租賃最低費用		**131,584**	103,703
攤銷土地之租金	17	**9,693**	8,682
核數師酬金		**7,474**	7,350
應收一間聯營公司款項撥備		**474**	–
應收貿易賬款呆賬撥備		**34,855**	18,865
應收其他款項呆賬撥備		**60,300**	17,855
存貨撥備		**3,183**	2,282

5. 營業額、其他收入及收益淨額（*續*）

	二零零四年 千港元	二零零三年 千港元
收益淨額		
本集團於被投資者之可辨別資產、負債及或然負債中佔有之利益超出成本，確認為收入	**35,767**	–
確認為收入之負商譽－*附註19*	**–**	10,414
出售固定資產收益淨額	**–**	8,948
出售投資物業之收益	**238**	–
視作出售附屬公司權益之收益**	**20,715**	96,530
出售一間共同控制公司部分權益之收益	**–**	779
出售聯營公司權益之收益***	**96,766**	–
視作出售一間聯營公司權益之收益	**369**	–
出售可供出售財務資產之收益	**6,298**	–
出售長期投資之收益	**–**	8,008
出售按盈虧釐訂公平值列賬之財務資產之收益	**841**	–
出售短期投資之收益	**–**	1,227
重估短期投資之未變現收益淨額	**–**	2,345
	160,994	128,251
其他收入及收益淨額	**362,779**	308,367

* 政府補貼指政府補貼、企業所得稅及營業額稅等退稅。營業額稅包括增值稅，城市建設稅及教育附加費。政府補貼為無條件，惟補貼必須用於發展本公司之附屬公司。

** 截至二零零四年十二月三十一日止年度內視作出售附屬公司權益之收益，主要因本公司之間接附屬公司北京燕京啤酒股份有限公司（「燕京啤酒」）行使若干持有人之可換股債券以換取燕京啤酒之普通股，致令本集團於燕京啤酒之權益由55.45%攤薄至54.86%而產生。

截至二零零三年十二月三十一日止年度視作出售附屬公司權益之收益，主要因本公司之間接附屬公司北京三元食品股份有限公司（「三元食品」）於二零零三年九月就其股份首次公開發售在上海證券交易所上市，按認購價每股人民幣2.6元向公眾提呈發行150,000,000股每股面值人民幣1元之新普通股，致令本集團於三元食品之權益由74.77%攤薄至57.11%而產生。

*** 截至二零零四年十二月三十一日止年度出售聯營公司權益之收益，主要因於二零零四年四月出售北京西門子20%股權予北京西門子另一合營企業伙伴。

5. 營業額、其他收入及收益淨額

營業額指(1)售出貨品之發票總值減增值稅、消費稅及政府附加費與退貨及貿易折扣後淨額；(2)扣除營業稅、消費稅及政府附加費後之酒店經營收入、路費收入及所提供服務價值總額；(3)扣除增值稅、營業稅及政府附加費後適當比例的工程合約的工程收入；及(4)租金收入。

本集團之營業額、其他收入及收益淨額分析如下：

	二零零四年 千港元	二零零三年 千港元
營業額		
啤酒業務	**3,494,029**	2,880,337
零售業務	**3,021,404**	2,184,964
高速及收費公路業務	**435,371**	361,445
自來水處理業務	**490,566**	414,561
酒店業務	**1,243**	2,095
物業建造及發展業務	**294,226**	248,545
電訊及資訊科技相關服務及產品業務	**436,399**	386,665
地熱系統及相關安裝服務	**230,693**	190,521
企業及其他業務	**376,025**	297,203
持續業務	**8,779,956**	6,966,336
已終止經營之業務－奶製品業務	**885,684**	1,003,811
	9,665,640	7,970,147
其他收入		
補償收入	**7,492**	13,897
租金收入	**37,452**	28,406
服務收入	**1,013**	3,240
投資收入	**3,053**	7,429
政府補貼*	**66,788**	51,471
原材料銷售	**15,117**	17,141
確認自一間關連公司的賠償－*附註 49*	**19,500**	21,949
其他	**51,370**	36,583
	201,785	180,116

4. 分類資料(續)

(b) 按地區分類

下表根據本集團之地區分類呈列收入之資料:

本集團

	香港		中國大陸		海外		對銷		綜合	
	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
				(重列)						(重列)
分類收入:										
銷售予外界客戶	**34,742**	10,720	**9,445,907**	7,799,291	**184,991**	160,136	**-**	-	**9,665,640**	7,970,147
分類地區之間的銷售	**10,367**	12,918	**-**	-	**38,731**	27,575	**(49,098)**	(40,493)	**-**	-
其他收入	**12,660**	7,598	**221,638**	280,287	**-**	694	**-**	-	**234,298**	288,579
合計	**57,769**	31,236	**9,667,545**	8,079,578	**223,722**	188,405	**(49,098)**	(40,493)	**9,899,938**	8,258,726
其他分類資料:										
分類資產	**5,892,477**	5,131,231	**16,713,069**	15,825,713	**66,060**	71,415	**(4,938,888)**	(4,683,095)	**17,732,718**	16,345,264
應佔資產淨值:										
共同控制公司	**58**	63	**716,884**	1,045,598	**-**	-	**-**	-	**716,942**	1,045,661
聯營公司	**-**	(357)	**550,310**	419,901	**-**	-	**-**	-	**550,310**	419,544
	5,892,535	5,130,937	**17,980,263**	17,291,212	**66,060**	71,415	**(4,938,888)**	(4,683,095)	**18,999,970**	17,810,469
未經分配之資產									**444,713**	383,287
總資產									**19,444,683**	18,193,756
資本開支	**8**	916	**1,072,045**	757,056	**2,754**	15,363	**-**	-	**1,074,807**	773,335

4. 分類資料（續）

(a) 按業務分類（續）

二零零三年（續）

本集團

	持續經營業務											已終止經營之業務		
	啤酒業務 千港元	零售業務 千港元	高速及收費公路業務 千港元	自來水處理業務 千港元	酒店業務 千港元	旅遊業務 千港元	物業建造及發展業務 千港元	電訊及資訊科技相關服務及產品業務 千港元	地熱系統 千港元	企業及其他業務 千港元	合計 千港元	奶製品業務 千港元	對銷 千港元	綜合 千港元
分類資產	5,709,792	2,472,515	2,144,147	1,166,439	27,989	-	1,113,158	628,786	329,836	6,337,380	19,930,042	1,098,317	(4,683,095)	16,345,264
應佔資產淨值：														
共同控制公司	89,756	356,935	-	-	124,153	285,397	-	21,533	-	29,788	907,562	138,099	-	1,045,661
聯營公司	10,010	16,231	-	-	-	-	22,610	195,868	-	152,505	397,224	22,320	-	419,544
	5,809,558	2,845,681	2,144,147	1,166,439	152,142	285,397	1,135,768	846,187	329,836	6,519,673	21,234,828	1,258,736	(4,683,095)	17,810,469
未經分配資產											360,395	22,892	-	383,287
總資產											21,595,223	1,281,628	(4,683,095)	18,193,756
分類負債	1,374,927	488,590	455,138	344,799	32,741	-	1,000,507	171,666	59,926	3,018,870	6,947,164	173,301	(4,683,095)	2,437,370
未經分配負債											4,455,978	208,862	-	4,664,840
總負債											11,403,142	382,163	(4,683,095)	7,102,210
其他分類資料：														
折舊，經重列	301,586	59,738	44,137	85	1,367	-	20,277	7,978	2,214	31,998	469,380	60,170	-	529,550
攤銷：														
商譽／(負商譽)淨額	225	711	1,178	-	-	-	-	7,585	3,596	5,650	18,945	(4,264)	-	14,681
無形資產	-	-	30,711	70,656	-	-	-	1,917	704	-	103,988	-	-	103,988
減值虧損：														
分類資產	-	-	-	-	-	-	-	-	-	18,426	18,426	9,421	-	27,847
未分配資產														46,577
資本開支，經重列	537,858	51,648	2,626	-	10	-	5,293	27,943	4,214	50,608	680,200	93,135	-	773,335

4. 分類資料(續)

(a) 按業務分類(續)

下表根據本集團業務分類呈列二零零三年之收入、盈利/(虧損)及若干資產、負債及開支資料:

二零零三年

本集團

	持續經營業務											已終止經營之業務		
	啤酒業務 千港元	零售業務 千港元 (重列)	高速及收費公路業務 千港元	自來水處理業務 千港元	酒店業務 千港元 (重列)	旅遊業務 千港元 (重列)	物業建造及發展業務 千港元	電訊及資訊科技相關服務及產品業務 千港元 (重列)	地熱系統 千港元	企業及其他業務 千港元 (重列)	合計 千港元 (重列)	奶製品業務 千港元 (重列)	對銷 千港元	綜合 千港元 (重列)
分類收入:														
銷售予外界客戶	2,880,337	2,184,964	361,445	414,561	2,095	-	248,545	386,665	190,521	297,203	6,966,336	1,003,811	-	7,970,147
分類業務之間的銷售	-	-	-	-	-	-	-	-	-	-	-	-	-	-
其他收入	35,400	41,470	1,653	-	-	-	5,647	10,021	11,420	136,665	242,276	46,303	-	288,579
合計	2,915,737	2,226,434	363,098	414,561	2,095	-	254,192	396,686	201,941	433,868	7,208,612	1,050,114	-	8,258,726
分類業績	333,709	65,260	203,015	151,262	346	-	19,516	68,487	48,965	9,487	900,047	13,956		914,003
利息收入											36,506	2,092		38,598
未經分配之收入及收益											19,788	-		19,788
未經分配之開支											(46,577)	-		(46,577)
經營業務溢利											909,764	16,048		925,812
財務成本											(125,762)	(24,608)		(150,370)
佔下列公司盈虧:														
共同控制公司	(60)	17,118	-	-	(12,746)	2,044	-	(230)	-	4,844	10,970	1,989		12,959
聯營公司	(720)	19	-	-	-	-	-	24,347	-	17,734	41,380	(8,024)		33,356
收購共同控制公司產生的商譽之攤銷	(678)	(342)	-	-	-	-	-	-	-	(3,679)	(4,699)	-		(4,699)
稅前溢利/(虧損)											831,653	(14,595)		817,058
稅項											(196,171)	6,810		(189,361)
年內溢利/(虧損)											635,482	(7,785)		627,697
應佔溢利/(虧損):														
母公司股權持有人											449,204	841		450,045
少數股東權益											186,278	(8,626)		177,652
											635,482	(7,785)		627,697

4. 分類資料 *(續)*

(a) *按業務分類* *(續)*

二零零四年 *(續)*

本集團

	持續經營業務											已終止經營之業務		
	啤酒業務	零售業務	高速及收費公路業務	自來水處理業務	酒店業務	旅遊業務	物業建造及發展業務	電訊及資訊科技相關服務及產品業務	地熱系統	企業及其他業務	合計	奶製品業務	對銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分類資產	6,201,523	2,955,555	2,215,978	1,358,356	-	-	646,950	667,849	409,847	7,062,469	21,518,527	1,153,079	(4,938,888)	17,732,718
應佔資產淨值：														
共同控制公司	-	225,401	-	-	(15,643)	297,781	-	43,585	-	40,705	591,829	125,113	-	716,942
聯營公司	335,376	20,406	-	-	-	-	22,610	140	-	171,778	550,310	-	-	550,310
	6,536,899	3,201,362	2,215,978	1,358,356	(15,643)	297,781	669,560	711,574	409,847	7,274,952	22,660,666	1,278,192	(4,938,888)	18,999,970
未經分配資產											418,172	26,541	-	444,713
總資產											23,078,838	1,304,733	(4,938,888)	19,444,683
分類負債	1,464,257	979,599	439,043	266,104	-	-	692,894	139,369	110,822	3,444,926	7,537,014	230,763	(4,938,888)	2,828,889
未經分配負債											4,751,565	263,032	-	5,014,597
總負債											12,288,579	493,795	(4,938,888)	7,843,486
其他分類資料：														
折舊	337,957	91,923	48,866	74	-	-	18,628	3,887	592	26,512	528,439	64,546	-	592,985
無形資產攤銷	-	-	30,711	70,656	-	-	-	2,263	1,058	-	104,688	-	-	104,688
減值虧損：														
分類資產	-	-	-	-	-	-	1,016	-	-	28,370	29,386	17,512	-	46,898
未分配資產														44,300
資本開支	649,621	242,801	8,809	-	-	-	2,848	40,629	1,797	35,909	982,414	92,393	-	1,074,807

4. 分類資料（續）

(a) 按業務分類

下表根據本集團之業務分類呈列二零零四年之收入、溢利／（虧損）及若干資產、負債及開支之資料：

二零零四年

本集團

	持續經營業務											已終止經營之業務		
	啤酒業務 千港元	零售業務 千港元	高速及收費公路業務 千港元	自來水處理業務 千港元	酒店業務 千港元	旅遊業務 千港元	物業建造及發展業務 千港元	電訊及資訊科技相關服務及產品業務 千港元	地熱系統 千港元	企業及其他業務 千港元	合計 千港元	奶製品業務 千港元	對銷 千港元	綜合 千港元
分類收入：														
銷售予外界客戶	3,494,029	3,021,404	435,371	490,566	1,243	-	294,226	436,399	230,693	376,025	8,779,956	885,684	-	9,665,640
分類業務之間的銷售	-	-	-	-	-	-	-	-	-	-	-	-	-	-
其他收入	100,660	44,436	(1,815)	-	16	-	4,564	1,942	23,917	44,080	217,800	16,498	-	234,298
合計	3,594,689	3,065,840	433,556	490,566	1,259	-	298,790	438,341	254,610	420,105	8,997,756	902,182	-	9,899,938
分類業績	405,108	130,100	262,327	194,297	(523)	-	(88,666)	85,429	57,690	(136,731)	909,031	(108,744)		800,287
利息收入											43,708	1,043		44,751
未經分配之收入及收益											126,342	2,139		128,481
未經分配之開支											(48,870)	-		(48,870)
經營業務溢利／（虧損）											1,030,211	(105,562)		924,649
財務成本											(130,338)	(7,710)		(138,048)
佔下列公司盈虧：														
共同控制公司	(5,799)	17,647	-	-	35,571	9,289	-	(116)	-	11,122	67,714	(11,261)		56,453
聯營公司	11,586	-	-	-	-	-	-	19,897	-	19,692	51,175	-		51,175
收購共同控制公司產生的商譽之攤銷	-	-	-	-	-	-	-	-	-	-	-	-		-
稅前溢利／（虧損）											1,018,762	(124,533)		894,229
稅項											(233,156)	3,687		(229,469)
年內溢利／（虧損）											785,606	(120,846)		664,760
應佔溢利／（虧損）：														
母公司股權持有人											571,892	(68,704)		503,188
少數股東權益											213,714	(52,142)		161,572
											785,606	(120,846)		664,760

4. 分類資料 *(續)*

(f) 酒店業務－在中國北京及江蘇省吳縣經營酒店，提供酒店服務；

(g) 旅遊業務－在北京旅遊景區八達嶺長城和龍慶峽提供旅遊服務；

(h) 物業建造及發展業務－建築及發展物業，以供銷售；

(i) 電訊及資訊科技相關服務及產品業務－包括透過當時一間聯營公司北京西門子通訊網絡有限公司（「北京西門子」）前稱－「北京國際交換系統有限公司」）生產和銷售電訊產品，以及其他資訊科技項目，包括建設寬頻基礎設施、提供互聯網服務及資訊科技之技術支援以及顧問服務

(j) 地熱系統業務－建造地熱系統及提供相關安裝服務；及

(k) 企業及其他業務－包括生產、分銷及銷售葡萄酒及加工食品、餐飲業務、物業投資及企業收支項目。

按地區劃分本集團業務時，收入乃根據客戶所處地區而分類，資產則根據資產所處地區而分類。

3. 主要會計政策概要（續）

僱員福利（續）

股權補償計劃（續）

本集團就購股權計劃授出購股權採納香港財務報告準則2的過渡性準則，及僅對二零零二年十一月七日後授出且於二零零三年十二月三十一日或以前未歸屬之股本結算獎勵採納香港財務報告準則2。

當購股權獲行使時，本公司、北京發展或衝浪平台將就此發行之股份以股份面值列為額外股本，而每股股份行使價超逾股份面值之差額則記入本公司、北京發展或衝浪平台之各自股份溢價賬內。在行使日期前註銷或失效之購股權均由尚未行使購股權之名冊中剔除。

4. 分類資料

業務分類資料按兩種方式呈列：(i)按業務劃分並作為主要分類申報方式；及(ii)按地區劃分並作為次要分類申報方式。

本集團經營業務乃按業務、供應之產品及服務性質而分開組成及管理。本集團各項分類業務是指該業務提供產品及服務所承受之風險及回報與其他分類業務有別之策略業務單位。分類業務詳情概述如下：

(a) 啤酒業務－生產、分銷及銷售啤酒產品；

(b) 零售業務－在北京及中國若干其他城市經營百貨公司；

(c) 奶製品業務－生產、分銷及銷售奶製品（已於年內終止－附註11）；

(d) 高速及收費公路業務－經營首都機場高速公路，該公路連接北京首都機場和北京市中心，以及經營位於中國深圳市的深圳石觀公路；

(e) 自來水處理業務－ 在北京經營一間自來水廠及銷售純淨水；

3. 主要會計政策概要*(續)*

僱員福利(續)

股權補償計劃

本公司、北京發展(香港)有限公司(「北京發展」)及衡浪平台軟件國際有限公司(「衡浪平台」)各自實行一項購股權計劃,向合資格僱員授出不得轉讓購股權,其目的是為了對本集團、北京發展集團及衡浪平台集團業務成就作出了貢獻的合資格參與者給予獎勵及報酬。

授予合資格僱員之購股權成本根據授出日期之公平值計算。對股本結算交易估值時,並不計入任何表現狀況,惟與本公司、北京發展及衡浪平台股份價格關連之狀況(「市場狀況」)除外。

股本結算交易成本連同股本相關增值於達致表現狀況期間確認,直至有關僱員可有權完全享用該獎勵日期止(「歸屬日期」)。於各申報日期就直至歸屬日期股本結算交易確認之累計開支反映歸屬期的屆滿情況及董事於該日認為基於股本工具數目的最佳估計,而認為最終將歸屬的獎勵數目。

就未有歸屬的獎勵不會確認任何開支,惟歸屬乃視乎市況而定者除外,有關獎勵不論市況條件如何,均視作已歸屬,前題是所有其他表現條件均已達成。

當股本結算獎勵之條款經改動,會確認微不足道的開支,猶如條款未經改動。此外,就由於改動而引起交易價值之上升(以改動當日的估值為準)而確認開支。

當一項股本結算獎勵註銷,視作猶如於註銷當日歸屬並未就獎勵確認之開支將即時確認。然而,如一項新獎勵取代一項註銷獎勵,並於授出當日界定為取替之獎勵,如上文所述,註銷及新獎勵兩者會被視為原有獎勵的改動。

未行使購股權之攤薄影響於計算每股盈利時反映為新增股份之攤薄。

3. 主要會計政策概要（續）

僱員福利

有薪假期結轉

本集團根據僱員合約按曆年基準給予其僱員有薪年假。在若干情況下，於結算日未支取之年假容許結轉，留待有關僱員於來年享用。於結算日，將會就年內僱員享有之有關有薪假期之預期未來成本作出累算並予結轉。

僱傭條例之長期服務金

本集團若干僱員已達到一旦遭終止聘用時，根據僱傭條例領取長期服務金所需之服務年數。倘終止僱傭合約，本集團須承擔僱傭條例所規定情況下的款項。

本集團已就預期可能支付的未能長期服務金作出撥備。該撥備乃根據截至結算日為止，僱員為本集團服務所賺取可能未來付款之最佳估計。

退休金費用

本集團為其若干僱員參與由若干中國省或市政府籌辦之定額供款退休金計劃。該等計劃之資產乃與本集團之資產分開持有。供款乃根據該等計劃之規則按合資格僱員薪金之某一百分比計算，並於應付時從損益賬中扣除。僱主之供款於其作出供款即已全面授出。

凡尚無參加退休金計劃之僱員，本集團已按彼等薪金之某一百分比為彼等計提退休金。支付上述款項所需之有關資產並無與本集團之資產分開持有。

本集團亦遵照強制性公積金計劃條例為合資格參加之僱員實施一項定額供款之強制性公積金計劃（「強積金計劃」）。強積金計劃按僱員基本薪酬之某一百分比作出供款，並於根據強積金計劃規則的規定需要支付時自損益賬中扣除。強積金計劃資產乃由與本集團資產分開之獨立管理基金持有。本集團按強積金計劃作出之供款利益全數歸屬於僱員。

3. 主要會計政策概要*(續)*

收入之確認

收入於可能為本集團帶來經濟利益及能可靠地計算時予以確認，基準如下：

(a) 銷售貨品及預售發展中物業之收益於貨品及物業擁有權之重大風險及回報已轉予買方後確認入賬，惟本集團須並無參與該等貨品及物業一般與所有權方面有關之管理及並無維持所售出貨品及物業之實際控制權；

(b) 路費收入、門票及酒店收入於收取款項時確認入賬；

(c) 落成物業之銷售在簽立銷售協議時確認入賬；

(d) 建築合約收入根據已完成部分之比例確認入賬，其他詳情載於上文有關「建築合約」之會計政策內；

(e) 提供服務之收入於服務提供時確認入賬；

(f) 利息收入就未償還本金及實際適用利率按時間比例確認入賬；

(g) 上市或非上市投資之買賣於交易日確認入賬；及

(h) 其他投資收入於確定有權收取款項時確認入賬。

股息

董事擬派之末期股息未經股東在股東大會上批准前，會於資產負債表內分類列為股本項下之保留溢利分配。該等股息獲股東批准及宣派後乃確認為負債。

由於本公司的公司組織章程大綱及細則授予董事權力宣派中期股息，故中期股息會同時提出及宣派。因此，中期股息於提出及宣派時隨即確認為負債。

3. 主要會計政策概要（續）

外幣換算（續）

以外幣進行之交易按交易日期之功能滙率初步紀錄。以外幣列值之貨幣資產及負債按結算日之功能滙率重新換算，就此產生之滙兑差額計入損益賬（除用作對沖於海外公司投資淨額之外幣借貸所產生之差額外），並直接計入滙兑儲備內直至投資淨額出售時，才於損益賬確認。因該等借貸之滙兑差額而引起之税項費用及税項抵免於滙兑儲備內處理。按外幣以歷史成本法計算之非貨幣項目以首次交易日之滙率換算。按外幣公平值計算之非貨幣項目以公平值釐定日期之滙率換算。

就綜合現金流量表而言，海外附屬公司之現金流量按現金流量日期適用的滙率換算為港元。海外附屬公司於整個年度內經常產生之現金流量乃按年內之加權平均滙率換算為港元。

現金及現金等價物

就綜合現金流量表而言，現金等價物乃指手頭現金及流動存款以及於購入後三個月內到期，可隨時轉換為已知金額現金之短期高變現能力但價值改變的風險不大之投資扣除按要求償還之銀行透支，並為本集團現金管理之重要部份。

就資產負債表的分類而言，現金及銀行結存乃指並無限制用途的手頭現金及銀行結存，包括定期存款。

3. 主要會計政策概要(續)

關連人士

倘:

(a) 該一方直接或間接透過一間或多間中間控股公司:

(i) 控制本集團、被本集團控制、或與本集團受共同控制;

(ii) 於本集團擁有權益,因而可對本集團施以重大影響;或

(iii) 共同控制本集團;

(b) 該一方為共同控制公司;

(c) 該一方為聯營公司;

(d) 該一方為本公司或其母公司之關鍵管理層成員;

(e) 該一方為(a)或(d)項所述任何人士家族之親密成員;

(f) 該一方為(d)或(e)項所述之任何人士直接或間接控制、共同控制或可施行重大影響力之實體或享有重大投票權之實體;或

(g) 該一方向本集團或本集團關連方之任何公司提供僱員退休福利計劃,則被視為關連方。

外幣換算

本公司之功能及呈示貨幣為港元。

於中國大陸及海外之附屬公司、共同控制公司及聯營公司之功能貨幣分別以民幣及有關公司經營的基本經營環境之貨幣計值。於綜合賬目時,海外附屬公司之資產及負債按結算日適用的滙率換算為港元,損益賬乃按年內之加權平均滙率換算,就重新換算產生之滙兑差額直接計入滙兑儲備內。於出售海外公司時,與海外業務相關並於滙兑儲備內已確認之遞延累計金額於綜合損益賬確認。

3. 主要會計政策概要（續）

所得稅（續）

所有可予扣減暫時差額、未動用稅項資產結轉及未動用稅項虧損於可能獲得應課稅溢利作為抵銷該等可予扣減暫時差額、未動用稅項資產結轉及未動用稅項虧損之情況下，均確認為遞延稅項資產：

- 惟關乎於一宗並非業務合併的交易中首次確認之資產或負債且於交易時並不影響會計溢利或應課稅溢利或虧損所產生之可予扣減暫時差額之遞延稅項資產除外；及

- 就與於附屬公司、聯營公司之投資以及於合營公司之權益有關之可予扣減暫時差額而言，僅於暫時差額可能會在可見之將來撥回及將有應課稅溢利抵銷暫時差額之情況下，才確認遞延稅項資產。

遞延稅項資產之賬面值乃於各結算日進行審閱，並予以相應扣減，直至不可能有足夠應課稅溢利以動用全部或部份遞延稅項資產為止。相反，先前未確認之遞延稅項資產於可能獲得足夠應課稅溢利以動用全部或部份遞延稅項資產之情況下予以確認。

遞延稅項資產及負債乃根據於結算日已實施或已大致實施之稅率（及稅務法例），按變現資產或清償負債之期間預期適用之稅率予以估量。

經營租賃

資產所有權之大部份回報與風險仍歸於出租人之租賃，列為經營租賃。倘若本集團是出租人，由本集團根據經營租賃出租之資產會納入非流動資產，而經營租賃項下應收之租金會於租賃期以直線法計入損益賬。倘若本集團是承租人，經營租賃項下應付之租金會於租賃期以直線法在損益賬內扣除。

3. 主要會計政策概要（續）

撥備

當過往之事件導致目前須負之責任（法律責任或推定責任），而且日後有可能需要撥付資源償付有關責任所涉及之款項，則會提呈撥備，惟該項責任之數額須能夠可靠地予以估計。

當折現影響重大時，撥備確認之數額為預期日後用以償付有關責任所需支出於結算日之現值。當折現值隨時間而有所增加，有關增幅會計入損益賬之財務成本賬項內。

本集團就若干產品授出之產品保養撥備，根據銷量以及過往有關維修及退貨之經驗，按適用情況貼現至現值而予以確認。

所得稅

所得稅包括即期及遞延稅項。所得稅在損益賬中確認，倘所得稅關乎同一或不同期間直接於股東權益確認之項目，則於股東權益確認。

遞延稅項乃採用負債法，對於結算日之資產及負債之計稅基準及該等項目就財務申報之賬面值之所有暫時性差額作出撥備。

遞延稅項負債就一切暫時差額予以確認：

- 惟關乎商譽或於一宗並非業務合併的交易中首次確認之資產或負債且於交易時並不影響會計溢利或應課稅溢利或虧損所產生之遞延稅項負債除外；及

- 就與於附屬公司、聯營公司之投資以及於合營公司之權益有關之應課稅暫時差額而言，除非撥回暫時差額之時間可以控制及暫時差額可能不會在可見之將來撥回。

3. 主要會計政策概要(續)

貿易及其他應收賬款

應收貿易賬款獲確認,並以發票正本款項扣減任何壞賬撥備列賬。

倘無法全數收回貿易及其他應收賬款,則須估計該等賬款的金額。壞賬於辨認時撇銷。

銀行及其他借款

所有貸款及借款最初以成本,即有關借款已收代價扣除發行成本之公平價值確認。初次確認後,銀行及其他借款其後將以實際利息法根據已攤銷之成本計算。已攤銷成本計及任何發行成本,以及任何償付之折算或溢價。

倘負債不作確認或減值,盈虧將以攤銷過程於損益表內確認。

可換股債券

可換股債券之債務部份扣除發行成本後於資產負債表確認為負債。該等債券之相應利息將於損益賬內作利息開支扣減。發行可換股債券時,其債務部份之公平價值以等同之不可換股債券之市價釐訂,該款項以已攤銷成本基準列作非流動負債,直至債券被轉換或贖回為止。

該等債券所得款項餘額經扣除成本後發行撥往在母公司股東應佔股本內確認及計入之可轉換期權內。可轉換期權的價值以後各年保持不變。

發行成本根據有關工具於首次確認時負債與股本部份之所得款項分配比例,分攤至可換股債券之負債及股本部分。

政府資助

政府資助於可合理確定將可收取並且符合所有附帶條件時,按公平值確認入賬。該項資助如與開支項目有關,會於有系統地將該項資助與其對象成本配比所需之期間確認為收入。該項資助如與資產有關,則公平值乃計入遞延入賬,再於有關資產之預期可使用年期分期每年金額計入損益賬,或在資產之賬面值扣除,並以較少的減折舊費用方式計入損益賬。

3. 主要會計政策概要(續)

按盈虧以公平值列賬之財務資產(前稱「短期投資」)

按盈虧以公平值列賬之財務資產指持有作買賣用途之上市及非上市股權證券投資。

上市證券按個別投資基準以結算日所報之市價以公平值列賬。非上市證券按個別投資根據董事估計之公平值列賬。

由證券公平值之變動帶來之收益或虧損會計入其產生期間之損益賬或從中扣除。

存貨

存貨按成本與可變現淨值兩者中之較低者列賬。成本以先進先出法或加權平均法計算,或如屬在製品及製成品,其成本包括直接材料、直接工資及適當比例之經常性費用。

建築合約

合約收入包括已訂約之合同價值及適當之工程款、賠償款及獎勵金。合約成本包括直接材料、分包成本、直接工資及適當比例之固定和非固定之經常性建築費用。

來自固定價格建築合約之收入按已完成工程百分比方法確認入賬,並有關合約當日已產生之成本佔估計總成本之比例來確定收入。

來自成本加建築合約之收入按已完成工程百分比方法確認入賬,並參考期內產生可收回成本加賺取有關費用,以截至當日已產生成本佔有關合約估計總成本計算。

管理層一旦預期有任何預見之虧損時,將對該等虧損即時作出撥備。

當合約成本加上已確認收入減虧損超出工程進度額款,超出部份列為應收合約客戶款。

當工程進度額款超出合約成本加已確認收入減虧損數額時,超出部份為應付合約客戶款。

3. 主要會計政策概要 *(續)*

可供出售財務資產(續)

就按公平值入賬之可供出售財務資產而言,投資公平值轉變產生之盈虧列為投資重估儲備的變動,直至該投資出售、收回、或以其他方式出售、或直至決定將該投資減值為止,屆時,於投資重估儲備中確認之投資衍生之累計收益或虧損連同任何進一步減值金額於減值產生期間自損益賬中扣除。

就按成本減任何累計減值虧損入賬之可供出售財務資產而言,當有客觀證據顯示投資產生減值虧損,該投資之賬面值需減至估計未來現金流量之現值(以同類財務資產現時市場回報率貼現),及減值金額於減值減生期間自損益賬扣除。任何已確認減值虧損不能撥回。

長期投資(適用於二零零三年十二月三十一日止會計年度)

擬作持續策略或長遠目的而持有之上市和非上市股權證券之長期投資,按個別投資基準以成本減任何減值虧損列賬。

當證券之公平價值跌至低於其賬面值,除非有證據顯示減值屬暫時性則證券之賬面值會撇減至由董事估計之公平值,而減值數額會在產生期間之損益賬內扣除。當導致減值之情況及事件已成過去,並且有充足證據證明新的情況或事件將於可見將來繼續存在,則先前扣除之減值數額會計入損益賬,惟以先前扣除之數額為限。

3. 主要會計政策概要*(續)*

無形資產(續)

研究和開發成本

所有研究成本於產生時在損益賬扣除。

開發新產品的項目所產生之支出,只有在項目可清楚界定而有關支出可以獨立認定及可靠衡量,且項目在技術上之可行性已得到合理證實,而產品有商業價值時方會撥充資本及遞延。若產品開發支出未達該等規格則於產生時列作支出。

遞延開發成本以成本減累計攤銷及任何累計減值虧損列賬,並以直線法於相關產品之商業化壽命中攤銷,從商業化生產日期起最多為二十年。

借貸成本

因購入、建造或生產合資格資產(即需要一段頗長時間始能投入其擬定用途或出售之資產)而直接產生之借貸成本將被資本化,作為有關資產成本之一部份。待有關資產大致上可投入其擬定用途或出售時,該等借貸成本將會停止資本化。等待作為合資格資產支出之特定貸款之暫時性投資所賺取之利息收入從資本化之借貸成本中減除。

購買及銷售財務資產正常方式

所有以正常方式購買及銷售財務資產於交易日(即本集團承諾購買資產當日)確認,正常買賣指規定資產於特定時間內(一般由規例或市場慣例確立)付運之財務資產買賣。

可供出售財務資產

可供出售財務資產指持有作持續策略性或長期用途之上市及非上市股本證券投資,乃以公平值列賬。惟於活躍市場中並無市場報價及其公平值不能可靠計算的該等股本證券則除外,該等證券乃按成本減任何減值虧損列賬。

3. 主要會計政策概要（續）

無形資產

獨立收購無形資產按成本值撥充資本及得自收購業務之無形資產於收購日期按公平值撥充資本。於初步確認後，採用成本模式於無形資產類別。於業務產生之無形資產（不包括發展成本）不會撥充資本以及開支於產生年度從溢利中扣除。

收購之無形資產之使用年期可按有限年期或無限年期評估。使用年期有限之無形資產按成本減累計攤銷及任何累計減值虧損列值。使用年期無限之無形資產按成本列值及不作攤銷。

無形資產個別地或按產生現金之單位每年作減值測試，並按年檢討。使用年期及（如適用）按預期基準調整。

無形資產於出售時或當預期其用途及出售不會帶來未來經濟利益時不作確認，無形資產不作確認所產生之收益或虧損，乃出售所得款項淨額與無形資產之賬面值之差額，於不作確認期間在損益賬中確認。

特許經營權

特許經營權指經營自來水廠、收費公路及於一個景點區售賣門票之權利，乃按成本減累計攤銷及任何累計減值虧損列賬。攤銷以直線法於本集團獲授予特許經營權期間作出撥備。

管理信息系統

管理信息系統乃按成本減攤銷及任何累計減值虧損列賬。攤銷乃根據為期十年之估計可使用年期以直線法提呈撥備。

許可證權

許可證權以成本減任何累計攤銷及任何累計減值虧損列賬，並以直線法在估計五至十年可任用年期攤銷。

3. 主要會計政策概要（續）

投資物業

投資物業指建築及發展工程經已完成，並由本集團擁有或根據財務租賃持有作賺取租金或資本增值（或兩者兼備）之土地及樓宇之權益，有關物業不予折舊，初步按成本（包括所有交易成本計值，於初步確認後，按公平值，即各財政年度末進行之每年專業估值所得之公開市值列賬。

投資物業公平值之改變於產生期間之損益賬中確認。

投資物業於出售時或當投資物業之用途永久撤銷及預期不會有出售後之未來經濟利益時不作確認，投資物業報廢或出售產生之收益或虧損，乃出售所得款項淨額與投資物業之賬面值之差額，於報廢或出售期間之損益賬中確認。

土地之租金

土地之租金為收購租戶佔用物業長期權益之一次過繳清整筆付款。

與本集團樓宇相關之土地之租金按成本列值及以直線法基準於租約期間在損益賬中攤銷。與投資物業及已發展作銷售物業相關之土地之租金不予攤銷並計入該等物業成本部份。

發展中物業

發展中物業指發展以供出售之物業，並按成本減任何減值虧損列賬。成本包括於發展期間之土地／土地使用權成本，連同其他與物業發展有關之直接成本、借貸成本及專業費用。

預期可於結算日起計十二個月內完成之發展中物業均列作流動資產。

持作出售之物業

持作出售之物業乃按成本與可變現淨值兩者中之較低者列賬。成本包括一切發展開支、適用借貸成本及有關物業應佔之其他直接成本。可變現淨值乃按個別物業基準參考當時市價後釐定。

3. 主要會計政策概要*(續)*

固定資產及折舊(續)

其他固定資產

其他固定資產按成本減累計折舊及任何累計減值虧損列賬。

資產成本包括其購買價及將資產達至運作狀況及位置,以作其擬定用途所產生之任何直接應計成本。固定資產開始運作後所產生之支出,如保養維修,一般於產生期間在損益賬中扣除。若在可清楚顯示該等費用引致未來使用固定資產時會帶來額外經濟利益,該等費用將被資本化,作為該資產之額外成本。

高速公路及有關建築物之折舊乃採用使用單位基準計算。年度總折舊乃根據該年度實際交通流量佔餘下經營期間預計總交通流量之比例釐定。

其他固定資產之折舊乃以直線法於估計可使用年期撇銷每項資產之成本,減去其估計剩餘價值而計算,所用之主要折舊年率如下:

租賃物業按租約年期	2%-10%
租賃物業裝修	按租約年期或五年至十年,以較短期間者為準
廠房及機器	5%-20%
傢俬、裝置及辦公室設備	10%-20%
汽車	10%-20%

固定資產於出售或倘預期繼續使用資產不會產生未來經濟利益時不作確認。資產不作確認產生之盈虧按出售所得款項淨額與項目之賬面值之差異計算,計入不作確認該資產期間之損益賬。

在建工程

在建工程指在建中或安裝中之樓宇、建築物、廠房及機器及其他固定資產,並按成本減任何累計減值虧損列賬,並且不予折舊。成本包括建造、安裝及測試之直接成本,以及在建造或安裝期間與所借資金有關之已資本化之借貸成本。當在建工程竣工和可供使用時,即會被重新分類至固定資產中之適當類別。

3. 主要會計政策概要 *(續)*

資產減值 (續)

當用以釐定資產(商譽除外)可收回數額的估計方法有變時,方會撥回先前確認的減值虧損,惟撥回的金額不可超逾假設過往年度並無就該項資產確認減值虧損而釐定的賬面值(扣除任何折舊／攤銷)。撥回的減值虧損乃於產生期間計入損益賬,惟倘該項資產以重估值列值,則會根據用於該項重估資產之有關會計政策計算減值虧損之撥回數額。任何對商譽所作減值虧損不予撥回。

固定資產及折舊

酒店物業

酒店物業指於酒店建築物及用於經營酒店之整體固定資產之權益。於初步按成本確認後,酒店物業按重估金額(即於重估日期之公平值減該物業任何其後累計折舊及累計減值虧損)入賬。公平值根據各財政年度止進行之年度專業估值基準得出之公開市值釐定。重估日期之累計折舊於酒店物業總賬面值對銷以及淨額重列為有關酒店物業重估值。

由於重估而導致的酒店物業賬面值變動作為酒店重估儲備變動處理。倘若儲備未足以抵銷虧絀,則按個別基準,虧絀超出部份於損益賬扣除。任何日後重估盈餘以先前扣除虧絀為限計入損益賬。

酒店物業之折舊之計算乃依據直線法就每項酒店物業於其介乎30年至40年估計可使用年期以撇銷其估值。

當不作確認酒店物業時,就先前估值確認之酒店物業重估儲備之有關部份作為儲備變動轉撥往保留溢利。

3. 主要會計政策概要 *(續)*

業務合併 (續)

負商譽(適用截至二零零三年十二月三十一日止會計年度)(續)

倘負商譽不涉及於收購當日之可予識別之預期未來虧損及開支,該負商譽會有系統地按所購入可折舊/可攤銷資產之剩餘平均可使用年期於綜合損益賬確認。任何超出所購入非金錢資產公平值之負商譽會即時被確認為收入。

至於共同控制公司及聯營公司,任何未確認之負商譽於綜合損益賬按賬面值計入,而並不是綜合資產負債表另立一項目。

於二零零一年採納SSAP第30號「業務合併」前,收購所產生之負商譽乃計入收購年度之綜合資本儲備內。採納SSAP第30號時,本集團已採納SSAP第30號之過渡性條文,該條文允許有關負商譽仍計入綜合資本儲備。在採納該SSAP後進行收購產生之負商譽會根據SSAP第30號負商譽會計政策處理。

出售附屬公司、共同控制公司或聯營公司時,出售之盈虧乃參考出售當日淨資產計算,淨資產包括未於綜合損益賬確認之應佔負商譽及(如適用)任何相關儲備。任何於以前在收購時計入綜合資本儲備之應佔負商譽會被撥回,並於計算出售之盈虧時包括在內。

資產減值

公司會於各個結算日評估是否有跡象顯示資產出現減值,或是否有跡象顯示過往年度就資產所確認之減值虧損已不再存在或可能減少。倘出現任何該等跡象,則會估計資產之可收回數額。資產之可收回金額乃按資產或產生現金之單位之公平值減銷售成本及其使用價值兩者中之較高者計算,並且就個別資產(除非資產並不產生大部份獨立於其他資產及資產組合之現金流入)釐訂。

當資產的賬面值超出其可收回數額時,方會確認減值虧損。減值虧損乃於產生期間在損益賬中扣除,惟倘該項資產以重估值列值,則會根據用於該項重估資產之有關會計政策計算減值虧損。

3. 主要會計政策概要*(續)*

業務合併(續)

商譽(續)

於收購日期，任何收購之商譽會分配予預期可從合併產生之協同效應獲益之各產生現金之單位。減值乃按評估產生現金之單位之可收回與商譽有關之金額釐定。當產生現金之單位之可收回金額少於賬面值，減值虧損予以確認。當商譽構成產生現金之單位之一部份及產生現金之單位內部份業務出售時，則於釐定出售業務之盈虧時，商譽連同出售之業務計入業務之賬面值。於此情況下出售之商譽按出售業務相對價值及產生現金之單位保留部份之基準計算。

於二零零一年一月一日前之收購所產生之商譽會在收購年度內於綜合資本儲備撇銷。本集團採納香港HKFRS 3之過渡性條文，容許該商譽保留在綜合資本儲備內撇銷，及當本集團出售與該商譽有關之全部或部份業務或當與商譽有關之產生現金之單位出現減值時，則該商譽不會於綜合損益賬內確認。

本集團於收購一間公司之可辨別資產、負債及或然負債之權益之賬面淨值超出成本部份

於收購附屬公司、共同控制公司及聯營公司時，如本集團於收購公司之可辨別資產、負債及或然負債之權益在收購當日之賬面淨值超出業務合併成本，本集團須重新評估該公司之可辨別資產、負債及或然負債之辨別及衡量，並且衡量業務合併的成本；並且於評估後即時在綜合損益賬確認超出餘額。

負商譽(適用截至二零零三年十二月三十一日止會計年度)

收購附屬公司、共同控制公司及聯營公司產生之負商譽指本集團佔所收購之可予識別資產及負債於收購當日之公平值超出收購成本之部分。

倘負商譽涉及收購計劃中已識別之預期未來虧損及開支，並能被可靠地衡量，惟不代表收購當日之可予識別負債，則該負商譽部分會於未來虧損及開支被確認時於綜合損益賬確認為收入。

3. 主要會計政策概要（續）

聯營公司

聯營公司（非附屬公司或共同控制公司）為本集團持有其一般不少於20%投票權之長期股本權益，並可對其施以重大影響之公司。

本集團應佔聯營公司之收購後業績及儲備分別包括在綜合損益賬及綜合儲備內。倘溢利攤分比率與本集團於該聯營公司之股權比率不同，則所佔聯營公司之收購後業績按議定之溢利攤分比率釐定。在綜合資產負債表中，本集團之聯營公司權益乃採用權益會計法，按本集團應佔之資產淨值減任何累計減值虧損後列賬。於收購聯營公司所產生並於過往並未在綜合資本儲備中撇銷的商譽，將計入本集團之聯營公司權益。

聯營公司計入本公司損益賬內之業績，以本公司已收及應收之股息為限。本公司之聯營公司權益被視為非流動資產，並且按成本減任何累計減值虧損列賬。

業務合併

商譽

收購附屬公司、共同控制公司及聯營公司產生的商譽，乃指業務合併成本超逾本集團於收購當日所購入之可辨別資產、負債及或然負債之公平值之差額。收購附屬公司所產生之商譽於綜合資產負債表內確認為資產，至於共同控制公司及聯營公司，任何未予攤銷之商譽計入其本身賬面值之內，而非作為分開辨別的資產在綜合資產負債表列值。

於初步確認後，商譽按成本減任何累計減值虧損。於二零零四年一月一日後之收購產生之商譽不會攤銷以及已結轉至綜合資產負債表之商譽不會攤銷。商譽會於每年作減值評估或倘發生作顯示賬面值可能減值的事件或情況轉變時會作減值評估次數會較頻密。

3. 主要會計政策概要(續)

合營公司(續)

合營公司於下列情況下被視為:

(a) 附屬公司:當本集團/本公司直接或間接擁有該合營公司的單方面控制權;

(b) 共同控制公司:如本集團/本公司對該合營公司並無單方面控制權,但可直接或間接共同控制該合營公司;

(c) 聯營公司:如本集團/本公司不可單方面或共同控制該合營公司,惟通常直接或間接持有其不少於20%之註冊資本,並可對該合營公司行使重大影響力;或

(d) 可供出售財務資產:如本公司直接或間接持有該合營公司不足20%之註冊資本,且不可共同控制該合營公司或對其行使重大影響力。

共同控制公司

共同控制公司屬合營公司,受到共同控制,故此參與的任何一方均不得單方面控制該共同控制公司之經濟活動。

本集團應佔共同控制公司之收購後業績及儲備分別包括在綜合損益賬及綜合儲備內。倘溢利攤分比率與本集團於該共同控制公司之股權比率不同,則所佔共同控制公司之收購後業績按議定之溢利攤分比率釐定。在綜合資產負債表中,本集團之共同控制公司權益乃採用權益會計法,按本集團應佔之資產淨值減任何累計減值虧損後列賬。於收購共同控制公司所產生並於過往並未在綜合儲備中撇銷或確認的商譽,將計入本集團之共同控制公司權益。

共同控制公司計入本公司損益賬內之業績,以本公司已收及應收之股息為限。本公司之共同控制公司權益被視為非流動資產,並且按成本減任何累計減值虧損列賬。

3. 主要會計政策概要（續）

綜合賬目基準

綜合財務報表包括本公司及其附屬公司截至二零零四年十二月三十一日止年度之財務報表。附屬公司之業績由其控制權轉移至本集團日期起綜合計算及綜合計算至其控制權轉移出本集團日期止。倘失去一附屬公司控制權，則綜合財務報表計入申報年度中本集團擁有附屬公司控制權之有關期間業績。

集團內公司間之所有重大交易及結餘均於綜合賬目時對銷，包括集團公司之間交易產生之未變現溢利。除可收回成本外，未變現虧損予以對銷。

少數股東權益指除主要股東外之股東在本公司附屬公司業績及資產淨值之應佔權益。

附屬公司

附屬公司（非共同控制公司）為本公司直接或間接控制其半數以上投票權或已發行股本或控制其董事會組成之公司。

附屬公司計入本公司損益賬之業績，以已收及應收之股息為限。本公司之附屬公司權益乃按成本減任何累計減值虧損後列賬。

合營公司

合營公司乃一間根據合約安排而成立之公司，本集團據此聯同其他各方進行經濟活動。合營公司以一個獨立實體經營，而本集團與其他各方均擁有其權益。

各合營者間之合營協議訂明各合營者於合營公司之出資額、合營公司經營之年期及在其解散時變現資產之基準。經營合營公司所得溢利和虧損及任何剩餘資產之分派由各合營者按各自之出資額比例或按照合營協議之條款而攤分。

2. 會計政策變動 *(續)*

(g) *(續)*

採納此項詮釋對財務報表並無影響，原因是於截至二零零四年及二零零三年十二月三十一日止年度本集團並無任何預售發展中物業。

(h) HKAS 24對關連方的辨識以及關連方交易的披露有所影響。

(i) HKAS 1、2、7、8、10、11、12、14、18、19、20、21、23、27、28、31、33、34、37及HKAS-Int 10、13、15、21、27、29及HKFRS-Int 4對本集團的會計政策並無帶來重大改變。概括而言：

- HKAS 1對綜合資產負債表、綜合損益賬及綜合股本權益變動表內若干呈列有所影響，其中包括：

  – 投資物業，先前計入固定資產，現在呈列於資本負債表上；

  – 本集團應佔共同控制公司及聯營公司稅項，先前計入綜合損益賬之稅項支出內，現在分別計入應佔共同控制公司及聯營公司之溢利及虧損內；及

  – 少數股東權益現計入資產負債表之股東權益內。

- HKAS 8、21、28及31對賬目中若干資料披露有所影響。

3. 主要會計政策概要

遵守聲明及編製基準

本財務報表已經遵照香港會計師公會頒佈之香港財務申報準則(包括香港會計準則及詮釋)、香港公認會計原則以及公司條例之規定而編製。除下文詳述之週期性重估酒店及投資物業以及按公平值估值之財務資產外，本報表乃依據歷史成本原則編製。

2. 會計政策變動（續）

(f) （續）

因採納HKAS 32及HKAS 39而導致該等財務報表所採用會計政策變動之影響概述如下：

- 本集團及本公司所有於二零零三年十二月三十一日之長期投資於二零零四年一月一日重新界定為可供出售財務資產，各項投資於二零零三年十二月三十一日之各自賬面值與於二零零四年一月一日之各自公平價值的總差額並不重大，因此並無對於二零零四年一月一日之保留溢利作出任何調整；

- 本集團及本公司所有於二零零三年十二月三十一日之短期投資於二零零四年一月一日重新指定為以公平價值列賬並於損益賬反映盈虧之財務資產。由於量度本集團於二零零三年十二月三十一日之短期投資之會計政策與量度以公平價值列賬並於損益賬反映盈虧之財務資產之會計政策相同，故對重新量度並無構成影響；及

- 由本公司非全資附屬公司北京燕京啤酒股份有限公司（「燕京啤酒」）發行之本集團可換股票據之股本部份並不重大，整項可換股票據之金額乃以本集團財務負債計算。

(g) 採納SSAP-Int 24導致於確認因銷售發展物業之預售樓花合約而產生之收益之會計政策變動。

在採納SSAP-Int 24前，預售發展中物業之估計溢利乃於簽訂正式買賣協議後物業發展過程中確認。估計溢利之金額乃根據已產生建造成本佔直至竣工的估計總建造成本，並就或然事項作出撥備而計算得出，並且以已經收取不可退回的訂金為限。此外，已經預售的發展中物業為按成本值，加上估計應佔溢利，扣除可預見損失及已收取銷售訂金列賬。

根據SSAP-Int 24之條文，因銷售發展物業之預售樓花合約而產生之收益，在不屬於HKAS 11「建築合約」的範圍時，將當所有權之重大風險及回報已經轉讓予買家，則予以確認，條件是本集團並無維持涉及通常與所有權附帶的管理，亦並無對已售出發展中物業之有效控制。此種物業按成本值列賬。

2. 會計政策變動*（續）*

(e) 採納HKFRS 5後，導致對確認已終止經營業務之會計政策改變。在採納HKFRS 5之前，本集團則會先於下述較早發生者時早已確認終止經營業務：

- 本集團訂立有約束力的銷售協議；及
- 董事會已批准及宣佈正式出售計劃。

HKFRS 5現規定當符合持有作出售之條件或本集團已將業務出售時，該業務則歸類為已終止。持有作出售是指當一項業務之賬面值藉一項出售交易而非透過持續使用收回時所界定。由於HKFRS 5的規定較以前採用的會計政策嚴勵，此項會計政策的變動的影響是本集團於較後時段才確認已終止經營。

(f) 提早採納HKAS 32及HKAS 39導致確認、量度、不作確認及披露財務工具之會計政策有所變動。

直至二零零三年十二月三十一日，本集團之投資分為長期投資及短期投資，分別以成本值減任何累計減值虧損及以公平值列賬於資產負債表，而任何長期投資之減值虧損及短期投資之公平價值變動均於產生期間之損益賬內確認。

根據HKAS 39之條文，已將投資分類為可供出售財務資產及以公平價值列值並於損益賬反映盈虧的財務資產，分類視乎持有該項投資之目的而定。由於採納HKAS 39， 所有投資現時均以公平價值於資產負債表列賬，惟若干於活躍市場並無市場報價，且其公平價值無法可靠量度之可供出售財務資產除外，該等財務資產均以成本值減任何減值虧損列賬。此外，所有於二零零三年十二月三十一日之投資（須於採納HKAS 39時按公平價值量度者）均須於二零零四年一月一日重新量度，而任何對過往賬面值作出之調整均須確認為對二零零四年一月一日保留溢利結餘作出之調整。

根據HKAS 32之條文，非衍生財務工具之條款予以評估，以決定當中是否有負債或股本成份，須分別另行歸類作財務負債或股本工具。

2. 會計政策變動*（續）*

(d) *（續）*

- 任何有關收購日期已收購之可辨別資產、負債及或然負債之本集團權益之公平淨值高於業務合併成本部份，其即時於綜合損益賬內確認。此外，根據HKFRS 3之過渡性規定，於二零零四年一月一日，負商譽之面值乃透過調整二零零四年一月一日之期初保留溢利撤銷；及

- 出售附屬公司、共同控制公司或聯營公司時，任何以往於收購時在綜合資本儲備內撇銷之應計商譽均轉撥往綜合保留溢利，作為儲備之變動，並不會計算在出售之盈虧內。

HKFRS 3已作前瞻性運用，採納HKFRS 3對截至二零零四年十二月三十一日止年度之財務報表之影響概述如下：

- 於二零零四年一月一日分別達36,822,000港元及10,079,000港元之收購附屬公司及少數股東權益所產生商譽之累計攤銷及收購共同控制公司所產生商譽之累計攤銷已於該日以該等商譽之各自成本相應減少予以抵銷；

- 於二零零四年一月一日分別達7,547,000港元及657,924,000港元於綜合資產負債表確認之負商譽賬面值及於綜合資本儲備註銷之餘額不作確認，方式為對於二零零四年一月一日分別達663,614,000港元及1,857,000港元之期初保留溢利及少數股東權益作出相應調整；

- 本集團於該等由本集團於年內收購之公司之可辨認資產、負債及或然負債公平淨值之權益超出業務合併成本之差額合共達35,767,000港元，全數確認為截至二零零四年十二月三十一日止年度之收入；及

- 就於年內出售一家共同控制公司及一家聯營公司而言，過往有關時間已於各自收購時就綜合資金儲備作出抵銷之應佔商譽分別達40,757,000港元及74,167,000港元，兩者均轉撥至綜合保留溢利作為儲備變動，且並無計入出售之盈虧之內。

2. 會計政策變動*（續）*

(c) HKFRS 2規定，當本集團購買貨品或服務時，以股份或股份之權利或價值相等於若干數目之股份或股份之權利作為交換，須確認開支。HKFRS 2規定有關僱員及董事購股權及其他以股份為基礎獎勵的開支以購股權訂價模型釐訂。

本集團已經根據HKFRS 2關於股本結算賠償的過渡性安排，僅對二零零二年十一月七日後授出的且於二零零三年十二月三十一日或以前仍未歸屬之購股權始採納HKFRS 2。有關計得之開支對截至二零零四年及二零零三年十二月三十一日止年度之財務報表並不重大。

(d) 採納HKFRS 3、HKAS 36及HKAS 38後，其有關商譽及負商譽的會計政策有所改變。此前：

- 於二零零一年一月一日後因收購產生之商譽在不超過二十年之期間按直線法攤銷；
- 在每個結算日評核商譽有否存在減值；
- 倘若負商譽與於收購日期之可辨別預期未來虧損及支出無關，則於二零零一年一月一日以後之收購所帶來之負商譽會以有系統之基準就已收購應計折舊／應計攤銷資產之剩餘平均可使用年期於綜合損益表中確認；及
- 出售附屬公司、共同控制公司或聯營公司時，任何以往於收購時在綜合資本儲備賬內撇銷或計入之應計商譽或負商譽均予撥回及計入，以計算出售之盈虧。

根據HKFRS 3的規定：

- 本集團從二零零四年一月一日起停止攤銷商譽；
- 截止二零零四年一月一日因收購附屬公司及少數股東權益及共同控制公司累計攤銷已予對銷，於當日商譽的有關成本也相應減少；
- 截至二零零四年十二月三十一日止年度起，每年測試商譽有否減值，此外亦在有跡象顯示出現減值時進行測試；

2. 會計政策變動（續）

(b) （續）

此前，酒店物業不予折舊（惟不包括租約之未屆滿年期為二十年或以下者，按租約之餘下年期就其面值提撥折舊），並以每個財政年度年末進行之年度專業估值之公開市值作基準列示。採納HKAS 16、HKAS 40及SSAP-Int 23後，酒店物業將以估值減累計折舊及任何累計減值虧損列示。此項會計政策變動對截至二零零四年十二月三十一日止年度綜合財務報表的影響概括如下：

- 有關本集團兩間共同控制公司持有之酒店物業提撥了額外折舊費用，導致截至二零零四年十二月三十一日止年度應佔共同控制公司之溢利及虧損，減少（扣除遞延税項）總額合共6,797,000港元；及

- 年內溢利及持續經營業務溢利之每股基本及攤薄盈利均下跌0.01港元。

在HKAS 16、HKAS 40及SSAP-Int 23缺乏任何特定過渡性規定下，新會計政策已作追溯性運用。截至二零零三年十二月三十一日止年度之比較報表已作重列，以符合新政策。此項會計政策的變動對截至二零零三年十二月三十一日止年度之綜合財務報表之影響，概括如下：

- 截至二零零三年十二月三十一日的保留溢利及酒店物業重估儲備已分別減少及增加21,267,000港元；

- 於二零零三年一月一日的保留溢利及酒店物業重估儲備已分別減少及增加18,044,000港元；

- 截至二零零三年十二月三十一日止年度母公司股東權益應佔溢利減少淨額3,223,000港元，而重估盈餘相應增加計入酒店物業重估儲備。

- 年內溢利及持續經營業務溢利之每股基本及攤薄盈利均下跌0.01港元。

2. 會計政策變動（續）

- HKFRS 5　「待出售的非流動資產和已終止經營業務」
- HKAS-Int 10　「政府援助－與經營活動並無特定關係(HKAS 20)」
- HKAS-Int 13　「共同控制公司－合營方提供的非貨幣出資」
- HKAS-Int 15　「營運租賃－優惠」
- HKAS-Int 21　「所得税－收回經重估的不可折舊資產」
- HKAS-Int 27　「評估涉及法律上租約模式的交易內容」
- HKAS-Int 29　「披露－服務特惠安排」
- HKFRS-Int 4　「釐訂安排是否包括租賃」
- SSAP-Int 23　「酒店物業適用之會計政策」
- SSAP-Int 24　「收入－出售發展物業之買賣樓花合約」

會計政策上所有有關變動全部是根據各相關的準則條文而作出。

採納有關HKFRS對財務報表之主要影響概述如下：

(a) 採納HKAS 17後，本集團有關租賃土地的會計政策有所改變。在以往，租賃土地及樓房是按成本值減累計折舊及任何累計減值虧損列賬；但根據HKAS 17的條文，凡土地及樓房的租約，應在租約開始時參照租賃中土地租賃權益與樓房租賃權益的相對公平值，按比例分為土地租賃與樓房租賃兩部分。土地租金按成本列賬並於租賃期內攤銷，租賃樓房則按成本值減累計折舊列賬及任何累計減值虧損。

(b) 採納HKAS 16、HKAS 40及SSAP-Int 23後，本集團有關投資物業及酒店物業的會計政策有所改變。

投資物業估值變動以往於投資物業重估儲備按組合基準處理。採納HKAS 40後，投資物業一切估值變動均撥入損益賬。此項會計政策變動對財務報表並無影響，原因是本集團的投資物業於二零零四年、二零零三年及二零零二年十二月三十一日呈現重估淨虧絀情況，不論採納舊有及新政策時，於截至二零零四年及二零零三年十二月三十一日止年度本集團投資物業的估值變動均會在損益賬內確認。

2. 會計政策變動

香港會計師公會已新頒佈多項香港財務報告準則及香港會計準則（「HKAS」）及詮釋（本文統稱「HKFRS」），其一般於二零零五年一月一日或以後之會計期間生效。本集團已議決提早採納所有截至本財務報表批准日已頒佈之HKFRS。

以下所載為適用於財務報表的HKFRS；而截至二零零三年十二月三十一日止年度的財務報表已經根據有關規定重列。

- HKAS 1 「財務報表的呈列」
- HKAS 2 「存貨」
- HKAS 7 「現金流量表」
- HKAS 8 「會計政策、會計估計的變更以及差錯」
- HKAS 10 「結算日後事項」
- HKAS 11 「建築合約」
- HKAS 12 「所得税」
- HKAS 14 「分部報告」
- HKAS 16 「物業、廠房及設備」
- HKAS 17 「租賃」
- HKAS 18 「收入」
- HKAS 19 「僱員福利」
- HKAS 20 「政府補助的會計方法和對政府援助的披露」
- HKAS 21 「外幣匯率變動的影響」
- HKAS 23 「借款費用」
- HKAS 24 「關聯方披露」
- HKAS 27 「綜合及獨立財務報表」
- HKAS 28 「於聯營公司的投資」
- HKAS 31 「於合營企業的投資」
- HKAS 32 「金融工具：披露及呈列」
- HKAS 33 「每股盈利」
- HKAS 34 「中期財務報告」
- HKAS 36 「資產減值」
- HKAS 37 「撥備、或然負債及或然資產」
- HKAS 38 「無形資產」
- HKAS 39 「金融工具：確認及計量」
- HKAS 40 「投資物業」
- HKFRS 2 「以股份支付的支出」
- HKFRS 3 「業務合併」

1. 公司資料

北京控股有限公司(「本公司」或母公司)及其附屬公司(統稱「本集團」)於本年度從事之主要業務如下:

- 於北京及中華人民共和國(「中國」)其他省份生產、分銷和銷售消費品,包括啤酒、奶製品(年內已終止此項業務-附註11)及加工食品
- 投資交通基建項目-連接中國首都機場及北京市中心之首都機場高速公路,以及位於深圳市之深圳石觀公路
- 於北京觀光區八達嶺長城及龍慶峽提供旅遊服務
- 於中國北京及江蘇省吳縣提供酒店服務
- 於北京及中國若干其他城市提供零售服務
- 於北京及香港投資商業和住宅物業
- 於北京經營自來水淨化業務和自來水廠
- 物業建造及發展
- 生產、分銷及銷售電訊設備;提供電訊及資訊科技相關服務
- 建造地熱系統以及提供相關安裝服務
- 於中國、泰國、印尼、星加坡及馬來西亞經營餐飲業務

於二零零四年十二月三十一日及截止本財務報表批准日,本公司的即時控股公司是在英屬處女群島註冊成立之北京企業投資有限公司。董事認為最終控股公司為於香港註冊成立之京泰實業(集團)有限公司(「京泰集團」)。

資產負債表

二零零四年十二月三十一日

	附註	二零零四年 千港元	二零零三年 千港元 (重列)
資產			
非流動資產:			
固定資產	*15*	**40,668**	40,945
投資物業	*16*	**134,000**	134,000
附屬公司權益	*20*	**5,915,236**	5,820,377
共同控制公司權益	*21*	**(789)**	18,500
聯營公司權益	*22*	**145,247**	145,744
其他應收款項	*29*	**4,055**	3,931
可供出售之財務資產/長期投資	*24*	**80,462**	104,384
		6,318,879	6,267,881
流動資產:			
應收貿易賬項及票據	*28*	**3,742**	1,132
其他應收款項	*29*	**178,477**	15,239
按盈虧釐定公平值之財務資產/短期投資	*31*	**37,091**	40,919
現金及現金等價物	*32*	**489,459**	589,730
		708,769	647,020
資產總值		**7,027,648**	6,914,901
權益及負債			
權益:			
已發行股本	*33*	**62,250**	62,250
儲備	*35(b)*	**5,357,018**	5,160,625
建議派發末期股息	*13*	**124,500**	112,050
總權益		**5,543,768**	5,334,925
非流動負債:			
銀行及其他借貸	*36*	**1,400,850**	1,400,850
流動負債:			
其他應付款項及應計負債	*41*	**73,906**	171,043
應繳税項	*42*	**9,124**	8,083
		83,030	179,126
負債總值		**1,483,880**	1,579,976
總權益及負債		**7,027,648**	6,914,901

董事
衣錫群

董事
張虹海

	附註	二零零四年 千港元	二零零三年 千港元 (重列)
融資活動之現金流量			
少數股東繳入之股本		**80,870**	420,250
新增貸款		**2,886,896**	1,860,101
償還貸款		**(2,549,491)**	(2,598,517)
已付利息	7	**(139,152)**	(151,174)
已付股息		**(174,300)**	(174,300)
付予少數股東之股息		**(94,773)**	(68,142)
融資活動之現金流入／(流出)淨額		**10,050**	(711,782)
現金及現金等價物增加淨額		**424,894**	322,457
年初之現金及現金等價物		**3,083,000**	2,760,766
滙率變動之影響淨額		**(51)**	(223)
年終之現金及現金等價物		**3,507,843**	3,083,000
現金及現金等價物結餘之分析			
現金及銀行存款	32	**2,990,437**	2,059,019
現金等價物	32	**41,136**	–
定期存款	32	**1,163,802**	1,713,960
已終止經營之業務所佔現金及現金等價物	11(b)	**134,597**	–
		4,329,972	3,772,979
減：已抵押銀行結餘	23	**(53,911)**	(64,687)
於收購時到期日超過三個月之定期存款		**(768,218)**	(625,292)
		3,507,843	3,083,000

綜合現金流量表
截至二零零四年十二月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元 （重列）
投資業務之現金流量			
購買固定資產	*7, 15*	**(1,058,061)**	(768,481)
出售固定資產所得款項		**121,906**	90,621
出售投資物業所得款項		**6,679**	–
購買無形資產	*18*	**(15,642)**	(4,050)
收購附屬公司	*45(a)*	**223,920**	(75,545)
收購少數股東權益		**(27,382)**	(43,315)
出售附屬公司	*45(b)*	**(14,333)**	–
收購及增加共同控制公司及聯營公司投資		**(258,166)**	(68,691)
出售共同控制公司及聯營公司權益之所得款項		**355,722**	21,667
收購公司權益而已付之按金	*29*	**(156,827)**	(141,309)
應收／應付共同控制公司及聯營公司款項及給予之貸款（增加）／減少淨額		**(6,948)**	23,154
購買可供出售之財務資產		**(10,828)**	–
出售可供出售財務資產所得款項		**41,512**	
購入長期投資		**–**	(40,012)
出售長期投資所得款項		**–**	51,179
於收購時三個月後到期之定期存款減少／（增加）		**(142,926)**	214,225
已抵押銀行結餘減少／（增加）		**10,620**	8,068
已收利息		**44,751**	38,598
已收投資收入		**3,053**	7,429
投資業務之現金流出淨額		**(882,950)**	(686,462)

	附註	二零零四年 千港元	二零零三年 千港元 （重列）
經營業務之現金流量			
營運資金變動前之經營溢利		**1,516,990**	1,479,692
土地租金減少／（增加）		**15,709**	(21,217)
持作出售之物業減少／（增加）		**465,786**	(118,607)
發展中物業減少／（增加）		**(11,058)**	175,563
存貨減少／（增加）		**(305,424)**	80,353
應收合約客戶款項增加		**(10,165)**	(2,234)
應收貿易賬項及應收票據增加		**(172,549)**	(151,097)
其他應收款項減少／（增加）		**(242,387)**	42,374
購買按盈虧釐訂公平值之財務資產		**(40,082)**	–
購買短期投資		**–**	(6,294)
出售按盈虧釐訂公平值之財務資產所得款項		**34,916**	–
出售短期投資所得款項		**–**	8,383
可收回税項增加		**(1,240)**	(6,182)
應付貿易賬項及應付票據增加		**108,220**	11,702
應付合約客戶款項增加		**25,954**	24,612
其他應付款項及應計負債增加		**36,749**	324,331
其他應繳税項增加／（減少）		**(5,096)**	6,846
其他長期負債減少		**(29,787)**	(25,043)
滙兑調整		**896**	–
經營業務產生之現金		**1,387,432**	1,823,182
已收共同控制公司及聯營公司派發之股息		**98,978**	9,914
已繳香港利得税		**(712)**	(571)
已繳中國大陸所得税		**(187,418)**	(111,810)
已繳海外所得税		**(486)**	(14)
經營業務之現金流入淨額		**1,297,794**	1,720,701

綜合現金流量表

截至二零零四年十二月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元 (重列)
經營業務之現金流量			
稅前溢利		**894,229**	817,058
調整:			
財務成本	7	**138,048**	150,370
應佔共同控制公司及聯營公司盈虧		**(107,628)**	(46,315)
投資物業之重估盈餘		**(13,785)**	(200)
折舊	6	**592,985**	529,550
特許經營權攤銷	6	**101,367**	101,367
管理信息系統攤銷	6	**1,886**	1,886
許可證權攤銷	6	**1,435**	735
商譽攤銷	6, 21	**–**	25,095
本集團於被投資公司之可辨別資產、負債及或然負債公平值之權益超出確認為收入之成本之部份	5	**(35,767)**	–
確認為收入之負商譽	5	**–**	(10,414)
固定資產減值	6	**29,386**	–
遞延開發成本減值	6	**–**	13,294
商譽減值	6	**17,512**	7,488
一間聯營公司權益減值	6	**–**	7,065
可供出售財務資產之減值	6	**44,300**	–
長期投資減值	6	**–**	46,577
利息收入		**(44,751)**	(38,598)
投資收入	5	**(3,053)**	(7,429)
出售固定資產之(收益)/虧損淨額	6	**14,370**	(8,948)
出售投資物業之收益	5	**(238)**	–
出售附屬公司權益之虧損	6	**6,433**	–
視作出售附屬公司權益之收益	5	**(20,715)**	(96,530)
出售共同控制公司部份權益之收益	5	**–**	(779)
視作出售一間共同控制公司權益之虧損	6	**680**	–
出售聯營公司權益之收益	5	**(96,766)**	–
視作出售一間聯營公司權益之收益	5	**(369)**	–
出售可供出售財務資產之收益	5	**(6,298)**	–
出售長期投資之收益	5	**–**	(8,008)
出售按盈虧釐訂公平值之財務資產之收益	5	**(841)**	–
出售短期投資之收益	5	**–**	(1,227)
重估按盈虧釐訂公平值之財務資產之未變現虧損淨額	6	**4,570**	–
重估短期投資之未變現虧損淨額	5	**–**	(2,345)
營運資金變動前之經營溢利		**1,516,990**	1,479,692

	附註	歸屬於母公司股東											
		已發行股本 千港元	股份溢價賬 千港元	資本儲備 千港元 (附註35 (a)(iii))	酒店物業重估儲備 千港元	投資重估儲備 千港元	滙兑波動儲備 千港元	中國儲備金 千港元 (附註35 (a)(ii))	保留溢利 千港元	建議派發末期股息 千港元	總額 千港元	少數股東權益 千港元	總權益 千港元
於二零零三年十二月三十一日：如前呈列		62,250	4,839,497	306,643	3,570	–	34,966	603,433	1,583,729	112,050	7,546,138	3,545,408	11,091,546
採納HKAS 16、HKAS 40及SSAP Int 23之影響	2(b)	–	–	–	21,267	–	–	–	(21,267)	–	–	–	–
重列		62,250	4,839,497	306,643	24,837	–	34,966	603,433	1,562,462	112,050	7,546,138	3,545,408	11,091,546
採納HKFRS 3之影響	2(d)	–	–	(657,924)	–	–	–	–	663,614	–	5,690	1,857	7,547
於二零零四年一月一日重列		62,250	4,839,497	(351,281)	24,837	–	34,966	603,433	2,226,076	112,050	7,551,828	3,547,265	11,099,093
滙兑調整		–	–	–	–	–	382	–	–	–	382	269	651
可供出售之財務資產之公平值調整		–	–	–	–	(44,300)	–	–	–	–	(44,300)	–	(44,300)
於年內損益表確認之可供出售之財務資產之減值		–	–	–	–	44,300	–	–	–	–	44,300	–	44,300
股權中直接確認之年內收入及費用總額		–	–	–	–	–	*382*	–	–	–	*382*	*269*	*651*
本年度溢利		–	–	–	–	–	–	–	503,188	–	503,188	161,572	664,760
年內確認收入及支出總額		–	–	–	–	–	*382*	–	*503,188*	–	*503,570*	*161,841*	*665,411*
少數股東權益之資本出資		–	–	–	–	–	–	–	–	–	–	152,890	152,890
收購附屬公司		–	–	–	–	–	–	–	–	–	–	69,389	69,389
收購少數股東權益		–	–	–	–	–	–	–	–	–	–	(52,650)	(52,650)
出售附屬公司權益		–	–	–	–	–	(3)	–	3	–	–	(43,148)	(43,148)
視作出售附屬公司權益		–	–	24,654	–	–	–	(2,644)	(22,010)	–	–	(20,715)	(20,715)
出售共同控制公司權益		–	–	–	(24,837)	–	(709)	(1,644)	27,190	–	–	–	–
視作出售一間共同控制公司權益		–	–	–	–	–	–	(65)	65	–	–	–	–
出售一間聯營公司權益		–	–	–	–	–	(2,349)	(66,059)	68,408	–	–	–	–
視作出售一間聯營公司權益		–	–	(1,219)	–	–	–	(218)	1,437	–	–	–	–
出售一間共同控制公司權益時解除之商譽		–	–	40,757	–	–	–	–	(40,757)	–	–	–	–
出售一間聯營公司權益時解除之商譽		–	–	74,167	–	–	–	–	(74,167)	–	–	–	–
宣派二零零三年末期股息		–	–	–	–	–	–	–	–	(112,050)	(112,050)	–	(112,050)
二零零四年中期股息	13	–	–	–	–	–	–	–	(62,250)	–	(62,250)	–	(62,250)
建議派發二零零四年末期股息	13	–	–	–	–	–	–	–	(124,500)	124,500	–	–	–
支付少數股東之股息		–	–	–	–	–	–	–	–	–	–	(94,773)	(94,773)
轉撥往儲備		–	–	2,237	–	–	–	87,798	(90,035)	–	–	–	–
於二零零四年十二月三十一日		62,250	4,839,497*	(210,685)*	–*	–*	32,287*	620,601*	2,412,648*	124,500	7,881,098	3,720,099	11,601,197

* 此等儲備包括綜合資產負債表中之綜合儲備7,694,348,000港元（二零零三年：7,371,838,000港元，重列）。

綜合股東權益變動表
截至二零零四年十二月三十一日止年度

	附註	歸屬於母公司股東											
		已發行股本 千港元	股份溢價賬 千港元	資本儲備 千港元 (附註35(a)(iii))	酒店物業重估儲備 千港元	投資重估儲備 千港元	匯兑波動儲備 千港元	中國儲備金 千港元 (附註35(a)(ii))	保留溢利 千港元	建議派發末期股息 千港元	總額 千港元	少數股東權益 千港元	總權益 千港元
於二零零三年一月一日:													
如前呈列		62,250	4,839,497	171,254	3,173	–	33,749	484,739	1,553,602	112,050	7,260,314	3,099,973	10,360,287
採納HKAS 16、HKAS 40及SSAP Int 23之影響	2(b)	–	–	–	18,044	–	–	–	(18,044)	–	–	–	–
重列		62,250	4,839,497	171,254	21,217	–	33,749	484,739	1,535,558	112,050	7,260,314	3,099,973	10,360,287
匯兑調整		–	–	–	–	–	1,724	–	–	–	1,724	2,333	4,057
重估盈餘,扣除遞延稅項影響(重列)	2(b)	–	–	–	3,223	–	–	–	–	–	3,223	–	3,223
於綜合資本儲備撥銷之商譽餘額減值	19	–	–	5,132	–	–	–	–	–	–	5,132	–	5,132
股權中直接確認之年內收入總額		–	–	*5,132*	*3,223*	–	*1,724*	–	–	–	*10,079*	*2,333*	*12,412*
本年度溢利(重列)		–	–	–	–	–	–	–	450,045	–	450,045	177,652	627,697
年內確認收入及支出總額		–	–	*5,132*	*3,223*	–	*1,724*	–	*450,045*	–	*460,124*	*179,985*	*640,109*
少數股東權益之資本出資		–	–	–	–	–	–	–	–	–	–	420,250	420,250
收購附屬公司權益		–	–	–	–	–	–	–	–	–	–	31,022	31,022
收購少數股東權益		–	–	–	–	–	–	–	–	–	–	(21,150)	(21,150)
視作出售附屬公司權益		–	–	126,283	397	–	(507)	(4,602)	(121,571)	–	–	(96,530)	(96,530)
宣派二零零二年末期股息		–	–	–	–	–	–	–	–	(112,050)	(112,050)	–	(112,050)
二零零三年中期股息	13	–	–	–	–	–	–	–	(62,250)	–	(62,250)	–	(62,250)
建議派發二零零三年末期股息	13	–	–	–	–	–	–	–	(112,050)	112,050	–	–	–
派付少數股東之股息		–	–	–	–	–	–	–	–	–	–	(68,142)	(68,142)
轉撥往儲備		–	–	3,974	–	–	–	123,296	(127,270)	–	–	–	–
於二零零三年十二月三十一日,重列		62,250	4,839,497*	306,643*	24,837*	–*	34,966*	603,433*	1,562,462*	112,050	7,546,138	3,545,408	11,091,546

	附註	二零零四年 千港元	二零零三年 千港元 (重列)
權益及負債:			
母公司股東應佔權益:			
已發行股本	*33*	**62,250**	62,250
儲備	*35(a)*	**7,694,348**	7,371,838
建議派發末期股息	*13*	**124,500**	112,050
		7,881,098	7,546,138
少數股東權益		**3,720,099**	3,545,408
總權益		**11,601,197**	11,091,546
非流動負債:			
銀行及其他借貸	*36*	**1,705,134**	1,904,929
可換股債券	*37*	**587,424**	659,444
其他長期負債	*38*	**8,466**	38,253
遞延税項負債	*39*	**163,735**	163,570
		2,464,759	2,766,196
流動負債:			
應付貿易賬項及應付票據	*40*	**765,782**	671,105
應付合約客戶款項	*27*	**51,770**	25,816
其他應付款項及應計負債	*41*	**1,544,281**	1,436,274
應繳税項	*42*	**368,369**	329,001
銀行及其他借貸	*36*	**2,099,637**	1,785,726
		4,829,839	4,247,922
列為與持作出售的非流動資產有關聯之負債	*11(b)*	**493,795**	–
		5,323,634	4,247,922
總負債		**7,788,393**	7,014,118
總權益及負債		**19,389,590**	18,105,664

董事
衣錫群

董事
張虹海

綜合資產負債表

二零零四年十二月三十一日

	附註	二零零四年 千港元	二零零三年 千港元 (重列)
資產			
非流動資產：			
固定資產	*15*	**6,338,571**	6,497,501
投資物業	*16*	**342,722**	277,461
土地之租金	*17*	**430,193**	436,026
無形資產	*18*	**1,560,413**	1,649,459
商譽：	*19*		
商譽		**330,198**	300,411
負商譽		**–**	(7,547)
共同控制公司權益	*21*	**556,678**	1,029,465
聯營公司權益	*22*	**590,869**	444,817
發展中物業		**132,032**	120,974
應收貿易賬項及應收票據	*28*	**69,310**	49,366
其他應收款項	*29*	**176,881**	145,241
已抵押銀行結餘	*23*	**8,743**	7,812
可供出售之財務資產／長期投資	*24*	**285,056**	289,557
遞延税項資產	*39*	**62,747**	44,965
		10,884,413	11,285,508
流動資產：			
土地之租金	*17*	**8,176**	9,693
持作出售之物業	*25*	**62,990**	528,776
存貨	*26*	**1,239,969**	1,006,211
應收合約客戶款項	*27*	**16,915**	6,750
應收貿易賬項及應收票據	*28*	**790,034**	744,128
其他應收款項	*29*	**825,359**	688,090
按盈虧釐訂公平值之財務資產／短期投資	*31*	**50,202**	48,765
可收回税項		**20,167**	22,576
已抵押銀行結餘	*23*	**45,168**	56,875
現金及現金等價物	*32*	**4,141,464**	3,708,292
		7,200,444	6,820,156
列為持作出售之非流動資產	*11(b)*	**1,304,733**	–
		8,505,177	6,820,156
總資產		**19,389,590**	18,105,664

	附註	二零零四年 千港元	二零零三年 千港元 （重列）
應佔溢利：			
母公司股東權益：			
持續經營業務		**571,892**	449,204
已終止經營之業務		**(68,704)**	841
	12	**503,188**	450,045
少數股東權益		**161,572**	177,652
		664,760	627,697
股息	13		
中期股息		**62,250**	62,250
建議派發末期股息		**124,500**	112,050
		186,750	174,300
每股盈利	14		
基本年內溢利		**0.81港元**	0.72港元
基本持續經營業務溢利		**0.92港元**	0.72港元
攤薄年內溢利		**0.79港元**	0.71港元
攤薄持續經營業務溢利		**0.90港元**	0.71港元

綜合損益賬
截至二零零四年十二月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元 (重列)
營業額	5		
持續經營業務		**8,779,956**	6,966,336
已終止經營之業務	11(a)	**885,684**	1,003,811
		9,665,640	7,970,147
銷售成本		**(7,005,934)**	(5,689,268)
毛利		**2,659,706**	2,280,879
利息收入		**44,751**	38,598
其他收入及收益淨額	5	**362,779**	308,367
銷售及分銷成本		**(835,106)**	(727,046)
行政費用		**(1,095,343)**	(839,675)
其他經營費用淨額		**(225,923)**	(135,511)
投資物業之重估盈餘		**13,785**	200
經營業務溢利	6	**924,649**	925,812
財務費用	7	**(138,048)**	(150,370)
佔下列公司盈虧:			
共同控制公司		**56,453**	12,959
聯營公司		**51,175**	33,356
收購共同控制公司產生之商譽之攤銷		**–**	(4,699)
稅前溢利/(虧損)			
持續經營業務		**1,018,762**	831,653
已終止經營之業務	11(a)	**(124,533)**	(14,595)
		894,229	817,058
稅項	10		
持續經營業務		**(233,156)**	(196,171)
已終止經營之業務	11(a)	**3,687**	6,810
		(229,469)	(189,361)
年內溢利/(虧損)			
持續經營業務		**785,606**	635,482
已終止經營之業務	11(a)	**(120,846)**	(7,785)
		664,760	627,697


ERNST & YOUNG
安永會計師事務所

致北京控股有限公司股東
(於香港註冊成立之有限公司)

本核數師行(以下簡稱「我們」)已完成審核載於第29頁至第155頁按照香港公認會計原則編製之財務報表。

董事及核數師各自之責任

公司條例規定董事須負責編製真實與公允之財務報表。在編製真實及公允之財務報表時,董事必須選擇及貫徹採用合適之會計政策。我們的責任是根據我們審核工作之結果,並根據公司條例第141條僅向股東(作為法團)對該等財務報表發表獨立之意見,而不作其它用途。我們概不就本報告之內容對任何其他人士負責或承擔任何責任。

意見之基礎

我們是按照香港會計師公會頒佈之核數准則進行審核工作。審核工作範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證,亦包括評估董事於編製該等財務報表時所作之重大估計和判斷、所釐定之會計政策是否適合 貴公司及 貴集團之具體情況,及是否貫徹應用並足夠地披露該等會計政策。

我們在策劃和進行審核工作時,均以取得一切我們認為必需之資料及解釋為目標,使我們能獲得充分之憑證,就該等財務報表是否存有重要錯誤陳述,作出合理之確定。在作出意見時,我們亦已衡量該等財務報表所載之資料在整體上是否足夠。我們相信,我們之審核工作已為下列意見建立了合理之基礎。

意見

我們認為,該等財務報表真實與公允地反映 貴公司及 貴集團於二零零四年十二月三十一日之財務狀況及 貴集團截至該日止年度之溢利和現金流量情況,並已遵照公司條例妥善編製。

安永會計師事務所
執業會計師
香港
二零零五年四月十二日

企業管治

董事會認為，本公司於年報所涵蓋之會計期間內一直遵守上市規則附錄14所載之最佳應用守則（「應用守則」），惟本公司之獨立非執行董事並非按應用守則第7段之規定按特定年期委任，而是根據本公司之公司組織章程細則輪值告退。

該應用守則已被企業管治常規守則（「管治守則」）取代，後者於二零零五年一月一日或以後起始的會計年度生效。本公司已採取適當行動以遵守管治守則。

進行證券交易之標準守則

本公司已採納標準守則作為董事進行本公司證券買賣之行為守則。根據本公司董事之個別查詢，董事於年度覆蓋會計期間一直已經符合標準守則所載之要求標準。

審核委員會

本公司已按照上市規則第3.21條之規定成立審核委員會，審閱本集團之財務申報程序以及內部監控，並提供此方面之意見。審核委員會由本公司李東海先生、王憲章先生、武捷思先生三位獨立非執行董事組成。

核數師

安永會計師事務所任滿告退，而本公司將於即將舉行之股東週年大會上提呈續聘其為本公司核數師之決議案。

代表董事會
主席



香港
二零零五年四月十二日

關連交易及持續關連交易

本集團於年內進行之關連交易及持續關連交易載於財務報表附註11、30及49。

本公司之獨立非執行董事已審閱並確認本集團所進行之該等持續關連交易乃(i)於本集團之日常業務中按一般商業條款，或按不遜於本集團提供予獨立第三方或獨立第三方提供予本集團之條款進行；(ii)根據監管該等交易之協議條款，按對本公司股東整體利益而言乃屬公允合理之條款進行；及(iii)在聯交所就關連交易向本公司授出之豁免函件所載之規限範圍內。

結算日後事項

本集團結算日後之重大事項詳情載於財務報表附註50。

規定控權股東必須履行特別責任之貸款協議

按照聯交所上市規則第13.22條之披露規定，本年報披露有關本公司銀團貸款融資詳情。該項貸款載有若干條件，規定本公司之控股公司必須履行特別責任。

本公司於二零零一年取得一筆達1.8億美元之五年期銀團貸款。該項貸款協議載有若干條件，規定本公司之控股公司必須履行特別責任，若發生下列任何事項，即構成該筆貸款之不履約情況：

1. 倘本公司全部已發行股本50%以上之實益權益不再由中國北京市人民政府控制之人士或實體擁有；或

2. 倘本公司之任何控股公司於債項到期時停止或暫停向其一般債權人支付款項，或無法或承認無能力支付其到期債項，或宣佈或終告破產或無力償債。

具備足夠流通量

根據公眾可取得之本公司資料，及就董事所知，於本報告日期，本公司已發行總股本至少25%由公眾持有。

主要股東及其他人士於股份及相關股份之權益

於二零零四年十二月三十一日，下列佔本公司已發行股本5%或以上之權益須記錄在本公司根據證券及期貨條例第336條所存置之權益冊內：

好倉：

名稱	附註	持有之普通股數目、地位及權益性質 直接實益擁有	透過受控制公司	合計	佔本公司已發行股本百分比
Modern Orient Limited		100,050,000	–	100,050,000	16.07
Beijing Enterprises Investments Limited	*(a)*	313,949,900	100,050,000	413,999,900	66.51
京泰實業（集團）有限公司	*(b)*	271,100	413,999,900	414,271,000	66.55

附註：

(a) 所披露之權益包括由Modern Orient Limited 擁有之股份。Modern Orient Limited 由 Beijing Enterprises Investments Limited 直接持有100%權益，因此，Beijing Enterprises Investments Limited 被視為擁有 Modern Orient Limited 所擁有股份之權益。

(b) 所披露之權益包括由Beijing Enterprises Investments Limited 及 Modern Orient Limited 擁有之股份。Modern Orient Limited 之控股公司 Beijing Enterprises Investments Limited 為一間由京泰集團間接持有66.48%權益之公司，因此，京泰集團被視為擁有 Beijing Enterprises Investments Limited 及 Modern Orient Limited 所擁有股份之權益。

除上文所述者外，於二零零四年十二月三十一日，概無其他人士（本公司之董事除外，其權益已列於上文「董事於股份及相關股份之權益及淡倉」一節）於根據證券及期貨條例第336節規定所存置之記錄冊中記錄於本公司股份或相關股份之權益或淡倉。

董事於股份及相關股份之權益及淡倉*(續)*

除上述者外，於二零零四年十二月三十一日，概無董事登記有本公司或其任何相聯法團之股份、相關股份之權益或淡倉，而須根據證券及期貨條例352條記錄於置存之登記冊，或根據標准守則須知會本公司及聯交所。

董事購入股份或債券之權利

年內，李福成先生藉轉換彼持有之五年期1.2厘每股面值人民幣100元可換股債券180個單位，增購本公司間接持有之附屬公司北京燕京啤酒股份有限公司1,699股普通股。

除上述及上文「董事於股份及相關股份之權益及淡倉」項下及財務報表附註39的購股權計劃所披露者外，於年內任何時間概無向任何董事或彼等各自之配偶或其未成年子女授出可藉收購本公司股份或債券獲取利益之權利，彼等於年內亦無行使任何此等權利，而本公司、其任何控股公司、附屬公司及同系附屬公司於年內概無參與訂立任何安排，致使董事可於任何其他法人團體獲得此等權利。

重大交易

於二零零四年十二月三日，本公司與最終控股公司京泰實業(集團)有限公司(「京泰集團」)訂立一項股份轉讓協議，向京泰集團有條件出售本公司全資附屬公司北京企業(食品)有限公司之34.54%股本權益，現金代價人民幣237,392,000元(約223,638,200港元)。合約條款已由本公司全部獨立非執行董事組成之獨立董事委員會確認，就本公司股東而言，交易為公平合理。就該合約而訂立之交易詳情於年內載於財務報表附註11。

董事酬金

董事袍金須於股東大會獲得股東批准，其他酬金由本公司董事參考董事職務、責任及表現及本集團業績而釐訂。

董事於合約之權益

年內，於本公司、其任何控股公司、附屬公司及同系附屬公司訂立而對本集團業務屬重大之任何合約中，董事概無直接或間接擁有重大權益。

董事於股份及相關股份之權益及淡倉

於二零零四年十二月三十一日，董事根據證券及期貨條例（「證券及期貨條例」）第352條記錄於本公司須置存之登記冊，或根據上市規則上市公司董事進行證券交易的標準守則（「標準守則」）須知會本公司及香港聯合交易所有限公司（「聯交所」）擁有下列於本公司或其相聯法團（定義見證券及期貨條例第XV部份）之股份及相關股份之權益及淡倉：

於本公司的相關股份之好倉：

董事於本公司或其一間相聯法團購股權之權益分別披露於財務報表附註39。

於相聯法團股份之好倉：

董事名稱	相聯法團名稱	持有普通股數目	佔相聯法團之已發行股本百分比
李福成先生	北京燕京啤酒股份有限公司@	20,419#	0.0030
鄭萬河先生	北京王府井百貨（集團）股份有限公司@	45,738#	0.0116

@ 上述所有相關法團均為本公司之間接附屬公司

所有權益均由董事直接實益擁有

董事（續）

獨立非執行董事：

劉漢銓先生
李東海先生
王憲章先生
武捷思先生 （於二零零四年七月二日獲委任）
白德能先生 （於二零零四年七月二日獲委任）

根據本公司之公司組織章程細則第96條及105(A)條及董事會所建議，李福成先生、鄭萬河先生、劉漢銓先生、武捷思先生與白德能先生諸位將會退任，並有資格在即將舉行之股東週年大會上膺選連任。

董事及高級管理人員之履歷

本公司董事及高級管理人員之履歷詳情載於本年報第14頁至第19頁。

董事之服務合約

衣錫群先生及張虹海先生與本公司訂有服務合約，分別為期五年及三年，並於二零零三年六月一日及二零零三年十二月三日開始，於二零零四年十二月三十一日時分別尚餘約41個月及23個月屆滿。

於年內，劉凱先生與本公司簽訂更新之服務合約，自二零零四年一月十六日起計延長三年，於二零零四年十二月三十一日時尚餘約24個月屆滿。惟任何一方可藉發出不少於六個月書面通知予以終止。

上述服務合約均由本公司於二零零四年二月一日前授出，豁免遵守由二零零四年二月一日起生效之香港聯合交易所有限公司證券上市規則（「上市規則」）第13.68條須獲股東批准的規定。

除上文披露者外，所有擬於即將舉行之股東週年大會膺選連任之董事概無與本公司訂有本公司不可於一年內免付補償（法定補償除外）而終止之服務合約。

儲備

本公司與本集團之儲備於年內變動之詳情分別載於財務報表附註35(b)及綜合股東權益變動表內。

可供分派儲備

於二零零四年十二月三十一日，按照公司條例第79B條之規定計算，本公司可供分派之儲備達642,021,000港元，已建議宣派其中124,500,000港元作為本年度末期股息。此外，本公司達4,839,497,000港元之股份溢價賬可利用繳足紅股之方式分派。

主要客戶及主要供應商

於回顧年內，本集團向五大客戶作出之銷售及向五大供應商作出之採購分別佔本集團之營業額及總採購額少於30%。

董事

本公司於本年度之董事如下：

執行董事：

衣錫群先生*（主席）*
張虹海先生*（副主席兼總裁）*
李福成先生*（副主席）*
郭迎明先生
劉凱先生*（副總裁）*
鄭萬河先生
李滿先生
郭普金先生（於二零零四年四月二十八日獲委任）
魏恩鴻先生（於二零零四年四月二十八日辭任）
畢玉璽先生（於二零零四年四月二十八日辭任）
包宗業先生（於二零零四年十二月二十九日辭任）
李中根先生（於二零零四年十二月二十九日辭任）

非執行董事：

方方先生（於二零零四年四月二十一日辭任）

董事會謹提呈本公司與本集團截至二零零四年十二月三十一日止年度之董事會報告及經審核財務報表。

主要業務

本公司之主要業務為投資控股，而其主要附屬公司之主要業務詳情載於財務報表附註20。年內，本集團結束了奶製品業務，有關詳情載於財務報表附註11。除此以外，本集團主要業務之性質於年內並無改變。

業績及股息

本集團截至二零零四年十二月三十一日止年度之溢利和本公司與本集團於該日之財務狀況載於第29頁至第155頁的財務報表。

本公司已於二零零四年十一月九日支付每股普通股0.10港元的中期股息。董事會建議向於二零零五年六月十七日名列股東名冊之股東支付本年度末期股息每股普通股0.20港元。是項建議已經在資產負債表股本及儲備內列於股本項內處理。

財務資料概要

本集團過去五個財政年度之已刊發業績及資產、負債及總股本之概要載於第156頁至第157頁。此概要摘錄自經審核財務報表，並經適當地重列及重新分類，但不屬於經審核財務報表之一部份。

固定資產與投資及酒店物業

本公司與本集團固定資產及酒店物業與投資物業於本年度之變動詳情載於財務報表附註15及16。本集團之酒店及投資物業之詳情載於第158頁至第159頁。

購股權

本公司之購股權於年內變動之詳情及原因載於財務報表附註34內。

購買、贖回或出售本公司之上市證券

本公司或其任何附屬公司於本年度內並無購買、贖回或出售本公司任何上市證券。

高級管理人員

鄂萌，現年46歲，為本公司副總裁。鄂先生畢業於中國科技大學並獲該校工學碩士學位。鄂先生是中國高級會計師，並具有中國註冊會計師、註冊資產評估師、註冊房地產估價師和註冊稅務師資格。從一九八八年至一九九八年鄂先生出任北京市新技術產業開發實驗區副主任，並兼任財政審計所所長、投資經營公司總經理、北京天平會計師事務所主任會計師及海淀區國有資產管理局副局長。鄂先生於經濟、財務和企業管理方面積逾20年的經驗。鄂先生於一九九七年十一月加入本集團。

姜新浩，現年40歲，為本公司副總裁。彼於一九八七畢業於復旦大學獲法學學士，並於一九九二年獲頒發法學碩士學位。一九九二年至一九九四年在北京大學執教，一九九五年至一九九七年曾任香港金泰財務公司副總經理、京泰工業投資有限公司董事、副總經理，一九九八年至二零零五年二月任美國Nasdaq上市公司Tramford International Ltd. 董事總經理，二零零零年五月至二零零五年二月任京泰集團投資發展部經理，二零零四年八月至二零零五年二月兼任北京京泰投資管理中心總經理。彼曾於一九八七年至一九八九年在國家經濟體制改革委員會從事政策分析。彼於經濟，金融及企業管理方面積逾十餘年經驗。姜先生於二零零五年二月加入本集團。

譚振輝，現年43歲，為本公司財務總監兼公司秘書。譚先生畢業於香港理工大學，持有會計文學士學位，為特許金融分析師（「CFA」）成員及香港會計師公會的會員。譚先生曾於主要國際性會計師行任職，於核數及公司顧問服務方面積逾16年經驗。譚先生曾參與不同行業的上市及審計工作，包括電子、家電、運動鞋製造、銀行、保險、證券及物業發展等。譚先生於一九九七年四月加入本集團。

王憲章，現年63歲，一九六五年畢業於中國東北財經大學。彼由一九七零年起從事保險事業，曾任中國人民保險公司（「中保公司」）大連市分公司副總經理、遼寧省分公司總經理。一九八六年至一九九五年，擔任中保公司副董事長兼副總經理。一九九六年至今，擔任中國人民保險（集團）公司副董事長兼副總經理。一九九三年建立香港中保集團，自此兼任香港中國保險（集團）有限公司副董事長兼總經理。王先生亦為香港民安保險有限公司、中國再保險（香港）有限公司、中保永興國際（集團）有限公司的董事長，以及中國銀行、嘉華銀行有限公司、鵬利保險（百慕達）有限公司等多家金融保險機構的董事。王先生於一九九七年四月加入本集團。

武捷思，現年53歲，彼擁有經濟學博士學位，並於中華人民共和國南開大學完成理論經濟學博士後研究。他於2001年獲南開大學授予教授資格。武先生在一九八四年至一九九五年期間任職於中國工商銀行（「該行」），並曾任該行的深圳分行行長。彼於一九九五年至一九九八年期間出任深圳市政府副市長；在一九九八年至二零零零年期間任廣東省省長助理。彼現為廣東粵港投資控股有限公司及廣東控股有限公司之董事長、粵海投資有限公司及粵海制革有限公司的名譽董事長和中保國際控股有限公司獨立非執行董事。彼具有豐富的金融及管理工作經驗。彼於二零零四年七月加入本集團。

白德能，現年59歲，是總部設立在上海的投資銀行中國創業投資有限公司的主席、創辦人兼首席執行官。白先生於達克斯恩大學畢業，一九七零年在美國管理學院獲工商管理碩士學位。他在一九八二年推出中國其中第一個創業基金，是中國私營企業投資的先驅。白先生近年旅居上海，在當地商界活躍，是亞洲基金的信託人和南京Hopkins-Nanjing Center的諮詢委員會成員。白先生於二零零四年七月加入本集團。

董事及高級管理人員

非執行董事

方方，現年39歲，現為 J.P.摩根證券亞洲私人有限公司之董事。方先生曾為本公司非執行董事。方先生於中國清華大學畢業並取得管理信息系統學士學位後，赴美國Vanderbilt 大學取得工商管理碩士學位。在加入本公司之前，方先生曾於紐約及香港之美林證券公司及海裕金融集團任職，負責企業融資工作及顧問服務。方先生對於國內企業的重組和融資有相當豐富的經驗。方先生於二零零四年四月辭任。

獨立非執行董事

劉漢銓，現年57歲，彼擁有倫敦大學法律學士學位，是香港最高法院律師、中國司法部委托公證人、國際公證人、中國人民政治協商會議全國委員會委員、香港特別行政區（「香港特區」）首屆政府推選委員會成員及非官守太平紳士。彼曾於一九九二年至一九九三年間出任香港律師會會長。劉先生曾任香港特區籌備委員會成員及立法會議員。劉先生於一九九七年四月加入本集團。

李東海博士GBS太平紳士，83歲，為東泰公司集團之主席及多家本港上市公司獨立非執行董事或非執行董事。彼為東華三院顧問局顧問、東華三院歷屆主席會主席、香港友好協進會主席及中華海外聯誼會副會長等多個公職委員會成員及社團首長，並曾任中國人民政治協商會議全國委員會第八及九屆常務委員、國務院港澳事務辦公室及新華社香港分社港事顧問、香港特別行政區籌備委員會委員以及香港特別行政區第一屆政府推選委員會委員。李博士曾獲多國政府頒授勳銜，包括意大利大十字爵士勳銜、英帝國官佐勳銜、法國榮譽騎士勳銜、比利時里奧普二世司令勳銜及中華人民共和國香港特別行政區政府金紫荊星章榮譽。李博士在商業管理方面積逾四十五年豐富經驗。李博士於一九九七年四月加入本集團。

李滿，現年46歲，為本公司執行董事。彼先後畢業於北京師範學院哲學系及北京工業大學經濟學系。自一九九六年起，彼為北京延慶縣行政學院常務副院長及北京科技大學延慶分校常務副校長。李先生現為八達嶺特區辦事處主任，八達嶺旅遊總公司總經理、八達嶺旅遊發展有限公司總經理。彼於企業管理、酒店管理和旅遊發展方面積逾多年經驗。李先生於二零零一年八月加入本集團。

李中根，現年53歲，曾為本公司執行董事。彼於一九七七年畢業於北京第二外語學院。自一九九四年十月以來，彼出任北京旅遊集團有限責任公司董事、副總經理。在此之前，於一九八七年四月至一九九四年十月期間內，彼曾擔任多個職務 — 建國飯店總經理、北京市旅遊局國有資產管理處處長、北京旅遊局局長助理副局長、北京旅遊公司和北京酒店管理公司總經理。李先生在財務、旅遊發展和酒店管理方面積逾25年經驗。李先生於一九九七年四月加入本集團，並於二零零四年十二月辭任。

郭普金，現年51歲，為本公司執行董事。彼於一九七六年畢業於首都師範大學政教系，其後於首都經濟貿易大學完成研究生課程。郭先生曾任北京市大興區區長，現為北京市首都公路發展有限責任公司董事長，在政府事務及企業管理方面積逾28年工作經驗。郭先生於二零零四年四月加入本集團。

董事及高級管理人員

劉凱，現年51歲，為本公司執行董事、副總裁，兼任北京控股投資管理有限公司總經理並主要負責其管理工作。彼於一九七九年畢業於清華大學機械系，其後又於國家行政學院修讀國民經濟管理專業，獲取研究生文憑。劉先生先後於北京市交通運輸局、北京市交通運輸總公司出任高層管理職務，並於經濟、企業管理方面積逾25年經驗。劉先生於二零零一年一月加入本集團。

包宗業，現年58歲，曾為本公司執行董事。彼於一九八六年在中國人民大學商業經濟管理專業畢業。自一九九二年十一月起，彼先後擔任北京市農工商總公司副總經理及總經理等職務。彼於經濟、零售業及企業管理方面積逾多年經驗。包先生現為三元集團公司董事長。包先生於二零零三年五月加入本集團，並於二零零四年十二月辭任。

鄭萬河，現年53歲，為本公司執行董事。彼於一九八三年在北京經濟學院畢業。自一九八四年十一月起，彼擔任北京王府井百貨大樓副總經理等職務，後為王府井百貨集團的副主席兼總經理。彼於經濟、零售業及企業管理方面積逾15年經驗。鄭先生現為中國青年企業家協會的副會長及中國商業聯合會常務理事。鄭先生於一九九七年四月加入本集團。

魏恩鴻，現年68歲，曾為本公司執行董事。彼於一九五九年在北京郵電學院畢業。自一九九六年起，彼為北京國際交換系統有限公司的主席。一九八三年至一九九六年期間，彼曾先後出任中國黑龍江省郵電管理局的副局長及中國河北省郵電管理局的局長。彼於郵電業及管理方面積逾40年經驗。魏先生於一九九七年四月加入本集團，並於二零零四年四月辭任。

畢玉璽，現年63歲，曾為本公司執行董事。彼畢業於北京農業大學經濟管理系，獲學士學位，並得高級經濟師職稱。畢先生曾任北京市交通局常務副局長。畢先生於二零零零年八月加入本集團，並於二零零四年四月辭任。

執行董事

衣錫群，現年57歲，為本公司主席及京泰集團董事長。彼於一九七五年畢業於北京化工學院。其後又於清華大學完成經濟管理工程學業，獲研究生學歷。一九八六年至一九八七年，衣先生曾主持北京市人民政府經濟體制改革辦公室工作。一九八七年至一九九一年出任北京市西城區區長。自一九九一年起，彼先後擔任北京市市長助理，同時兼任北京市對外經濟貿易委員會主任，北京市經濟技術開發區管委會主任。在宏觀及微觀經濟管理方面具有較深學識和豐富經驗。衣先生於一九九九年十二月加入本集團。

張虹海，現年52歲，為本公司副主席兼總裁。彼於一九八二年畢業於北京大學，其後於湖南大學國際商學院完成研究生學業，並獲頒授高級經濟師榮銜。張先生在北京市政府任職多年，加入本集團之前曾任北京市人民政府外事辦公室暨北京市人民政府港澳事務辦公室主任，張先生亦曾任北京海外聯誼會副會長。張先生於一九九零至一九九八年期間於北京國際信託投資公司任職副總經理、副董事長兼總經理，於企業管理方面積累多年經驗。張先生於二零零三年十二月加入本集團。

李福成，現年50歲，為本公司副主席及執行董事。自一九八三年起，彼曾任燕京啤酒廠的副書記及書記等職務，並為燕京集團的主席和總經理。李先生於釀酒業積逾25年經驗。李先生於一九九七年四月加入本集團。

郭迎明，現年61歲，為本公司執行董事。彼於一九六七年畢業於北京外貿學院。自一九八九年二月起，郭先生曾擔任京泰集團之總經理、副主席和主席職務。在此之前，於一九八五年至一九八八年，郭先生曾擔任於美國的北京市政府窗口公司美國中國物產有限公司的主席及總經理。郭先生於國際經濟、外貿及企業管理積逾30年經驗。郭先生於一九九七年四月至二零零零年二月出任本公司副主席兼總裁，後於二零零二年十二月重投本集團。

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資本及財務狀況

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酒店及旅遊



這板塊之業務已完全從非典型肺炎的影響恢復過來。到八達嶺及龍慶峽之遊客大幅回升，盈利也回到正常水平。

北京市建國飯店有限公司（「建國飯店」）年內入住率持續回升。由於飯店設備比較落後，房價提升困難，建國飯店第二大股東北京首旅集團希望重新發展該項目。基於建議的新項目投資回報期偏長，本集團已於二零零四年八月份按賬面值（包括商譽）出售其於建國飯店的50.5%權益。

科技

資訊科技



北京發展（香港）有限公司（「北京發展」）是本集團之資訊科技旗艦，它的各項業務在年內都取得進展。由於業務量還未達到規模效益之水平，盈利還未能有所突破。

其他



新發展的淺層地能系統業務擴展順利，恆有源科技發展有限公司之銷售比去年穩步增長。其他科技業務之投資大部份均都錄得盈利，對整體業績作出貢獻。

消費品

啤酒


YANJING BEER
燕京啤酒

燕京啤酒之業務在二零零四年持續增長，銷售量達歷史高峰288萬噸，全國營業額約為35億港元，比去年增長約21%。期內原料漲價使成本增加約1.51億港元。但燕京啤酒成功拓展了高檔啤酒市場，消化了原材料價格上漲帶來額外之成本並取得穩定增長。對本集團之經營溢利貢獻上升約13.3%至約1.28億港元。此外，北京燕京啤酒股份有限公司的可換股債券持有人因行使可換股債券，使本集團減低對北京燕京啤酒股份有限公司的持股比例，在會計處理上視作出售股權而獲得之收益；及因併購企業時產生負商譽之收益等合共為本集團帶來3,766萬港元的特殊收益。燕京啤酒於二零零四年之全國市場佔有率已上升至11%，計劃今年銷量突破300萬噸，晉身世界十大產量啤酒商行列。



奶製品

北京三元食品股份有限公司（「三元食品」）之業務受到一連串不利因素影響，營業額比二零零三年下降22%，本集團應佔虧損6,620萬港元。由於本集團正在調整資產組合及經營策略，經過慎重考慮本公司已於二零零四年底簽訂協議，以賬面值（包括商譽）出售三元食品之控股權。這項交易目前還在等待國內一些監管機構之審批才會完成。

零售及旅遊服務

零售

王府井百貨在內陸二線城市之擴展計劃已初見成效，營業額比去年增長47%，達到32.59億港元。在全國的百貨門店數目增至14家，絕大部份百貨門店銷售額比去年有所增長。來自百貨業務之盈利持續上升，但年內出售成都的地產項目形成虧損，抵銷了盈利之增長。管理層相信王府井百貨已走出谷底，未來將恢復增長勢頭。



業務回顧

[illegible]

基建及公用事業

收費公路

機場高速的全年車流量增長24%，達到了4,269萬輛次，創了歷年新高點，使用率已到了原設計負荷的90%以上。營業額及母公司股東權益應佔溢利比去年分別增長26.6%及35.3%，達到3.52億港元及1.8億港元。

深圳石觀公路於二零零四年之收益為8,324萬港元，跟去年基本持平。母公司股東權益應佔溢利約為2,359萬港元，比去年上升3%。

自來水特許權

北京第九號自來水廠特許經營權撇除攤銷後對本集團之經營溢利貢獻約為1.28億港元。此項目是本集團其中一個最重要的現金來源，並將繼續為本集團提供穩定的現金流量。

主席報告



衣錫群

本人欣然宣佈，北京控股有限公司（「本公司」）及其附屬公司（「本集團」）二零零四年繼續錄得盈利增長，全年營業額達96.7億港元，比去年上升21.3%。其中，持續經營業務營業額為87.8億港元，比去年上升26%。本年度母公司股東權益應佔溢利達5.03億港元，比去年上升11.8%。基本每股盈利達0.81港元，比去年增加0.09港元。董事會建議派付二零零四年度末期股息每股20港仙。

二零零四年是本公司上市後發展策略有重大變化之一年。受到市場的劇烈競爭及行業週期影響，本公司資產組合中以前一些重要盈利來源如北京國際交換系統有限公司（現稱北京西門子通訊網絡有限公司（「北京西門子」））、北京三元食品股份有限公司（「三元食品」）及北京市建國飯店有限公司（「建國飯店」）近來業績大幅下滑，大幅抵銷了其他資產的盈利增長，拖累了本公司業績的整體表現。

經過了週詳的計劃和考慮，本公司分別在年內不同時間簽約出售了北京西門子20%權益、建國飯店50.5%權益及三元食品55%權益，套回約8.7億港元現金。出售這些資產體現了本公司重組低回報資產的策略。

除了精簡資產組合，二零零四年董事會認真審時度勢，對過往市場定位、發展戰略及投資策略進行全面研討，並在此基礎上就發展戰略做出重要調整，初步確立了將自身打造成為北京市基礎設施和公用事業投融資平台及構築有限多元業務結構的戰略目標。

提到戰略調整，大家最為關注的恐怕就是北京控股集團有限公司（「北控集團」）的組建。今年一月八日，本公司的母公司京泰實業（集團）有限公司與北京市燃氣集團合組成為北控集團，實現了跨行業的強強聯合。

同時，本公司配合主營業務定位，就投資策略作出調整，將目光更多地集中於基建及公用事業，特別是公路、水務、環保及能源等業務範疇。為使本公司在上述

領域的投資更為專注和專業化，今年初我們組建完成了收費公路、城市水務、再生資源及燃氣能源四大投資平台，使本集團成為具有協同效應的有限多元企業。

來年本集團將把握國有企業改革的機遇，同時針對市場變化，採取下列措施：

1. 加強內部重組的力度：由北京市國有資產管理委員會直接管轄的北控集團重組後將成為本公司的控股公司，使本集團在首都經濟不斷發展過程當中處於有利位置，推動在北京市有關公用事業及基建的投資項目。

2. 繼續大步推進各項精簡資產組合的計劃：重組一些跟整體發展戰略不吻合的資產，令本集團的主營業務定位更清晰。

3. 提高北京燕京啤酒有限公司（「燕京啤酒」）核心業務的發展質量：著力鞏固燕京啤酒作為中國啤酒業知名品牌的地位，爭取今年銷量突破300萬噸；發展高檔次產品，以紓緩原材料價格上漲對生產成本的衝擊；維持低負債比率的資本結構，充份利用收購合併的機遇；加快地區業務增長的步伐。

展望二零零五年，董事會將鞏固本公司作為北京市對國際資本市場的融資窗口地位，為北京市經濟發展和城市建設，提供融資渠道及輸入管理經驗。

最後，本人謹此代表董事會，感謝股東及全體員工在過去一年的努力和貢獻。



主席

香港
二零零五年四月十二日

溢利

本年度營業額達96.7億港元，比去年攀升21.3%。


2004
2003
2002
2001
2000
9,666
7,970
7,012
6,227
5,213
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
9,000
10,000
營業額（百萬港元）

母公司股東權益應佔溢利達5.03億港元。


2004
2003
2002
2001
2000
503
450*
404*
571*
518*
0
100
200
300
400
500
600
母公司股東權益
應佔溢利（百萬港元）

每股基本溢利達0.81港元。

建議派付末期股息每股0.20港元，全年派息總額每股0.30港元。

* 重列

成就

本年度營業額達96.7億港元，比去年上升21.3%。

期內母公司股東權益應佔溢利達5.03億港元，比去年上升11.8%。

每股基本溢利達0.81港元，比去年增加0.09港元。

建議派付二零零四年度末期股息每股20港仙。

財務狀況

	二零零四年終 百萬港元	二零零三年終 百萬港元
現金	**4,195**	3,773
短期貸款	**2,100**	1,786
長期貸款	**2,293**	2,564
貸款淨額	**198**	577
淨負債資本比率	**2.5%**	7.6%
少數股東權益	**3,720**	3,545
資產淨值	**7,881**	7,546


2004
7,881
2003
7,546
2002
7,260
2001
7,026
2000
6,526
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
9,000
母公司股東應佔權益（百萬港元）

公司架構

於二零零五年四月十二日



66.48%
33.52%
北京企業投資有限公司
66.51%
0.01%
北京控股有限公司#
33.48%
公眾投資者
96%
首都機場高速公路
53.08%
深圳石觀公路
100%
自來水廠
80%
燕京啤酒
68.58%
燕京啤酒股份γ
52.37%
燕京惠泉*
51%
順興葡萄酒廠
57.11%
三元食品*
50%
北京麥當勞
50%
廣東麥當勞
50.13%
王府井百貨*
32.86%
北京旅遊發展
82%
長城飯店
75%
假日酒店
75%
八達嶺旅遊
75%
龍慶峽旅遊
55.81%
北京發展#
56.29%
衢浪平台π
97.99%
北京高科技發展有限公司
69.81%
恒有源科技
20%
北京西門子
各異
新科技計劃
基建及公用事業
消費品
旅遊及零售服務
科技

* 在上海證券交易所上市

γ 在深圳證券交易所上市

在香港聯合交易所有限公司(「聯交所」)主板上市

π 在聯交所創業板上市

公司架構

北京控股有限公司及其附屬公司(統稱「本集團」)現時經營四大業務,分別為基建及公用事業、消費品、旅遊及零售服務和科技。

基建及公用事業部份包括管理及經營首都機場高速公路、深圳石觀公路及北京一間自來水廠之特許經營權。

消費品部份包括製造、分銷與銷售啤酒、葡萄酒、奶製品、加工肉類和海鮮產品。

旅遊及零售服務部份包括提供旅遊、零售及酒店服務。

科技部份包括提供互聯網及為硬件及軟件提供資訊科技解決方案,建設及安裝地熱能源系統。本集團亦經營多用途電子付款卡及網上醫療保險及社會保險業務。

主要往來銀行

香港:

中國銀行(香港)有限公司
交通銀行,香港分行
法國巴黎銀行,香港分行
招商銀行,香港分行
東方滙理銀行,香港分行
中國工商銀行(亞洲)有限公司
荷蘭合作銀行,香港分行

中國大陸:

中國農業銀行
中國銀行
中國建設銀行
廣東發展銀行
中國工商銀行

專業顧問

核數師

安永會計師事務所

法律顧問

香港法律:

孖士打律師行

中國法律:

海問律師事務所

美國法律:

蘇利文•克倫威爾美國法律事務所

董事

執行董事

衣錫群先生(主席)
張虹海先生(副主席兼總裁)
李福成先生(副主席)
郭迎明先生
劉　凱先生(副總裁)
鄭萬河先生
李　滿先生
郭普金先生

獨立非執行董事

劉漢銓先生
李東海先生
王憲章先生
武捷思先生
白德能先生

一般資料

註冊辦事處

香港
干諾道中200號
信德中心西座34樓
電話:(852) 2915 2898
傳真:(852) 2857 5084

股份代號

392

網址

http://www.behl.com.hk

公司秘書

譚振輝先生 *CFA CPA*

股份過戶登記處

登捷時有限公司
香港灣仔
告士打道56號
東亞銀行港灣中心地下

目錄



北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

二零零四年年度報告書